2025 Annual Report

Notice of **2026**
Annual Meeting & Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-41462

SBC Medical Group Holdings Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**88-1192288**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Spectrum Center Dr. STE 300 Irvine, CA	**92618**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **949-593-0250**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.0001 par value per share	SBC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SBCWW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $48.2 million, calculated by using the closing price of the Registrant's Common Stock on such date on the Nasdaq Stock Market LLC of $4.64.

The number of shares of registrant's Common Stock outstanding as of February 28, 2026 was 102,576,943, after deducting 1,304,308 shares of treasury stock.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2025. Portions of such proxy statement or Form 10-K/A, in lieu thereof, are incorporated by reference into Part III of this Annual Report on Form 10-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

- future financial performance of the Company;

- changes in the market and level of demand for our products and services;

- the expansion plans and opportunities of the Company;

- the ability of the Company to access additional capital;

- the ability of the Company to maintain the listing of the Company's common stock on Nasdaq;

- public securities' potential liquidity and trading;

- the impact from the outcome of any known and unknown litigation;

- the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses;

- expectations regarding future expenditures of the Company;

- the future mix of revenue and effect on gross margins of the Company;

- the attraction and retention of qualified directors, officers, employees and key personnel of the Company;

- the ability of the Company to compete effectively in a competitive industry;

- the ability to protect and enhance the Company's corporate reputation and brand;

- expectations concerning the relationships and actions of the Company and its affiliates with third parties;

- the impact from future regulatory, judicial, and legislative changes in the Company's industry;

- the ability to locate and acquire complementary products or product candidates and integrate those into the Company's business;

- future arrangements with, or investments in, other entities or associations;

- intense competition and competitive pressures from other companies in the industries in which the Company operates;

- the possibility that we may be adversely affected by other economic, business, and/or competitive factors;

- changes in applicable laws or regulations; and

- other factors detailed under "Part I, Item 1A. Risk Factors."

These forward-looking statements are based on information available as of the date of this Annual Report, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that the Company "believes" and similar statements reflect the Company's beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Annual Report, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

As a result of a number of known and unknown risks and uncertainties, the actual results or performance of the Company may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause the Company's actual results to differ include:

- the outcome of any legal or regulatory proceedings that have been, or may be, instituted in the future against the Company;

- the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

- risks related to macroeconomic or geopolitical developments;

- future exchange and interest rates;

- the risk that the Company fails to maintain an effective system of disclosure controls and internal controls over financial reporting, which could impair the Company's ability to produce timely and accurate financial statements or comply with applicable regulations; and

- other risks and uncertainties indicated in this Annual Report, including those under "Part I, Item 1A. Risk Factors" herein, and other filings that have been made or will be made with the SEC by the Company.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report are more fully described under "Part I, Item 1A. Risk Factors" and elsewhere in this Annual Report. The risks described under the heading "Part I, Item 1A. Risk Factors" are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect the business, financial condition or results of operations of the Company. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can the Company assess the impact of all such risk factors on the business of the Company, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. This is particularly true for a company like the Company that has a limited operating history to reference. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Summary of Material Risks

- We are a holding company and depend upon our operating subsidiaries for our cash flows.

- We may need additional capital to execute our business plans, and additional financing may not be available on favorable terms or at all. If we raise additional capital through equity or debt financings, our stockholders may be diluted and our operations may become subject to additional restrictions.

- Our business depends significantly on the financial condition, performance and expansion of the MCs, our franchisees and other alliance partners, and we have substantial concentration in a limited number of such partners. We have limited ability to control their operations, their interests may conflict with ours, and their actions or failures to perform may adversely affect our business and expose us to liability.

- We may not be able to grow our franchise system, compete effectively, manage our growth, or maintain the strength and reputation of our brand.

- Adverse publicity, misconduct, safety concerns, product recalls, product liability claims, or unethical or non-compliant conduct by us, the MCs, our franchisees and other alliance partners, suppliers, business partners or other third parties could harm our reputation, brand and operating results.

- Any significant cybersecurity incident, disruption to our operating systems, or failure to safeguard personal information could subject us to significant legal, regulatory, financial, operational and reputational consequences.

- Uncertainties with respect to the development and use of artificial intelligence in our business may adversely affect our business and reputation.

- Failure by the MCs, other independently operated clinics and physicians, or our clinics and business partners to comply with applicable laws and regulations, including the Medical Care Act in Japan, privacy and personal information laws, and environmental and work safety laws, could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

- Our international operations and expansion outside Japan subject us to additional operational, regulatory, compliance and market risks.

- We are subject to risks associated with strategic alliances, acquisitions, minority investments and other investments, including acquisitions involving related party transactions, integration challenges, and the risk that such transactions do not achieve their intended strategic or financial benefits.

- We are involved in litigation from time to time and could incur substantial judgments, fines, legal fees or other costs. We and our subsidiaries have limited insurance coverage, and our operations may be interrupted by utility shortages or stoppages, fire, natural disasters or other calamities at or near our facilities.

- Challenging macroeconomic conditions, financial or economic crises, and trade tariffs or other trade barriers may adversely affect our franchisees, business partners and customers and could have a material adverse effect on our business, financial condition and results of operations.

- Our disclosure controls and procedures were not effective as of December 31, 2025, as a result of material weaknesses in our internal control over financial reporting that had not been fully remediated as of that date. Continued or additional control failures could impair our ability to report our financial results timely and accurately or prevent fraud.

- Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities, reduce liquidity and coverage, and adversely affect our ability to obtain additional financing.

TABLE OF CONTENTS

Item 1. Business.

Unless the context indicates otherwise, any references herein to the "Company", "we", "us" and "our" refer to (i) SBC Medical Group, Inc. (formerly known as SBC Medical Group Holdings Incorporated), a Delaware corporation ("Legacy SBC"), and its consolidated subsidiaries and variable interest entity ("VIE"), prior to the consummation of the Business Combination and to (ii) SBC Medical Group Holdings Incorporated, the Combined Entity and its consolidated subsidiaries and VIE following the Business Combination, and reference herein to "Pono" refers to Pono Capital Two, Inc., the predecessor company prior to the consummation of the Business Combination.

Company Overview

History

We were originally incorporated in Delaware on March 11, 2022 under the name "Pono Capital Two, Inc.," referred to herein as "Pono," as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On August 9, 2022, Pono consummated its IPO of 11,500,000 units (the "Units" and, with respect to the Class A common stock included in the Units being offered, the "Public Shares" and with respect to the warrants included in the Units, the "Public Warrants") (the "Pono IPO").

Simultaneously with the consummation of the closing of the Pono IPO, Pono consummated the private placement of an aggregate of 634,375 units (the "Placement Units") at a price of $10.00 per Placement Unit in a private placement to the Sponsor (the "Private Placement").

On September 26, 2022, the Class A common stock and Public Warrant included in the Units began separate trading on The Nasdaq Global Market under the symbols "PTWO" and "PTWOW," respectively.

On January 31, 2023, Pono entered into an Agreement and Plan of Merger (as subsequently amended from time to time, the "Merger Agreement") with Pono Two Merger Sub, Inc., a Delaware corporation ("Merger Sub") and then a wholly-owned subsidiary of Pono, SBC Medical Group, Inc., then named SBC Medical Group Holdings Incorporated, a Delaware corporation ("Legacy SBC"), Mehana Capital LLC, a Delaware limited liability company ("Sponsor" or "Purchaser Representative") in its capacity as the representative of the stockholders of Pono, and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of Legacy SBC ("Seller Representative").

On September 17, 2024, the closing (the "Closing") of the merger (the "Merger") and other transactions contemplated thereby (collectively, the "Business Combination") took place and the Merger was consummated with Merger Sub merging with and into Legacy SBC with Legacy SBC surviving the Merger as a wholly-owned subsidiary of Pono, and Pono then changed its name to SBC Medical Group Holdings Incorporated and on September 17, 2024, Legacy SBC changed its name to SBC Medical Group, Inc.

Effective September 17, 2024, Pono's units ceased trading, and effective September 18, 2024, SBC's common stock began trading on the Nasdaq Global Market under the symbol "SBC" and the public warrants began trading on the Nasdaq Capital Market under the symbol "SBCWW."

As a result of the Closing of the Merger and the Business Combination, the business of SBC Medical Group, Inc. ("Legacy SBC"), became the business of the Company.

Business Overview

The Company is a management company with offices in Irvine, California and Tokyo, Japan, and, through our subsidiaries, we provide management services to aesthetic clinics in Japan that are owned and operated by medical corporations and other franchisees we support. We also own and operate clinics in Vietnam and Singapore, and we are pursuing U.S. market initiatives primarily through strategic investments and alliances. The history of Legacy SBC began with the establishment of L'Ange Cosmetique Co., Ltd. in 2003 and SBC Japan (formerly Aikawa Medical) in 2017 for the purpose of providing management services to medical corporations and the medical clinics of the medical corporations. The history of the medical corporations and the medical clinics began in 2000 with the opening of Shonan Beauty Clinic in Fujisawa City, Japan, where Dr. Aikawa opened in private practice. Subsequently, Dr. Aikawa opened clinics in Yokohama in 2001 and Shinjuku in 2003, incorporated as Medical Corporation Shobikai in 2004, acquired a medical corporation named Medical Corporation Kowakai in 2009 and Medical Corporation Nasukai in 2009.

The Company and its subsidiaries are primarily focused on providing comprehensive management services to franchisee clinics. These services include advertising and marketing across various platforms (such as social media networks), staff management (such as recruitment and training), booking and reservation services for franchisee clinic customers. We also support franchisee clinics through assistance with employee housing rentals and facility rentals, leasehold improvements and design of clinics, medical equipment and medical consumables procurement (resale), the provision of cosmetic products to clinics for resale to clinic customers, licensure of the use of patent-pending and non-patented medical technologies, trademark and brand use, IT software solutions (including but not limited to remote medical consultations), management of the customer rewards program (customer loyalty point program), and payment tools.

In 2017, we began providing our management services to our franchisee treatment centers. Unless otherwise indicated, the operational metrics in this section are as of December 31, 2025. As of December 31, 2025, the Company and its subsidiaries provided management services to a total of 237 franchisee treatment centers located in Japan, including 5 independently operated clinics in Japan under separate franchise arrangements. In addition, we operate 21 treatment centers in Singapore through Aesthetic Healthcare Holdings ("AHH") and its subsidiaries. The Company also (i) owned and operated 1 treatment center under its "SBC" brand name in Ho Chi Minh City, Vietnam, as well as (ii) previously provided management services to 1 treatment center under its "SBC" brand name in Irvine, California in the United States (the "CA Clinic"), which was owned and operated by the related party, until it was permanently closed at the end of May 2025, and we no longer provide management services to any clinic in the United States. However, in the United States, we have pursued market entry through a strategic minority equity investment in OT Midco, through which we hold an indirect minority interest in the OrangeTwist business ("OT"), and we may explore potential commercial arrangements with OT on a non-binding basis. OT operates 24 treatment centers across the United States, rather than through directly owned and operated clinics or management service arrangements. Our franchisee treatment centers in Japan, together with our treatment centers in Singapore and Vietnam, provide an array of surgical and non-surgical medical services that vary based upon location, including cosmetic surgery, dermatology, and dentistry. These medical services include but are not limited to breast augmentation, liposuction, rejuvenation treatments (including treatment of wrinkles, acne, scars, cellulite, excess fat, discoloration, and signs of aging), laser skin toning and spot removal, eyes double fold surgery, rhinoplasty, treatment of osmidrosis and hyperhidrosis, hair transplants, gynecological formation treatments, laser hair removal, face line surgeries, cosmetic dental procedures, tattoo removal, lasik eye surgery, lateral canthoplasty, brow lift procedures, androgenetic alopecia treatment, and cheek sagging prevention methods.

To further our growth and global expansion, we have recently completed or announced several strategic transactions and initiatives:

- In November 2024, we acquired a 100% equity interest in Aesthetic Healthcare Holdings ("AHH") and its subsidiaries, which are incorporated in Singapore and principally engaged in medical aesthetics business, for cash consideration of SGD$7.8 million (equivalent to approximately US$5.8 million). As a result of this acquisition, we operate clinics in Singapore owned and operated through AHH and its subsidiaries.

- In July 2025, we acquired 100% equity interest in MB career lounge, Co., Ltd. ("MB career lounge"), a company providing comprehensive management supporting services for medical institutions in Japan, including medical professional recruiting and operational consulting, with a cash consideration of JPY 2,040 million (approximately $14.2 million). In the same month, we appointed Dr. Steven R. Cohen as Medical Strategy Advisor to support our global expansion initiatives and enhance our medical quality and physician training programs.

- In November 2025, we entered into a consulting agreement with BLEZ ASIA Co., Ltd., which operates more than 20 clinics and pharmacies in Thailand, to support our entry into Thailand, including management support for a new dermatology-focused clinic BLEZ is preparing to open in Bangkok.

- In December 2025, we acquired a controlling interest in Waqoo, Inc. ("Waqoo"), a company listed on the Tokyo Stock Exchange Growth Market and a medical research and development company specializing in regenerative medicine technologies. We initially conducted a tender offer for Waqoo's common stock from November 14, 2025 through December 12, 2025, through which we acquired 575,052 shares, or 16.27% of the voting rights. Concurrently, on December 19, 2025, we acquired additional shares through an off-market transaction from Yoshiyuki Aikawa, the Company's CEO, a related party to the Company and the then-largest shareholder of Waqoo, resulting in our total ownership of Waqoo's voting rights exceeding 50% and Waqoo becoming our consolidated subsidiary.

- Additionally, on December 29, 2025, we acquired an approximately 18.2% voting interest in OT Midco Holdings, LLC ("OT Midco"), a holding company through which we hold an indirect minority interest in the OrangeTwist, LLC and its subsidiaries (collectively, "OrangeTwist"), a lifestyle medicine and medical aesthetics provider operating treatment centers across the United States, for a total cash consideration of $20 million. In addition, we committed to make an additional cash contribution of $5.0 million in December 2026 for newly issued common units of OT Midco. We account for this investment under the equity method due to our board representation and participation in policy-making processes.

- As part of our ongoing expansion strategy, we also continuously evaluate other potential investments and acquisitions. For example, in May 2025, we announced that we began reviewing a potential acquisition of Risenet Co., Ltd., and, as of the date of this Annual Report, we have not entered into a definitive agreement.

Since our inception, we have been committed to delivering high quality management services to our franchisee clinics and other alliance clinics. We believe our team of highly qualified and experienced professionals has underpinned our strong reputation as we continue to provide multifaceted management services to our franchisee clinics.

Business Segments

The Company operates in a single operating segment. The Company's Chief Executive Officer, who serves as the Chief Operating Decision Maker ("CODM"), is responsible for evaluating performance and allocating resources. Our revenues are primarily derived from providing comprehensive management services to franchisee cosmetic treatment centers, including advertising, staffing, procurement, IT solutions, and the licensing of medical technologies and trademarks. For additional details, see Note 21, "Segment Reporting," in the accompanying notes to our consolidated financial statements.

Corporate Structure

The Company wholly owns SBC Medical Group, Inc., a Delaware corporation and SBC MEDICAL APAC PTE. LTD., a Singapore corporation that serves as the Asia-Pacific regional headquarters.

The Company's subsidiary, SBC Medical Group, Inc., primarily operates through 15 wholly owned subsidiaries and three majority owned subsidiaries. The wholly owned subsidiaries consist of SBC Medical Group Co., Ltd., a Japanese corporation ("SBC Medical Sub"), Liesta Co., Ltd., a Japanese corporation ("Liesta"), SBC Sealane Co., Ltd., a Japanese corporation ("SBC Sealane"), SBC Marketing Co., Ltd., a Japanese corporation ("SBC Marketing"), SBC Medical Consulting Co., Ltd., a Japanese corporation ("SBC Medical Consulting"), Shoubikai Medical Vietnam Co. Ltd., a Vietnam corporation ("SBC Vietnam"), SBC Healthcare, Inc., a Delaware corporation ("SBC Healthcare"), SBC Irvine, LLC, a Delaware limited liability company ("SBC Irvine"), Aesthetic Healthcare Holdings Pte., Ltd., a Singapore corporation ("AHH"), Wen & Weng Family Clinic Pte., Ltd., a Singapore corporation ("WWFC"), Wen & Weng Medical Group Pte., Ltd., a Singapore corporation ("WWMG"), Rochor Clinic Pte., Ltd., a Singapore corporation ("RCC"), Dermasolutions Pte., Ltd., a Singapore corporation ("DS"), and Dermasolutions Services Pte., Ltd., a Singapore corporation ("DSS") and MB career lounge Co., Ltd. ("MB career lounge"). The three majority owned subsidiaries are Medical Payment Co., Ltd., a Japanese corporation ("Med Payment"), Waqoo, Inc., a Japanese corporation ("Waqoo"), and Cell Pro Japan Co., Ltd., a Japanese corporation ("Cell Pro Japan"), which is a wholly owned subsidiary of Waqoo.

The Company also consolidates Aikawa Medical Management, Inc., which is the Company's variable interest entity.

Effective January 1, 2026, the Company effected a merger in which SBC Marketing Co., Ltd. merged with and into SBC Medical Group Co., Ltd. As a result, the separate corporate existence of SBC Marketing Co., Ltd. ceased, with SBC Medical Group Co., Ltd. continuing as the surviving company. Effective January 7, 2026, the Company established SBC Medical M&A Advisory Co., Ltd. to provide healthcare-focused M&A advisory services.

Disposal of SBC Kijimadaira Resort Inc. ("Kijima") and Skynet Academy Co., Ltd. ("Skynet")

On December 17, 2024, the Company entered into definitive agreements to sell and transfer all of the shares in its subsidiaries, Kijima and Skynet, to entities owned by Yoshiyuki Aikawa, CEO of the Company, for cash. The Company pursued the transactions to concentrate business and management resources on its main medical business. The disposal of Kijima and Skynet did not constitute a strategic shift that would have a major effect on the Company's operations and financial results. The transactions closed on December 23, 2024, subject to customary closing conditions. The Company received total cash consideration of one Japanese Yen (less than $0.01) for Kijima and $446,460 for Skynet. In accounting for the disposals, operating results of Kijima and Skynet are included in the Company's consolidated financial statements up to the disposal date. The difference between (i) the fair value of the net assets disposed and (ii) the consideration received was recognized as an adjustment to Additional Paid-in Capital ("APIC"). No retrospective adjustments have been made to prior-period consolidated financial statements. Following the completion of these transactions, Kijima and Skynet ceased to be subsidiaries of the Company after December 23, 2024. Their financial results are therefore excluded from the Company's consolidated financial statements for periods subsequent to the disposal date.

Acquisition of AHH

On November 20, 2024, the Company completed the payment of SGD 7.8 million in cash for the acquisition of 100% of the voting equity interest in AHH and its subsidiaries, following the execution of a Share Purchase Agreement with Dr. Ewen Chee Yew Wen, Dr. Lee Tee Kit, Dr. Phua Vanessa Mae, Dr. Charlotte Kim Thomas, and Dr. Gary Si Khin Yuen. AHH is based in Singapore and operates aesthetic medical clinics, family clinics, and quick facial aesthetics outlets. The founder, Dr. Ewen Chee, is known as one of the pioneers in the field of aesthetic medicine in Singapore and is a co-chair of the first Asia Pacific Thread Lift Conference (APEM) and a board-certified physician by the American Academy of Aesthetic Medicine. He is a frequent speaker at international conferences and workshops, and his expertise and knowledge have been featured in numerous scientific publications. AHH's major brands and number of clinics are The Chelsea Clinics, Gangnam Laser Clinic, SkinGo! and Family clinics. Due to AHH's fiscal year ending on September 30, the financial results of AHH and its subsidiaries have been included in the Company's consolidated financial statements with a three-month lag.

Acquisition of MB career lounge Co., Ltd. ("MB career lounge")

On July 17, 2025, the Company acquired MB career lounge, a Japan-based management support services provider that provides management and operational support services to "JUN CLINIC," an aesthetic dermatology and plastic-surgery platform.

Acquisition of Waqoo, Inc. ("Waqoo")

On December 19, 2025, the Company acquired a controlling interest in Waqoo, Inc. ("Waqoo"), a Japanese corporation listed on the Tokyo Stock Exchange Growth Market. The acquisition was conducted through a tender offer by SBC Medical Group Co., Ltd. ("SBC Japan") from November 14, 2025 through December 12, 2025, in which SBC Japan acquired 575,052 shares, representing 16.27% of the voting rights. Concurrently, SBC Japan acquired additional shares from Yoshiyuki Aikawa, the Company's CEO, a related party to the Company and the then-largest shareholder of Waqoo through an off-market transaction. As a result of these transactions, SBC Japan's ownership ratio of the voting rights of Waqoo exceeded 50% as of the settlement date of December 19, 2025.

For the fiscal years ended December 31, 2025 and 2024, the Company generated revenues of $173,607,489 and $205,415,542, respectively, reported net income of $51,045,023 and $46,689,892, respectively, and cash flow provided by operating activities of $24,668,496 and $20,582,933, respectively. As of December 31, 2025, the Company had retained earnings of $240,448,620.

Our wholly owned subsidiary, SBC Medical Group Co., Ltd., a Japanese corporation ("SBC Medical Sub", or "SBC Japan"), is designated as a "medical service corporation" in Japan. In Japan, a medical service corporation is a legal entity that provides management services to "medical corporations". The management services are conducted through franchisor-franchisee contracts and/or service contracts with the medical corporations and/or general incorporated associations that own and operate domestic franchisee treatment centers in Japan. Separately, we also enter into franchise arrangements with certain independently operated clinics in Japan, which differ in certain respects from our arrangements with the medical corporations. In addition, following the acquisition of MB career lounge in July 2025, the Company, through MB career lounge, provides management and operational support services to Medical Corporation Misakikai and General Incorporated Association Miotokai, and the related revenues are included in the Company's consolidated revenues.

The Company's subsidiaries have entered into franchisor-franchisee contracts and service contracts (including business consignment agreements of the same nature) with seven medical corporations, consisting of Medical Corporation Shobikai, Medical Corporation Kowakai, Medical Corporation Nasukai, Medical Corporation Aikeikai, Medical Corporation Jukeikai, and Medical Corporation Ritz Cosmetic Surgery, as amended and restated effective as of April 2025, and Medical Corporation Association Furinkai, effective as of June 2025.

In addition, the Company has entered into service contracts since September 2023 with Medical Corporation Association Furinkai and Medical Corporation Association Junikai; and in July 2025 with Medical Corporation Misakikai and General Incorporated Association Miotokai, following the acquisition of MB career lounge Co., Ltd. (collectively with the seven franchisee medical corporations, the "Medical Corporations and/or General Incorporated Associations" or "MCs").

All of the MCs are deemed to be related parties of the Company since relatives of the CEO of the Company are the members (or *shain*) of general meetings of members of the MCs. The CEO of the Company was previously a member of the six franchisee MCs until he ceased being a member in July 2023. The Company, through SBC Medical Sub, owns equity interests (or *mochibun*) of the six franchisee MCs. Although the Company, through SBC Medical Sub, has an equity interest to the rights to receive a distribution of residual assets in proportion to the amount of contribution in certain circumstances as provided in the Japanese Medical Care Act and the articles of incorporation of each of the six MCs, the Company or SBC Medical Sub does not have voting control over the corporate actions at general meetings of members (or *shain*) of the MCs per the requirements of the Japanese Medical Care Act and the MCs' articles of incorporation. The Company does not hold equity interests (mochibun) in Medical Corporation Misakikai or General Incorporated Association Miotokai; the Company's arrangements with these entities are based on service contracts. "Members (or shain) of a general meeting of members (or shain)" means constituent members of the general meeting of members (or shain) of a Japanese Medical Corporation. Each member (or shain) has one voting right. "General meeting of members (or shain)" means one of the organs of a Japanese Medical Corporation and the highest decision-making body of the Medical Corporation, the main duties of which include the election and dismissal of directors (or riji) and auditors (or kanji) of the Medical Corporation, and the approval of financial statements and statutory business reports of the Medical Corporation.

"Equity interest (or mochibun)" means the right to receive distribution of the residual assets of a Japanese Medical Corporation in proportion to the amount of contribution (Article 10.3.3.2 brackets of the Supplementary Provision of the Japanese Medical Care Act.). However, the procedures for an equity interest (or mochibun) holder to exercise and realize the right to receive distribution of the residual assets of the Medical Corporation is more complicated than that of a stock corporation due to the restrictions under the Medical Care Act.

Mission

Our primary mission is to provide quality comprehensive management services to the MCs and expand our "Shonan Beauty Clinic" brand. We plan to achieve the mission by maintaining and strengthening our market position and brand in the cosmetic medical treatment management market in Japan, Vietnam, Singapore, while pursuing growth opportunities in the United States through strategic investments and alliances, and by continuing to grow our presence globally. Accordingly, we have entered into franchise agreements and service contracts (including consulting and management service agreements) (collectively, the "Support Agreements") with the MCs to define the scope of the management services that we provide to the MCs as well as the franchise operational provisions that the MCs must comply with. Separately, we have entered into partner doctor independence support program agreements with certain independent practitioners. The Support Agreements generally have one-year terms and are subject to renewal unless either party provides notice of non-renewal in accordance with the applicable agreement. We receive a portion of our overall compensation for providing management services with the following MCs:

- Medical Corporation Shobikai: from September 29, 2017

- Medical Corporation Kowakai: from September 29, 2017

- Medical Corporation Nasukai: from September 29, 2017

- Medical Corporation Aikeikai: from September 29, 2017

- Medical Corporation Jukeikai: from February 21, 2020

- Medical Corporation Ritz Cosmetic Surgery: from May 31, 2021

Effective as of April 1, 2025, the Company revised the fee structure to pursue a long-term growth strategy aimed at expanding and stabilizing the business foundation by creating an environment that can better facilitate the establishment of new clinics by MCs. This updated fee structure introduces a more tailored, performance-based approach to determining service fees for each clinic, based on several key criteria:

1. Medical service category (facility type): The type of medical services provided by the clinic (for example, cosmetic medicine, dermatology, hair restoration (AGA) treatment, fertility treatment, insured medical care, or other specialized fields).

2. Operational tenure: The length of time since the clinic's opening (with newly established clinics in their first year of operation recognized in a dedicated category).

3. Monthly revenue: The clinic's revenue for the given month.

4. Patient volume: The number of patients the clinic has served over the past year.

These factors collectively determine each clinic's tier classification (e.g., as a small, medium, or large clinic), as defined in the updated service agreement's appendix. Under this system, each clinic is assigned to an appropriate tier based on its profile, and a corresponding fixed monthly fee is applied according to the schedule set forth in the contract. Notably, clinics offering cosmetic medical services are categorized using a more granular tier system reflecting their scale, with tiers ranging from newly opened clinics in their first year up to "super-large" clinics. In contrast, clinics focusing on other types of medical services (such as dermatology, AGA hair restoration, fertility treatments, or dental and orthopedic care) are classified into the standard small, medium, or large clinic tiers. This tiered approach ensures that service fees are aligned with each clinic's size and performance, supporting newer and smaller clinics as they grow while accommodating the higher capacities of larger established clinics. Following the acquisition of MB career lounge in July 2025, we entered into new service contracts for the first time with Medical Corporation Misakikai and General Incorporated Association Miotokai.

Material Contracts between the Company and MCs

The Company has entered into Support Agreements (franchise agreements and service contracts) and an SBC Operating Agreement with each of the MCs. Separately, the Company has entered into Partner Doctor Independence Support Program Agreements ("PDISPA") with certain independent practitioners.

The term of the PDISPA is for a period of 5 years from September 1, 2021, to August 31, 2026. The PDISPA will be renewed under the same terms for successive one-year periods upon conclusion of the initial term unless either party requests in writing to terminate the PDISPA 6 months prior to the expiration date of the PDISPA. Pursuant to the PDISPA, the Company permits such independently operated clinics to use (i) the "Shonan Beauty Clinic" name and (ii) certain trade names associated with our clinic network, including those of Medical Corporation Shobikai, Medical Corporation Kowakai, Medical Corporation Nasukai, Medical Corporation Aikeikai, L'Ange Cosmetique Co., Ltd. and Shobikai Co., Ltd. (collectively, "SBC Medical"). The Company also grants such independently operated clinics the right to use the "SBC Medical Group" name, our know-how of clinic operation, trademarks, trade names, and to provide the treatments designated by the Company and conduct business activities as a partner of the SBC Medical Group under a unified brand image.

PDISPA does not charge a franchise fee or a deposit fee, instead the independently operated clinics are to pay fees to the Company, which are to be calculated as follows: total amount of sales at the clinic multiplied by 12% excluding consumption tax. If the total sales amount exceeds 100,000,000 yen per clinic, the maximum fee amount will be 10,000,000 yen. For the purposes of the PDISPA the total amount of sales means the amount of sales after discounting preferential tickets, and other campaigns and discounts.

SBC's Operating Agreement

The Company previously entered into an SBC Operating Agreement (the "SBCOA") with each of the MCs. The original term of the SBCOA was from April 1, 2023, to March 31, 2025, and the term was extended until March 31, 2026. Pursuant to the SBCOA the Company agreed to provide the MCs with the following consulting services related to: (i) marketing related services for developing new clients (ii) aiming to ensure stable performance and increase customer satisfaction through the creation of repeat customers (iii) the establishment and operation of a system seeking to ensure medical safety (iv) securing attorneys and medical institutions to transport in the event of claims or medical accidents, (v) measures to improve employee satisfaction, and design of organizational chart and personnel evaluation system (vi) the selection of medical equipment and materials, (vii) the acquisition of properties for new medical facilities (trade area survey, area selection, lease agreement signing, etc.) (viii) various types of general skills training for healthcare facility employees (ix) specialized and advanced skills training in leadership, motivation, communication, etc., for chiefs, leaders, and other employees with subordinates (x) development of new type of medical facilities (xi) development of new treatment methods (xii) hiring employees with national certifications, professional skills, and interpersonal skills, such as doctors, nurses, and reception counselors (xiii) performance management, business analysis, and management decision making utilizing financial statements such as income statements, cash flow statements, and balance sheets (xiv) use of the likeness of the Company's officers or employees on websites, commercials, and other advertising media and (xv) efficient operation methods that allow for more customer service during the same clinic hours.

Under the SBCOA in effect prior to April, 2025, in exchange for the foregoing services, each MC is required to pay the Company 3,000,000 yen per month (excluding consumption tax) for each medical facility at which such MC provides medical services to its clients.

In light of the current challenging competitive environment, we are pursuing a long-term growth strategy aimed at expanding and stabilizing our business foundation by creating an environment that can better facilitate the establishment of new clinics by MCs. In line with this objective, effective April 1, 2025, we amended and renewed the SBCOA with each MC. Under the revised SBCOA, if neither party expresses an intention not to renew the agreement before the expiration of the effective period, the agreement will be renewed for successive one-year periods under the same terms and conditions.

The main revisions include:

1. Revised Fee Structure

- First-Year Fee Reduction for Newly Opened Clinics: Fees will be reduced during the first year of operation for newly established clinics, significantly reducing initial cost burdens at a stage when clinics have yet to fully establish their customer base.

- Fees Based on Service Utilization from the Second Year Onward: Starting from the second year of operation, fees will be calculated based on the scale of services utilized and the operational size of each clinic.

2. Changes to Provided Consulting Services Following the revision, consulting services provided by the Company to MCs will include:

- Management consulting for medical corporations and facilities

- Human resources and labor management services

- Recruitment-related services

- General administrative services

- Information system management services

- Customer relations services

- Accounting, finance, and taxation services

- Legal services

- Clinic establishment and facilities management services

- Infrastructure introduction, improvement, and operational support services related to insurance-covered medical treatments

Service Contracts

We entered into service contracts with Medical Corporation Association Furinkai (the service contract regarding operation on November 22, 2023 and the service contract regarding management consulting on November 25, 2023 respectively) and Medical Corporation Association Junikai (the service contract regarding operation and the service contract regarding management consulting both on November 16, 2023). On June 30, 2025, we entered into renewed business consignment agreements with Medical Corporation Association Furinkai and Medical Corporation Association Junikai, each effective as of June 1, 2025, which superseded the prior service contracts.

The scope of work ("SOW") under the renewed agreements includes management consulting and operational support services (including, among others, marketing support, procurement support for medical equipment and materials, operational process support, human resources and recruitment-related support (for Junikai), and information system management services).

Business Consignment Agreement for Management Consulting and Operational Support Services to Medical Corporation Association Furinkai

The material terms of our renewed business consignment agreement with Medical Corporation Association Furinkai are as follows:

- Signing Date:

  o June 30, 2025

- management consulting and operational support services relating to the operation of medical facilities of Medical Corporation Association Furinkai, including:

  o marketing support for developing new clients;

  o selection and procurement support for medical equipment and medical materials;

  o measures to ensure stable performance and increase customer satisfaction through the creation of repeat customers;

  o planning and consulting for management and operational strategies;

  o renewal of existing treatment methods and development of new treatment methods and manuals, and support for implementation;

  o establishment and operation support for systems intended to help ensure medical safety;

  o support for the integration and improvement of accounting and management processes through the introduction of new accounting systems and related tools; and

  o information system management services, including advisory services relating to information security, IT networks, data centers and communication tools, account management, and business process automation support.

- Effective Period

  o June 1, 2025 until May 31, 2026

  o If neither party expresses an intention not to renew the agreement before the expiration of the effective period, the agreement will be renewed for successive one (1) year periods under the same terms and conditions.

- Fees Payable Under the Agreement

  o On June 30, 2025, we entered into two separate business consignment agreements with Medical Corporation Association Furinkai, both effective as of June 1, 2025. Under both agreements, the monthly service fee for the applicable month is payable for each medical facility and is determined based on the facility's tier classification set forth in the applicable appendix, considering the length of time since the facility's opening, the facility's monthly revenue, and patient volume over the past year. The specific fee ranges are as follows:

    - For medical facilities that use the terms "Shonan Beauty" or "SBC" as part of their facility name (such as SBC Beauty Dermatology Clinics): The monthly service fee ranges from JPY 300,000 to JPY 6,230,000 per facility (excluding consumption tax).

    - For other medical facilities (excluding any medical facility that uses the terms "Shonan Beauty" or "SBC" as part of its facility name): The monthly service fee ranges from JPY 1,700,000 to JPY 5,800,000 per facility (excluding consumption tax).

Business Consignment Agreement for Management Consulting Services to Medical Corporation Association Junikai

The material terms of our renewed business consignment agreement for management consulting services to Medical Corporation Association Junikai are as follows:

- Signing Date

  o   June 30, 2025

- management consulting and operational support services relating to the operation of medical facilities of Medical Corporation Association Junikai, including:

  o   advisory services to strengthen branding and develop new clients;

  o   selection and procurement support for medical equipment and medical materials;

  o   renewal of existing treatment methods and development of new treatment methods and manuals, and support for implementation;

  o   establishment and operation support for systems intended to help ensure medical safety;

  o   planning and consulting for management and operational strategies;

  o   support for the integration and improvement of accounting and management processes through the introduction of new accounting systems and related tools;

  o   human resources and labor management support (including consultations on employment rules and internal policies and initiatives to improve employee engagement);

  o   recruitment-related advisory and support (including strategic recruiting and support for retention and onboarding); and

  o   information system management services, including advisory services relating to information security, IT networks, data centers and communication tools, account management, and business process automation support.

- Effective Period

  o   June 1, 2025 until May 31, 2026

  o   if neither party expresses an intention not to renew the agreement before the expiration of the effective period, the agreement shall be renewed for another one (1) year under the same terms and conditions.

- Fees Payable Under the Agreement

  o   The monthly service fee for the applicable month is payable for each medical facility where Medical Corporation Association Junikai provides medical services, and is determined based on the facility's tier classification set forth in the appendix, considering the length of time since the facility's opening, the facility's monthly revenue, and patient volume over the past year.

  o   The monthly service fee ranges from JPY 450,000 to JPY 1,440,000 per facility (excluding consumption tax). Consumption tax is charged separately.

The use and regulatory status of certain products

The Company acts in the capacity of a purchasing agent by reselling medical supplies, cosmetic products, and medical equipment to the MCs for use in their clinics.

The Company acts as a purchasing agent, for the following cosmetic products: MT Stem Eye Cream, MT Cleansing Gel, MT Contour Lotion, MT Essential Serum, MT Contour B Cream, MT Premium Coffret 2025, MT Facial Foaming Wash, MT Protect UV Gel, MT Condense C Serum, MT Crystal Shot. These products are used to enhance the attractiveness, change the appearance, or maintain the health of the skin or hair of a person and more specifically are used as eye cream, cleanser, toner, serum, moisturizing cream, skincare set, face wash, and sunscreen gel.

The following table describes the primary use and regulatory status of each of the products that we resell:

Product Category	Product Line	Primary Use	Available for Sale In			
			United States	Vietnam	Thailand	Japan
Cosmetics	MT Stem Eye Cream	Eye cream	P	P	P	P
Cosmetics	MT Cleansing Gel	Cleanser	P	P	P	P
Cosmetics	MT Contour Lotion	Toner	P	P	P	P
Cosmetics	MT Essential Serum	Serum	P	P	P	P
Cosmetics	MT Contour B Cream	moisturizing cream	P	P	P	P
Cosmetics	MT Premium Coffret 2025	Skincare Set	P	P	P	P
Cosmetics	MT Facial Foaming Wash	face wash	P	P	P	P
Cosmetics	MT Protect UV Gel	sunscreen gel	P	P	P	P
Cosmetics	MT Condense C Serum	Serum	P	P	P	P
Cosmetics	MT Crystal Shot	Serum	P	P	P	P

The Company acts as a purchasing agent, for the following medical equipment: Embryo Scope, PQX Pico Laser, Nordlys, Coolsculpting ELITE, Stellar M22 IPL, General-purpose video scope for upper gastrointestinal tract GIF-1200N, Sperm motility analyzer with SMAS Biological Microscope, Surgitron DualEMC, Gas Sterilizer CT-540C, Centrifugal Separator H-36α, and G-RO (automated vitrification system). This equipment is used for the diagnosis, treatment, or prevention of human or animal diseases, or to affect the structure or function of the human or animal body, and more specifically is used for observation of fertilized eggs, skincare treatment, fat removal, observation, imaging, diagnosis, and treatment of the upper gastrointestinal tract, analysis of sperm motility, skin incision and coagulation for surgical use, sterilization of medical supplies vulnerable to high pressure, separation of aspirated fat.

The following table describes the primary use and regulatory status of each of the products that we resell:

Product Category	Product Line	Primary Use		Available for Sale In			
				United States*	Vietnam**	Thailand***	Japan
Incubator	EmbryoScope	Observation of fertilized eggs An incubator for growing fertilized eggs of patients. A camera takes pictures at regular intervals, and the division can be observed like a movie on the monitor.	Time-lapse incubator	No	No	No	P
Laser Therapy Machine	PQX Pico Laser	Skin Care Treatment	Picotoning, Picolaser Fractional	No	No	No	P
Laser Therapy Machine	Nordlys	Skin Care Treatment	IPL Light Therapy (Photo Double/Photo Triple)	No	No	No	P
Slimming equipment	coolsculpting ELITE	fat reduction	Fat cooling (slimming)	No	No	No	P
Laser Therapy Machine	Stellar M22 IPL	Skin Care Treatment	IPL Light Therapy (Photo Double Photo Triple)	No	No	No	P
Endoscope	General-purpose video scope for upper gastrointestinal tract GIF-1200N	Observation, imaging, diagnosis, and treatment of the upper gastrointestinal tract		No	No	No	P
Analyzer	Sperm motility analyzer with SMAS Biological Microscope	Analysis of sperm motility The system automatically tracks moving sperm and displays and outputs a number of measurement results accurately and quickly, including the number of moving sperm, their movement trajectories, discrimination from immobile sperm, and various types of motility.		No	No	No	P
Electrosurgical instrument	Surgitron DualEMC	Skin incision and coagulation for surgical use	MD-style minimal downtime	No	No	No	P
Sterilizer	Gas sterilizer CT-540C	Sterilization of medical supplies vulnerable to high pressure Sterilizer, low temperature up to 40°C		No	No	No	P
Centrifugal separator	Centrifugal separator H-36α	Separation of aspirated fat	condense rich face	No	No	No	P

The Company does not distribute the products above in the US, Vietnam, or Thailand for the following reasons.

*   A foreign entity must apply to Food and Drug Administration, "FDA," with regard to medical equipment in advance in order to import and distribute it in the U.S., and needs to pass examination by the FDA. In addition, the entity must register the equipment after passing examination. Accordingly, while the Company pursues growth opportunities in the United States through strategic investments and alliances, it does not currently distribute these specific products in the U.S.

**   A foreign entity should apply to Ministry of Health, "MOH", with regard to medical equipment in advance in order to import and distribute it in Vietnam. In particular, the entity should obtain circulation number and declaration of eligibility to trade medical equipment. However, the Company has not applied yet and has no current intention to apply and accordingly does not distribute any of the above products in Vietnam.

*** A foreign entity must apply to the Thai Food and Drug Administration (Thai FDA) to import and distribute medical equipment in Thailand. Although the Company announced its entry into the Thai market in November 2025 through a strategic alliance, it does not currently distribute the specific products listed above in Thailand.

The Company acts as a purchasing agent for the following medical supplies: Coolsculpting Elite Reorder Pack, Allergan VISTA, Juv Voluma, Condense Rich Syringe, Juv Volift, MiraDry BioChips, Juv Volbella, VISTA Ultra Plus XC, Juv Volux, and Cellution Disposable Kit. The supplies are used for the diagnosis, treatment or prevention of human or animal diseases and are not quasi-drugs, regenerative medicine products, or machinery and equipment such as dental materials and hygiene products; and more specifically, are used for treatment to reduce fat cells and improve body contours, wrinkle-improving injections, medical consumables, and hyperhidrosis treatment.

The following table describes the primary use and regulatory status of each of the products that we resell:

Product Category	Product Line	Primary Use	Available for Sale In			
			United States*	Vietnam**	Thailand***	Japan
coolsculpting	coolsculpting Elite reorder pack	Body Contouring Equipment Consumables; Reduces fat cells and improves body contours;	No	No	No	P
Botox injections	Allergan VISTA	Wrinkle-improving injections	No	No	No	P
hyaluronic acid injections	Juv Voluma	Wrinkle-improving injections	No	No	No	P
fat injections	condense rich syringe	medical consumables	No	No	No	P
hyaluronic acid injections	Juv Volift	Wrinkle-improving injections	No	No	No	P
MiraDry	MiraDry BioChips	hyperhidrosis treatment	No	No	No	P
hyaluronic acid injections	Juv Volbella	Wrinkle-improving injections	No	No	No	P
hyaluronic acid injections	VISTA Ultra Plus XC	Wrinkle-improving injections	No	No	No	P
hyaluronic acid injections	Juv Volux	Wrinkle-improving injections	No	No	No	P
fat injections	Cellution Disposable Kit	medical consumables	No	No	No	P

The Company does not distribute the products above in the US, Vietnam or Thailand for the following reasons.

*   A foreign entity must register its facility, such as a clinic, drug store, etc., with the Food and Drug Administration, "FDA," in order to distribute medical supplies in advance in the US. The Company has not yet registered its facilities for such distribution. Accordingly, while the Company pursues growth opportunities in the United States through strategic investments and alliances, it does not currently distribute these specific products in the U.S.

**   A foreign entity should obtain the pharmaceutical approval in order to distribute medical supply in advance in Vietnam. However, the Company has not obtained approval yet and has no current intention to seek approval and accordingly does not distribute any of the above products in Vietnam.

*** A foreign entity must apply to the Thai Food and Drug Administration (Thai FDA) to import and distribute medical supplies in Thailand. Although the Company announced its entry into the Thai market in November 2025 through a strategic alliance, it does not currently distribute the specific products listed above in Thailand.

Types of Services Provided

Advertising and Marketing Services.

The Company, through its subsidiary SBC Marketing (which was merged into SBC Medical Group Co., Ltd. effective January 1, 2026), provides advertising and marketing services primarily to the MCs, including but not limited to the promotion of the MCs' clinics' services and brand on social media networks. We use various marketing and advertising methods to increase awareness of the "Shonan Beauty Clinic" brand.

The marketing services that we provide to the MCs include raising the profile of products and services, creating demand, promoting sales, and building brand image. Our public relations staff has set up target audiences, created promotional materials, and understand customer characteristics and needs, and continue to deliver effective messages to target audiences. Additionally, we utilize social media platforms such as Instagram and YouTube to establish a direct connection with end-users and foster a community. We also believe it is important to measure the effectiveness of marketing advertising and analyze the results. Our public relations staff evaluates the effectiveness of our advertising and makes the necessary adjustments to maximize the MC's return on investment (ROI) and optimize it on a frequent basis, including but not limited to focusing on the types of services that are popular in each specific geographical location of our franchisee clinics.

Staff Recruitment, Training, and Management.

The Company, through its subsidiary SBC Medical Consulting and SBC Medical Sub, provides staff recruitment and management services to the MCs. The Company maintains a working relationship with SBC Tokyo Medical University, previously known as Ryotokuji University, a medical professional education institution located in Urayasu City of Chiba Prefecture in Japan, which acts as a platform for our recruitment management services. The university provides instruction and professional education to the students of the educational institution, including but not limited to physicians and nurses. We work directly with the university in an effort to recruit students that have completed the applicable education course, to work at one of our franchisee treatment centers. This allows our franchisee treatment centers to reduce recruitment costs by having access to a continuous flow of employee candidates that are newly trained for positions that the franchisee treatment centers need to fill. It also increases employee retention rates at our franchisee treatment centers since we have assisted in the recruitment of an employee that is trained for a specific position at the franchisee treatment center. Our staff recruitment service provides our franchisee clinics with access to a pool of skilled professionals who are well-prepared to make meaningful contributions to their respective healthcare environments. This allows for cost-effective talent acquisition, talent mobility, and enhanced retention rates.

We also provide training program services for all of the employees of our franchisee clinics. This training program is designed to provide employees with the knowledge and skills needed in our franchisee clinic operations, and is intended to improve employee competence and overall company productivity. The content of the training program is wide-ranging. First, we provide team-building training to strengthen cooperation and communication skills among employees. By fostering teamwork, we ensure that cooperation among staff members is smooth and efficient store operations are achieved.

We also provide training on clinic hygiene standards to help the MCs' employees understand the importance of clinic hygiene. Adherence to strict standards in clinic hygiene is essential, and we ensure that the MCs' employees are well-informed to protect the health and safety of the franchisee clinics' patients.

The program also provides training on the basic operating rules and protocols. We train the MCs' employees to make appropriate decisions in order to provide appropriate services to the patients of the franchisee clinics.

In a further effort to improve the work environment and promote respect for employees, we also provide sexual harassment training services. We emphasize the importance of creating a safe working environment for all staff.

Customer Management.

The Company, through its subsidiary Medical Payment, provides payment management services to the MCs. These services include but are not limited to the use of payment tools at the point of sale for the MC's collection of payment from customers of the franchisee clinics.

Additionally, we earn revenue through our points services, which involve managing the customer rewards program offered to customers of the franchisee clinics. Effective June 1, 2025, the Company revised the customer rewards program, and the description below reflects the program in effect as of December 31, 2025. The customer rewards program gives customers points for their birthday, certain referrals, and purchasing products or services at the franchisee clinic locations. The customers also receive additional loyalty benefits in connection with their accumulated points once they reach a certain number of visits to our franchisee clinics or reach certain spending thresholds, as further described below. The three tiers of the customer points ranking system are silver, gold, and diamond. The silver tier rank is the lowest tier rank and is generally achieved once an eligible payment occurs at a participating clinic (subject to certain exclusions and the existence of certain clinics that do not participate in the program), and does not require a specific number of visits or spending amount to obtain. Silver tier rank customers receive 1,000 points on their birthday, 0.5% of the total spending amount back in points (provided that certain items, such as insurance-covered medical care and certain fees, may be excluded from point accrual and/or point usage). For purposes of determining visit counts and spending thresholds, the Company generally counts amounts before point or ticket discounts, and a "visit" is counted when the pre-discount amount is at least JPY 30,000 (tax included). The gold tier rank is achieved when the customer visits the franchisee clinics 6 or more times or spends 500,000 yen or more in a two-year period. Gold tier rank customers receive 10,000 points on their birthday, 1% of the total spending amount back in points (subject to the same exclusions described above). The diamond tier rank is achieved when the customer visits the franchisee clinics 8 or more times or spends 1,000,000 yen or more in a two-year period. Diamond tier rank customers receive 15,000 points on their birthday, 3% of the total spending amount back in points (subject to the same exclusions described above). The customers may use the earned points for discounts on select services and products offered by our franchisee clinics, and each point may be used for a discount amount equal to 1 yen. The customer's points expire if the customer does not make any additional eligible payment at a participating clinic within one year from the customer's last eligible payment. Accordingly, at the time that a customer's points expire, the Company earns 1 yen for each customer point that expires.

Employee Services.

The Company, through its subsidiary Liesta, provides employee management services to the MCs, including assistance with the location and securement of rental housing in Japan for employees of the MCs as well as facility rentals in Japan for the MCs.

Leasehold improvements and Design.

The Company, through its subsidiary SBC Sealane, provides leasehold improvements and design management services to the MCs, by coordinating engagement with our preferred general contractors for the clinic leasehold improvements and design, as well as overseeing the process.

Medical Equipment and Supplies.

The Company acts in the capacity of a purchasing agent by supplying medical devices, medical equipment (including through leases of such equipment), implants, injection materials, other medical consumables, as well as skin care and beauty products that we resell to the MCs for use in their clinics.

Licensure of Intellectual Property and Technologies.

The Company licenses the use of patent-pending and non-patented intellectual property, including but not limited to medical technologies, trademark, trade names, and brand use, to the MCs. Many of the clinics owned by the MCs license the use of our brand name, "Shonan Beauty Clinic", and/or the right to use the name "SBC Medical Group", subject to the terms of the applicable agreements.

We have also granted the MCs the right to use the know-how of the clinic operations, offer the procedures designated by us, conduct business activities under our brand name, and utilize our specialized technologies for procedures. We license the use of our highly standardized operational procedures, developed through years of industry experience and accumulated know-how, to the MCs. Our specialized technologies for procedures enhance the safety and efficiency of these cosmetic surgery procedures and include, but are not limited to, puncture devices for buried double eyelid procedures, simplified buried method surgical equipment, proprietary surgical sutures, silicone bags for breast augmentation simulations, and microscopic hair volume evaluation method for the treatment of androgenetic alopecia. Additionally, we license the use of patent-pending and non-patented safety management methods to the MCs for procedures such as full-incision double eyelid surgery, lateral canthoplasty, brow lift procedures, cheek sagging prevention methods, hair removal safety management methods, tattoo removal treatments, and hyperhidrosis procedures.

The Company licenses the use of simulation technology to the MCs aimed at enhancing the skills, standardization, and education of professional staff that are providing medical services at the MCs' clinics, and licenses the use of such technologies to the MCs. By utilizing our collection of medical cases and artificial intelligence ("AI"), we employ technologies such as virtual reality, rendering, computing, 5G/6G, and Web3.0 to create simulators for the services that the MCs' treatment centers provide. For example, SBC AI is the industry's first double AI simulation service. The highly accurate double AI simulation service has been achieved by learning from actual case data of franchisee's clinic, which totals 600,000 double layer cases, using an AI model based on the most advanced AI technology, GAN (adversarial generative network). This service enables a 10-step simulation of double layer width on "your own face", whereas double layer surgery has generally been studied using photographs of other people's cases. These new technologies offer benefits to our franchisee treatment centers, such as efficient education, knowledge sharing, improved procedural accuracy, proactive support, and remote operations. Through simulation technology, medical professionals can simulate various scenarios and anticipate potential complications, enabling them to develop proactive strategies and responses. We believe this improves the level of patient safety and care at our franchisee clinics. The integration of advanced technologies, such as 5G/6G, allows for remote operations and consultations, enabling medical experts at our franchisee clinics to provide guidance and perform procedures from a distance, expanding access to specialized care and expertise.

Supplementary information regarding other business activities and service overview diagram

Subsidiaries within our group operate businesses beyond our core medical business services. Subsidiaries whose sales account for less than 1% of consolidated net sales are omitted.

Our revenues

Franchising Revenue

The Company generates franchising revenue by licensing its intellectual properties, including but not limited to the Company's brand name ("Shonan Beauty Clinic"), trade name, patents, and trademarks, and by providing consulting services to enhance the value of "Shonan Beauty Clinic" brand, as a franchisor pursuant to franchise agreements with the medical corporations (the "MCs") in Japan. Prior to April 2023, revenue was based on a percentage of sales and recognized at the time when the related sales occur; beginning in April 2023, the Company transitioned to a standardized monthly fee arrangement (as subsequently refined in September 2023) in accordance with the applicable agreements, and recognizes over time as services are rendered.

Starting in April 2025, the Company revised its fee model, reducing fees for clinics in their first year of operation to better reflect the lower service utilization during the initial period, before transitioning to a performance-based structure thereafter. This change aims to create a more sustainable long-term revenue model while aligning fees with the actual operations of newly opened clinics.

Procurement Services Revenue

The Company generates procurement services revenue by purchasing primarily advertising services and medical materials from qualified vendors on behalf of MCs to maintain brand quality consistency. Procurement services revenue is recognized at the point in time upon the delivery of products or over time as services are performed. Occasionally, the Company receives vendor discounts on certain large purchases. It recognizes revenue based on actual payments. Prior to June 2025, any over-collection resulting from such discounts was returned to MCs; since June 2025, it is retained for future transactions.

Management Services Revenue

The Company provides loyalty program management services, labor supporting services, function supporting services, and management consulting services to MCs.

Loyalty program management services

The Company awards loyalty points on behalf of MCs to MCs' customers, who earn loyalty points from each qualified purchase made at the loyalty program participating clinics of MCs, in exchange for a handling fee. The revenue is based on a percentage of the related payment amount made by MCs' customers and is recognized when the loyalty points are awarded.

At the time loyalty points are awarded, a MC pays the Company cash in an amount equivalent to the awarded loyalty points, which is recorded as advances from customers. When a MC's customers redeem the loyalty points, the Company returns the cash back to the MC in an amount equivalent to the redeemed loyalty points. The awarded loyalty points expire if a MC's customer does not make any additional qualified purchase at a participating clinic within a year. The Company accumulates and tracks the points on behalf of MCs until the loyalty points expire, at which time the Company recognizes an amount equivalent to the expired loyalty points as revenue.

The Company also awards certain points to MCs' customers on behalf of MC for free in order to increase the volume of MCs' sales, from which the Company earns other types of revenues, such as royalty income. When a MC's customers redeem such points, the Company reimburses MC in an amount equivalent to the used free points. The redemption of such points is recorded as a reduction of the revenue recognized.

The Company is an agent in the management of loyalty programs, and as a result, revenues are recognized net of the cost of redemptions.

Labor supporting services

The Company generates revenue by dispatching staff to MCs to provide a range of services, primarily including IT and administrative services. The Company recognizes the revenue over the time when services are rendered. Starting from April 2025, the monthly fee for each clinic is determined using the same key criteria described above under "Franchising Revenue."

Function supporting services

The revenue is derived from providing functional supporting services to MCs, such as accounting and human resources services. The Company recognizes the revenue over the time when services are rendered. Starting from April 2025, the monthly fee for each clinic is determined using the same key criteria described above under "Franchising Revenue."

Management consulting services

The Company generates revenue by providing consulting services to MCs in relation to business operations of cosmetic dermatology. The Company recognizes the revenue over the time when services are rendered.

Rental Services Revenue

The Company generates rental income from operating leases and sales-type leases, which is accounted for under ASC Topic 842. Operating lease revenue is generally recognized on straight-line basis over the terms of the lease agreements, and sales-type leases revenue is generally recognized on the lease commitment date.

Other Revenues

The Company generates other miscellaneous revenues such as beauty and health services revenue, leasehold improvement services revenue, real estate brokerage service revenue, interest income, etc. These revenues are recognized when the Company satisfies performance obligations.

Revenues generated from these different revenue streams by the Company consist of the following:

| | For the Years Ended December 31, | | | |
	2025		2024	
Franchising revenue	$	45,943,241	$	61,033,032
Procurement revenue		56,053,171		54,814,399
Management services revenue		29,628,534		53,113,155
Rental services revenue		23,032,651		16,141,714
Others		18,949,892		20,313,242
Total	**$**	**173,607,489**	**$**	**205,415,542**

Our Strengths

Brand. Our group's brand name "Shonan Beauty Clinic" has been developed for over 20 years in the medical industry on the basis of safe and reliable medical services that are primarily cosmetic in nature. We maintain high standards for quality control and customer service in our franchisee and other alliance clinics in Japan, as well as our directly owned and operated clinics in Vietnam and Singapore in order to continue to build upon this foundation. In addition, some of the doctors that provide services at our franchisee clinics also publish medical related articles and participate in conferences in Japan and overseas. We believe that this cohesive approach and consistent quality of service promotes global recognition of our brand name.

Comprehensive Medical Services. The Company's franchisee and other alliance clinics in Japan, as well as our directly owned and operated clinics in Vietnam and Singapore, provide a variety of medical treatments to meet customers' needs. We, together with the operators of our franchisee and other alliance clinics, focus on building long-term relationships with customers, and customer satisfaction rate ranks highly among Japanese beauty medical service providers. Based on internal management reports from our franchisee and other alliance clinics and our directly owned and operated clinics, our global customer base has grown from 3.0 million customer visits in 2021 to a total of over 6.6 million customer visits globally for the year ended December 31, 2025, and the franchisee clinics have an average repeat customer rate of over 72%. Accordingly, we have been able to continue to provide a high level of management services to the MCs while benefiting from the increasing number of clinics.

Technology. The Company focuses on developing and licensing simulation technology aimed at enhancing the skills, standardization, and education of professional doctors that are providing medical services at our franchisee clinics. By utilizing our collection of medical cases and AI, we employ technologies such as virtual reality, rendering, computing, 5G/6G, and Web3.0 to create simulators for the services that our treatment centers provide. These simulators offer benefits to our treatment centers, such as efficient education, knowledge sharing, improved procedural accuracy, proactive support, and remote operations. Through simulation technology, medical professionals can simulate various scenarios and anticipate potential complications, enabling them to develop proactive strategies and responses. We believe this improves the level of patient safety and care at our franchisee clinics. Our goal is to achieve standardized medical techniques through the development of these technological advancements. The integration of advanced technologies, such as 5G/6G, allows remote consultations (including telemedicine) and remote clinical decision support, enabling medical experts to provide guidance remotely to on-site medical professionals and patients, expanding access to specialized care and expertise.

Management Services. The management services that we provide to our franchisee clinics, through our subsidiaries, include but are not limited to advertising and marketing needs across various platforms (such as social media networks), staff management (such as recruitment and training), booking and reservation services for franchisee customers, assistance with franchisee employee housing rental, facility rentals, leasehold improvements and design, medical equipment procurement (*resale*), the provision of cosmetic products to franchisees for resale at the franchise locations (*resale*), licensure of the use of patented, patent-pending and non-patented medical technologies, trademark and brand use, IT software solutions for remote medical consultations, and payment tools for franchisee customers. We believe that our advertising and marketing services (including but not limited to promotion on social media networks) help create effective campaigns that promote our franchisee clinic services and attract a wider audience of customers. We also believe that our maintenance and operation of the booking and reservation process for customers ensures a seamless user experience when booking services at our franchisee clinic locations. These services provide valuable guidance and expertise to our franchisee clinics, helping them optimize their operations, improve customer experience, and enhance overall performance. We believe this to be a crucial component of fostering our franchisees' growth and success.

Internal Processes and Protocols. To promote high standards of quality and service, we have implemented internal processes and protocols. These measures include ongoing training and education programs for our employees and the employees of our franchisee clinics, continuous monitoring of treatment outcomes, and adherence to industry guidelines and regulations. By upholding these standards, we aim to maintain and enhance our franchisees' reputation as a trusted provider of cosmetic medical services.

Our Growth Strategies

Pursue New Clinic Development. We have pursued a disciplined new clinic growth strategy, having expanded our concept and franchisee model across varying clinic sizes and geographies. We plan to leverage our expertise in opening new clinics and our success in the Japan market to fill in existing markets and expand into new geographies with the same careful planning as we have demonstrated in the past. We will continue to utilize our existing strategy of exploring opportunities for additional franchisee and other alliance clinics, as well as directly owned and operated clinics (including but not limited to merger and acquisition transactions). See also our real estate strategy under "Site Development and Expansion — Site Selection Process." We believe that our revenue will increase if we are able to increase the number of franchisee and other alliance clinics that we provide management services to, since we would be providing our services to additional locations. We believe that we have the potential to increase global recognition of our brand. However, we cannot predict the time period over which we can achieve any level of franchisee and other alliance clinic growth or whether we will achieve this level of growth at all. Our ability to achieve new franchisee and other alliance clinic growth is impacted by a number of risks and uncertainties beyond our control, including those described in "Part I, Item 1A. Risk Factors".

Deliver Consistent Comparable Franchisee Clinic Sales Growth. We believe we will be able to generate comparable franchisee clinic growth by growing our customer base through increased brand awareness, consistent delivery of quality surgical and non-surgical medical services by our franchisee clinics and our clinics in Vietnam and Singapore, acquiring and developing cutting edge medical services to be licensed to our franchisee clinics, and franchisee clinic renovations. We will continue to manage our franchisee clinics and pricing as part of our overall strategy to increase the number of customers and the average amount spent by customers. We continue to explore initiatives to increase skin care product sales, enhance the services offered by our franchisee clinics and our clinics in Vietnam and Singapore, and improve our appointment booking process. Our franchisee client rewards program, which has been rolled out across the entire franchisee clinic base in Japan, tracks customers' spending and awards customers with points based upon such spending (generally calculated as a percentage of the spending amount). The rewards program also gives customers points for their birthday and certain referrals. The customers also receive additional loyalty benefits in connection with their accumulated points once they reach a certain number of visits to our franchisee clinics (tiers for a total of 6 or more visits and 8 or more visits in 2 years) or reach certain spending thresholds (tiers for 500,000 yen or more and 1,000,000 yen or more in 2 years). The customers may use the earned points for discounts on select services offered by our franchisee clinics.

Increase Profitability. During our expansion, we have invested in our infrastructure and personnel, which we believe positions us to continue to scale our business operations. As we continue to grow, we expect to drive higher profitability at the corporate level by leveraging our existing support infrastructure, as we believe that as the number of the franchisee clinics that we provide management services to grows, our general and administrative costs over several years will increase at a slower rate than our revenues.

Heighten Brand Awareness. We intend to continue to pursue targeted local and global marketing efforts and plan to increase our brand awareness (including but not limited to advertising on social media platforms). We intend to continue to promote limited time discounts on services provided by the franchisee clinics through our advertising services to build customer loyalty and brand awareness. Our steadily expanding global customer base reflects the growing demand for cosmetic surgery procedures and the confidence that customers have in our brand and services.

Procedure and Product Development. We intend to continue to collect and analyze extensive medical data, develop innovative procedures and products, and obtain intellectual property rights to new products and procedure methodologies relating to skin care and the medical services provided by our franchisee clinics. These assets are then provided to our franchisees. We intend to continue to offer guidance and technical training to our franchisee clinics' employees with respect to these new products and procedure methodologies in order to stay at the forefront of medical advancements.

Expand Through Multi-Brand Strategy. In 2025, we accelerated a multi-brand strategy designed to capture a broader range of customer segments within the aesthetic and dermatological markets in Japan beyond our flagship "Shonan Beauty Clinic" brand. In April 2025, our affiliated medical corporation launched "SBC NEO Skin Clinic" in Ebisu, Tokyo, a new brand specializing in non-invasive aesthetic dermatology that leverages advanced laser devices and dermatological treatments widely adopted in South Korea and Western markets. This brand is designed to attract customers who previously sought such treatments abroad, particularly in South Korea, by providing comparable services domestically. In October 2025, our affiliated medical corporation launched "Hada no Aozora Clinic" in Tokyo, a hybrid dermatology model that integrates insurance-covered general dermatology with private-pay aesthetic treatments, creating a lower entry barrier for customers new to aesthetic medicine. Together with our existing brands, including "JUN CLINIC" (acquired through MB career lounge in July 2025), we believe this multi-brand approach enables us to serve customer segments ranging from entry-level to advanced users and to build a diversified, multi-tier service portfolio. These new brands complement the core "Shonan Beauty Clinic" brand and we believe they will contribute to our continued growth in average revenue per customer visit and overall market share.

Site Development and Expansion

Site Selection Process

We consider franchisee clinic site selection to be critical to our success. As part of our strategic site selection process, our team receives potential site locations from networks of local real estate brokers, which are then reviewed by our development and senior management teams. This review includes site visits, key deal terms, and analyses of the estimated profitability of clinics at the proposed properties for our franchisee clinics.

Our current real estate strategy focuses on high-traffic markets with a diverse population and above-average household income. In site selection, we also consider factors such as visibility, traffic patterns, accessibility, parking, and competition when considering approval of a location for a franchisee clinic. We also utilize site analytics tools for demographic analysis and data collection for both existing and new market areas, which we believe allows us to further understand the market area (including but not limited to the types of services desired by the local residents) and set clear market development strategies. Our existing framework and experienced management team allow us to efficiently manage the opening of new franchisee clinics on behalf of the MCs in desired locations and penetrate markets in both suburban and urban areas.

Expansion Strategy and Market Share

The strong market share presence of our franchisee clinics in the Japanese cosmetic surgery industry reflects the success of our brand and customer satisfaction. With our cutting-edge technology, the MC's skilled medical professionals, and the comprehensive range of services offered at our franchisee clinics, we have established our brand as a trusted and preferred choice among customers seeking cosmetic enhancements. We plan to pursue a two-pronged expansion strategy by opening new clinics in both new and existing markets through our franchisee partners and directly. We believe this expansion will be crucial to executing our growth strategy, as well as building awareness of "Shonan Beauty Clinic" as a global brand and provider of surgical and non-surgical medical services and skin care products. Expansion into new markets occurs in parallel with ongoing growth in existing markets, with the goal of maintaining a pipeline of top-tier development opportunities.

Upon selecting a new market, we typically manage the opening of one or two clinics to prove concept viability in that market. We have a remote management system whereby our operations team can monitor clinics in real-time from our headquarters to maintain operational quality in new markets.

When selecting sites, we look to replicate the site attributes, trade area quality, and co-tenant mix of our most successful clinics. We frequently reevaluate our market area development plan (targeted areas and pacing for development) and our site selection strategy within those targeted areas.

Clinic Design

Franchisee clinic design is handled by our in-house development team on behalf of the MCs in conjunction with outsourced vendor relationships. Our franchisee clinics' sizes currently average approximately 4,000 square feet. Our average customer capacity per franchisee clinic varies greatly depending upon the services being provided at the time. Our franchisee clinic layout evokes a relaxing experience characterized by an efficient use of staff and customer areas as well as modern furniture.

Renovation of a new franchisee clinic takes approximately 6 months. We oversee and coordinate engagement with our preferred general contractors on behalf of the MCs for the franchisee clinic renovation process. On average, our franchisee clinics opened during fiscal year 2025 required a cash build-out cost of approximately $486 thousand per clinic, net of landlord tenant improvement allowances, excluding projects that involved only renovations or operational format changes without relocation; however, this amount could be materially higher or lower depending on the utilization of union labor, market, clinic size, and condition of the premises upon landlord delivery. The franchisee MCs are responsible for paying for the build-out cost of the respective franchisee location.

Human Capital Management

As of December 31, 2025, we had approximately 863 regular employees globally (excluding employees of the managed clinics/medical corporations we support), a majority of which are located in Japan, Singapore, Vietnam, and the United States. For purposes of this disclosure, "regular employees" includes employees on reduced working-hour arrangements and excludes non-regular employees (such as part-time, temporary, and fixed-term staff). As of December 31, 2025, there were no unions represented within our employee base. We anticipate that we will continue to expand our workforce as our company grows.

We believe that empowered employees make a difference in our ability to execute our strategy. As such, we strive to provide an inclusive, rewarding and engaging environment for employees to develop professionally and contribute to our success.

Competition

Management Service Competition.

With respect to our management services, we generally do not face significant competition from third parties because substantially all of our management service revenue is derived from our relationship with the MCs, which are related parties.

Clinic and Brand Competition

Our franchisee clinics face significant competition from a variety of locally owned beauty clinics and Japanese chain beauty clinics offering both cosmetic medical services, as well as cosmetic products. Major competitors of our franchisee clinics include those in Japan but also in the global cosmetic surgery market such as Aesthetic Medispa, Alma Lasers, B. Braun SE, Cynosure Lutronic, Evolus, Inc., Galderma S.A., Genesis Biosystems, Inc., Inmode Ltd., IRIDEX Corporation, Lumenis Be Ltd., Sinclair Pharma Limited, Stryker Corporation, and Surgery Partners. To further strengthen our competitive position in the international market, we acquired a Singapore-based cosmetic surgery group in November 2024. In November 2025, our wholly owned subsidiary commenced a tender offer for shares of Waqoo, Inc., which concluded in December 2025. Settlement commenced on December 19, 2025, and Waqoo became a consolidated subsidiary of SBC Medical Group Co., Ltd. Separately, on December 29, 2025, we completed a strategic minority equity investment in OrangeTwist to support our U.S. market expansion initiatives. In connection with this investment, we agreed to explore potential commercial arrangements. Our clinic in Vietnam is still in the early stages of development in our efforts to penetrate global competition. In the United States, we are pursuing market entry through strategic investments and alliances, including our strategic minority equity investment in OrangeTwist completed on December 29, 2025 and our agreement to explore potential commercial arrangements with it. However, we believe that our franchisee clinics, clinics in Singapore, a clinic in Vietnam and our strategic partners in the United States compete primarily based on service quality, customer experience, ambience, location, convenience, value perception, and price. The competition continues to intensify as competitors to our clinics in Vietnam and Singapore and our franchisee clinics increase the breadth and depth of their cosmetic medical service and cosmetic product offerings, and open new clinics. A decrease in the revenue of the managed clinics (including the franchisee and other alliance clinics) as a result of such increased competition would directly result in a reduction of the Company's revenue since we receive substantial revenue from the MCs as part of our compensation for management services.

We investigate the brand image and concept of competitors to our clinic and our franchisee clinics from the viewpoint of brand and awareness. It is important to understand the franchisee clinic's impact on its customers because each competitor offers unique characteristics and value. Also, famous chain clinics and locally popular clinics can be a competitive factor.

In terms of pricing strategies, we compare pricing strategies from competitors to our clinic and our franchisee clinics, such as price ranges, extent of services provided, and discount campaigns. Because prices have a significant impact on consumer choice, we understand price competition with competitors and consider our own pricing strategy when we set the guidelines for the pricing of services for our franchisee clinics and our clinics in Vietnam and Singapore. However, it is important to strike a balance, because customers value quality and service as well as price.

In terms of quality and service, we evaluate the quality of service provided by and the working experience of our franchisee clinics' competitors' employees. Because customers want high quality service and highly experienced staff members (such as doctors and nurses), the aim is to understand the quality provided by competitors and to find the point of differentiation of the company. We use review sites and word-of-mouth information to gather customer opinions and understand the potential for improvement of our franchised brand.

In terms of the number of clinics and development, we evaluate our regional competitiveness by comparing the number of clinics and the regions in which the franchisee clinics' competitors operate. We track franchisee clinics' competitors' plans to open new clinics and their expansion strategies to understand the status of competition in the market. This provides us with useful information to consider when determining franchisee clinic growth opportunities.

In terms of customer satisfaction and feedback, we analyze customer satisfaction surveys and feedback from the patients of (i) our clinics in Vietnam and Singapore, (ii) the clinics operated by the MCs (including franchisee clinics) in Japan, and (iii) certain independently operated clinics as part of our management services to the MCs and, where applicable, under our partner doctor independence support program arrangements. The goal is to understand the customers' assessments and find ways to improve the "Shonan Beauty Clinic" brand and the overall customer experience across the clinic network. We compare the customer experience at the franchisee clinics against that offered by competitors and consider differentiation strategies and service improvement measures in order to preserve our franchised brand integrity. Considering the above points of view, we analyze competitors to understand our strengths and competitive challenges, and conduct strategic decision making. By comparing customer experience metrics and service offerings at (i) the clinics operated by the MCs in Japan and (ii) our clinics in Vietnam and Singapore against those of competitors, we are determining the direction to improve the competitiveness of our brand and clinic network in the market.

Business Trends

In the cosmetic medical service and product industry, customer preferences and needs are very important. Service trends and customer interests can change. For example, there is a growing demand for non-invasive cosmetic services. The key to success is for our clinics in Vietnam and Singapore, and our franchisee and other alliance clinics to offer cosmetic services and products tailored to customers' needs and preferences. The success of the managed clinics (including the franchisee and other alliance clinics) would directly impact our success since we receive substantial revenue from the MCs as part of our compensation for management services.

The cosmetic medical industry is highly dependent on general economic conditions. During economic boom times, customer discretionary income tends to increase and demand for cosmetic medical services and products tends to increase. In particular, due to inflation, costs and wages are on an upward trend. In the event of rapid inflation, there is a risk of deterioration in business performance, such as inability to pass on higher purchase costs and other costs to price. While we have observed rising operational costs, to date, inflationary pressures have not had a material adverse effect on our operations. On the other hand, during economic downturns, demand may fall due to economic uncertainty and the impact of spending cuts, especially since many of the cosmetic medical services our franchisee clinics and our clinic are elective.

Depending on economic conditions and individual circumstances, customer discretionary spending priorities may change, and some patients may place a higher priority on obtaining cosmetic services and products and actively allocate their budget accordingly. Other patients may be more likely to refrain from buying elective cosmetic services and products to save money. These trends have a significant impact on the demand for our franchisee clinics' cosmetic services and products. A decrease in the revenue of the managed clinics (including the franchisee and other alliance clinics) as a result of such adverse economic conditions would directly result in a reduction of the Company's revenue since we receive substantial revenue from the MCs as part of our compensation for management services.

Demographic trends, such as changes in population age structure, family structure, and lifestyle, are also important factors. For example, younger and middle-aged generations may be more willing to undergo elective cosmetic procedures and purchase cosmetic products. Older generations, on the other hand, may be more likely to be apprehensive about undergoing elective cosmetic procedures.

Competitive presence is an important factor in the cosmetic clinic industry. The presence of competitors in the same category or an increase in new entrants can increase customer choices and diversify demand. Differentiation and uniqueness from competitors are required, especially in high income geographical locations.

These factors also directly or indirectly affect consumer confidence. Customers choose beauty clinics they trust based on economic and competitive conditions. Newly opened clinics, especially in new geographical locations, also tend to have an initial revenue peak, known as the honeymoon period, followed by a decline.

While these factors influence the success of the beauty clinic industry, it is important to understand trends and customer needs across the industry, and to develop flexible strategies and appropriate measures for preserving our brand integrity. Focusing on improving clinic quality, service, and customer experience is required to maintain our franchised brand.

Suppliers

As of December 31, 2025, we had a large and diverse network of suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. We facilitate the sale of medical equipment, supplies and medical consumables to the MCs as part of our management services. Our suppliers fall into five key categories: medical devices, medical equipment, implants, injection materials and other medical consumables.

We have a system for selecting reliable and quality suppliers, with a selection and review process based on qualification of the business and/or products, pricing, reputation, service quality, delivery schedule and product offerings. We maintain multiple suppliers for key categories of purchases to ensure continuity and quality of supply. Payment terms with the majority of our suppliers are on open account. Certain suppliers grant us credit periods ranging from 20 to 60 days, although we generally pay on delivery.

We have not previously encountered any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices. If these third parties experience shutdowns or continued business disruptions, our ability to conduct our business and facilitate the sale of medical equipment, supplies and medical consumables to the MCs in the manner and on the timelines presently planned could be materially and negatively impacted, including but not limited to delays in our supply chain which could delay or otherwise impact our business. A decrease in the revenue of the managed clinics (including the franchisee and other alliance clinics) as a result of supply chain delays and a decrease in the volume of purchases of medical equipment, supplies and medical consumables by the MCs would directly result in a reduction of the Company's revenue.

Our customers

The majority of the customers of our franchisee and other alliance clinics, as well as our directly owned and operated clinics, are individuals aged between their 20s through 40s.

The Company generates a substantial majority of its revenue from provision of management services to the MCs pursuant to the franchisor-franchisee agreements and/or service agreements.

	For the Years Ended December 31,	
Revenues, net	2025	2024
Medical Corporation Shobikai	$ 40,953,913	$ 53,862,520
Medical Corporation Kowakai	37,101,866	46,756,189
Medical Corporation Nasukai	39,559,694	46,355,437
Medical Corporation Aikeikai	13,519,257	17,997,072
Medical Corporation Jukeikai	4,140,162	5,666,907
Medical Corporation Ritz Cosmetic Surgery	4,353,503	7,435,446
Japan Medical & Beauty Inc.	40,514	39,620
Hariver Inc.	20,050	19,810
SBC Inc.*	760	2,512
Public Interest Foundation SBC Medical Promotion Foundation	67	107
General Incorporated Association SBC	—	801
SBC Tokyo Medical University	93,068	45,286
SBC Shonan Osteopathic Clinic Inc.	3,884	56,740
Yoshiyuki Aikawa	39,781	98,445
AI Med Inc.	377	787
SBC Irvine MC	239,538	1,204,107
Medical Corporation Association Furinkai	11,092,065	11,708,183
Medical Corporation Association Junikai	7,272,431	3,923,228
General Incorporated Association Taiseikai	—	692
Skynet Academy Co., Ltd.	26,734	—
SBC Kijimadaira Resort Inc.*	78	—
Medical Corporation Misakikai	373,152	—
General Incorporated Association Miotokai	30,076	—
	$ 158,860,970	$ 195,173,889

* In July 2025, SBC Kijimadaira Resort Inc. merged into SBC Inc.

Government Regulation and Environmental Matters

In General

The MCs and the Company are subject to extensive and varied federal, state, and local government regulations globally, including regulations relating, among others, to public and occupational health and safety, product labeling, healthcare, medical aesthetics and, to the extent applicable, regenerative medicine technologies, the environment, sanitation, and fire prevention. The MCs operate the franchisee and other alliance clinics, and we operate our clinic in accordance with standards and procedures designed to comply with applicable codes and regulations. However, an inability to obtain or retain health department or other licenses by the MCs or us would adversely affect our operations. Although the MCs and the Company have not experienced any significant difficulties, delays or failures in obtaining required licenses, permits or approvals to date, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular clinic or group of clinics. Additionally, difficulties, delays or failure to retain or renew licenses, permits or approvals, or increased compliance costs due to changed regulations, by the MCs or us, could adversely affect operations at the MCs' franchisee and other alliance clinics, and our clinic. A decrease in the revenue of the MCs' franchisee and other alliance clinics as a result of such difficulties, delays, or failure would directly result in a reduction of the Company's revenue since we receive substantial revenue from the MCs as part of our compensation for management services.

The MCs and the Company are subject to federal, state and local environmental laws and regulations globally concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances ("environmental laws"). These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We are not aware of any environmental laws that will materially affect our earnings or competitive position, or result in material capital expenditures relating to our franchisee and other alliance clinics, or our clinic. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that the MCs and the Company will become subject to environmental liabilities, and any such liabilities could materially affect our business, financial condition or results of operations.

We are also subject to laws and regulations globally relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws could harm our reputation or lead to litigation, which could adversely affect our business, financial condition or results of operations.

Furthermore, we are subject to import laws and tariffs globally which could impact our ability to source and secure medical products, other supplies and equipment necessary to supply the MCs' franchisee and other alliance clinics, and our clinic.

In addition, as part of managing the development and renovation of franchisee clinics for the MCs, we must ensure that the applicable zoning, land use and environmental regulations in the applicable jurisdiction are being complied with.

The process of obtaining regulatory approvals and the compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities now and in the future could be subject to challenge under one or more of these laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion of products from reimbursement under government healthcare programs, integrity oversight and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our cosmetic products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

As our business continues to expand in the U.S. and other jurisdictions, including through our strategic initiatives in the United States, and as laws and regulations continue to be passed and their interpretations continue to evolve in numerous jurisdictions, additional laws and regulations may become relevant to us.

Japan Laws and Regulations

Personal Information Protection

In Japan, the Act on the Protection of Personal Information (the "APPI") and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, the MCs and the Company are required to lawfully use personal information we have obtained within the purpose of use we have specified and taken appropriate measures to maintain the security of such personal information. The MCs and the Company are also restricted from providing the personal information of a person (the "principal") to third parties without the consent of the principal. The APPI also includes regulations relating to the handling of sensitive personal data and anonymized personal information and the transfer of personal information to foreign countries. A Personal Information Handling Business Operator (as defined below) shall not transfer a person's personal data to third parties, including its affiliated entities without the prior consent of the principal unless an exception applies (Article 27, Paragraph 1 of the APPI).

A "Personal Information Handling Business Operator" is defined as a person (including a judicial person and excluding any administrative organizations) providing a personal information database for use in business (Article 16, Paragraph 2). The Company's business collects personal information from customers, thereby subjecting the Company to the provisions applicable to the Personal Information Handling Business Operator. Under the APPI, the prior consent of the principal to a transfer of such person's personal data (including Sensitive Information (as defined below)) is not required if the transfer:

(a)   is specifically required or authorized by any laws or regulation;

(b)   is necessary for protecting the life, health, or property of an individual and consent of the principal is difficult to obtain;

(c)   is necessary for improving public health and sanitation, or promoting the sound upbringing of children, and the consent of the principal is difficult to obtain; or

(d)   is made in a case where there is a need to cooperate in regard to a central government organization or a local government, or a person entrusted by them performing affairs prescribed by laws and regulations, and when there is a possibility that obtaining the principal's consent would interfere with the performance of the said affairs.

Furthermore, the Personal Information Handling Business Operator shall, unless an exception listed above applies, not acquire Sensitive Information (such as personal information relating to physical or mental disabilities, medical records, and medical and pharmacological treatment) without obtaining prior consent from the principal (Article 2, Paragraph 3 and Article 20, Paragraph 2 of the APPI).

The MCs gather personal information from customers through questionnaires and other methodologies in connection with the provision of medical services. Some of the information that the MCs collect could fall under the category of sensitive personal data under the APPI. In addition, the MCs gather personal information including diagnosis records, which is understood to typically fall under the Sensitive Information. Therefore, the MCs are required to obtain consent from the customers prior to the transfer of their information.

When storing personal information, it is necessary to manage it safely so that it will not be leaked or the database breached. For the safe management, the APPI requires the Personal Information Handling Business Operator to establish an information security system. It includes establishment of the fundamental rule of personal information management, appointment of personnel responsible for personal information management, provisions of regular training courses on privacy and security breach, and physical security control.

A failure by the MCs to comply with the APPI may harm our franchised brand and directly result in a reduction of the Company's revenue, since we receive substantial revenue from the MCs as part of our compensation for management services.

Regulations Governing our Franchises

Japan has antitrust laws that protect consumers and regulate how companies operate their businesses. Among the various Japanese antitrust laws, the seminal antitrust law is the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (which we refer to as the "Antimonopoly Act"). The Antimonopoly Act prohibits certain activities that inappropriately induce or mislead persons into entering into a business relationship with us through our granting of seemingly preferable trade terms and conditions that could create false impressions in relation to other franchisors we compete with.

The Japan Fair Trade Commission (which we refer to as the "JFTC") enforces the Antimonopoly Act and other Japanese antitrust laws. The JFTC issued the "Guidelines Concerning the Franchise System Under the Antimonopoly Act" on April 24, 2002 (last amended on April 28, 2021) (which we refer to as the "Guidelines"), under which the JFTC suggests that, prior to entering into a franchise relationship, a franchisor should adequately disclose and explain material trade terms to a potential franchisee in order to prevent any misunderstanding of the material trade terms, and to prevent such potential franchisee from being misled or improperly induced into entering into such franchise relationship. Material trade terms include terms relating to the following:

•   the supply of products after the party becomes a franchisee (such as a system for recommending suppliers);

•   guidance, procedures, frequency, and cost to the franchisee relating to the business activities of the franchise;

•   nature and amount of payments to be collected when the party joins the franchise, whether the payments are refundable or may be returned, and the conditions for refunding or returning the payments;

•   royalties that the franchisee pays to the franchisor for use of trademarks and trade names and for guidance relating to management procedures, including the amount of, procedure for calculating, and the time and method of payment, of royalties;

- loans the franchisor extends to the franchisee, including the interest rate and the mechanism and conditions of settlement;

- compensation for any losses the business incurs, including the details of such compensation and whether there is management support from the franchisor in the event of a decline in business;

- terms of the franchise agreement and the conditions and procedures for renewing or terminating the franchise agreement, including early termination prior to the expiration of its term; and

- restrictions with respect to the franchisor or other franchisees of the franchise setting up an identical or similar business near the proposed business of the potential party to join the franchise, including whether there are any plans to set up additional businesses and the details of such plans.

In addition, when a franchisor markets its franchise, in the event such franchisor provides a prospective franchisee with an estimate of the revenue or profit that could possibly be generated upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts.

If the JFTC finds any activities that violate the Antimonopoly Act, including any "deceptive customer inducement", then the JFTC may order the offending franchisor to cease and desist from engaging in such unlawful activities, delete any applicable unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.

In the event the JFTC suspects any violation of the Antimonopoly Act or alleges that we have misled or wrongly induced any of our franchisees based upon any particular trade terms, we could be exposed to risks, including governmental action against us.

Regulations Governing Medical Care and Services

The MCs provide services strictly in accordance with the medical-related laws and regulations of the Medical Care Act (Law No. 205) adopted on July 30, 1948, as amended. The Medical Care Act defines rights and obligations regarding medical treatment, advertisement, authority, license, treatment of information, safety and security for patients, doctors and other individuals and organizations engaged in medical activities. The purpose of the Medical Care Act is to protect the health of the nation by safeguarding the interests of medical care recipients and ensuring a system that efficiently delivers high quality and well-suited medical care, by means of providing for the necessary particulars to support well-suited choices about medical care by the recipients thereof, to ensure the safety of medical care, concerning the establishment and management of hospitals, clinics, and birthing centers, and to develop such facilities and promote the sharing of functions and cooperation between medical institutions. The MCs also comply with other laws such as the Medical Practitioners' Act, Dental Practitioners Act, Radiology Technician Act, Clinical Trials Act, Industrial Safety and Health Act when providing relevant services. A failure by the MCs and other independently operated clinics and physicians to comply with the Medical Care Act may harm our franchised brand and directly result in a reduction of the Company's revenue, since we receive substantial revenue from the MCs as part of our compensation for management services.

Regulations Governing our Recruiting License

In November 2022, we obtained a recruiting agency license (which we refer to as a "Recruiting License") from the Ministry of Health, Labor and Welfare of Japan under the Act for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers (which we refer to as the "Dispatch Act"). We are required to obtain the Recruiting License because we assist with the placement of staff and employee training at the managed clinics (including the franchisee and other alliance clinics).

Regulations Governing our Use of Certain Substances

The MCs are required to comply with the Poisonous and Deleterious Substances Control Act (Act No. 303 of December 28, 1950, as amended) of Japan. The purpose of this Act is to provide for the necessary control of poisonous and deleterious substances from the standpoint of health and hygiene and regulates the use of deleterious substances. The aforementioned regulations apply to the clinics operated by the MCs (including franchisee and other alliance clinics) handling of such substances in Japan. A failure by the MCs to comply with the Poisonous and Deleterious Substances Control Act may harm our franchised brand and directly result in a reduction of the Company's revenue, since we receive substantial revenue from the MCs as part of our compensation for management services.

Regulations on Intellectual Property

In Japan, patents are protected by the Patent Act and the Utility Model Act of Japan (Act No. 123 of 1959 as amended). Designs are protected by the Design Act of Japan (Act No. 125 of 1959 as amended), and trademarks by the Trademark Act (Act No. 127 of 1959 as amended). Copyrights are protected by the Copyrights Act (Act No. 48 of 1970 as amended). Trade secrets are protected by the Unfair Competition Prevention Act (Act No. 47 of 1993 as amended). The aforementioned regulations apply to our intellectual property rights in Japan, and accordingly we are subject to complying with such regulations.

Japanese Employment and Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. A portion of our personnel in Japan are paid at rates related to the applicable minimum wage, and further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing service and product prices will depend on the responses of our competitors and customers. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs of goods and services supplied to us. We may also be subject to lawsuits from our employees, Labor Standards Inspection Office, or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters.

Regulations on Lease Agreements

Our lease agreements are generally subject to the Civil Code (Act No. 89 of April 27, 1896, as amended) and Act on Land and Building Leases (Act No. 90 of October 4, 1991, as amended). We believe that the terms and conditions of our lease agreements are consistent with these laws and are valid and enforceable as provided for in these agreements.

Regulations regarding Maintenance of Websites and E-commerce

The Act on Special Provisions to the Civil Code Concerning Electronic Consumer Contracts and Electronic Acceptance Notice (Act No. 95 of June 29, 2001, as amended) and the Act on Specified Commercial Transactions (Act No. 57 of June 4, 1976, as amended) regulate sales of goods through e-commerce within Japan. For example, under these acts, we as a seller must explicitly show prices of products, timing and method of payment, timing of delivery, conditions for return of goods, our name and contact information, and name of representative person, among others. We comply with these regulations.

Regulations regarding Product Quality and Customer Protection

We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding product quality and customer protection, which could affect us in jurisdictions in which we sell our products.

In Japan, the Product Liability Act (Act No.85 of July 1, 1994, as amended) and Consumer Contract Act (Act No. 61 of May 12, 2000, as amended) mainly regulate the product quality and customer protection. The Product Liability Act sets forth the liabilities of a manufacturer, processor, or importer for damages caused by defects in a product. A seller who was not involved in the manufacturing, processing, or import of a product could still be liable under this act if its name, trade name, or trademark, etc. was indicated on the product as the manufacturer, processor, or importer, such indications on the product might mislead others into believing that the seller was the manufacturer, processor, or importer, or such indications on the product might be recognized by others as those of the substantial manufacturer, processor, or importer. Liability under this act can be imposed even if the manufacturer, processor, or importer (and the said seller) was not negligent. The Consumer Contract Act invalidates certain provisions in contracts with consumers, such as exemption of compensation for damages to consumers and restrictions of termination by consumers due to the seller's breach of contract. We comply with these regulations.

Vietnam Laws and Regulations

Regulations regarding the Environment

We are required to comply with the Environmental Protection Law No. 72/2020/QH14 adopted by the National Assembly on November 17, 2020 (as amended from time to time), which regulates environmental protection activities, including the rights, duties, and responsibilities of authorities, organizations, residential communities, households, and individuals involved in environmental protection activities. Specifically, it establishes certain regulations regarding the protection of the environment in medical activities and the control of the effects of environmental pollution on human health.

Regulations regarding Labor and Health

We are required to comply with several labor-related standards prescribed by the local laws and regulations. The principal statute is the Labor Code No. 45/2019/QH14 adopted by the National Assembly on November 20, 2019 (as amended from time to time), which provides for labor standards, the rights, duties, and responsibilities of employees, employers, employees' representative organizations at establishment, and employers' representative organizations in labor-management relations, other relations directly related to labor-management relations, as well as state control over labor.

Law on Occupational Safety and Hygiene

The Law on Occupational Safety and Hygiene No. 84/2015/QH13 adopted by the National Assembly on June 25, 2015 (as amended from time to time) regulates measures to ensure occupational safety and hygiene, policies and compensation for victims of occupational accidents and diseases, responsibilities and rights of organizations and individuals regarding occupational safety and hygiene activities, and state control over occupational safety and hygiene.

The Law on Social Insurance No. 41/2024/QH15 adopted by the National Assembly on July 1, 2025 (as amended from time to time) regulates mandatory social insurance benefits and policies, the rights and responsibilities of employees and employers, other institutions, organizations, and individuals involved in social insurance, representative organizations of employees, representative organizations of employers, social insurance authorities, social insurance funds, social insurance implementation procedures, and state administration of social insurance.

The Law on Health Insurance No. 25/2008/QH12 adopted by the National Assembly on November 14, 2008 (as amended from time to time, including, among others, the Law on Amendment to the Law on Health Insurance No. 51/2024/QH15, which took effect from July 1, 2025) regulates mandatory health insurance system and policies regarding health insurance, health insurance funds, and the rights and responsibilities of parties involved in health insurance, including enrollees, premium rates, health insurance premium sharing and payment methods, health insurance cards, health insurance beneficiaries, medical care for insured persons, and the payment of medical expenses.

Regulations regarding Business Activities

We are required to comply with several regulations regarding investments and company-related activities such as (a) the Investment Law No. 61/2020/QH14 adopted by the National Assembly on June 17, 2020 (as amended from time to time and replaced by the Investment Law No. 143/2025/QH15, which took effect from March 1, 2026) providing regulations on business investment activities in Vietnam and business investment activities from Vietnam to foreign countries and (b) the Law on Enterprises No. 59/2020/QH14 adopted by the National Assembly on June 17, 2020 (as amended from time to time) regulating the formation, management, reorganization, dissolution and related activities of companies consisting of limited liability companies, joint stock companies, partnership companies and private companies, and groups of companies.

Since our beauty clinic service is considered as a commercial activity in general, we are also required to comply with the Commercial Law No. 36/2005/QH11 adopted by the National Assembly on June 14, 2005 (as amended from time to time). This law applies to commercial activities (including the sale and purchase of goods, provision of services, investment, commercial promotion and other commercial activities) in the territory of Vietnam.

In Vietnam, (a) massage services (comprising the use of physical therapies for massage or manual therapies to improve human health) and (b) plastic surgery services (comprising using medical techniques to perform surgery for the purpose of alteration of shape or appearance of body parts) are deemed to be "sensitive" services and therefore must comply with Decree No. 96/2016/ND-CP (as amended, including by Decree No. 56/2023/ND-CP) adopted by the Government on July 1, 2016 regarding security and order conditions for a number of conditional business sectors.

Regulations regarding Medical Treatment

We are also subject to the Law on Medical Examination and Treatment No. 15/2023/QH15 adopted by the National Assembly on January 9, 2023 (as amended from time to time), which defines the rights and obligations of patients, physicians, and clinics in relation to matters such as technical expertise in health diagnosis and treatment, health diagnosis and treatment provided by traditional medicine and by a combination of traditional and modern medicine, humanitarian or non-profit health diagnosis and treatment, transfer of technical expertise, the application of new technologies and methods and clinical trials, errors of technical expertise in medicine, operating assumptions, as well as the mobilization and dispatch of resources to be used for medical examination and treatment in the event of natural disasters, catastrophes, Group A infectious diseases, and emergency situations.

Regulations regarding Liability

In principle, our relationship with customers is a civil transaction and therefore governed by the Civil Code No. 91/2015/QH13 adopted by the National Assembly on November 24, 2015 (as amended from time to time). This fundamental code specifies the legal status and legal standards for the conduct of natural and juridical persons, as well as the rights and obligations of natural and juridical persons in their civil relations.

In addition, we are subject to the Law on Product and Goods Quality No. 05/2007/QH12 adopted by the National Assembly on November 21, 2007 (as amended from time to time, including, among others, the Law on Amendment to the Law on Product and Goods Quality No. 78/2025/QH15, which took effect on January 1, 2026), which is a specialized legislation regulating the product liability of manufacturers and traders (i.e., importers, exporters, sellers, service suppliers). Under this law, enterprises engaging in manufacturing and/or trading products are required to provide customers with accurate information on products, recover and remedy defective products, and compensate for losses due to defective products.

We are also subject to the Law on Protection of Consumers' Rights No. 19/2023/QH15 adopted by the National Assembly on June 20, 2023 (as amended from time to time), which provides for principles and policies for protecting consumers' rights, the rights and obligations of consumers, traders' responsibility to consumers, consumer right protection activities by agencies and organizations, settlement of disputes between consumers and traders, as well as state management of protection of consumers' rights.

Regulations regarding Fire and Rescue

The Law on Fire and Rescue No. 55/2024/QH15 adopted by the National Assembly on July 1, 2025 (as amended from time to time) regulates fire prevention, firefighting, human rescue, property rescue, assurance of operating conditions, as well as the rights, obligations, and responsibilities of relevant agencies, organizations, households, and individuals in fire and rescue operations.

Regulations on Personal Data Protection, Data and Cybersecurity

We are required to comply with the Law on Personal Data Protection No. 91/2025/QH15 adopted by the National Assembly on June 26, 2025 (as amended from time to time) and took effect on January 1, 2026, given that we may collect and process personal data of its suppliers, customers and other third parties to serve its business operation. This new law regulates, among others, type of personal data, measures of personal data protection as well as rights and obligations of onshore and offshore entities directly participating in or involved in the processing of personal data of Vietnamese citizens and persons of Vietnamese origin without determined nationality residing in Vietnam who have been issued with identification certificates.

In the context of data processing in Vietnam's cyberspace, we are also subject to (a) the Data Law No. 60/2024/QH15, adopted by the National Assembly on November 30, 2024 (as amended from time to time) and took effect on July 1, 2025 and (b) the Cyberinformation Security Law No. 86/2015/QH13 and the Cybersecurity Law No. 24/2018/QH14, adopted by the National Assembly on November 19, 2015 and June 12, 2018, respectively (both regulations will be consolidated and replaced by the new Cybersecurity Law No. 116/2025/QH15, which was adopted by the National Assembly on December 10, 2025 and will come into force on July 1, 2026). These regulations impose strict requirements for data processing and management and ensuring information security in Vietnam's cyberspace, including, among other things, technical and security standards, account verification, data localization, and the requirement to maintain a local business presence.

United States Laws and Regulations

As our business continues to expand in the United States, including through strategic initiatives and potential future clinic operations, we may become subject to a broad range of federal, state, and local laws and regulations, including accessibility requirements under the Americans with Disabilities Act, labor and employment laws (including minimum wage and workplace safety requirements), and privacy and data security laws. To the extent we create, receive, maintain, or transmit protected health information in connection with any U.S. operations or collaborations, we may also be subject to requirements under HIPAA and related state privacy laws. Compliance with these laws may increase our costs, constrain our operations, and expose us to penalties and litigation in the event of noncompliance.

For a discussion of the various risks we face from regulation and compliance matters, see "Part I, Item 1A. Risk Factors".

Singapore Laws and Regulations

Licensing, Operations, and Compliance

We are subject to the Healthcare Services Act 2020 ("**HCSA**") and the regulations promulgated under it, which govern the licensing, regulation, and operation of private healthcare institutions, including aesthetic clinics. We are required to obtain a license under this legislation to operate our clinics.

The Healthcare Services (General) Regulations 2021 also require licensed healthcare service providers to adhere to strict standards of patient care and service (including for the protection of patient privacy), and we must meet the necessary standards of infrastructure, medical equipment, and operational procedures, as well as the maintenance of a safe and hygienic clinical environment.

Regulation of Our Doctors

In Singapore, the Medical Registration Act 1997 regulates the registration and professional conduct of medical practitioners. This legislation mandates that only doctors who are properly registered as medical practitioners and holding a valid practising certificate may perform medical procedures in aesthetic clinics. In addition, doctors performing aesthetic procedures are expected to comply with applicable professional and clinical guidelines, including the Singapore Medical Council's Guidelines on Aesthetic Practices for Doctors ("SMC Guidelines"). Under the SMC Guidelines, medical practitioners who are non-specialists or specialists not indicated in the SMC Guidelines are required to have performed the requisite number of procedures during the relevant period or obtain a Certificate of Competence ("COC") to perform specific types of aesthetic procedures. Procedures that involve medical risks, such as injectable treatments (e.g., botulinum toxin and dermal fillers) and laser treatments, are expected to be performed by registered medical practitioners holding a valid practising certificate who have obtained a COC (if required).

Health Products and Medicines

The Health Products Act 2007 ("**HPA**") governs the regulation of health products (including, *inter alia*, medical devices and therapeutic products) used in clinical settings, including aesthetic clinics. Under this legislation, we are required to ensure that health products used in our clinics are registered health products under the HPA, as listed in the Register of Health Products maintained by the Health Sciences Authority of Singapore ("**HSA**"), as applicable. If a product is found to be defective or harmful, this legislation requires us to comply with any product recalls or safety notices issued by the HSA. We are also obligated to report any adverse events or complications related to the use of medical devices and health products in our clinics as applicable.

The Medicines Act 1975 ("**MA**") regulates the importation, manufacture, and sale of medicinal products, including drugs, vaccines, and injectable products used in aesthetic treatments in Singapore. Under this legislation, aesthetic clinics are prohibited from using any unapproved or substandard medicines and must ensure that all prescription products are licensed and approved by the HSA. This legislation also covers the distribution of medicines and medicinal products, and aesthetic clinics must ensure that any injectable or medicinal product used in their treatments is legally sourced, licensed, and approved by the HSA for use in Singapore.

Advertisements

We are subject to strict advertising requirements under the HCSA and the Healthcare Services (Advertisement) Regulations 2021, administered by the Ministry of Health ("MOH"). Advertising materials, including brochures, websites, and social media content, must comply with ethical advertising standards set by the MOH, and cannot be false, misleading, deceptive, unsubstantiated, or contain exaggerated claims about medical treatments. We are prohibited from using testimonials or endorsements that violate patient confidentiality, and are required to provide accurate, clear, and truthful information about the services we offer, the potential risks of treatments, and the expected outcomes.

The HPA also regulates the advertising of health products, including medical devices and therapeutic products. Under this legislation, we are required to ensure that all advertisements for products such as dermal fillers, botulinum toxin, and lasers are not misleading, do not overstate the efficacy of treatments, and clearly communicate any risks associated with such procedures. The Health Products (Advertisement of Specified Health Products) Regulations 2016 also strictly prohibit the direct advertising of prescription-only medicines to the general public, to ensure that treatments are only administered following proper medical consultation.

The MA also imposes restrictions on the advertising of medicinal products, including prescription-based treatments like botulinum toxin, which are commonly used in aesthetic clinics and require oversight by licensed medical professionals. This legislation prohibits false or misleading advertisements and representations of medicinal products.

Consumer Protection

We are also required to comply with the Consumer Protection (Fair Trading) Act 2003, which regulates the trade practices of businesses, protects consumers from unfair practices which include, *inter alia*: (a) misleading or deceiving a consumer, (b) falsifying claims to a consumer, and (c) taking advantage of a consumer who may not be in a position to protect their interests due to not understanding the nature of the transaction, and provide consumers with the right to seek remedies if they have been wronged. If a beauty product is found to be defective or unsafe after purchase, consumers are entitled under this legislation to request a refund, replacement, and/or repair (if applicable). This legislation prohibits practices such as false advertising, misleading statements, or failing to disclose important information about products or services.

Product Quality

In addition to the HPA and the MA, we are also subject to the Sale of Goods Act 1979 (Cap. 393) (as amended from time to time), which governs the sale of goods in Singapore, including beauty products sold at aesthetic clinics. This legislation provides a framework for the contractual obligations between buyers and sellers and implies certain terms and conditions into contracts for the sale of goods, including that goods supplied under the contract are among other things, of satisfactory quality (including safety where relevant), and fit for their intended purpose.

Personal Data Protection

The Personal Data Protection Act 2012 governs, among other things, the collection, use, and protection of personal data in Singapore. As a healthcare provider, we are required to comply with this legislation to safeguard the privacy and confidentiality of our patients' personal and medical information, including obtaining consent from patients before collecting their personal information, such as contact details, medical histories, and treatment records, implementing strict measures to protect patient data from unauthorized access, loss, or misuse, and facilitating our patients' right to access their personal data, request corrections, and withdraw consent for the use of their information. This legislation also requires healthcare providers to make reasonable efforts to ensure the accuracy of the personal data collected from the patients as the personal data will likely be used to make a decision that affects the patient. If there are reasons to believe in data breaches that affect a patient's personal data, the healthcare provider has a duty to assess the severity of said breach. Given the confidentiality of the patients' medical information, should a breach be severe enough to result in, or is likely to result in, significant harm to the patient, or is of a significant scale, there will be a duty to notify the Personal Data Protection Commission.

Employment and Workplace Safety

We are subject to the Employment Act 1968, the key legislation governing employment practices in Singapore. This legislation outlines the minimum terms and conditions of employment, covering aspects such as wages (including when and how they should be paid), working hours and overtime, rest days, and employee benefits. It ensures the protection of employees' rights and provides a framework for fair and lawful employment practices.

We are also subject to the Employment of Foreign Manpower Act 1990, which governs the employment of foreign workers in Singapore. This legislation regulates the employment pass system and ensures that businesses that hire foreign workers comply with specific requirements related to work passes, employment conditions, and other related responsibilities. Under this legislation, all foreign employees must hold a valid work pass to work in Singapore and the onus lies on the employer to ensure that the foreign employee is permitted to work in Singapore.

The Workplace Safety and Health Act 2006 applies to all businesses in Singapore, including aesthetic clinics. Under this legislation, we are required to adhere to stringent health and safety protocols to protect both our patients and staff, including maintaining work environments that are safe and without risks to health, ensuring proper waste disposal, implementing emergency procedures, and training all staff members in basic health and safety measures, including infection control and proper use of medical equipment.

Intellectual Property and Trademarks

As of December 31, 2025, the Company and its subsidiaries together had filed a significant number of patent and trademark applications in Japan, as well as a substantial number of trademark applications with the International Bureau of the World Intellectual Property Organization. The Company also holds registered patents and trademarks in Japan. Additionally, through the subsidiary acquired in 2024, the Company also holds several trademarks in Singapore. The Company does not have any registered trademarks, domain names, or patents in Vietnam or the United States.

Our registered trademarks include, but are not limited to, "SBC", "Shonan Beauty Clinic", "SBCLABO", "Hair Renaissance", "SBC MEDISPA", and "ACNEED", and are further described in the table below.

Material Contract with Intellectual Property and Trademarks

The MCs and the Company have each entered into a contract with regard to intellectual property as set forth below. The entry dates of these agreements are all September 1, 2023. Regarding the patents, the term of patent agreements is for a period from September 1, 2023 to December 31, 2025. However if neither party makes a written request at least 3 months prior to the expiration of the term, the term of these patent agreements will continue for successive 2 year terms going forward unless terminated by either party. Regarding the trademarks, the term of the trademark agreements is for a period from September 1, 2023 to the expiration dates of the respective trademarks.

Pursuant to these agreements, the Company grants the MCs a non-exclusive right to use Company's trademarks, as listed in the agreements for the goods and services offered by the MCs in Japan and the U.S. (including U.S. territories) for the duration of the agreement. Pursuant to the Agreements, the MCs cannot grant a sublicense to a third party without the Company's written consent.

Pursuant to these agreements, the MCs agreed to pay the Company royalties for the license granted, in the form of monthly fees consisting of patent royalties and trademark royalties. The total monthly royalties payable by each MC range from 900,000 yen (excluding tax) to 100,000,000 yen (excluding tax) (comprised of patent royalties ranging from 700,000 yen to 53,000,000 yen and trademark royalties ranging from 200,000 yen to 60,000,000 yen). The aggregate monthly royalties under these agreements are 273,900,000 yen (excluding tax). However, the parties may change such monthly fee by mutual agreement through consultation.

The agreements may be terminated by the Company without notice or demand in certain circumstances as listed out in the agreement, including but not limited to, if a MC has their business license revoked or suspended by regulatory authorities, becomes insolvent or when one of the notes or checks that they have drawn or accepted is dishonored, when a petition for commencement of bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, or special liquidation proceedings has been filed, against or when a MC itself has filed such a petition or when there has been a material breach by a MC of their agreement with the Company. Additionally, either party can terminate the agreements if the other party breaches the agreement and such breach is not corrected within 14 days after written notice. Additionally, the parties can terminate the agreement mid-term by mutual agreement through consultation. Upon termination of an agreement, regardless of the reason for such termination, or if the term of the agreement expires, a MC must immediately cease using the Company's intellectual property and must destroy all information in its possession regarding the Company's intellectual property.

As a result of these agreements, the Company collects the following monthly royalty fees from each of the following MCs.

	Patent	Trademark	Total
Medical Corporation Shobikai	53,000,000 yen	14,000,000 yen	67,000,000 yen
Medical Corporation Kowakai	43,000,000 yen	57,000,000 yen	100,000,000 yen
Medical Corporation Nasukai	24,000,000 yen	60,000,000 yen	84,000,000 yen
Medical Corporation Aikeikai	13,000,000 yen	4,000,000 yen	17,000,000 yen
Medical Corporation Jukeikai	700,000 yen	200,000 yen	900,000 yen
Medical Corporation Ritz Cosmetic Surgery	2,000,000 yen	3,000,000 yen	5,000,000 yen
Total	135,700,000 yen	138,200,000 yen	273,900,000 yen

List of Trademarks

Jurisdiction	Application No./ Office's Reference No.	Registration No.	Trademark	Reference Translation: Trademark
Japan	JP2004-113837	4872872	リッツ・メディカルクリニック	Ritz Medical Clinic
Japan	JP2005-118409	4960547	湘南美容外科クリニック	Shonan Beauty Surgery Clinic
Japan	JP2007-068373	5137474	ＳＢＣ	SBC
Japan	JP2007-087297	5154425	根こそぎ脂肪吸引	Thoroughly liposuction
Japan	JP2008-006713	5188529	心のプチ整形	Petit Plastic Surgery of the Mind
Japan	JP2011-018430	5432190	うるおい女神	goddess of (lucky) directions
Japan	JP2011-027111	5446903	1ＤＡＹリフト	1DAY Lift
Japan	JP2012-004740	5504628	根こそぎベイザーシェービング法	Thoroughly Vaser Shaving Method
Japan	JP2012-035980	5532879	六本木レディースクリニック	Roppongi Ladies Clinic
Japan	JP2012-070102	5554735	マルチプラセンタ	Multi-placenta
Japan	JP2015-076589	5827834	§ＳＢ∞Ｃ	§S B ∞C
Japan	JP2015-123949	5862075	アクセル＋ブレーキ療法	Gas pedal + brake therapy
Japan	JP2016-065374	5922799	VARIO design 手術	VARIO design surgery
Japan	JP2016-065380	5922800	サーマアップ	Therma up
Japan	JP2016-108172	5967546	東京リッツ美容クリニック	Tokyo Ritz Cosmetic Clinic
Japan	JP2016-108174	5967547	東京リッツ美容形成外科	Tokyo Ritz Cosmetic Plastic Surgery
Japan	JP2018-005037	6135218	フォーエバー二重術	Forever Double Surgery
Japan	JP2018-109281	6246705	ＳＢＣ　ＭＥＤＩＳＰＡ	SBC MEDISPA
Japan	JP2007-068373	6258359	ＳＢＣ	SBC
Japan	JP2019-006775	6219739	Ｈａｉｒ Ｒｅｎａｉｓｓａｎｃｅ	Hair Renaissance
Japan	JP2019-095442	6316271	レグノクリニック	Regno Clinic
Japan	JP2019-116526	6311044	ＳＢＣ／ＭＥＤＩＳＰＡ	SBC/MEDISPA
Japan	JP2020-007680	6440611	リバスト	Rebast
Japan	JP2020-007681	6440612	週末二重	Weekend Double Surgery
Japan	JP2020-007682	6440613	腫れずらいスクエア二重	Square bifold surgery with minimal swelling
Japan	JP2020-007719	6411821	湘南美容クリニック	Shonan Beauty Clinic
Japan	JP2020-007686	6442941	リッチフェイス	Rich face
Japan	JP2020-007689	6440614	湘南二重	Shonan bifid surgery
Japan	JP2020-007697	6442942	プリマリフト	PrimaLift
Japan	JP2020-007698	6452042	３Ｄ注入豊胸	3D Injection Breast Augmentation
Japan	JP2020-007699	6442943	プレミアム注入豊胸	Premium Injection Breast Augmentation
Japan	JP2020-087298	6489169	パシャ助	Pashazo
Japan	JP2020-106484	6427255	フィナス	Finas
Japan	JP2021-057107	6531258	YELLクリニック	YELL Clinic
Japan	JP2021-057108	6531259	湘南美容YELLシリーズ	Shonan Beauty YELL Series
Japan	JP2021-057101	6531256	メディカルサイズダウン	Medical Size Down
Japan	JP2021-057102	6531257	フィナス治療	Finas Medical Treatment
Japan	JP2021-057109	6531260	ベビースキンライト	Baby Skin Light
Japan	JP2021-057110	6571732	シミ取り10	Stain Removal 10
Japan	JP2021-057111	6531261	ワンデーリフトアップ	One Day Lift Up
Japan	JP2021-057112	6551007	ピュアグラフト1UP	Pure Graft 1UP
Japan	JP2021-104550	6554074	ミスト脱毛	Mist hair removal

Japan	JP2022-022482	6753631	湘南美容皮フ科	Shonan Beauty Dermatology
Japan	JP2022-022483	6611984	メディカルサイズダイエット	Medical-size diet
Japan	JP2022-022488	6668667	Teen二重	Teen double
Japan	JP2022-067044	6858201	SBCイテウォンビューティークリニック	SBC Itaewon Beauty Clinic
Japan	JP2022-067045	6858202	SBC梨泰院ビューティークリニック	SBC Itaewon Beauty Clinic
Japan	JP2022-076824	6673722	ミストシャワー脱毛	Mist shower hair removal
Japan	JP2022-135452	6693235	ＡＣＮＥＥＤ	ACNEED
Japan	JP2022-143153	6772456	Ｓｈｏｎａｎ　Ｂｅａｕｔｙ　Ｃｌｉｎｉｃ	Shonan Beauty Clinic
Japan	JP2022-143155	6826211	ＳＢＣ　Ｍｅｄｉｃａｌ　Ｇｒｏｕｐ	SBC Medical Group
Japan	JP2007-068373	6896314	ＳＢＣ	SBC
Japan	JP2022-143158	6826212	ＳＢＣメディカルグループ	SBC Medical Group
Japan	JP2022-143167	6701665	HRスプレー	HR Spray
Japan	JP2022-143168	6711815	ギャラ・ドクターライト	Gala Dr. Light.
Japan	JP2022-143191	6702890	プラチナカクテル	Platinum Cocktail
Japan	JP2022-143150	6793985	ＳＢＣ (logo)	SBC (logo)
Japan	JP2022-143201	6793624	ＳＢＣ　ＡＲＴＭＡＫＥ　ＳＣＨＯＯＬ	SBC ARTMAKE SCHOOL
Japan	JP2022-143151	6735600	湘南美容外科	Shonan Beauty Surgery
Japan	JP2020-007719	6735601	湘南美容クリニック	Shonan Beauty Clinic
Japan	JP2022-143156	6735602	ＳＢＣＬＡＢＯ	SBCLABO
Japan	JP2018-109281	6711813	ＳＢＣ　ＭＥＤＩＳＰＡ	SBC MEDISPA
Japan	JP2011-018430	6711814	うるおい女神	goddess of (lucky) directions
Japan	JP2022-143165	6701663	HRタブレット	HR Tablet
Japan	JP2022-143166	6701664	HRアクア	HR Aqua
Japan	JP2022-143169	6711816	スソドライ	soot-dry
Japan	JP2022-143171	6702889	うる艶美髪カクテル	Lush and beautiful hair cocktail
Japan	JP2022-143173	6711817	ジュリエット	Juliet
Japan	JP2022-143179	6711818	スマートシェイプリフト	Smart Shape Lift
Japan	JP2022-143181	6708518	アクネソニック	acnesonic
Japan	JP2022-143184	6708519	脂肪溶解リニア	Lipolysis Linear
Japan	JP2022-143189	6708521	ボディスッキリQ＋	Body Refresh Q+
Japan	JP2022-143190	6708522	フォトダブル	photo double
Japan	JP2022-143194	6708523	スマートメソセラピー	smart mesotherapy
Japan	JP2022-143196	6708524	リポフラット	Lipo flat
Japan	JP2022-143197	6708525	ジェットメソセラピー	Jet Mesotherapy
Japan	JP2022-143199	6722690	ＳＢＣメディカルグループホールディングス	SBC Medical Group Holdings, Inc.
Japan	JP2022-143200	6722691	ＳＢＣ　Ｍｅｄｉｃａｌ　Ｇｒｏｕｐ　Ｈｏｌｄｉｎｇｓ	SBC Medical Group Holdings
Japan	JP2022-143187	6708520	輪郭スッキリＱ□	Contouring Q+
Japan	JP2022-147132	6861583	ノンシェーブン	non-shaven
Japan	JP2022-147133	6861584	スマートFUE	Smart FUE
Japan	JP2022-147134	6861585	シークレットシェイブン	secret shaven
Japan	JP2022-147135	6861586	ダブルマトリックス	double matrix
Japan	JP2022-147136	6861587	スマートメソ	smart method
Japan	JP2022-147137	6861588	クイックメソ	Quick Meso
Japan	JP2022-147138	6861589	ジェットメソ	jet meso
Japan	JP2022-147140	6829876	クイックコスメティーク	Quick Cosmetics
Japan	JP2022-147144	6829877	SBC　Ｔｅｅｎ二重	SBC Teen Double

Japan	JP2022-147145	6829878	SBC Ｔｅｅｎ脱毛	SBC Teen Hair Removal
Japan	JP2022-147142	6711819	SBC MEDISPA ホワイトサプリメント	SBC MEDISPA White Supplement
Japan	JP2022-135452	6702894	ACNEED	ACNEED
Japan	JP2022-147146	6711820	SBCハイブリッドセラミック	SBC Hybrid Ceramic
Japan	JP2022-147147	6711821	SBCマウスピース	SBC Mouthpiece
Japan	JP2022-147139	6757836	女優注射	Actress Injection
Japan	JP2022-147141	6702893	ナノメソッドHQ	Nano Method HQ
Japan	JP2022-150060	6774385	Fat Padリフト	Fat Pad Lift
Japan	JP2022-150061	6774386	週末リフト	Weekend Lift
Japan	JP2022-150065	6774387	エイジングリフト	Aging Lift
Japan	JP2022-150047	6751859	リバース小顔	Reverse face
Japan	JP2022-150056	6751864	1DAYリッチフェイス	1DAY Rich Face
Japan	JP2022-150048	6751860	リバース二重	Reverse double
Japan	JP2022-150052	6751861	1DAYモデル小顔	1DAY Model Small Face
Japan	JP2022-150053	6751862	1DAYフル梨泰院	1DAY Full Itaewon
Japan	JP2022-150054	6751863	1DAYモデル体型	1DAY Model Body Shape
Japan	JP2023-038088	6782966	目袋3脂肪	Eye bag 3 fat
Japan	JP2023-038089	6782967	ぽろぽろ脱毛	Poroporo Hair Removal
Japan	JP2023-038090	6782968	リバスト注射	Livestock Injection
Japan	JP2023-038092	6782969	余髪	extra hair
Japan	JP2023-038087	6744631	SBC AI	SBC AI
Japan	JP2023-040937	6737348	ＨＡＩＲＳＰＡ	HAIRSPA
Japan	JP2023-073150	6777865	SBC DreamMeeting	SBC DreamMeeting
Japan	JP2023-073151	6777866	DreamMeeting	DreamMeeting
Japan	JP2023-076804	6826221	ＳＢＣ４方向リフト	SBC 4-way lift
Japan	JP2007-068373	6826225	ＳＢＣ	SBC
Japan	JP2023-080594	6826229	Ｑｕｉｃｋ　ｃｏｓｍｅｔｉｃ　ｄｏｕｂｌｅ	Quick cosmetic double
Japan	JP2023-080595	6826230	Ｓｈｏｎａｎ　Ｂｅａｕｔｙ　Ｃｌｕｂ	Shonan Beauty Club
Japan	JP2023-080584	6826223	湘南美容	Shonan Aesthetic
Japan	JP2023-080584	6889988	湘南美容	Shonan Aesthetic
Japan	JP2022-143200	6826224	ＳＢＣ　Ｍｅｄｉｃａｌ　Ｇｒｏｕｐ　Ｈｏｌｄｉｎｇｓ	SBC Medical Group Holdings
Japan	JP2005-118409	6889983	湘南美容外科クリニック	Shonan Beauty Surgery Clinic
Japan	JP2022-143151	6889984	湘南美容外科	Shonan Beauty Surgery
Japan	JP2022-143156	6826226	ＳＢＣＬＡＢＯ	SBCLABO
Japan	JP2018-109281	6826227	ＳＢＣ　ＭＥＤＩＳＰＡ	SBC MEDISPA
Japan	JP2020-007719	6889985	湘南美容クリニック	Shonan Beauty Clinic
Japan	JP2022-143153	6889986	Ｓｈｏｎａｎ　Ｂｅａｕｔｙ　Ｃｌｉｎｉｃ	Shonan Beauty Clinic
Japan	JP2023-080593	6826228	ＱＣＷ	QCW
Japan	JP2023-123325	6858214	ＳＢＣ　ＡＲＴ	SBC ART
Japan	JP2023-143680	6858240	ＳＢＣ　ＴＩＭＥＬＥＳＳ　Ｃ	SBC TIMELESS C
Japan	JP2024-010669	6907834	リッツ美容外科	Ritz Cosmetic Surgery
Japan	JP2024-033024	6902614	脂肪細胞ズ(logo)	Fat Cells(logo)
Japan	JP2024-033025	6902615	脂肪細胞ズ(logo)	Fat Cells(logo)
Japan	JP2024-033026	6902616	脂肪細胞ズ(logo)	Fat Cells(logo)
Japan	JP2024-033027	6902617	脂肪細胞ズ	Fat Cells
Japan	JP2024-068007	6907835	週末豊胸	Weekend Breast Augmentation
Japan	JP2024-068008	6990454	ママ豊胸	Mom Breast Augmentation
Japan	JP2024-064654	6891119	ＬＩＦＴＹ	LIFTY

Japan	JP2024-077907	6847738	韓流肌	Hallyu Skin
Japan	JP2024-077906	6847737	韓流肌(logo)	Hallyu Skin(LOGO)
Japan	JP2024-092611	6923687	悪玉M字ホルモン	Bad M Hormone
Japan	JP2024-100228	-	ナチュラル脂肪注射	Natural Fat Injection
Japan	JP2024-111773	6921116	白玉タチオン	Shiratama Tathion
Japan	JP2025-017863	-	情熱経営	Jonetsu (Passion)-Driven Management
Japan	JP2025-017864	-	情熱美容	Jonetsu (Passion) Beauty
Japan	JP2025-017865	-	情熱美容医療	Jonetsu (Passion) Aesthetic Medicine
Japan	JP2025-017866	-	情熱美容液	Jonetsu (Passion) Serum
Japan	JP2025-026648	6968498	白玉習慣	Shiratama Habit
Japan	JP2025-049518	-	ラインクロス二重術	Line Cross Double Surgery
International registration	-	1753626	ＳＢＣ　ＭＥＤＩＳＰＡ	SBC MEDISPA
International registration	-	1753629	ＱＣＷ	QCW
International registration	-	1753670	Quick cosmetic double	Quick cosmetic double
International registration	-	1753627	Shonan Beauty Clinic	Shonan Beauty Clinic
International registration	-	1753628	Shonan Beauty Club	Shonan Beauty Club
International registration	-	1754273	湘南美容クリニック	Shonan Beauty Clinic
International registration	-	1754406	ＳＢＣ (logo)	SBC (logo)
International registration	-	1754407	湘南美容	Shonan Aesthetic
International registration	-	1753672	ＳＢＣ　Medical Group Holdings	SBC Medical Group Holdings
International registration	-	1754271	湘南美容外科クリニック	Shonan Beauty Surgery Clinic
International registration	-	1753673	ＳＢＣ	SBC
International registration	-	1754272	湘南美容外科	Shonan Beauty Surgery
International registration	-	1753625	ＳＢＣＬＡＢＯ	SBCLABO
Singapore	2017/3591939103Q	40201708950W	N/A	The Chelsea Clinic
Singapore	2017/292151539X	40201618496V	N/A	Gangnam Laser Clinic
Singapore	TM/19/05/2849	40201910975V	N/A	SkinGO! (Singapore)
Singapore	TM/2021/09/036	40202123160R	N/A	Bio White
Indonesia	JID2019080729	IDM000859320	N/A	SkinGO! (Indonesia)
Australia	TM/19/11/040	2055203	N/A	SkinGO! (Australia)

Our patents and patent applications, as further described in the table below, include, but are not limited to, specialized technologies for procedures such as puncture devices for buried double eyelid procedures, simplified buried method surgical equipment, proprietary surgical sutures, silicone bags for breast augmentation simulations, and microscopic hair volume evaluation method for the treatment of androgenetic alopecia. Additionally, we have developed patent-pending safety management methods for procedures such as full-incision double eyelid surgery, lateral canthoplasty, brow lift procedures, cheek sagging prevention methods, and hair removal safety management methods. Furthermore, we have established unique safety management methods for tattoo removal treatments and hyperhidrosis procedures. By leveraging these patented and patent-pending technologies, our franchisee clinics enhance the safety and efficiency of these cosmetic surgery procedures.

The English "Reference Translation" included in the trademark table above is provided for reference purposes only to assist readers and does not represent our official English-language trademarks or trade names. We do not claim any rights in such reference translations independent of the trademarks as registered or used in their original form.

List of Patent Rights

Name of Patent right	Type	Jurisdiction	Date of Application	Application No.	Status	Feature and Content
Microscope-Based Hair Quantity Evaluation Method	Patent	Japan	8/25/2023	JP2023-136711	Application Pending	Invention of a medical audit system using a microscope and machine learning to observe and analyze hospital procedures
Hair Quantity Evaluation Method	Patent	Japan	8/25/2023	JP2023-136712	Application Pending	Machine learning model trained on beauty clinic procedure videos to auto-evaluate correct performance
Utilization of Pre-Consultation Educational Videos for AGA Examination	Patent	Japan	8/25/2023	JP2023-136713	Application Pending	Medical auditing system uses machine learning to evaluate procedural correctness in beauty clinics
Case Imaging System	Patent	Japan	8/25/2023	JP2023-136714	Application Pending	Medical audit system using image-based machine learning for procedural conformance
Treatment Progress History Management System	Patent	Japan	8/25/2023	JP2023-136715	Application Pending	Invention for documenting treatment procedures in beauty clinics using continuous image or video capture, supporting understanding, diagnoses, training of machine learning models, and auditing of procedure compliance.
AGA Oral Treatment Drug	Patent	Japan	8/25/2023	JP2023-136716	Application Pending	An invention harnessing machine learning for evaluating procedural accuracy based on video data
AGA Topical Treatment Drug	Patent	Japan	8/25/2023	JP2023-136717	Application Pending	Machine Learning-Based Medical Audit System for Evaluating Hospital Procedures
AGA Topical Treatment Drug	Patent	Japan	8/25/2023	JP2023-136718	Application Pending	A method that uses deep learning to verify procedural compliance in aesthetic clinics
User Burden Reduction Method in Hair Transplant Surgery	Patent	Japan	8/25/2023	JP2023-136719	Application Pending	Patented medical audit system for hair transplant surgery which includes cutting and collection of hair roots, video recording of the procedure, and use of a learning model for audit.
User Burden Reduction Method in Hair Transplant Surgery	Patent	Japan	8/25/2023	JP2023-136720	Application Pending	System that captures and analyzes videos of the donor hair shaving process at aesthetic clinics to ensure procedure compliance, and provides a wig to reduce psychological stress.

User Burden Reduction Method in Hair Transplant Surgery	Patent	Japan	8/25/2023	JP2023-136721	Application Pending	An invention involving a procedure of hair follicle collection, concealed by remaining hair, integrated with an algorithm for auditing surgical compliance
User Positioning Guide Method	Patent	Japan	8/25/2023	JP2023-136722	Application Pending	Surgical Audit System for Hair Transplantation Using Machine Learning
Treatment Efficiency and Safety Management Methods	Patent	Japan	8/25/2023	JP2023-136723	Application Pending	AI technology applied to auditing cosmetic clinic procedures for monitoring the appropriateness of specific treatments
Treatment Efficiency and Safety Management Methods	Patent	Japan	8/25/2023	JP2023-136724	Application Pending	The present invention is a medical audit system that collects image data, generates a machine learning model for correct hair loss treatment using Botox, and evaluates newly acquired treatment videos using this model to assess the correctness of the procedure.
Treatment Efficiency and Safety Management Methods	Patent	Japan	8/25/2023	JP2023-136725	Application Pending	Medical procedures are photographed, features extracted, and using machine learning, models are created to determine conformity of new procedure recordings, suggesting improvements when necessary.
Treatment Efficiency and Safety Management Methods	Patent	Japan	8/25/2023	JP2023-136726	Application Pending	Machine Learning Based Audit of Hair Growth Treatments Using DermaPen, Growth Factors and Minoxidil
Treatment Efficiency and Safety Management Methods	Patent	Japan	8/25/2023	JP2023-136727	Application Pending	Machine Learning utilization for medical procedure compliance and improvement
Management Method for Hair Transplant Cells	Patent	Japan	8/25/2023	JP2023-136728	Application Pending	Invention for assessing medical procedures through machine learning models generated from video imagery
Photo Capture Method for Hair Medical Purposes	Patent	Japan	8/25/2023	JP2023-136729	Application Pending	The invention initially involves photographing the user from various angles in a bright room, using the captured images to generate a machine learning model, which evaluates if the treatment procedure is carried out as per the procedure in new images or videos.

Hair Growth Composition	Patent	Japan	8/25/2023	JP2023-136730	Application Pending	Invention of a medical auditing system using machine learning to validate procedures from images taken during treatments at beauty clinics
Hair Growth Composition	Patent	Japan	8/25/2023	JP2023-136731	Application Pending	An invention for auditing procedural compliance in a medical system using a learning model inclusive of IV drip mixture ratios and their impacts on health
Information Processing System, Information Processing Method, and Program	Patent	Japan	2/24/2023	JP2023-027740	Application Pending	Technology capable of verifying the effects of double-eyelid surgery
Information Processing System, Information Processing Method, and Program	Patent	Japan	2/24/2023	JP2023-027741	Application Pending	Technology capable of verifying the effects of double-eyelid surgery
Safety Management Method for Hair Removal Treatment	Patent	Japan	8/25/2023	JP2023-136732	Application Pending	Invention involves creating a learning model using images of handpiece operation, incorporating relationships between energy hertz number and moving speed along with the overlapping process at the large head, auditing new treatments based on this model.
Safety Management Method for Hair Removal Treatment	Patent	Japan	8/25/2023	JP2023-136733	Application Pending	Machine learning model generated from hair removal procedure videos for auditing procedural correctness and preventing hair growth
Safety Management Method for Hair Removal Treatment	Patent	Japan	8/25/2023	JP2023-136734	Application Pending	The invention involves capturing hospital procedure activities, identifying procedural issues from the images, using these images as training data for machine learning models, and analyzing new videos with the model to ensure proper procedure adherence.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136735	Application Pending	A system that learns surgical procedures from images to generate a model for auditing and preventing omissions in future surgeries

Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136736	Application Pending	A method involving image capturing of hospital procedures, creating a learning model from those images using machine learning algorithms, and auditing new footage based on this model, with feedback provision for quality improvement if required.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136737	Application Pending	Invention monitoring procedural operations in hospitals via learning model from activity images, checking correct execution of operations with specific procedures.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136738	Application Pending	Procedure for creating a learning model from surgical operation images for surgery evaluation and feedback
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136739	Application Pending	The invention is an audit system using machine learning algorithms to verify and guide surgical procedures, ensuring that newly acquired procedure videos are following defined procedures.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136740	Application Pending	System for auditing hospital procedures through machine learning analysis of captured images
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136741	Application Pending	Machine learning model generated from recorded procedures to evaluate new treatments for pain and acne
Safety Management Method for Ion Introduction Treatment	Patent	Japan	8/25/2023	JP2023-136742	Application Pending	Invention creating machine-learning models from hospital procedure videos for treatment accuracy and quality control
Safety Management Method for Ion Introduction Treatment	Patent	Japan	8/25/2023	JP2023-136743	Application Pending	A system for managing, guiding, verifying, and automating needleless therapy procedures, using learning models from existing treatment videos
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136744	Application Pending	Invention of a medical audit system that uses machine learning to ensure adherence to correct hospital procedures

Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136745	Application Pending	Machine-learning algorithms are used to create a therapeutic protocol for phototherapy procedures, auditing new videos of the procedure for correctness and safety, reducing workload and ensuring effective treatment.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136746	Application Pending	Patent for a skin treatment method and process analysis using specific wavelength light and machine learning procedure adherence verification
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136747	Application Pending	Using Machine Learning for Auditing Beauty Treatment Procedures
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136748	Application Pending	Machine learning model for quality auditing of ThermaCool procedure
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136749	Application Pending	Invention of process using machine learning model to analyze hospital procedure images for automatic procedural audit.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136750	Application Pending	Invention on creating a learning model using machine learning methods for auditing procedures in beauty clinics, particularly the 'Thermacool Eye' procedure, based on sequential image data.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136751	Application Pending	A medical audit system for beauty clinics utilizing machine learning for procedure adherence and quality improvement
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136752	Application Pending	Machine learning based auditing and feedback on beauty clinic procedures by using treatment images and analysis
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136753	Application Pending	Enlighton's laser treatment procedure learning model based on hospital images and machine learning for auditing treatment alignment
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136754	Application Pending	System using machine learning to recognize and audit treatment procedures in clinics

Safety Management Method for Tattoo Removal Treatment	Patent	Japan	8/25/2023	JP2023-136755	Application Pending	The invention is a medical audit system that employs machine learning to formulate a hospital action model based on videos of treatment procedures, and verifies the appropriateness of spot size selection and wavelength utilization.
Safety Management Method for Hyperhidrosis Treatment	Patent	Japan	8/25/2023	JP2023-136756	Application Pending	A medical audit system using machine learning to analyze MiraDry beauty treatments, alerting deviations from normal procedures and improving from irregularities.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136757	Application Pending	An invention of an automated auditing procedure using a machine learning model created from filmed medical procedures, specifically for snoring treatments using a YAG laser
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136758	Application Pending	Documentation of Device Power Setup, Filming and Light Exposure Procedure with Sterispot Handpiece for Training Model Creation
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136759	Application Pending	System Produces Learning Model for Medical Procedures from Hospital Images and Audits New Videos for Protocol Adherence
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136760	Application Pending	Medical Audit System Utilizing Machine Learning for Procedure Adherence Analysis
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136761	Application Pending	Invention embodying a machine learning model analyzing hospital surgery procedures from video data for adherence verification and progress monitoring
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136762	Application Pending	Invention records and analyses videos of HIFU shower treatment procedures in hospitals using a deep learning model.

Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136763	Application Pending	Invention proposes the use of machine learning to monitor medical procedures via camera recordings, generating a model from recorded images for safe evaluation, and auditing new video content according to the model
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136764	Application Pending	Patent for a method in beauty clinics using machine learning to ensure correct procedure during High-Intensity Focused Ultrasound treatment
Safety Management Method for Salicylic Acid Facial Peeling Treatment	Patent	Japan	8/25/2023	JP2023-136765	Application Pending	Machine learning used to ensure accuracy and safety in chemical peeling procedures with salicylic acid macrogol
Safety Management Method for Salicylic Acid Body Peeling Treatment	Patent	Japan	8/25/2023	JP2023-136766	Application Pending	The invention is a medical audit system that uses machine learning techniques to create a model from surgery images, analyzes new surgical procedures for guideline adherence, and suggests corrective measures for inappropriate procedures, thus improving procedure quality and safety.
Safety Management Method for Skin Treatment Using Plant-Based Activated Charcoal and Lactic Acid	Patent	Japan	8/25/2023	JP2023-136767	Application Pending	Invention relating to a learning model for recognition and adherence to correct black peel application procedure
Safety Management Method for Skin Treatment Using Plant-Based Activated Charcoal and Lactic Acid	Patent	Japan	8/25/2023	JP2023-136768	Application Pending	A system that records and analyzes medical activities in a hospital using machine learning to detect specific patterns and improve accuracy.
Safety Management Method for Skin Treatment	Patent	Japan	8/25/2023	JP2023-136769	Application Pending	Invention of a medical audit system that generates a learning model from images of specific beauty clinic procedures and evaluates new treatments
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136770	Application Pending	Automated Medical Audit System for Beauty Clinics

Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136771	Application Pending	Machine Learning System Developed to Enhance Quality of Medical Procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136772	Application Pending	Video analysis method for performance evaluation in beauty clinics using machine learning
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136773	Application Pending	The system generates a learning model from pre-operative images, trains it using deep learning for ProShock Shape procedures, analyzes real-time videos for correctness, reports any anomalies, and counters the long tail problem using diverse treatment image datasets.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136774	Application Pending	Invention of a medical auditing system that uses machine learning to analyze procedural adherence in clinics
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136775	Application Pending	Procedure for auditing treatments using machine learning models derived from filmed treatment procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136776	Application Pending	Machine Learning System for Safety and Quality Assurance in Beauty Clinics
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136777	Application Pending	A procedural audit system for cosmetic treatments using machine learning model based on video footage of procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136778	Application Pending	System creates a learning model for medical procedures using image recognition, information extraction, and machine learning, and compares new procedures against this model for accuracy and appropriateness.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136779	Application Pending	Patent covers a machine learning method to ensure procedural standards in beauty clinics
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136780	Application Pending	Invention uses machine learning model to analyze images or video frames from hospital actions to deduce correctness of procedures

Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136781	Application Pending	An innovative surgical procedure combining cooling, disinfection, needle insertion, hemostasis, and various other techniques, with automatic auditing and learning models for improving treatment efficiency.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136782	Application Pending	Medical auditing system using AI to verify adherence to cosmetic treatment procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136783	Application Pending	Medical audit system using machine learning for validating skin treatments
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136784	Application Pending	AI used for learning and verifying adherence to medical procedures in hospitals using collected image data.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136785	Application Pending	A medical audit system employing image recognition and machine learning to ensure correct hospital procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136786	Application Pending	Invention of a Learning Model for Treatment Procedure Recognition and Surveillance in Beauty Clinics
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136787	Application Pending	The invention documents beauty clinic procedures, especially HIFU treatments, creates a learning model using the recorded data and deep learning, using it for predictive analysis of new video data for real-time treatment auditing.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136788	Application Pending	Patent for a machine learning model generated from a three-step procedure, used to audit the adherence of treatment videos to the established procedure
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136789	Application Pending	A processing device audits beauty clinic procedures by extracting and learning from past treatment videos, evaluating new videos, reporting inaccuracies, and continually updating its learning model for accurate future audits.

Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136790	Application Pending	Invention creates a learning model for auditing adherence to procedural steps in skin disease treatments using machine learning
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136791	Application Pending	Beauty clinic procedure involving liver-spot treatment via pulsed needle oscillation being audited through a machine learning model.
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136792	Application Pending	System for recording and analyzing treatment processes using machine learning
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136793	Application Pending	Patent for a medical procedure using botulinum toxin, featuring a machine learning tool which audits the treatment process using filmed visual data
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136794	Application Pending	Medical audit system uses deep learning to analyze and monitor cosmetic clinic procedures
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136795	Application Pending	Invention uses machine learning to evaluate the accuracy of acne treatment procedures in a beauty clinic.
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136796	Application Pending	Machine learning model developed for analyzing fat freezing procedure videos to detect complications
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136797	Application Pending	A three-step procedure at a beauty clinic uses photographic evidence collected during a fat cooling treatment to create a machine learning model that assesses procedure compliance and symptom occurrence.
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136798	Application Pending	Learning model developed from hyaluronic acid injection videos monitors for side effects and provides response instructions

Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136799	Application Pending	A medical audit system learns from images of various treatments in hospitals, and uses this learning model to evaluate and update treatment procedures for ailments such as liver spots, red face, and pores, using devices such as VISIA_Evolution.
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136800	Application Pending	Invasive short pulse bipolar high-frequency device utilizes a single-use chip with 25 micro needle electrode pins for facial treatments, with machine learning enhancing auditing of the process.
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136801	Application Pending	Application of Machine Learning in Auditing and Improving RF Microneedling Therapeutic Procedures
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136802	Application Pending	An invention that incorporates a machine learning model for assessing adherence to body contouring procedures in Asian patients using RF and BioEMS devices, coupled with image capture methods such as CT scan or ultrasound, through videos from beauty clinic treatments.
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136803	Application Pending	This invention is a method for deploying a medical audit system using a Radio Frequency (RF) micro needling device to monitor and review treatment procedures.
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136804	Application Pending	Invention for auditing medical procedures using a learning model generated from collected images
Evaluation and Effect Measurement Method for Aesthetic Medicine	Patent	Japan	8/25/2023	JP2023-136805	Application Pending	Invention utilizes machine learning to analyze and validate procedure of age spot treatments in beauty clinics

Method for Accelerating Recovery of Motor Ability After Anesthesia	Patent	Japan	8/25/2023	JP2023-136806	Application Pending	A staged auditing system utilizing machine learning from past surgical videos to provide guidelines on procedural technique, anesthetic dosage, and post-procedure recovery measures
Estimation Method for Recovery Time of Motor Ability	Patent	Japan	8/25/2023	JP2023-136807	Application Pending	Machine learning model using in-hospital images and parameters to estimate anesthetic duration and ensure procedural adherence
Estimation Method for Anesthesia Effect	Patent	Japan	8/25/2023	JP2023-136808	Application Pending	Patent for a system capturing and analyzing video footage of treatments in beauty clinics for machine-learning-based auditing of anesthesia administration.
Device for Puncturing Buried Double Eyelids	Patent	Japan	8/25/2023	JP2023-136809	Application Pending	Deep learning model for evaluating surgical procedures at beauty clinics
Simplified Buried Suture Surgery Apparatus	Patent	Japan	8/25/2023	JP2023-136810	Application Pending	Method and System for Auditing Surgical Procedures through Machine Learning
Surgical Thread	Patent	Japan	8/25/2023	JP2023-136811	Application Pending	Medical audit system using machine learning to assess the appropriateness of medical procedures in cosmetic clinics from images
Silicone Bag for Breast Augmentation Simulation	Patent	Japan	8/25/2023	JP2023-136812	Application Pending	Invention of a silicone bag for simulating breast augmentation surgery that assists in visualizing post-surgery appearance and monitoring surgical progress using a learning model.
Clinic Reservation Reception System	Patent	Japan	8/25/2023	JP2023-136813	Application Pending	Invention for optimizing medical services by matching users with suited physicians using a personalized database
Surgery Applicability Determination System	Patent	Japan	8/25/2023	JP2023-136814	Application Pending	A system utilizing a database of medical histories and a machine learning model based on hospital video data to ascertain surgical feasibility and process understanding

Surgery Applicability Determination System	Patent	Japan	8/25/2023	JP2023-136815	Application Pending	Automated System for Managing Treatment Intervals Using a Learning Model
Information Sharing Fixed System	Patent	Japan	8/25/2023	JP2023-136816	Application Pending	Machine learning method to monitor and analyze hospital procedures through images and video data
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136817	Application Pending	Invention that tracks and verifies the number of cotton balls used in surgery via image analysis and deep learning algorithms
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136818	Application Pending	Invention of a Medical Audit System Using Machine Learning for Procedure Verification and Reoperation Decision-Making
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136819	Application Pending	Method for auditing medical procedures through machine learning from hospital images
Safety Management Method for Full Incision Method Double Eyelid Surgery	Patent	Japan	8/25/2023	JP2023-136820	Application Pending	An invention of an auditing system that uses a machine learning model to analyze medical procedures through images, ensuring procedures are carried out correctly without human visual inspection.
Safety Management Method for Outer Corner Cutting Surgery	Patent	Japan	8/25/2023	JP2023-136821	Application Pending	Machine learning model generated from past surgical images to automatically audit new surgical videos for correct procedure
Safety Management Method for Brow Lift Surgery	Patent	Japan	8/25/2023	JP2023-136822	Application Pending	Invention for a Learning Model to Monitor and Assess Correctness of Beauty Clinic Procedures Using Filmed Footage and Machine Learning
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136823	Application Pending	Invention uses Machine Learning to Evaluate the Compliance of Procedure Performance
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136824	Application Pending	A machine learning model based on medical procedure steps for analyzing and verifying procedural adherence in new videos

Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136825	Application Pending	A medical audit system using machine learning to map surgical images to pre-surgical procedures, identify procedures in new surgical images, and verify their sequence against therapeutic procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136826	Application Pending	Innovation in a Surgical Procedure: Monitoring Compliance through Machine Learning
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136827	Application Pending	Invention of a learning model using recorded actions from blepharoptosis surgery to analyze new surgical videos
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136828	Application Pending	Machine Learning Model for Quality Analysis of Epicanthoplasty Procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136829	Application Pending	A medical audit system for ophthalmological procedures that uses a machine learning model to analyze surgical videos for procedural adherence.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136830	Application Pending	System that creates learning model based on surgical images to audit newly recorded surgical procedures and provide detailed surgical records for future medical care
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136831	Application Pending	Technology that uses surgical videos for machine learning to standardize medical procedures.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136832	Application Pending	Machine learning model using Convolutional Neural Network identifies actions in beauty clinic treatment videos to ensure predetermined procedures are being followed.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136833	Application Pending	A medical audit system that uses machine learning to analyze image data and ensure procedural compliance in surgical operations
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136834	Application Pending	A system that uses machine learning to audit and improve surgical procedures in a beauty clinic

Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136835	Application Pending	The medical audit system employs two methods; the first one uses a micropore and a Denver splint, while the second method uses an Orfit and hot water combined with a series of taping procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136836	Application Pending	Invention of an audit system for capturing and analyzing physician's procedural steps during nose tip surgery
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136837	Application Pending	Invention involves a surgical procedure with application of machine learning model trained by deep learning to verify newly acquired images against procedure steps
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136838	Application Pending	The process involves designing thread placement in surgery, creating a learning model using images, utilizing image recognition technology for feature extraction, and employing the model to analyze the adherence to proper procedures.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136839	Application Pending	A method for monitoring medical procedures using machine learning analysis of image data
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136840	Application Pending	A method of using a machine learning model to monitor the removal and suturing of nasal wing skin in a cosmetic procedure, notifying stakeholders if the process is being improperly performed.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136841	Application Pending	Machine learning method for error detection and quality improvement in alar reduction surgeries
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136842	Application Pending	Invention involves a procedure including creating a design, administering anesthesia, inserting a thread into the puncture site, carrying out hemostasis, auditing number of needles used, erasing the design and protecting the puncture site, all informing the creation of a learning model from hospital images for procedural compliance audit.

Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136843	Application Pending	Invention for a machine-learning algorithm to record, analyze and provide feedback on the correctness of nasal septum extension procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136844	Application Pending	Invention involves creating learning model from hospital procedure images for auditing accuracy of procedures using machine learning
Safety Management Method for Equipment	Patent	Japan	8/25/2023	JP2023-136845	Application Pending	Method for Efficient Management and Utilization of PDS Sheets in Medical Procedures
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136846	Application Pending	Development of a learning model from image analysis of cosmetic surgery procedure for chin repositioning using prosthetic cartilage
Cheek Sag Prevention Method	Patent	Japan	8/25/2023	JP2023-136847	Application Pending	Medical audit system uses machine learning to record procedures, generate learning models, and evaluate new procedures' appropriateness.
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136848	Application Pending	Invention of a Monitoring System utilizing Machine Learning to Audit Procedures based on Captured Images
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136849	Application Pending	Invention related to an auditing system for ensuring adherence to prescribed steps in liposuction surgery to improve healthcare quality
Safety Management Method for Procedures	Patent	Japan	8/25/2023	JP2023-136850	Application Pending	This patent describes a minimally invasive surgery procedure for obesity and body contouring, using an 18G perforator and fat suction injections, with the operation filmed and continuously improved through the advancement of machine learning models.

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the white face bandage (balance cargo) method.	Patent	Japan	8/25/2023	JP2023-136851	Application Pending	A patent system involving White Faceband (Balance Cargo) method with manual compliance monitoring and recording systems, display guide system, and a robotics application system.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the chin-neck bandage (Lumbic) method.	Patent	Japan	8/25/2023	JP2023-136852	Application Pending	A system for monitoring, guiding, recording compliance, and utilizing robotics for the Ranbick method for Chin Neck Bandages.
Manual compliance monitoring system, manual display guide system, manual compliance recording system, and robotics application system for the upper arm S compression method.	Patent	Japan	8/25/2023	JP2023-136853	Application Pending	This is regarding various systems for implementing upper arm S compression, such as manual compliance monitoring, display guidance, recording systems, and robotic application.
Abdomen, waist, and hip S Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for compression methods.	Patent	Japan	8/25/2023	JP2023-136854	Application Pending	System for manual monitoring, guidance, and recording of abdomen, waist, and lower back compression with robotics application

Waist and waist S Compression method of liposuction — Amulet — Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the method.	Patent	Japan	8/25/2023	JP2023-136855	Application Pending	A system for waist and abdominal fat liposuction using the 'Amulet' compression method with compliance monitoring, guidance display, record keeping, and robotic applications.
Waist and waist liposuction compression method — abdominal band — manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the method.	Patent	Japan	8/25/2023	JP2023-136856	Application Pending	A system for monitoring compliance with manual guidelines in the compression method for waist fat suction using an abdominal band, including a guide display, record system, and application of robotics.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the gluteal knee S compression method.	Patent	Japan	8/25/2023	JP2023-136857	Application Pending	Patent regarding systems for applying major gluteal knee S compression methods including monitoring, guiding, recording compliance, and robotic application.
Manual compliance monitoring system, manual display guide system, manual compliance recording system, and robotics application system for the lower leg S compression method.	Patent	Japan	8/25/2023	JP2023-136858	Application Pending	Systems for monitoring and recording compliance with a manual for lower leg S compression method, manual guidance display, and application system for robotics

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the lower body S compression method.	Patent	Japan	8/25/2023	JP2023-136859	Application Pending	Systems related to lower body comfort involving pressure techniques, including systems for manual adherence, guidance, recording compliance, and robotics applications.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems for thigh fixation methods.	Patent	Japan	8/25/2023	JP2023-136860	Application Pending	A femur fixation method with manual adherence monitoring, guidance display, compliance recording, and robotic application system.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems related to the two arm fixation method.	Patent	Japan	8/25/2023	JP2023-136861	Application Pending	System for Monitoring and Recording Compliance with Upper Arm Securing Manual using a Guide Display and Robotics
Induction Method for Hair Removal Device	Patent	Japan	7/25/2023	JP2023-120738	Application Pending	Patent for Surgery Audit System Using Machine Learning for Quality and Safety Assessment
Induction Method for Hair Removal Device	Patent	Japan	7/25/2023	JP2023-120739	Application Pending	Using a machine learning model to evaluate the accuracy of laser hair removal treatment based on observed laser movements
Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120740	Application Pending	Invention uses machine learning to audit hospital procedures and compliance, checking actions against generated models and ensuring record keeping.

Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120741	Application Pending	Use of Multiscale Health Assessment Procedure with Machine Learning for Risk Evaluation and Compliance Check in Treatment Procedures
Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120742	Application Pending	Invention involves utilizing captured images of hospital procedures to develop a learning model for operations, specifically for evaluating correct use of a spacer and guide light in irradiation range.
Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120743	Application Pending	Improve Laser Surgery Techniques and Cleanliness in Beauty Clinics using Machine Learning
Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120744	Application Pending	Invention embodies a process of evaluating and reducing levels of pain, redness, swelling and hypersensitivity post exposure, and generates a learning model using machine learning algorithms to monitor new operations.
Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120745	Application Pending	Invention for auditing medical procedures using a learning model generated from filmed actions, focusing on irradiation speed and overlap degree.
Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120746	Application Pending	Invention for auditing health procedures using a learning model generated from recorded data
Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120747	Application Pending	A patent detailing a machine learning model that generates and uses a database of images captured within a hospital to analyze and determine proper actions
Safety Management Method for Hair Removal Treatment	Patent	Japan	7/25/2023	JP2023-120748	Application Pending	An auditing system for procedures in aesthetic clinics utilizing hair removal lasers, providing monitoring, learning models, analysis and feedback on procedure accuracy.

Checklist Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for implantation double prosthesis method.	Patent	Japan	7/25/2023	JP2023-120749	Application Pending	System for monitoring, guiding, recording checklist compliance and applying robotics for buried double-treatment methods
Checklist Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the chin prosthesis method.	Patent	Japan	7/25/2023	JP2023-120750	Application Pending	The document discusses systems related to the Agoprosthesis method, including monitoring, guiding, record tracking, and robotics application.
Checklist Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the bacar fat and molluscum contagiosum method.	Patent	Japan	7/25/2023	JP2023-120751	Application Pending	Invention related to a system for monitoring adherence to the Checklist Buckelfat-Meelerfat method, displaying guidelines, logging compliance, and application in robotics.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the fat injection breast augmentation method.	Patent	Japan	7/25/2023	JP2023-120752	Application Pending	Manual and robotics systems for compliance monitoring, display guide, recording, related to fat injection for breast augmentation.

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the pure graft 1UP method.	Patent	Japan	7/25/2023	JP2023-120753	Application Pending	The patent pertains to the PureGraft 1UP method incorporating a manual compliance monitoring system, display guide system, recording system, and a robotics application system.
A manual compliance monitoring system, a manual display guide system, a manual compliance record system, and a robotics application system related to the condensed rich liposuction method.	Patent	Japan	7/25/2023	JP2023-120754	Application Pending	A system pertaining to condensed rich fat injection featuring a monitoring system for manual compliance, a descriptive manual guide system, a record system, and a robotics application system.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the serration method.	Patent	Japan	7/25/2023	JP2023-120755	Application Pending	Invention about cell fusion techniques systems including supervision, display and recording of manual guidelines, and a robotics application system.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the method of fat augmentation injection (petit breast augmentation) with anesthesia for peace of mind.	Patent	Japan	7/25/2023	JP2023-120756	Application Pending	System for Monitoring and Automating Fat Grafting Breast Enhancement Injection Procedures

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the submammary method of breast augmentation by inserting artificial breast implants.	Patent	Japan	7/25/2023	JP2023-120757	Application Pending	System for monitoring and recording the compliance of implantation procedures for artificial breast augmentation with sub-mammary techniques
Breast augmentation by insertion of artificial breast implants: Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the submammary method.	Patent	Japan	7/25/2023	JP2023-120758	Application Pending	A system for breast augmentation with artificial implants using subpectoral method featuring manual adherence monitoring, display guide, recording compliance, and application of robotics.
Breast augmentation with artificial breast implants: Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the subpectoral fascia method.	Patent	Japan	7/25/2023	JP2023-120759	Application Pending	A system related to breast augmentation surgery using the Subpectoral method, comprising a manual adherence monitoring system, display guide system, compliance record system, and robotics application.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the ENT method.	Patent	Japan	7/25/2023	JP2023-120760	Application Pending	The manual paper discusses the ENT method including systems for manual compliance monitoring, display guides, recording adherence and the use of robotics.

Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems related to MMBAG compression methods.	Patent	Japan	7/25/2023	JP2023-120761	Application Pending	Document on MMBAG compression method featuring monitoring, display guide, compliance recording, and robotics application systems
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for MMBAG breath band fixation method.	Patent	Japan	7/25/2023	JP2023-120762	Application Pending	Patent on MMBAG wristband fixation method in compliance monitoring, manual display guide, compliance recording and robotics application systems
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for SNP breast duct preservation method.	Patent	Japan	7/25/2023	JP2023-120763	Application Pending	System related to SNP ductal preservation method including manual adherence monitoring, display guide, record system and robotics application
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for SNP conventional method.	Patent	Japan	7/25/2023	JP2023-120764	Application Pending	SNP method involves systems for monitoring, displaying, recording manual adherence, and applying robotics.

LA Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the nipple base excision method.	Patent	Japan	7/25/2023	JP2023-120765	Application Pending	Document on LA mammary papillary base resection method, discussing compliance monitoring, guide and recording systems, and robotic application
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for LA nipple circumference excision method.	Patent	Japan	7/25/2023	JP2023-120766	Application Pending	A system related to the LA nipple periphery excision method, featuring a manual compliance monitoring, display guide, recording system, and applications in robotics.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the method of sunken nipple removal.	Patent	Japan	7/25/2023	JP2023-120767	Application Pending	A system related to the innie nipple method, including monitoring, display guide, compliance recording, and robotics application systems.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for Montgomery gland removal method.	Patent	Japan	7/25/2023	JP2023-120768	Application Pending	A method for removing Montgomery glands using a manual adherence monitoring, display guide, recording system, and robotics application system.

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for breast reduction round method.	Patent	Japan	7/25/2023	JP2023-120769	Application Pending	Patent for a manual and robotic system for monitoring, guiding and recording compliance in breast reduction surgeries using the 'Round method'
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the inverted T-shape breast reduction method.	Patent	Japan	7/25/2023	JP2023-120770	Application Pending	An oversight and guidance system for 'Reverse T' breast reduction surgery ensuring procedural adherence and record compliance
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for rich face, CRF, and nano rich methods.	Patent	Japan	7/25/2023	JP2023-120771	Application Pending	A system involving RichFace, CRF, and NanoRich methods with manual compliance monitoring, display guide, recording systems and a robotics application.
Manual compliance monitoring systems, manual display guide systems, manual compliance record systems, and robotics application systems related to flagellar methods.	Patent	Japan	7/25/2023	JP2023-120772	Application Pending	The excerpt discusses a system connected to the Flagellar method that incorporates manual compliance monitoring, display guide systems, compliance recording, and robotics application.

Manual compliance monitoring systems, manual display guide systems, manual compliance record systems, and robotics application systems related to balancer handling methods.	Patent	Japan	7/25/2023	JP2023-120773	Application Pending	Systems pertaining to balancer handling including monitoring adherence to manual, manual display guidance, compliance recording, and robotics applications.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems for muftogun methods.	Patent	Japan	7/25/2023	JP2023-120774	Application Pending	The Maftogan method encompasses systems for manual compliance monitoring, display guide, compliance recording, and robotics application, providing an efficient framework for procedural tasks execution and oversight.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems for the thread lift floating method in which the piercing part is not a hairy part.	Patent	Japan	7/25/2023	JP2023-120775	Application Pending	A system including a thread lift floating method, a compliance monitoring system, a display guide system, a compliance recording system, and a robotics application system without hairy area insertion.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for methods in which the thread lift floating insertion site is a hairy part.	Patent	Japan	7/25/2023	JP2023-120776	Application Pending	A method involving thread lift floating with hair insertion, alongside monitoring, display, recording systems for manual compliance, and an application for robotics.

(Limited) A manual compliance monitoring system, a manual display guide system, a manual compliance recording system, and a robotics application system relating to a small face rejuvenation lift method.	Patent	Japan	7/25/2023	JP2023-120777	Application Pending	A facial rejuvenation lift system featuring compliance monitoring, display guide, compliance recording and a robotic application to ensure correct and efficient procedures.
A manual compliance monitoring system, a manual display guide system, a manual compliance recording system, and a robotics application system relating to an incisional forehead lift method.	Patent	Japan	7/25/2023	JP2023-120778	Application Pending	A system related to the Incision Forehead Lift method including a manual compliance monitoring system, display guide, recording system, and a robotics application.
A manual compliance monitoring system, a manual display guide system, a manual compliance record system, and a robotics application system related to the submental muscle binding method.	Patent	Japan	7/25/2023	JP2023-120779	Application Pending	Patent about systems related to restraining submandibular muscles, including adherence monitoring, manual guide display, compliance record keeping, and robotics application.
A manual compliance monitoring system, a manual display guide system, a manual compliance record system, and a robotics application system related to a baser shaving method.	Patent	Japan	7/25/2023	JP2023-120780	Application Pending	Patent for systems that supervise, guide, and record manual compliance with 'Beyzer Shaving Methods' and apply robotics.

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for shaving method.	Patent	Japan	7/25/2023	JP2023-120781	Application Pending	System for monitoring adherence to a shaving manual, providing display guides, recording compliance, and applying robotics.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the complete extraction method.	Patent	Japan	7/25/2023	JP2023-120782	Application Pending	Detailed extraction method system featuring manual compliance monitoring, display guide, record system, and robotics application.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems related to the Sooso OS method.	Patent	Japan	7/25/2023	JP2023-120783	Application Pending	SksoOS method concerning a monitoring system for manual compliance, a display guide system, documentation system for manual compliance and an application system for robotics
Manual Compliance Monitoring System, Manual Display Guide System, Manual Compliance Recording System, and Robotics Application System for Tattoo Removal Method by Excision.	Patent	Japan	7/25/2023	JP2023-120784	Application Pending	The system for tattoo removal by ablation includes compliance monitoring, instruction guide display, manual compliance record, and robotics application.

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for tattoo removal by skin grafting.	Patent	Japan	7/25/2023	JP2023-120785	Application Pending	A patent about a tattoo removal system utilizing skin grafts, which includes features for operation manual compliance monitoring, display guidance, record keeping, and robotics application.
Tattoo removal by skin grafting Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for skin grafting method.	Patent	Japan	7/25/2023	JP2023-120786	Application Pending	A tattoo removal method using skin grafting with system to track and ensure adherence to the manual procedures, including a guide display and robotics application.
Tattoo removal by skin grafting Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for full-layer skin grafting methods.	Patent	Japan	7/25/2023	JP2023-120787	Application Pending	System for tattoo removal via skin transplantation with compliance monitoring, display guide, recording system, and robotics application
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the "Cachi" and "Folded ear" methods.	Patent	Japan	7/25/2023	JP2023-120788	Application Pending	System incorporating manual compliance monitoring, display guide, recording systems, and applied robotics for manipulating ears

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for the split-ear straight line method.	Patent	Japan	7/25/2023	JP2023-120789	Application Pending	A system for monitoring, displaying, recording adherence to manuals, and a robotics implementation using the straight-line method of split ear.
The manual compliance monitoring system, the manual display guide system, the manual compliance record system, and the robotics application system related to the cleft ear W-type method.	Patent	Japan	7/25/2023	JP2023-120790	Application Pending	A system related to the 'W-type' method for monitoring manual compliance, display guidance, record adherence, and robotics application.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system related to the split-ear Z-type method.	Patent	Japan	7/25/2023	JP2023-120791	Application Pending	Systems for the 'Split-ear Z-type' method involving manual compliance monitoring, display guide, compliance recording, and robotics application
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for NVL method.	Patent	Japan	7/25/2023	JP2023-120792	Application Pending	The text discusses NVL method-based systems for monitoring, displaying, recording compliance with manuals and applications for robotics

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for lip enlargement method.	Patent	Japan	7/25/2023	JP2023-120793	Application Pending	Lip enlargement method incorporating systems of compliance monitoring, guide display, adherence recording, and robotics utilization
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for lip reduction method.	Patent	Japan	7/25/2023	JP2023-120794	Application Pending	A system for monitoring, guiding, recording compliance, and applying robotics to a lip reduction method
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for gummiesmile and mucous membrane resection methods.	Patent	Japan	7/25/2023	JP2023-120795	Application Pending	A system for monitoring and recording adherence to a manual, guidance display, and application of robotics in the method of mucosal excision for gummy smile treatment
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for gum resection method.	Patent	Japan	7/25/2023	JP2023-120796	Application Pending	A system for gummy smile gingival resection including manual compliance monitoring, display guide, recording, and robotics application.

Manual compliance monitoring system, manual display guide system, manual compliance recording system, and robotics application system for the gummintomy method.	Patent	Japan	7/25/2023	JP2023-120797	Application Pending	A system for monitoring compliance, displaying manual guides, recording compliance, and applying robotics in muscle resection for gummy smile correction.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems related to lip lift methods.	Patent	Japan	7/25/2023	JP2023-120798	Application Pending	A lip lift procedure that employs a system for monitoring, guiding, documenting compliance with manual, and robot application.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems for osteotomy and mandibular angioplasty (gill osteotomy and osteotomy) methods.	Patent	Japan	7/25/2023	JP2023-120799	Application Pending	A system concerning bone cutting and mandibular angle formation procedural methods, incorporating manual adherence monitoring, display guide, compliance recording systems and a component for robotics application.
Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for osteotomy and mastoid (jaw) plasty methods.	Patent	Japan	7/25/2023	JP2023-120800	Application Pending	A system for bone cutting and jaw reshaping procedures with compliance monitoring, display guide, adherence recording features, and the application of robotic technology.

Manual compliance monitoring system, manual display guide system, manual compliance record system, and robotics application system for osteotomy (upper and lower setback) method.	Patent	Japan	7/25/2023	JP2023-120801	Application Pending	A system encompassing osteotomy method, manual compliance monitoring, manual display guide, records keeping, and robotics applications.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems related to forehead shaping methods.	Patent	Japan	7/25/2023	JP2023-120802	Application Pending	Methodology for designing a frontal area featuring a monitoring and guiding system for manual adherence, record-keeping for compliance, and application of robotics
A manual compliance monitoring system, a manual display guide system, a manual compliance recording system, and a robotics application system related to the pre-procedure photography procedure and the points to keep in mind when taking photographs.	Patent	Japan	7/25/2023	JP2023-120803	Application Pending	The patent relates to various systems for manual adherence monitoring, manual display, recording adherence to manuals, and a robotic application, specifically regarding surgical imaging procedures.

Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems related to pre-procedure photography procedures and methods to keep in mind when taking photographs.	Patent	Japan	7/25/2023	JP2023-120804	Application Pending	A technology system for monitoring adherence to pre-treatment photography manual procedures, including a displaying guide, compliance recording, and a robotics application system.
Manual compliance monitoring systems, manual display guide systems, manual compliance recording systems, and robotics application systems related to cleaning methods.	Patent	Japan	7/25/2023	JP2023-120805	Application Pending	Methods of cleansing involving manual compliance monitoring, display guide, compliance recording systems, and robotics application system
Manual compliance monitoring systems, manual display guide systems, manual compliance record systems, and robotics application systems for equipment assembly and sterilization process methods.	Patent	Japan	7/25/2023	JP2023-120806	Application Pending	Invention relating to systems for the assembly and sterilization process of equipment with monitoring, guidance, recording compliance, and robotic application features.

We recognize the importance of protecting and enforcing our intellectual property rights. We believe that we have registered all the principal trademarks and internet domain names in Japan that are necessary for us to carry out our business operations. We believe that we have filed all patent applications in Japan that are necessary for us to carry out our business operations. We have no patents or patent applications in Vietnam, Singapore or the United States. We will take the necessary legal action to protect our intellectual property rights if we discover any infringement of those rights.

We license certain intellectual property relating to our business to our franchisee clinics. In addition, we rely on trade secrets, proprietary know-how, and concepts that are critical to our business, which we also license to our franchisee clinics. Any termination or limitation of, or loss of intellectual property rights would have a material adverse effect on us and could adversely affect our business, financial condition or results of operations.

We are not currently aware of any material infringement of our intellectual property rights and we believe that we have taken reasonable measures to prevent infringement of our own intellectual property rights. We do not currently have any pending or, to our knowledge, threatened claims against us or any of our subsidiaries relating to the infringement of any intellectual property rights owned by third parties.

It is possible that our current patent applications, or patents which we may later acquire or develop, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents from our pending patent applications or for other inventions we seek to protect. Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we subsequently abandon them. It is also possible that we may develop proprietary products or technologies in the future that are not patentable or that the patents of others will limit or altogether preclude our ability to do business. In addition, any patent issued to us in the future, or any of our pending patent applications, may provide us with little or no competitive advantage, in which case we may abandon such patent, or patent applications, or license them to another entity. Please refer to "Part I, Item 1A. Risk Factors — Risks Related to our Intellectual Property" for more information.

Insurance

We do not maintain product liability insurance for the medical devices, products, and equipment that we sell to the MCs as part of our provision of purchasing services, since we are not the manufacturer of those products. We have fire insurance, leaseholder liability insurance, and facility liability insurance for our leased spaces (consisting primarily of office space) in case of damages which may be caused by any incidents or disasters. Further, we maintain cyber insurance in order to combat the increasing risks of cyber-attacks and theft of patient information, which may lead to litigation, damage to our brand, loss of existing customers and potential customers, regulatory violations, suspension of operations, and ultimately deterioration of business performance and financial position. We do not maintain business interruption insurance or key employee insurance for our executive officers. The MCs are responsible for maintaining fire insurance, leaseholder liability insurance, and facility liability insurance for the franchisee clinic properties. Accordingly, we might be subject to liabilities that exceed our insurance coverage. See "Part I, Item 1A. Risk Factors — Risk relating to our business and our industry — Our business is subject to liabilities for which we may not be insured."

Available Information

We file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports electronically with the U.S. Securities and Exchange Commission ("SEC") and such reports can be accessed on our website at sbc-holdings.com/en, including the Investor Relations section of our website. Alternatively, you may access these reports at the SEC's website at www.sec.gov. We make available, free of charge, copies of these reports as soon as reasonably practicable after filing these reports with the SEC or otherwise furnishing it to the SEC. SBC Medical Group Holdings Incorporated uses its website (https://sbc-holdings.com/en) to distribute company information and makes available free of charge a variety of information for investors, including our filings with the Securities and Exchange Commission ("SEC"), as soon as reasonably practicable after electronically filing that material with, or furnishing it, to the SEC. The information that we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about us when enrolling their email address by visiting the "Email Alerts" section under the "Resources" tab on our website. We do not incorporate the information contained on, or accessible through, our website or related social media channels into this Annual Report on Form 10-K ("Annual Report") or in any other report or document we file with the SEC, and any references to our website or related social media channels are intended to be inactive textual references only.

Item 1A. Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our historical financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares and warrants. Refer to "Cautionary Note Regarding Forward-Looking Statements."

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Relating to Our Business and Industry

We are a holding company and depend upon our operating subsidiaries for our cash flows.

We are a holding company. Almost all of our operations are conducted, and almost all of our assets are owned, by our operating subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our operating subsidiaries and the payment of funds by these operating subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our operating subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our operating subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

We may need additional capital, and we cannot be sure that additional financing will be available.

Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing to meet our long-term liquidity needs as we continue to execute our business strategy. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our common stock, and the existing stockholders may experience dilution.

We may not grow our franchise system or we may lose business by failing to compete effectively or by failing to manage the reputation of our brand.

Our success and growth prospects depend on the strength and desirability of our brand. We believe that potential franchisees choose clinics based primarily on the value and quality of the brand and services, the extent to which affiliation with that franchisor may increase the franchisee's revenue, and the franchise management service fees charged. Demographic, economic or other changes in markets may adversely affect the desirability of our brand and, correspondingly, the number of clinics franchised.

The terms of new franchise management service agreements may not be as favorable as our current franchise management service agreements. For example, we may be required to reduce or change fee structures due to regulatory changes, make greater use of financial incentives such as loans and guaranties to induce the MCs to open new clinics and/or reduce the level of property improvements required before operating under our brand names. This could potentially impact our margins negatively. In addition, unfavorable borrowing conditions may discourage potential franchisees from expanding or constructing new clinics, thereby limiting a source of growth of the franchise management service fees received by us.

Also, each of our franchisee clinics competes with major clinic chains in national and international markets and with independent companies in regional markets. Our ability to remain competitive and to attract and retain franchisee clinic customers depends on our success in distinguishing our management service, including but not limited to resale of cosmetic products, and services from those offered by competitors to our franchisee clinics. If we are unable to compete successfully in these areas, this could adversely affect our market share and our results of operations.

The financial performance of our franchisees and other alliance partners can negatively impact our business.

As of December 31, 2025, our subsidiaries provide management services to clinics operated by the MCs under a combination of franchisor-franchisee contracts with seven medical corporations and service contracts with Medical Corporation Association Furinkai, Medical Corporation Association Junikai, Medical Corporation Misakikai and General Incorporated Association Miotokai. Accordingly, our financial results are dependent in significant part upon the operational and financial success of our franchisees and other MCs with whom we have service contracts. To the extent we are unable to increase the number of franchise clinic locations in certain locations, are prevented from increasing franchise clinic locations due to historical performance, government regulations, licensing, registrations, or other factors, we will have a material negative impact on future revenues. Our revenue model and cash flows rely heavily on franchise management service fees as well as the expiration of clinic customer reward points. A significant reduction in the total number of new franchisee clinics opened would have a material adverse effect on future revenues. We have established operational standards and guidelines for our franchisees; however, we have limited control over how our franchisees' businesses are run. While we are responsible for the anticipated success of our entire system of clinics and for taking a longer-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to open or continue operating their clinics. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced management services revenues and the impact on our profitability could be greater than the percentage decrease in the management services revenues. Closure of franchised clinics would reduce our management services revenues and other sources of income and could negatively impact margins, since we may not be able to reduce fixed costs which we continue to incur.

The interests of our franchisees and other alliance partners may conflict with ours or yours in the future and we could face liability from our franchisees and other alliance partners or related to our relationship with our franchisees and other alliance partners.

The MCs, even though considered related parties, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise and management services agreements and the terms and conditions of the franchisee/franchisor relationship. This may lead to disputes with our franchisees, and we expect such disputes to occur from time to time in the future as we continue to offer franchises. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from the clinics, which could have a material adverse effect on our business, financial condition, results of operations and cash flows even if we have a successful outcome in the dispute.

In addition, various laws and regulations govern our relationship with our franchisees and our potential addition of a franchise clinic location. A franchisee and/or a government agency may bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchisees and/or the imposition of fines or other penalties against us.

We could face liability from or as a result of our franchisees and other alliance partners.

Various laws will govern the relationship between us and our franchisees and the potential addition of a franchise clinic location. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationship. Also, under the franchise and management services business model, we may face claims and liabilities based on vicarious liability, joint-employer liability, or other theories or liabilities. Such legal actions could result in expensive litigation with our franchisees or government agencies that could adversely affect both our profit and our important relations with our franchisees. In addition, regulatory or legal developments could result in changes to laws or the franchisor/franchisee relationship that could negatively impact the franchise business model and, accordingly, our profit.

We have limited control with respect to the operations of our medical corporation customers, which could have a negative impact on our business.

The MCs, even though considered related parties, are independent business operators and are not our employees. Generally speaking, the Company does not exercise control over the day-to-day operations of their clinics (except to the extent governed by our management services contracts). In addition, the CEO of the Company is not able to exert influence over the MC. This is because he neither has any equity interest of the MC nor is a member (or *shain*) or a director of the MC. In particular, however, relatives of our CEO are able to exert influence over the MC to the extent of the voting rights, since they are *shain* of the MC. The relatives of our CEO are members of the following MCs for which we provide services:

- Medical Corporation Shobikai

- Medical Corporation Kowakai

- Medical Corporation Nasukai

- Medical Corporation Aikeikai

- Medical Corporation Jukeikai

- Medical Corporation Ritz Cosmetic Surgery

- Medical Corporation Association Furinkai

- Medical Corporation Association Junikai

- Medical Corporation Misakikai

- General Incorporated Association Miotokai

The relatives of our CEO account for two-thirds of the general meeting of members (or *shain*), which is the highest decision-making body in these MCs.

We provide training and support to franchisees, and set and monitor operational standards, but the quality of franchised clinics may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate clinics in a manner consistent with our standards and requirements or may not hire and train qualified personnel. If franchisees do not operate to our expectations, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly, which would reduce our management services fees and other revenues, and the impact on profitability could be greater than the percentage decrease in management services fees.

The challenging economic environment may affect our franchisees, with adverse consequences to us.

We rely substantially on our franchisees and the manner in which they operate their locations to develop and promote our brand and business. Due to the continuing challenging economic environment, it is possible that some franchisees could file for bankruptcy or become delinquent in their payments to us, which could have a significant adverse impact on our business due to loss or delay in payments of management services fees and other fees. Bankruptcies by our franchisees could prevent us from terminating their franchise and management services agreements so that we can offer their territories to other franchisees, negatively impact our market share and operating results as we may have fewer well-performing franchisee clinics, and adversely impact our ability to open new franchisee clinics.

We cannot be certain that the MCs and other franchisees we select in the future will have the business acumen or financial resources necessary to open and operate successful franchises in their franchise areas, and applicable franchise laws may limit our ability to terminate or modify these franchise arrangements and management services agreements. Moreover, franchisees may not successfully operate clinics in a manner consistent with our standards and requirements or may not hire and train qualified personnel. The failure of MCs and other franchisees to open and operate franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to open new franchisee clinics and could materially adversely affect our business, financial condition, results of operations and cash flows.

Franchisees may not have access to the financial or management resources that they need to open the clinics contemplated by their agreements with us or be able to find suitable sites on which to develop them. Franchisees may not be able to negotiate an acceptable lease or purchase terms for clinic sites, obtain the necessary permits and government approvals or meet renovation schedules. Any of these problems could slow our growth and reduce our franchise revenues. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new clinics. For these reasons, franchisees may not be able to meet the new clinic opening dates required under the franchise agreements.

If we are unable to obtain, maintain or protect intellectual property rights, in Japan, in Vietnam, in Singapore, in the U.S., in Thailand and throughout the world, we may not be able to compete effectively in our market or globally.

Our success depends in significant part on our and our licensees' ability to establish, maintain and protect patents and other intellectual property rights and operate without infringing the intellectual property rights of others.

The patent prosecution process is expensive and time-consuming, and we may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and certain periodic maintenance and annuity fees following patent issuance. It is also possible that we will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. The lack of such patent protection may have a materially adverse effect on our business and financial condition.

Finally, our patent portfolio encompasses all pending patent applications and unpatented intellectual property in various jurisdictions, and the pending patent applications encompassing each of the different technology areas may be assigned different relative and future values, either based on commercial relevance, patent position strength, patent coverage, claim scope, or any other variables associated with intellectual property. That is, some aspects of our patent portfolio may be more valuable than other aspects of our patent portfolio. Inability to obtain patents encompassing critical technologies could more adversely impact our business than inability to obtain patents encompassing other aspects of our business. Thus, adverse events experienced within specific patent portfolios could critically hamper our ability to commercialize and conduct business in these key technology areas.

Globally, filing, prosecuting, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in certain countries can be less extensive than those in other jurisdictions. In addition, as noted above, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in Japan. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries. Since we have not obtained patent protection, competitors may use our technologies and our intellectual property rights may not be effective or sufficient to prevent them from competing.

We have substantial franchisee concentration.

The number of our franchisees is severely limited since our franchisees primarily consist of the MCs. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of franchisees that mainly operate the franchise locations in Japan, rather than in broad, mainstream commercial operations. We are unable to predict the future level of demand for our services that will be generated by these franchisees.

Our reputation and the trading price of our common stock may be negatively affected by adverse publicity or detrimental conduct against us.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of our common stock to decline and fluctuate significantly. The negative publicity and the resulting decline of the trading price of our common stock may lead to the filing of stockholder class action lawsuits against us and some of our senior executive officers, and may potentially have further severe impact on the market price of our common stock and divert management's attention from the day-to-day operations of our company. Our management team plans to conduct additional procedures and actions to mitigate risks of the short seller allegations that the Company may be subject to. Legacy SBC is not a publicly listed entity and has not been the subject of short seller allegations, and this risk factor is discussing allegations that may potentially occur in the future with regard to the Company. As it is in short sellers' interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks on public entities have, in the past, led to selling of shares in the market. Much of the scrutiny and negative publicity in such circumstances has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to stockholder lawsuits and/or SEC enforcement actions. Such a situation could be costly and time-consuming, and could divert management's attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations. However, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

We may continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We and our subsidiaries may be subject to government or regulatory investigation or inquiries, or stockholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we and our subsidiaries will be able to conclusively refute each of the allegations within a reasonable period of time or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our common stock.

We are a relatively young company with a short operating history, and we may not be able to sustain our rapid growth, effectively manage it or implement our business strategies.

We and our subsidiaries have been providing our management services since 2003. Although we have experienced growth, our historical performance may not be indicative of our future performance due to our limited operating history. We are currently evaluating a continued expansion of franchisee locations to countries other than Japan, and have a short history of franchise locations outside of Japan. There is only a limited historical basis for making judgments on the demand for our franchisee clinic services in new locations in the future.

You should consider our business and future prospects in light of the risks and challenges associated with our ability to:

- ensure that our franchisee clinics are providing safe, convenient and effective cosmetic services;

- maintain reliable, secure, high-performance and scalable infrastructure;

- identify suitable facilities to expand franchisee clinic capacity and customer base;

- navigate the evolving and complex regulatory environment across all the markets in which we and the managed clinics operate;

- anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape, and adjust, manage and execute our marketing and sales activities to cater to local economic and demographic conditions, cultural differences and customer preferences across all our current and future markets;

- successfully market our brand;

- improve and maintain our operational efficiency; and

- attract, retain and motivate talented employees.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

As our business grows, we or our subsidiaries may adjust our management services offerings. These adjustments may not bring about expected results and may instead have a material and adverse impact on our financial condition and results of operations. Our revenue structure may continue to evolve in response to market demand in locations where the franchisee clinics are located. Our growth is dependent on the opening of such new franchisee clinic locations. We may not accurately identify market needs before we invest in the development of a new clinic service. In addition, we might face difficulties or delays in the development process, which may result in losses in our market share and competitive advantages.

In pursuit of our growth strategy, we or our subsidiaries may enter into new strategic relationships to further penetrate our targeted markets. Should these relationships fail to materialize and develop into demand for our services, or should we fail to work effectively with these companies, we may lose opportunities to generate clinic growth and our business, results of operations and financial condition could be adversely affected.

Our franchisee and other alliance clinics may not be successful in competing in the cosmetic clinic industry.

We operate in the cosmetic clinic industry by providing management services to our franchisee and other alliance clinics. Companies engaged in businesses similar to those of our franchisee and other alliance clinics are entering the market one after another, and competition is fierce, with a wide range of cosmetic products and service formats. Our policy is to continue to respond to customer needs and enhance its services. However, if these efforts do not produce the anticipated results, or if the emergence of competitor clinics offering cosmetic services leads to customers leaving our franchisee and other alliance clinics, leading to a decrease in revenues generated by our franchisee and other alliance clinics, then our business and performance may be affected since we receive substantial revenue from the MCs as part of our compensation for management services.

Many of our franchisee and other alliance clinics' current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, promotion, and support of their clinics.

We expect competition in our industry to intensify in the future in light of increased demand for cosmetic services. Factors affecting competition include, among others, ability to innovate, service quality, reliability, safety, pricing, and customer service. Increased competition may lead to lower revenues generated by our franchisee and other alliance clinics, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects, since we receive substantial revenue from the MCs as part of our compensation for management services.

The Company may face competition from senior management who cease working for it, and the Non-Competition Agreements (as defined below) may be unenforceable and expire two years following the Closing.

Following execution of the Merger Agreement, certain current and former key personnel of Legacy SBC, including Dr. Aikawa, Ryoji Murata, Yuya Yoshida and Akira Komatsu, entered into non-competition and non-solicitation agreements (the "Non-Competition Agreements"), pursuant to which they agreed not to compete with the Company and its subsidiaries during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers or clients of such entities.

We cannot be sure that one or more of these parties to the Non-Competition Agreements will not compete with the Company or solicit its employees or clients in the future. Even if ultimately resolved in its favor, any litigation associated with the Non-Competition Agreements could be time consuming, costly and distract management's focus from operating the Company's business. Moreover, states and foreign jurisdictions may interpret restrictions on competition narrowly and in favor of employees. Therefore, certain restrictions on competition or solicitation may be unenforceable. In addition, the Company may not pursue legal remedies if it determines that preserving cooperation and a professional relationship with the former employee, or other concerns, outweigh the benefits of any possible legal recourse or the likelihood of success does not justify the costs of pursuing a legal remedy. Furthermore, the term of the Non-Competition Agreements expires two years following the Closing. Upon expiration of the term, Dr. Aikawa, Ryoji Murata, Yuya Yoshida and Akira Komatsu, each of whom is current or former key personnel of Legacy SBC, and continue to be key personnel of the Company, may solicit employees or customers or clients of the Company. Such persons, because they have worked for Legacy SBC and the Company, may be able to compete more effectively with the Company, or be more successful in soliciting its employees and clients, than unaffiliated third parties.

Any significant change in the customer reward program at our franchisee and other alliance clinics could have a negative impact on our business.

We depend on the customer reward program at our franchisee and other alliance clinics. Effective June 1, 2025, the Company revised the customer rewards program. The customer's points expire if the customer does not make any additional eligible payment at a participating clinic within one year from the customer's last eligible payment (subject to certain exclusions and the existence of certain clinics that do not participate in the program). Accordingly, at the time that a customer's points expire, the Company earns 1 yen (approximately $0.0064) for each customer point that expires. Any material disruption to or changes to the customer reward program at our franchisee and other alliance clinics could harm our brand and adversely affect our operating results. Further, if customers' practices at our franchisee and other alliance clinics change and the number of reward points that remain unused and expire decreases, then our business and operating results could be adversely affected.

Any significant cybersecurity incident or disruption to our operating systems could subject us to significant reputational, financial, legal and operational consequences.

We depend on our and our franchisees' and other alliance partners' operating systems to operate. Any material disruption to or slowdown of our operating systems could cause delays in our management services, which could harm our brand and adversely affect our operating results.

Problems with our telecommunications network providers could adversely affect our services. Our telecommunications network providers could decide to cease providing services to us without adequate notice. Any change in service levels of our telecommunications network or any errors, defects, disruptions or other performance problems with our operating systems or infrastructure could harm our brand and potentially affect our franchisee and other alliance clinics' access to our management services. If changes in technology cause our operating systems or infrastructure to become obsolete, or if our operating systems are inadequate to support our growth, we could lose customers, and our business and operating results could be adversely affected.

The Company, its subsidiaries, and the MCs could be subject to breaches of security by hackers. Although we proactively employ multiple measures to defend our systems against intrusions and attacks, our measures may not prevent unauthorized access or use of sensitive data.

A cybersecurity breach could harm our reputation, deter customers and potential customers from buying products or services from our franchisee and other alliance clinics, and result in regulatory penalties due to the sensitive nature of our franchisee and other alliance clinics' customers' medical information. In addition, any such breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines.

Uncertainties with respect to the development, and use of artificial intelligence in our business and products may result in harm to our business and reputation.

We have begun incorporating AI into our business activities. As with many innovations, AI presents risks and challenges that could adversely impact our business. The development, adoption and use of AI technologies are still in their early stages, and ineffective or inadequate AI development, deployment or governance practices could result in unintended consequences. For example, AI algorithms may be flawed or may be based on biased or insufficient datasets, and any disruption or failure in the AI functionality we incorporate into our business activities could adversely impact our business or result in delays or errors in our offerings. In addition, the successful development and deployment of AI in our business depends on our ability to timely and effectively upskill our existing workforce and attract and retain personnel with AI‑related skills and experience. Competition for AI‑native talent is intense, and if we are unable to develop or recruit the necessary capabilities, we may be unable to fully realize potential efficiency gains, innovation opportunities or competitive advantages from AI, or to respond effectively to AI‑enabled competitive, technological or regulatory developments. Conversely, any failure to successfully develop and deploy AI in our business activities could adversely affect our competitiveness, particularly if our competitors successfully deploy AI, and the development and deployment of AI will require additional investment and increase our costs. There also may be real or perceived social harm, unfairness or other outcomes that undermine public confidence in the use and deployment of AI. Any of the foregoing may result in harm to our business, financial condition or reputation.

Furthermore, the legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI or failure to implement robust governance frameworks to address ethical considerations, such as fairness, transparency, and bias, may impose significant costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

The cosmetic products, medical equipment, and medical supplies that we sell may not perform in line with customers' expectations. Any product defects, accidents or any other failure of the cosmetic products, medical equipment, or medical supplies that we sell to perform as expected could harm our reputation and result in adverse publicity, revenue loss, delivery delays and product recalls, which could harm our brand and reputation. Any product recall or lawsuit seeking significant monetary damages may have a material adverse effect on our business and financial condition. In the future, our suppliers may, voluntarily or involuntarily, initiate a recall if any of the cosmetic products, medical equipment, or medical supplies that we sell, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could cause us to incur significant expenses and adversely affect our brand image in our target markets.

We may become subject to product liability claims or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may be exposed to significant product liability claims if the cosmetic products, medical equipment, and medical supplies that we sell do not perform as expected. Any defects in the cosmetic products, medical equipment, and medical supplies that we sell or the misuse of the cosmetic products, medical equipment, and medical supplies that we sell could also result in injury, death or property damage. Our risks in this area are reduced due to the fact that we only act as a seller of the cosmetic products and not as the developer or manufacturer. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about the cosmetic products, medical equipment, and medical supplies that we sell and our business and inhibit or prevent the sale of current and future cosmetic products, medical equipment, and medical supplies by us. Since we are not the developer or manufacturer of the cosmetic products, medical equipment, and medical supplies that we sell, we do not have insurance coverage to cover potential product liability claims. Even if a claim is without merit or subsequently disproven, the claim could nevertheless diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and result of operations.

We have limited experience in providing management services to franchisee clinics located outside of Japan and we are subject to a variety of costs and risks due to our continued international expansion.

One of our core strategies is international expansion. We generally have less experience in marketing and providing management services to franchisee clinics in markets outside Japan. International expansion will require us to invest significant capital and other resources, and our efforts may not be successful. International franchisee clinic operations are subject to risks such as:

- limited brand recognition;

- costs associated with establishing new supplier networks;

- difficulty in finding qualified franchise partners;

- inability to anticipate changes in local market conditions, economic landscapes, and consumers' preferences and customs;

- difficulties in staffing and managing foreign operations;

- lack of familiarity with and understanding of the local legal, regulatory and policy frameworks, as well as burdens of complying with a wide variety of local laws and regulations, including those governing personal and customer data protection and safety control;

- political and economic instability;

- trade restrictions;

- differing employment laws and practices, as well as potential labor disruptions;

- the imposition of government controls;

- lesser degrees of intellectual property protection;

- tariffs and customs duties and the classifications of the cosmetic products, medical equipment, and medical supplies that we sell by applicable governmental bodies; and

- a legal system subject to undue influence or corruption.

The failure to manage any of these risks could negatively affect our international business and consequently our overall business and operating results. In addition, the concern over these risks may also prevent us from entering into or marketing our franchisee clinics in certain markets.

Our operations may be interrupted by utility shortages or stoppages, fire, natural disaster or other calamities at or near our facilities.

Our franchisee and other alliance clinics, and our clinics in Vietnam and Singapore depend on a continuous supply of utilities, such as electricity and water, to operate. Any disruption to the supply of electricity or other utilities may disrupt the services that are provided at our franchisee and other alliance clinics and our clinics in Vietnam and Singapore. This could adversely affect our ability to provide cosmetic services to the customers of our franchisee and other alliance clinics and our clinics in Vietnam and Singapore, and consequently may have an adverse effect on our business and results of operations since we receive substantial revenue from the MCs as part of our compensation for management services. In addition, fire, natural disasters, pandemics or extreme weather, including droughts, floods, typhoons or other storms, or excessive cold or heat, could cause power outages, fuel shortages, water shortages, damage to our franchisee and other alliance clinics and our clinics in Vietnam and Singapore, or disruption of transportation channels, any of which could impair or interfere with the operations of our franchisee and other alliance clinics and our clinics in Vietnam and Singapore. We cannot assure you that such events will not happen in the future or that we will be able to take adequate measures to mitigate the likelihood or potential impact of such events, or to effectively respond to such events if they occur.

Our business and prospects depend significantly on our ability to build our Shonan Beauty Clinic brand.

Our business and prospects are heavily dependent on our ability to build, maintain and strengthen the Shonan Beauty Clinic brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a larger mass of customers for our franchisee and other alliance clinics. Promoting and positioning our brand will likely depend significantly on our franchisee and other alliance clinics' ability to provide high-quality cosmetic treatments and engage with the customers as intended. In addition, we expect that our ability to develop, maintain and strengthen the Shonan Beauty Clinic brand will also depend heavily on the success of our branding efforts. Such efforts mainly include advertising for the franchisee and other alliance clinics as part of the management services that we provide to the MCs. To promote our brand, we may be required to change our branding practices, which could result in substantially increased expenses. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our Shonan Beauty Clinic brand could be subject to adverse publicity if incidents related to the services provided at our franchisee and other alliance clinics or our clinics in Vietnam or Singapore have occurred, whether or not we are at fault. In particular, given the popularity of social media, including Facebook, X (formerly Twitter), TikTok, LinkedIn and Instagram in Japan, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in our brand. Furthermore, we may be affected by adverse publicity related to our franchisees or other partners, whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions of the quality of the services at our franchisee and other alliance clinics and our clinics in Vietnam and Singapore. In addition, from time to time, the services at our franchisee and other alliance clinics and our clinics in Vietnam and Singapore are evaluated and reviewed by third party customers. Any unfavorable reviews could adversely affect consumer perceptions of our brand and the quality of services provided at our franchisee and other alliance clinics and our clinics in Vietnam and Singapore.

Our employees, agents, business partners or subcontractors may engage in misconduct or other improper activities, which could cause us to lose contracts, expose us to damages, harm our reputation and diminish investor confidence in our company.

We are exposed to the risk that an employee or subcontractor could commit fraud or other misconduct, including noncompliance with laws (including anti-bribery laws) or insider trading, which could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, lead to civil and criminal penalties and related stockholder lawsuits, cause us to incur significant legal fees, and damage our reputation. As initially disclosed in our Annual Report on Form 10-K filed with the SEC on March 28, 2025, we previously identified a significant incident involving employee misconduct and misappropriation of funds at a subsidiary, which required investigative efforts and resulted in the restatement of certain prior-period financial statements. Although management has implemented remedial measures, similar misconduct could occur in the future and could result in investigative costs, management distraction, reputational harm and financial impacts.

Employee or subcontractor misconduct could involve the improper use of our customers' sensitive or classified information, which could result in regulatory sanctions against us, liability to third parties, and serious harm to our reputation and could result in a loss of customers and a reduction in revenue or profitability.

We maintain a system of internal controls to prevent such occurrences, but it is not always possible to deter employee or subcontractor misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. Any instances of employee or subcontractor fraud or misconduct could cause us to lose customers, cause a reduction in our revenue, expose us to damages, harm our reputation and diminish investor confidence in our company.

Any decline in the business of our business partners or the deterioration of our relationship with them could have a material adverse effect on our operating results.

We collaborate with various business partners to promote our Shonan Beauty Clinic brand. There can be no guarantee that those business partners will continue to collaborate with us in the future. If we are unable to maintain good relationships with our business partners, or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease.

Most of the agreements with our business partners do not prohibit them from working with our competitors or from offering competing services. If our partners change their standard terms and conditions in a manner that is detrimental to our business, or if our business partners decide not to continue working with us, or choose to devote more resources to supporting our competitors or their own competing products, we may not be able to find a substitute on commercially favorable terms, or at all, and our competitive advantages may diminish.

Safety issues or public perceptions of safety issues concerning cosmetic services could have a material adverse impact on our business.

We believe that the cosmetic services provided at our franchisee and other alliance clinics and our clinics in Vietnam and Singapore are generally safe, however, there is a possibility of risk when undergoing any cosmetic procedure. On rare occasions, a cosmetic procedure may not go as planned, which may result in an adverse reaction, injury, accidents, casualty, or damages, and subject us to lawsuits.

Also, negative public perceptions regarding the safety of cosmetic procedures, even if such incident does not involve our franchisee and other alliance clinics or our clinics in Vietnam and Singapore, could seriously harm our business. While we have implemented safety procedures related to the provision of cosmetic services at our franchisee and other alliance clinics and our clinic, a safety issue related to the cosmetic services provided could disrupt our operations, which could have a negative impact on our business, financial condition and result of operations or could lead to adverse publicity.

If our franchisee and other alliance clinics or our clinics in Vietnam or Singapore fail to comply with environmental and work safety laws and regulations, the Company and the franchisee and other alliance clinics could become subject to fines or penalties or incur costs that could harm our business.

The Company, its subsidiaries, and the MCs are subject to numerous environmental and work safety laws and regulations. For more details, see "Part I, Item 1. Business — Government Regulation and Environmental Matters" in this Annual Report. The Company, its subsidiaries, and the MCs also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. Environmental and social laws and regulations have tended to become increasingly stringent. There has been increased global focus on environmental and social issues and it is possible that countries may potentially adopt more stringent standards or new regulations in these areas. To the extent regulatory changes occur in the future, they could result in, among other things, increased costs to the Company, its subsidiaries, and the MCs. In addition, the Company, its subsidiaries, and the MCs may incur substantial costs in order to comply with current or future environmental and work safety laws and regulations. These current or future laws and regulations may impair our franchisee and other alliance clinic growth efforts. The Company, its subsidiaries, and the MCs' failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions, which could directly result in a material adverse effect with respect to the Company and/or its subsidiaries, since we receive substantial revenue from the MCs as part of our compensation for management services.

If our business partners, independent contractors, suppliers, or franchisee and other alliance clinics fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity beyond our own control.

Our reputation is sensitive to allegations of unethical business practices. We do not control the business practices of our business partners, independent contractors, suppliers, or franchisee and other alliance clinics (except to the extent of the guidelines that we provided to the franchisee and other alliance clinics). Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative business partners, independent contractors, or suppliers, which could increase our costs and result in disruptions of our operations. Violation of labor or other laws by our business partners, independent contractors, suppliers, or franchisee and other alliance clinics or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity, diminish our brand image and reduce demand for cosmetic services at our franchisee and other alliance clinics and our clinics in Vietnam and Singapore.

Failure to safeguard personal information could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

The regulatory framework for privacy and personal information security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The U.S. federal and various state, local and foreign government bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding, the collection, distribution, use, disclosure, storage, security and other processing of personal information.

Concerns or claims about our practices with regard to the processing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. In Japan, governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data. We may need to adjust our business to comply with data security requirements and other laws and regulations from time to time. In Japan, the Act on the Protection of Personal Information (the "APPI") and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, the Company, its subsidiaries, and the MCs are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain the security of such personal information. The Company, its subsidiaries, and the MCs are also restricted from providing the personal information of a person (the "principal") to third parties without the consent of the principal. In addition, in the event of a leak, loss, damage or other incident concerning the security of personal data that is likely to harm an individual's rights and interests as provided in the relevant regulation, the relevant business operator is required to report the incident to the Personal Information Protection Commission and, in certain circumstances, notify the affected individuals (Article 26 of the APPI). The APPI also includes regulations relating to the handling of sensitive personal data and anonymized personal information and the transfer of personal information to foreign countries. A Personal Information Handling Business Operator (as defined below) shall not transfer a person's personal data to third parties, including its affiliated entities without the prior consent of the principal unless an exception applies (Article 27, Paragraph 1 of the APPI). Except in certain cases prescribed under the APPI, transfers of personal data to a party outside Japan generally require the principal's consent, and prescribed information regarding the foreign data protection regime and the recipient's safeguards must be provided when obtaining such consent (Article 28 of the APPI). A failure by the MCs to comply with the APPI may harm our franchised brand and directly result in a reduction of the Company's revenue, since we receive substantial revenue from the MCs as part of our compensation for management services.

As laws and regulations in Japan on the protection of privacy and data are constantly evolving, complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. Any failure on our part to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, collection, transfer, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers of our franchisee and other alliance clinics and our clinics in Vietnam and Singapore from obtaining services or result in investigations, fines, suspension of our app, or other penalties by government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. In addition, the interpretation and application of the aforementioned laws and regulations are often uncertain and in flux. Our practice may become inconsistent with these laws and regulations.

Our platform and internal systems depend on the ability of software and hardware developed and maintained internally and/or by third parties to store, retrieve, process and manage immense amounts of data, including personal information or other privacy-related matters. The software and hardware on which we rely may now or in the future contain, undetected programming errors, bugs, or vulnerabilities which may result in errors or compromise our ability to protect the data of our users and in turn adversely affect our business, financial condition and operating results. Any systems failure or compromise of security that results in the unauthorized access to or release of the data, photo or messaging history of our users could significantly limit the adoption of our services, as well as harm our reputation and brand, result in litigation against us, liquidation and other damages, regulatory investigations and penalties, and we could be subject to material liability.

If customers of our franchisee and other alliance clinics or our clinics in Vietnam or Singapore allege that we have improperly used, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. A major breach of our network security and systems could create serious negative consequences for our business and future prospects, including possible fines, penalties, reduced customer demand for services at our clinics in Vietnam and Singapore and our franchisee and other alliance clinics, and harm to our reputation and brand. See "Part I, Item 1. Business — Government Regulation and Environmental Matters — Japan Laws and Regulations" in this Annual Report for further details.

Failure by the MCs and other independently operated clinics and physicians to comply with the Medical Care Act in Japan could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

The Medical Care Act defines rights and obligations regarding medical treatment, advertisement, authority, license, treatment of information, safety and security for patients, doctors and other individuals and organizations engaged in medical activities in Japan. A failure by the MCs or other independently operated clinics to comply with the Medical Care Act may harm our franchised brand and directly result in a reduction of the Company's revenue, since we receive substantial revenue from the MCs as part of our compensation for management services.

The execution of our business plans requires a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute the equity interests of our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development and expand our franchisee clinic locations. We may also need significant capital to maintain our existing property and equipment. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on acceptable terms, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plans. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, substantially change our current corporate structure, or even curtail or discontinue our operations.

In addition, our future capital needs and other business concerns could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute the equity interests of our stockholders. Additional indebtedness would increase our debt-service obligations and may be accompanied by covenants that would restrict our operations or our ability to pay dividends to our stockholders.

We are subject to risks associated with strategic alliances or acquisitions. If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have entered into strategic alliances with various business partners, including but not limited to the MCs with respect to the franchisee clinics, and may in the future enter into other agreements with related parties and third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the related parties and third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. If any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Other than the acquisitions and investments described elsewhere in this Annual Report, we do not currently have any specific acquisition plans; however, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to any required stockholders' approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable Japanese laws and regulations, which could result in delays and increased costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

In particular, our acquisition of a controlling interest in Waqoo involved the purchase of shares from the Company's CEO, a related party, presenting inherent conflicts of interest. Waqoo operates in the regenerative medicine and direct-to-consumer health and beauty products markets, which are subject to risks that differ from our core management services business, including evolving regulatory requirements applicable to regenerative medicine technologies in Japan, dependence on specialized manufacturing capabilities at its cell processing center, competition in the direct-to-consumer e-commerce market, and the inherent uncertainty of research and development activities. Additionally, Waqoo remains listed on the Tokyo Stock Exchange and has minority shareholders whose interests may differ from ours. We consolidate Waqoo on a three-month reporting lag, which may result in delays in identifying and responding to adverse developments at Waqoo. Our equity method investment in OrangeTwist (held through OT Midco) is subject to risks associated with the U.S. medical aesthetics market, including regulatory, competitive and macroeconomic conditions, and our minority ownership position limits our ability to control OrangeTwist's operations or strategy. There can be no assurance that these acquisitions and investments will achieve their intended strategic or financial objectives.

Our business could be adversely affected by trade tariffs or other trade barriers.

The United States and other countries may in the future impose tariffs on the importation of consumer products related to our business, such as the resale of cosmetic products, medical equipment, and medical supplies. We plan to sell our cosmetic products, medical equipment, and medical supplies in the United States and other countries. Any new tariffs on cosmetic products, medical equipment, and medical supplies or other relevant products imposed by the United States or other countries may significantly increase our costs. It is not yet clear what impact these tariffs may have or what actions other governments, including the Japanese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries have limited insurance coverage, which could subject us to significant costs and business disruption.

Our company, its subsidiaries, and the related parties such as MCs maintain equipment liability insurance, data security insurance and medical accident liability insurance for each clinic. Additionally, for medical devices, pharmaceuticals, etc., for which we serve as a sales agent, the manufacturer assumes primary product liability. However, our company, its subsidiaries, and related parties, such as MCs, bear responsibility for the medical devices and pharmaceuticals used in treatments on end customers. Given the potential for lawsuits or complaints related to medical errors, workmanship, or treatment results, we do not participate in the medical insurance of our company, subsidiaries, or related parties. Due to the difficulty in determining the customer's subjectivity and the insurance company's premium payment standards concerning treatment results, we abstain from such insurance coverage.

The financial condition, operational results, and reputation of our company, subsidiaries, or MCs could be adversely affected if a claim is established against us, resulting from injuries or damages sustained by our franchisee and other alliance clinics, or our clinics in Vietnam and Singapore. Such claims, even if unsuccessful, may lead to negative publicity, significant defense costs, and a diversion of management's time and attention. Furthermore, the absence of business interruption insurance exposes us to potential significant costs and resource diversion in case of disruptions. Additionally, operating jurisdictions like Japan, the United States, or others may impose requirements for maintaining specific minimum liability or other insurance for franchised clinics, potentially increasing service costs.

The Company has never faced substantial compensation payouts or multiple compensations due to medical accidents in the past, with no material impact on business performance and a clean financial record. We have not incurred any significant liability in the past that was not covered by our existing insurance coverage. Each MC carries medical professional liability insurance for the physicians who belongs to each MC and we have not faced any significant claim beyond such insurance coverage. We believe that we maintain adequate levels of insurance relative to our business operations.

We are involved in litigation from time to time and, as a result, we could incur substantial judgments, fines, legal fees or other costs.

We may be the subject of complaints or litigation from franchisees and other alliance partners, customers, suppliers, employees or other third parties for various actions. The damages sought against us in some of these litigation proceedings could be substantial. We cannot assure you that we will always have meritorious defenses to the plaintiffs' claims. While the ultimate effect of these legal actions cannot be predicted with certainty, our reputation and the result of operations could be negatively impacted. The proceedings we may be involved in from time to time, including the aforementioned bankruptcy proceedings, could incur substantial judgments, fines, legal fees or other costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any financial or economic crisis or perceived threat of such a crisis may materially and adversely affect our business, financial condition and results of operations.

We are subject to risks inherent in economic volatility and disruptions that may arise. COVID-19 had a severe and negative impact on the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. In response to inflation, divergent central bank monetary policy shifts (including interest rate increases in Japan, rate reductions followed by a pause in the United States, and heightened uncertainty across major economies amid ongoing geopolitical and energy price pressures), slowing of economic growth and other factors, stock markets across the world have experienced significant volatility and downward price pressure. The Russia-Ukraine conflict, the conflict in the Middle East and other geopolitical developments in various regions have heightened geopolitical tensions across the world. It is unclear whether these challenges will be contained and what global effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including Japan's. Economic conditions in Japan are sensitive to global economic conditions. Any prolonged slowdown in Japan's economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and customer confidence, and dramatic changes in business and customer behaviors.

We face risks related to natural disasters and health epidemics, which could significantly disrupt our operations.

Our clinics in Vietnam and Singapore, and our franchisee and other alliance clinics, as well as our corporate offices, are vulnerable to natural disasters and other calamities such as typhoons, tornadoes, floods, earthquakes and other adverse weather and climate conditions, as well as the outbreak of health epidemics. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis, and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may also give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to customers at our clinics in Vietnam and Singapore and the ability of the MCs and other operators to provide services at the franchisee and other alliance clinics. In addition, our business could also be adversely affected if our employees are affected by health epidemics and our business and operations may be disrupted. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Japanese and global economy in general.

If the landlords of our and our subsidiaries' leased properties fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be materially and adversely affected.

We and our subsidiaries lease all the premises used in our operations from related parties and third parties. We and our subsidiaries require the landlords' cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our and our subsidiaries' landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be materially and adversely affected.

The MCs may fail to pay us in accordance with the terms of their franchise and management services agreements, at times necessitating action by us to attempt to compel payment.

If the MCs fail to pay us in accordance with the terms of our franchise and management services agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our agreements, including litigation and arbitration costs. The risk of these issues increases with the term length of our franchise and management services arrangements. Furthermore, some of the MCs may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our results of operations, financial condition and cash flow. We believe that this risk is reduced by the fact that the MCs are deemed to be related parties.

We believe our success depends on continuing to invest in the growth of our worldwide operations by expanding franchisee and other alliance clinics to new geographic markets. If the clinic opportunities for our franchisee and other alliance clinics in these new markets are less than anticipated, or if the customer growth or sales in these markets do not meet our expectations, our results of operations and financial condition may be adversely affected.

We believe our success depends on expanding our business into new geographic markets and attracting customers in countries other than primarily in Japan. We anticipate continuing to expand our operations worldwide and have made, and will continue to make, substantial investments and incur substantial costs as we permit franchisee and other alliance clinics to open in new geographic markets. This includes investments in offices, information technology investments, sales, marketing and administrative personnel and facilities. Often we must make these investments when it is still unclear whether a franchisee or other alliance clinic in the new market will justify the costs of these investments. In addition, these investments may be more expensive than we initially anticipate. If our investments are greater than we initially anticipate or if the customer growth or sales in these markets do not meet our expectations or justify the cost of the initial investments, our results of operations and financial condition may be adversely affected. The failure of new franchisee and other alliance clinics would directly impact our success since we receive substantial revenue from the franchisee and other alliance clinics as part of our compensation for management services.

If we fail to maintain an effective system of internal controls over financial reporting, including remediating known material weaknesses in our internal control over financial reporting as of December 31, 2025, we may not be able to report our financial results timely and accurately or prevent fraud, which could adversely affect investor confidence in our company, and in turn, our results of operations and our stock price.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting.

As previously disclosed, we identified material weaknesses in our internal control over financial reporting as of December 31, 2024. Although our management achieved significant improvements during fiscal year 2025 through actions taken under the remediation plan previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2024, we concluded that those material weaknesses continued to exist as of December 31, 2025. In particular, our internal controls failed to ensure proper oversight and prior authorization of certain non-routine or exception-based related party transactions and executive compensation matters. For further discussion of the material weaknesses identified and our remedial efforts, see Part II, Item 9A, "Controls and Procedures."

In light of the material weaknesses described above, we performed additional procedures to ensure that the consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, our management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position, results of our operations and cash flows in accordance with U.S. generally accepted accounting principles (GAAP).

If our remedial measures are insufficient to address the material weaknesses, or if we, or our independent registered public accounting firm, identify additional internal control deficiencies that could rise to the level of a material weakness or uncover errors in financial reporting, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price. In addition, a failure to maintain effective internal controls could cause a delay in compliance with our reporting obligations, SEC rules and regulations or Section 404 of the Sarbanes-Oxley Act of 2002, which could subject us to a variety of administrative sanctions, including SEC enforcement action, ineligibility for short form resale registration, the suspension or delisting of our common stock from the stock exchange on which it is listed and the inability of registered broker-dealers to make a market in our common stock, which could adversely affect our business and the trading price of our common stock.

Risks Related to Employee Matters

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that a critical component to our success has been our company culture, which is based on transparency and personal autonomy. We have invested substantial time and resources in building our team within this company culture. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. As we grow and continue to develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be adversely impacted.

Our success depends on the continuing efforts of our key employees, including our senior management members and other key personnel. If we fail to hire, retain and motivate our key employees, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that our success depends substantially on the continued efforts of our key employees, including our senior management members and other qualified and key personnel. We rely on our executive officers, senior management and key employees to generate business and execute our initiatives successfully. Yoshiyuki Aikawa, our Chief Executive Officer, has a wealth of knowledge and business experience in the cosmetic clinic industry and the related management services, the core business of our group, as well as numerous personal and business relationships in this industry, and plays an extremely important role in the management of the Company. In addition, the relationships and reputation that members of our management and key employees have established and maintain with government personnel and other business partners contribute to our ability to maintain good relations and to identify new business opportunities. The loss of any key personnel or our failure to attract additional talent could reduce our employee retention, disrupt our research and development activities and operations, and impair our revenue growth and competitiveness. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, and we might lose the innovation, collaboration and focus that contribute to our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. In particular, marketing, services, and content management domain experts are very important to our brand success and are difficult to replace. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and difficulty in retaining highly skilled employees with appropriate qualifications. In particular, we have experienced a competitive hiring environment in Japan, where we are headquartered and will continue to experience a competitive hiring environment as we recruit for remote talent worldwide. Many of the companies with which we compete for experienced personnel have greater resources than we do. In addition, in making employment decisions, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain key employees will be adversely affected. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

Risks Related to Intellectual Property

We and our subsidiaries may need to defend ourselves against claims of intellectual property infringement, which may be time-consuming and costly.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with the ability of our franchisee clinics and our clinics in Vietnam and Singapore to utilize our medical technologies, which could make it more difficult for our franchisee clinics and our clinics in Vietnam and Singapore to operate competitively. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights by us, our subsidiaries, and our franchisees, or otherwise assert their rights against us, our subsidiaries, and our franchisees. Moreover, our and our subsidiaries' applications and uses of trademarks relating to our brand could be found to infringe upon existing trademark ownership and rights. We or our subsidiaries may also fail to apply for key trademarks in a timely manner. We, our subsidiaries, and our franchisees may continue to face intellectual property infringement claims in the future.

If we, our subsidiaries, or our franchisees are determined to have infringed upon a third party's intellectual property rights, we, our subsidiaries, or our franchisees may be required to do one or more of the following:

- cease offering products or services that incorporate or use the challenged intellectual property;

- pay substantial damages;

- seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

- establish and maintain alternative branding for our brand and services.

In the event of a successful claim of infringement against us, our subsidiaries, or our franchisees failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, even if frivolous, could result in substantial costs, negative publicity and diversion of resources and management attention.

Our or our subsidiaries' intellectual property rights may not protect us effectively.

As of December 31, 2025, we and our subsidiaries together had filed a significant number of patent and trademark applications in Japan, and have registered numerous patents and trademarks in Japan. Additionally, a substantial number of trademark applications have been filed with the International Bureau of the World Intellectual Property Organization. Through the subsidiary acquired in November 2024, the Company also holds several trademarks in Singapore. However, the Company does not have any registered trademarks, domain names, or patents in Vietnam or the United States.

We cannot assure you that our or our subsidiaries' pending patent applications will be granted. Even if our or our subsidiaries' applications are successful, patents may be contested, circumvented or invalidated in the future.

In addition, the rights granted under any patents issued in the future may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our or our subsidiaries' patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours or our subsidiaries' results. It is also possible that the intellectual property rights of others could bar us or our subsidiaries from licensing and exploiting any patents that are issued from our or our subsidiaries' pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we and our subsidiaries have developed and are developing our technologies. These patents and patent applications might have priority over our or our subsidiaries' patent applications and could subject our or our subsidiaries' patent applications to invalidation. Finally, in addition to those who may claim priority, any of our or our subsidiaries' existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

While Japan has established a comprehensive legal framework for the protection of intellectual property rights, the practical scope of protection and enforcement of such rights may vary depending on the nature of the intellectual property and the specific circumstances involved. Accordingly, protection of intellectual property rights in Japan may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technologies is difficult and expensive. We and our subsidiaries rely on a combination of trademark and trade secret laws and restrictions on disclosure to protect our and our subsidiaries' intellectual property rights. Despite our efforts to protect our and our subsidiaries' proprietary rights, third parties may attempt to copy or otherwise obtain and use our or our subsidiaries' intellectual property or seek court declarations that they do not infringe upon our or our subsidiaries' intellectual property rights. Any unauthorized use of our or our subsidiaries' intellectual property by third parties may adversely affect our current and future revenues and our reputation. Monitoring unauthorized use of our and our subsidiaries' intellectual property is difficult and costly, and we cannot assure you that the steps we or our subsidiaries have taken or will take will prevent misappropriation of our and our subsidiaries' intellectual property. From time to time, we or our subsidiaries may have to resort to litigation to enforce our and our subsidiaries' intellectual property rights, which could result in substantial costs and diversion of our resources.

The Company may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, and defending trademark and trade secret rights of the Company and its subsidiaries throughout the world would be prohibitively expensive. The Company has (i) filed patent applications in Japan, (ii) filed trademark applications in Japan and with the International Bureau of the World Intellectual Property Organization, and (iii) obtained trademarks in Japan. Competitors may use the Company's technologies in jurisdictions where it has not obtained intellectual property protection.

If we fail to protect, or incur significant costs in defending or enforcing our intellectual property and other proprietary rights, our business, financial condition and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely primarily on trademarks, trade secrets, and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. However, existing Japanese legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and our rights may be challenged by third parties. The laws of countries other than Japan may be even less protective of our intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer the medical technologies utilized at our clinics in Vietnam and Singapore and the franchisee clinics or otherwise obtain and use our intellectual property. Moreover, many of our employees and the MCs' employees have access to our trade secrets and other intellectual property. If one or more of these employees leave our employment to work for one of our competitors, then they may disseminate this proprietary information, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed. From time to time, we may have to initiate lawsuits to protect our intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact our results of operations.

In addition, affirmatively defending our intellectual property rights and investigating whether any of our medical technologies violate the rights of others may entail significant expense. Our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

Risks Related to Government Regulation

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in Japan.

Although the Company, its subsidiaries, and the MCs strive to comply with these laws and regulations, including the APPI, Antimonopoly Act, the Medical Care Act, Dispatch Act, Poisonous and Deleterious Substances Control Act, the Labor Standards Act, Act on Land and Building Leases, Act on Special Provisions to the Civil Code Concerning Electronic Consumer Contracts and Electronic Acceptance Notice, and other laws and regulations related to our business, it is possible that regulations will be unexpectedly enacted, amended, or abolished in the future, or that planned deregulation will not proceed as planned. In such cases, if any of the Company, its subsidiaries, or the MCs receive some administrative sanction for violating such laws and regulations, etc., or if excessive legal restrictions are applied in the future, our activities may be restricted, which may affect our business and earnings. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. A failure by the MCs to comply with government regulations may harm our franchised brand and directly result in a reduction of the Company's revenue, since we receive substantial revenue from the MCs as part of our compensation for management services.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which the Company, its subsidiaries, and the MCs conduct its business or operate franchisee clinics, including the Japanese anti-corruption laws and regulations, the U.S. Foreign Corrupt Practices Act, or the FCPA and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The Japanese anti-corruption laws and regulations prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. There is uncertainty in connection with the implementation of Japanese anti-corruption laws. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

General Risks

Weakened global economic conditions may harm our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions. Global financial developments and downturns seemingly unrelated to us or the cosmetic clinic industry may harm us. Japan, the United States and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, and overall uncertainty with respect to the economy, including with respect to tariff and trade issues. If economic conditions in Japan, the United States, Singapore, Vietnam, or any other future key markets for our franchisee clinics remain uncertain or deteriorate further, it could adversely affect clinic customers' ability or willingness to purchase cosmetic products or services and delay prospective customers' purchasing decisions, all of which could harm our operating results. A decrease in the revenue of the managed clinics (including the franchisee and other alliance clinics) as a result of such worldwide economic conditions would directly result in a reduction of the Company's revenue since we receive substantial revenue from the MCs as part of our compensation for management services.

We are exposed to fluctuations in currency exchange rates.

Because we report our financial results in U.S. dollars but most of our revenues and incur most of our costs in Japanese yen, we face exposure to movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. Depreciation of the Japanese yen against the U.S. dollar would negatively impact our reported revenue and earnings. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when translated into U.S. Dollars, may differ materially from expectations. In addition, our operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses changes in the future. Furthermore, global political events and developments, fluctuating commodity prices and trade tariff developments, have caused global economic uncertainty, which could amplify the volatility of currency fluctuations. Such volatility, even when it increases our revenues or decreases our expenses, impacts our ability to predict our future results and earnings accurately. Although we may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Additionally, as we anticipate growing our business further outside of Japan, the effects of movements in currency exchange rates will increase as our transaction volume outside of Japan increases.

Our actual operating results may differ significantly from our guidance and projections.

From time to time, we may provide forward-looking estimates regarding our future performance that represent management's estimates as of a point in time. These forward-looking statements are based on projections prepared by our management. These projections are not and were not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accountants nor any other independent expert or outside party compiles or examines the projections and, accordingly, no such person expresses any opinion or any other form of assurance on our projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions and conditions, some of which will change. The principal reason that we provide forward-looking information is to provide a basis for our management to discuss its business outlook with stakeholders. Forward-looking statements are necessarily speculative in nature, and it can be expected that some or all of the assumptions of its forward-looking statements will not materialize or will vary significantly from actual results. Accordingly, our forward-looking statements are only an estimate of what management believes is realizable as of the date of release. Actual results will vary from our forward-looking statements and the variations may be material. In light of the foregoing, investors are urged not to rely upon, or otherwise consider, our guidance or projections in making investment decisions.

Risk Relating to Ownership of Our Securities

An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

Our common stock began trading on the Nasdaq Global Market under the symbol "SBC" and our public warrants began trading on the Nasdaq Capital Market under the symbol "SBCWW" on September 18, 2024. The price of our securities may vary significantly due to factors specific to the Company as well as to general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject the Company to additional trading restrictions.

Our common stock began trading on the Nasdaq Global Market under the symbol "SBC" and our public warrants began trading on the Nasdaq Capital Market under the symbol "SBCWW" on September 18, 2024. However, we cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing its securities on Nasdaq, the Company must maintain certain financial, distribution and stock price levels. Generally, the Company must maintain a minimum number of holders of its securities (including requirements relating to the minimum number of holders of its securities).

If Nasdaq delists the Company's securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:

- a limited availability of market quotations for its securities;

- reduced liquidity for its securities;

- a determination that our common stock is a "penny stock" which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our common stock may decline.

The market price of our common stock and public warrants may decline for a number of reasons including if:

- investors react negatively to our operating results or future prospects;

- our actual financial and operating results are not consistent with the expectations of financial or industry analysts; or

- we do not achieve the growth as rapidly or to the extent anticipated by financial or industry analysts.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of common stock and/or public warrants at an attractive price due to a number of factors such as those listed in this Risk Factors section and the following:

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of the Company's competitors;

- changes in expectations as to the Company's future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally;

- strategic actions by the Company or its competitors;

- announcements by the Company or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

- announcements of estimates by third parties of actual or anticipated changes in the size of the Company's customer base or the level of customer engagement;

- any significant change in the Company's management;

- changes in general economic or market conditions or trends in the Company's industry or markets;

- changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to the Company's business;

- additional shares of the Company's securities being sold or issued into the market by the Company or any of the existing stockholders or the anticipation of such sales, including if the Company issues shares to satisfy restricted stock unit related tax obligations or if existing stockholders sell shares into the market when applicable "lock-up" periods end;

- investor perceptions of the investment opportunity associated with the Company's common stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by the Company or third parties, including the Company's filings with the SEC;

- litigation involving the Company, the Company's industry, or both, or investigations by regulators into the Company's operations or those of the Company's competitors;

- guidance, if any, that the Company provides to the public, any changes in this guidance or the Company's failure to meet this guidance;

- the development and sustainability of an active trading market for the Company's common stock;

- actions by institutional or activist stockholders;

- developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

- changes in accounting standards, policies, guidelines, interpretations or principles; and

- other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of the Company's common stock and public warrants, regardless of the Company's actual operating performance. In addition, price volatility may be greater if the public float and trading volume of the Company's common stock and/or public warrants is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If the Company was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on the Company's common stock for the foreseeable future, you may not receive any return on investment unless you sell your shares of the Company's common stock at a price greater than what you paid for it.

The Company intends to retain future earnings, if any, for future operations, expansion and debt repayment, and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the Company's common stock will be at the sole discretion of the Company's board of directors. The Company's board of directors may take into account general and economic conditions, the Company's financial condition and results of operations, the Company's available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by the Company to its stockholders or by its subsidiaries to it and such other factors as the Company's board of directors may deem relevant. As a result, you may not receive any return on an investment in the Company's common stock unless you sell your shares of the Company's common stock for a price greater than that which you paid for it.

The Company's stockholders may experience dilution in the future.

The percentage of shares of the Company's common stock owned by current stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that the Company may grant to its directors, officers and employees, exercise of the Company's warrants. Such issuances may have a dilutive effect on the Company's earnings per share, which could adversely affect the market price of the Company's common stock.

If securities or industry analysts do not publish research or reports about the Company's business, if they change their recommendations regarding the Company's common stock or if the Company's operating results do not meet their expectations, the Company's common stock price and trading volume could decline.

The trading market for the Company's common stock and public warrants will depend in part on the research and reports that securities or industry analysts publish about the Company or its businesses. If no securities or industry analysts commence coverage of the Company, the trading price for the Company's common stock and/or public warrants could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Company downgrade its securities or publish unfavorable research about its businesses, or if the Company's operating results do not meet analyst expectations, the trading price of the Company's common stock and/or public warrants would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, demand for the Company's common stock and/or public warrants could decrease, which might cause the Company's common stock and/or public warrants price and trading volume to decline.

Future sales, or the perception of future sales, by the Company or its stockholders in the public market following the Business Combination could cause the market price for the Company's common stock to decline.

The sale of shares of the Company's common stock and/or public warrants in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of the Company's common stock and/or public warrants. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

As an emerging growth company within the meaning of the Securities Act, the Company is permitted to rely on certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We qualify as an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act. We plan to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the Company's stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by the Company less attractive because the Company will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of the Company's securities may be lower than they otherwise would be, there may be a less active trading market for the Company's securities and the trading prices of the Company's securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company's financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The Company will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the IPO, (ii) the last day of the fiscal year in which the Company has total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which the Company is deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the Company's common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

The Company may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous for the Company's warrant holders.

The Company will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Company's common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders. If and when the public warrants become redeemable by the Company, the Company may exercise its redemption right if there is a current registration statement in effect with respect to the shares of the Company's common stock underlying such warrants. Redemption of the outstanding public warrants could force you to: (i) exercise your warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

Our securities holders may face limitations in connection with the issuance of shares upon the exercise of our warrants, and additional state securities law requirements could apply if our securities were to become no longer listed on a national securities exchange.

Each state has its own securities laws, often called "blue sky" laws, which (i) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state.

While our common stock is currently listed on Nasdaq, we cannot assure you that shares issuable upon the exercise of our warrants will be registered, qualified, or deemed exempt under applicable state securities laws for each holder, or that we will be able to effect such registration or qualification on a timely basis. In addition, if our securities were to be delisted from Nasdaq and not listed on another national securities exchange, additional state securities law requirements could apply and could limit the ability of investors to sell, and on purchasers to buy, our securities.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

If we fail to maintain effective internal control over financial reporting, the price of our securities may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations. In addition, management's assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management's assessment of our internal control over financial reporting may have an adverse impact on the price of our common stock.

As an emerging growth company, our auditor is not required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company (and even after we cease to be an emerging growth company, so long as we remain a non-accelerated filer). This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls on a quarterly basis, we cannot provide assurance that the independent registered public accounting firm's audit process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company and cease to be a smaller reporting company (as described below), we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

Our common stock and warrants may be subject to the "penny stock" rules in the future. It may be more difficult to resell securities classified as "penny stock."

Our common stock may be subject to "penny stock" rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our common stock and warrants are not currently considered "penny stock" since it is listed on Nasdaq, if we are unable to maintain that listing and our common stock and/or warrants are no longer listed on Nasdaq, unless we maintain a per-share price above $5.00, our common stock and/or warrants will become "penny stock." These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as "established customers" or "accredited investors." For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer's account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser's written agreement to the transaction.

Legal remedies available to an investor in "penny stocks" may include the following:

- If a "penny stock" is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

- If a "penny stock" is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock or our Private Placement Warrants and may affect your ability to resell our common stock and our Private Placement Warrants.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common stock or our Private Placement Warrants will not be classified as a "penny stock" in the future.

We believe we will be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our common stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a "smaller reporting company" as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

- had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

- in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

- in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we are not required to, and may not, include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other "scaled" disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not previously incur as a private company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting for the first annual report on Form 10-K following the date on which we are no longer an emerging growth company or a non-accelerated filer. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on value of our securities, and could adversely affect our ability to access the capital markets.

Delaware law and the Company certificate of incorporation and bylaws contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Amended Charter and the Company's bylaws and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company's board of directors and therefore depress the trading price of the Company's common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the Company's board of directors or taking other corporate actions, including effecting changes in the management of the Company. Among other things, the Amended Charter and the Company's bylaws include provisions regarding:

- the ability of the Company's board of directors to issue shares of one or more series of preferred stock, out of the Company's "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- a board of directors consisting of one class of directors, with directors generally elected for one-year terms;

- the limitation of the liability of, and the indemnification of, the Company's directors and officers;

- the fact that the total number of directors constituting the Company's board of directors (other than directors elected by the holders of one or more series of our preferred stock voting separately as a class or series) may be fixed exclusively by our board of directors and the fact that vacancies and newly created directorships on the Company's board of directors may be filled solely and exclusively by a majority of the directors, which prevents stockholders from being able to fill vacancies and newly created directorships on the Company's board of directors;

- limitations on stockholder action by written consent, including that certain actions may be taken by written consent only if approved by a majority of our directors and subject to applicable law;

- restriction on stockholder action by written consent (except where the action is approved by a majority of our directors), which, absent the approval of a majority of our directors, requires stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors, outside of an annual or special meeting of stockholders;

- the procedures for the conduct and scheduling of board of directors and stockholder meetings;

- the ability of the Company's board of directors to amend the bylaws, which may allow the Company's board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to the Company's board of directors or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company's board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company's board of directors or management.

Any provision of the Amended Charter, the Company's bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company's capital stock and could also affect the price that some investors are willing to pay for the Company's common stock.

The Amended Charter designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between the Company and its stockholders, and also provides that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit the ability of the Company's stockholders to choose the judicial forum for disputes with the Company or its directors, officers, or employees.

The Amended Charter provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees to the Company or its stockholders, (iii) any action arising pursuant to any provision of the DGCL, or the certificate of incorporation or the bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Amended Charter also provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of the Company's securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors, officers, or other employees, which may discourage lawsuits against the Company and its directors, officers, and other employees. If a court were to find the exclusive-forum provision to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

Anti-takeover effects of certain provisions of Delaware state law could hinder a potential takeover of the Company.

The Company is subject to provisions of Section 203 of the DGCL, which is Delaware's anti-takeover law. In general, Section 203 of the DGCL restricts certain "business combinations" (which generally includes mergers, asset sales and other transactions) with an "interested stockholder" (which is defined generally as a person that, together with the person's affiliates and associates, owns 15% or more of the Company's outstanding voting stock) for a period of three years following the date a person became an interested stockholder, unless prior approval of our board of directors is obtained or as otherwise provided. These anti-takeover provisions and other provisions in the Company's Amended Charter and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of the Company's board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving the Company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause the Company to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in the Company's board of directors could cause the market price of the Company's common stock to decline.

Certain provisions of the Company's bylaws are intended to strengthen the position of the Company's board of directors in the event of a hostile takeover attempt. These provisions have the effect of providing the Company's board of directors with the sole power to fix the total number of directors constituting the board of directors, to fill vacancies and newly created directorships on the Company's board of directors, restricting stockholders' ability to act by written consent in lieu of a meeting, and prohibiting stockholders from calling special meetings. The Company may include provisions in its certificate of incorporation that may discourage a third party from making a proposal to acquire us, even if some of its stockholders might consider the proposal to be in their best interests. For example, the Company may amend its certificate of incorporation to authorize its board of directors to issue one (1) or more classes or series of preferred stock that could discourage or delay a tender offer or change in control. In addition, the Company may enter into a stockholder rights plan, commonly known as a "poison pill," that may delay or prevent a change of control.

Provisions in the Amended Charter and Delaware law may have the effect of discouraging lawsuits against the Company and its directors and officers.

The Amended Charter provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees to the Company or its stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL, or the certificate of incorporation or the bylaws or (iv) any other action asserting a claim against the Company, its directors, officers or employees that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, except (with respect to the foregoing items (i) through (iv)) any claim (a) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten days following such determination), (b) that is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or (c) for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, as to which the Court of Chancery and the U.S. federal district court for the District of Delaware shall have concurrent jurisdiction. The Amended Charter also provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of the Company's securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors, officers, or employees, which may discourage lawsuits against the Company and its directors, officers, and employees. If a court were to find the exclusive-forum provision to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

The Company's bylaws further provide that, unless the Company consents in writing to an alternative forum, the United States District Court for the District of Delaware will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The Company's bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of the Company's capital stock will be deemed to have notice of and to have consented to this choice of forum provision. The Company recognizes that the forum selection clause in the Company's bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in the Company's bylaws may limit the Company's stockholders' ability to bring a claim in a forum that they find favorable for disputes with us or the Company's directors, officers or employees, which may discourage such lawsuits against us and the Company's directors, officers and employees even though an action, if successful, might benefit the Company's stockholders. If a court were to find these exclusive-forum provisions in the Company's certificate of incorporation or bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm the Company's business.

Nothing in the Company's certificate of incorporation or bylaws will preclude stockholders that assert claims under the Securities Act or the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

The Company is a "controlled company" within the meaning of the applicable rules of Nasdaq and, as a result, we qualify for exemptions from certain corporate governance requirements. If the Company relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

As of the date of this Annual Report, Dr. Yoshiyuki Aikawa beneficially owns approximately 85.2% of the voting power of our outstanding common stock. Accordingly, the Company is a "controlled company" within the meaning of applicable rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements:

- that a majority of the board consists of independent directors;

- for an annual performance evaluation of the nominating and corporate governance and compensation committees;

- that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibility.

While the Company does not intend to rely on these exemptions, the Company may use these exemptions now or in the future. As a result, the Company's stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

As of the date of this Annual Report, Dr. Aikawa beneficially owns approximately 85.2% of the voting power of our outstanding shares of common stock. As a result, Dr. Aikawa has majority voting power over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of voting power may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Dr. Aikawa may not always coincide with our interests or the interests of our other stockholders. This concentration of voting power may also have the effect of delaying, preventing or deterring a change in control of us. Also, Dr. Aikawa may seek to cause us to take courses of action that, in his judgment, could enhance his investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders. As a result, the market price of our shares of common stock could decline or stockholders might not receive a premium over then-current market price of our shares of common stock upon a change in control. In addition, this concentration of voting power may adversely affect the trading price of our shares of common stock.

In the event that our common stock price does not exceed the exercise price of the Private Placement Warrants during the period when the Private Placement Warrants are exercisable, the Private Placement Warrants may not have any value.

The Private Placement Warrants, like our public warrants, became exercisable commencing 30 days after the closing of the Business Combination and expire on the fifth anniversary following the closing of the Business Combination. The Private Placement Warrants will have an initial exercise price per share equal to $11.50. In the event that our common stock price does not exceed the exercise price of the Private Placement Warrants during the period when the Private Placement Warrants are exercisable, the Private Placement Warrants may not have any value.

There is no established trading market for the Private Placement Warrants, and the market for the Private Placement Warrants may be highly volatile or may decline regardless of our operating performance. We do not intend to list the Private Placement Warrants, nor do we expect the Private Placement Warrants to be quoted, on any securities exchange.

There must be a current registration statement in order for you to exercise the Private Placement Warrants.

Holders of Private Placement Warrants will be able to exercise the Private Placement Warrants only if a current registration statement relating to the common stock underlying the Private Placement Warrants is then in effect. Although we will attempt to maintain the effectiveness of a current registration statement covering the common stock underlying the Private Placement Warrants, there can be no assurance that we will be able to do so. We will not be obligated to issue shares of our common stock upon exercise of the Private Placement Warrants unless a registration statement under the Securities Act with respect to the shares underlying the Private Placement Warrants is then effective and a prospectus relating thereto is current, and unless the shares issuable upon such exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Private Placement Warrants. If the registration statement covering the shares issuable upon exercise of the Private Placement Warrants is no longer effective, the Private Placement Warrants may only be exercised on a "cashless" basis in accordance with Section 3(a)(9) of the Securities Act or another exemption. If such exemption is not available, holders will not be able to exercise the Private Placement Warrants on a cashless basis.

Holders of our Private Placement Warrants will have no rights as a common stockholder until they acquire our common stock.

Until you acquire shares of our common stock upon exercise of your Private Placement Warrants, you will have no rights with respect to our common stock. Upon exercise of your Private Placement Warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

The Company prioritizes the security of its information systems and data integrity. We have developed a cybersecurity strategy to manage and mitigate potential cybersecurity risks. Our strategy is designed to safeguard our systems and data.

Cybersecurity Risk Management and Strategy

The Company's Information Systems Department is in charge of network construction and cybersecurity management. If a system failure, serious accident, or sign of such an accident is detected, the Information Systems Department reports to the CEO and other executives, who then consider countermeasures. The following are considered important cybersecurity issues, and countermeasures are being implemented:

- Malware infection: There is a risk of losing sales due to information leaks or system downtime caused by unauthorized access due to malware infection. We are protecting against this by introducing email training and detection products.

- Vulnerability: There is a risk of loss of corporate trust and sales opportunities due to system downtime or information leaks caused by the exploitation of vulnerabilities in servers, etc. We are conducting vulnerability assessments for services that are open to the public, and will continue to expand the scope of these assessments in the future.

- Ransomware: If the system is infected with ransomware, there is a risk of data being encrypted, resulting in business stoppages and information leaks. We have prepared multiple backup mechanisms and recovery procedures in case of damage.

- Information leaks: If data is taken from databases or other sources due to unauthorized access or internal crime, the Company's credibility will be lost, resulting in a loss of profits or the occurrence of compensation for damages.

- Denial of Service (DOS) attacks: There is a risk that a DOS attack could bring down our website and make it impossible to make appointments at clinics, which would have a negative impact on sales. For this reason, we have introduced a WAF to prevent malicious access and DOS attacks.

- Applying patches and upgrading: There is a risk that not applying patches and upgrades could leave the system vulnerable to attacks, allowing unauthorized access. We are taking measures by regularly updating the operating system and applying patches.

Governance and Oversight

Important cybersecurity matters are reported to the board of directors, and implementations are carried out based on the Company's organizational chart, with the approval and oversight of the board of directors, CEO, and/or other executive officers, as applicable.

Employee Training and Awareness

Cybersecurity threats are monitored and prevented by the head of the Information Systems Department, and the training plan is reported to the CEO and other executives, who implement the following:

- We are conducting mandatory internal training for the entire company on the safekeeping of personal information and related compliance and awareness.

- We are conducting recovery simulation training in the event of a system failure.

- We are conducting email training that simulates malicious attacks.

Third-Party Service Providers

To operate our business, we utilize certain third-party service providers to perform a variety of functions. We may outsource certain operations to third-party service providers. Where we outsource operations involving personal information handling, we appropriately supervise such service providers.

Item 2. Properties.

Our principal executive office is located at 200 Spectrum Center Dr., Suite 300, Irvine, CA 92618, where we lease our office space with an aggregate floor area of approximately 215 square feet from an unrelated third party under an operating lease agreement. We utilize this space for our corporate administration. In addition, our operating subsidiaries conduct business primarily in Japan, utilizing leased office space in Tokyo and other locations.

As of the date of this Annual Report, we do not currently own any of our facilities. The following table shows the location of our primary leased facilities, the name of the entity leasing the space, the annual rent, approximate square footage, primary use, and lease expiration date.

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate our future growth. There are no major facilities currently inactive. Annual rent below does not include consumption tax, where applicable.

Name of Lessee	Location	Primary Use	Annual rent (US dollars)	Approximate Size in Square Feet	Lease Expiration Date	Note (Related Party)
SBC Medical Group Holdings Incorporated	California	Headquarters	13,546	420	05/31/2026	
SBC Medical Group Co., Ltd.	Tokyo	Office	554,317	9,536	10/31/2028	
SBC Medical Group Co., Ltd.	Tokyo	Meeting Room	404,275	7,543	12/31/2028	
SBC Medical Group Co., Ltd.	Tokyo	Beauty salon	128,398	1,807	1/31/2028	
SBC Medical Group Co., Ltd.	Tokyo	Lounge	69,712	1,048	4/22/2028	
SBC Medical Group Co., Ltd.	Tokyo	Equipment warehouse	65,072	1,886	5/31/2028	
SBC Medical Group Co., Ltd.	Tokyo	Office	100,006	1,935	6/30/2030	
SBC Medical Group Co., Ltd.	Tokyo	Main Office	237,357	9,664	8/31/2027	
SBC Medical Group Co., Ltd.	Osaka	Office	237,217	6,121	8/31/2026	
SBC Medical Group Co., Ltd.	Osaka	Call center	53,898	3,338	7/31/2026	
SBC Medical Group Co., Ltd.	Kanagawa	Main Office	10,446	1,882	9/30/2027	Y
SBC Medical Group Co., Ltd.	Tokyo	Call center	114,584	4,853	1/31/2028	
SBC Medical Group Co., Ltd.	Sendai	Call center	87,313	5,754	10/31/2026	
SBC Sealane Co., Ltd.	Tokyo	Main Office	38,303	4,558	4/30/2026	Y
Wen & Weng Medical Group Pte. Ltd.	Singapore	Office and Clinic	426,792	3,875	9/7/2028	
Rochor Clinic Pte. Ltd.	Singapore	Clinic	52,269	742	3/31/2027	
Dermasolutions Pte. Ltd.	Singapore	Clinic	75,940	678	9/30/2027	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	79,292	259	6/30/2027	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	74,825	431	4/23/2026	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	71,945	234	6/23/2027	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	88,866	312	3/31/2028	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	56,061	194	3/21/2028	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	107,899	272	7/29/2028	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	83,249	291	5/30/2028	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	62,687	183	11/19/2028	
Dermasolutions Services Pte. Ltd.	Singapore	Beauty salon	76,007	312	11/11/2028	
Wen & Weng Family Clinic Pte. Ltd.	Singapore	Clinic	52,736	657	8/31/2028	
Waqoo, Inc.	Tokyo	Main Office	122,227	4,731	12/31/2026	
Cell Pro Japan Co., Ltd.	Kanagawa	Main Office and R&D facilities	280,595	4,872	7/31/2029	

Item 3. Legal Proceedings.

The information required by this item is incorporated by reference to Note 22 (Commitments and Contingencies) in our Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock began trading on the Nasdaq Global Market under the symbol "SBC" and our public warrants began trading on the Nasdaq Capital Market under the symbol "SBCWW" on September 18, 2024. On March 20, 2026, the closing price of our common stock was $3.70 per share and the closing price of our warrants was $0.2975. On June 30, 2025, our common stock was added to the Russell 3000® Index,

Holders of Record

As of February 28, 2026, we had approximately 21 holders of record of our common stock, with 103,881,251 shares issued, including 1,034,308 shares of treasury stock held by the Company and 270,000 shares held by our wholly owned subsidiary, and 102,576,943 shares outstanding. We also had two holders of record of our warrants, consisting of 11,500,000 Public Warrants originally issued in Legacy Pono's IPO and 634,375 Private Placement Warrants held by the Sponsor, with total of 12,134,375 warrants issued and outstanding. The number of record holders does not include beneficial owners of common stock or warrants whose shares are held in the names of banks, brokers, nominees, or other fiduciaries.

Dividends

We have not paid any cash dividends on our common stock and do not currently anticipate paying cash dividends in the foreseeable future. The agreements into which we may enter in the future, including indebtedness, may impose limitations on our ability to pay dividends or make other distributions on our capital stock. Payment of future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business.

Transfer Agent and Registrar

The Company's transfer agent and registrar for our Common Stock and Public Warrants is Continental Stock Transfer & Trust Company located at 1 State Street, New York, NY 10004 and their telephone is (212) 509-4000.

Purchases of Equity Securities

In May 2025, our board of directors approved a share repurchase program authorizing up to $5.0 million of repurchases, which was completed in July 2025. On December 29, 2025, our board of directors authorized an additional share repurchase program of up to $20.0 million, pursuant to which we may repurchase shares of our common stock from time to time. On December 31, 2025, we issued a press release announcing the authorization of the program. The program terminates on December 31, 2026, and may be modified, suspended or discontinued at any time in our discretion. We did not repurchase any shares of our common stock during the fourth quarter ended December 31, 2025.

Unregistered Stock Issuances

In February 2025, the Company issued 860,435 shares of common stock, with no proceeds, to Mehana Capital LLC as incentive shares pursuant to the Non-Redemption Agreements.

Stock Performance Graph

As a "smaller reporting company" as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is not required to provide the information required under this Item.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity, and cash flows for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. The forward-looking statements contained herein are based on management's judgment, assumptions made by management and information currently available to it. Actual results could differ materially from those discussed or implied in the forward-looking statements as a result of various factors, including those described below and elsewhere in this Annual Report, particularly in "Part I, Item 1A. Risk Factors" and the section entitled "Cautionary Note Regarding Forward-Looking Statements."

Unless the context otherwise requires, any reference in this section of this Annual Report to the "Company," "SBC," "we," "us" or "our" refers to Legacy SBC and its consolidated subsidiaries and variable interest entity ("VIE"), prior to the consummation of the Business Combination and to SBC Medical Group Holdings Incorporated, the Combined Entity and its consolidated subsidiaries and VIE following the Business Combination.

Overview

SBC Medical Group, Inc. (formerly known as SBC Medical Group Holdings Incorporated), a Delaware corporation and subsidiary of the Company ("Legacy SBC") is a management company headquartered in Irvine, California and Tokyo, Japan, that provides management services to cosmetic treatment centers mainly in Japan.

On September 17, 2024, Legacy SBC consummated its going-public business combination with Pono Capital Two, Inc. ("Business Combination"). In connection with the closing of the Business Combination, Pono Capital Two, Inc. changed its name to SBC Medical Group Holdings Incorporated and the Company's common stock began trading on Nasdaq under the ticker symbol "SBC".

The Company and its subsidiaries are primarily focused on providing comprehensive management services to franchisee clinics. These services include advertising and marketing across various platforms (such as social media networks), staff management (such as recruitment and training), booking and reservation services for franchisee clinic customers. We also support franchisee clinics through assistance with employee housing rentals and facility rentals, leasehold improvement services and design of clinics, medical equipment and medical consumables procurement (*resale*), the provision of cosmetic products to clinics for resale to clinic customers, licensure of the use of patent-pending and non-patented medical technologies, trademark and brand use, IT software solutions (including but not limited to remote medical consultations), management of the customer rewards program (customer loyalty point program), and payment tools.

Our wholly owned subsidiary, SBC Medical Group Co., Ltd., a Japanese corporation ("SBC Medical Sub", or "SBC Japan"), is designated as a "medical service corporation". In Japan, a medical service corporation is a legal entity that provides management services to "medical corporations". The management services are conducted through franchisor-franchisee contracts and/or service contracts between SBC Medical Sub and the medical corporations (and, where applicable, other entities) that own domestic franchisee treatment centers in Japan. These treatment centers provide services including but are not limited to breast augmentation, liposuction, rejuvenation treatments (including treatment of wrinkles, acne, scars, cellulite, excess fat, discoloration, and signs of aging), laser skin toning and spot removal, eyes double fold surgery, rhinoplasty, treatment of osmidrosis and hyperhidrosis, hair transplants, gynecological formation treatments, laser hair removal, face line surgeries, cosmetic dental procedures, tattoo removal, lasik eye surgery, lateral canthoplasty, brow lift procedures, androgenetic alopecia treatment, and cheek sagging prevention methods. Separately, we also enter into franchise arrangements with certain independently operated clinics in Japan pursuant to our Partner Doctor Independence Support Program Agreements, which differ in certain respects from our arrangements with the medical corporations and/or general incorporated associations.

The Company's subsidiaries have entered into franchisor-franchisee contracts and service contracts with seven medical corporations, consisting of Medical Corporation Shobikai, Medical Corporation Kowakai, Medical Corporation Nasukai, Medical Corporation Aikeikai, Medical Corporation Jukeikai, Medical Corporation Ritz Cosmetic Surgery and, effective as of June 2025, Medical Corporation Association Furinkai. In addition, the Company has entered into service contracts since September 2023 with Medical Corporation Association Furinkai and Medical Corporation Association Junikai; and in July 2025 with Medical Corporation Misakikai and General Incorporated Association Miotokai, following the acquisition of MB career lounge Co., Ltd. (collectively with the seven franchisee medical corporations, the "Medical Corporations and/or General Incorporated Associations" or "MCs"). All of the Medical Corporations and General Incorporated Associations are deemed to be related parties of the Company since relatives of the CEO of the Company are the members* of general meetings of members** of the Medical Corporations or General Incorporated Associations. The CEO of the Company was previously a member* of the six franchisee Medical Corporations until he ceased being a member* in July 2023. The Company, through SBC Medical Sub, owns equity interests*** of six franchisee medical corporations. Although the Company, through SBC Medical Sub, has an equity interest*** to the rights to receive a distribution of residual assets in proportion to the amount of contribution in certain circumstances as provided in the Japanese Medical Care Act and in the articles of incorporation (except Medical Corporation Association Furinkai, Medical Corporation Association Junikai, Medical Corporation Misakikai and General Incorporated Association Miotokai), the Company or SBC Medical Sub does not have voting control over the corporate actions at general meetings of members** of the Medical Corporations or General Incorporated Associations per the requirements of the Japanese Medical Care Act.

* "Members (or *shain*) of general meeting of members (or *shain*)" means one of the organs of a Japanese Medical Corporation, and element of general meeting of members (as explained below) of the Medical Corporation. Each member (or *shain*) of general meeting of members (or *shain*) has one voting right.

** "General meeting of members (or *shain*)" means one of the organs of a Japanese Medical Corporation, and the highest decision-making body of the Medical Corporation, of which the main duties include the election and dismissal of directors (or *riji*) and corporate auditors (or *kanji*) of the Medical Corporation, and the approval of financial statements and statutory business reports of the Medical Corporation.

*** "Equity interest (or *mochibun*)" means the right to receive distribution of the residual assets of a Japanese Medical Corporation in proportion to the amount of contribution (Article 10.3.3.2 brackets of the Supplementary Provision of the Japanese Medical Care Act.). However, the procedures for an equity interest (or *mochibun*) holder to exercise and realize the right to receive distribution of the residual assets of the Medical Corporation is more complicated than that of a stock corporation due to the restrictions under the Medical Care Act.

Financial Overview

For the years ended December 31, 2025 and 2024, we generated revenues of $173,607,489 and $205,415,542, respectively, we reported net income attributable to SBC Medical Group Holdings Incorporated of $50,985,613 and $46,614,275, respectively, and cash flows provided by operating activities of $24,668,496 and $20,582,933, respectively. As of December 31, 2025, we had retained earnings of $240,448,620.

Our primary mission is to provide quality comprehensive management services to the MCs and expand our "Shonan Beauty Clinic" brand. We plan to achieve the mission by maintaining and strengthening our market position and brand in the cosmetic medical treatment management market in Japan, Vietnam and Singapore, and by growing our presence globally.

Further information regarding our business is provided in "Part I, Item 1. Business" of this Annual Report.

Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

Because we acquired control of Waqoo, Inc. ("Waqoo") on December 19, 2025 and consolidated the financial information of Waqoo and its subsidiary on a three-month reporting lag, Waqoo's results of operations did not impact our consolidated results for the year ended December 31, 2025.

The following table summarizes our operating income as reflected in our consolidated statements of operations and comprehensive income for the years ended December 31, 2025 and 2024, and presents information regarding amounts and percentage changes during those periods.

	For the Years Ended December 31,						
	2025		2024		Variance		
	Amount	% of revenue	Amount	% of revenue	Amount	%	
Revenues, net (including net revenues provided to related parties)	$ 173,607,489	100.00%	$ 205,415,542	100.00%	$ (31,808,053)	(15.48)%	
Cost of revenues (including cost of revenues from related parties)	46,323,767	26.68%	49,365,035	24.03%	(3,041,268)	(6.16)%	
Gross profit	**127,283,722**	**73.32%**	**156,050,507**	**75.97%**	**(28,766,785)**	**(18.43)%**	
Operating expenses (including selling, general and administrative expenses from related parties)	59,797,324	34.44%	85,746,797	41.74%	(25,949,473)	(30.26)%	
Income from operations	**67,486,398**	**38.87%**	**70,303,710**	**34.23%**	**(2,817,312)**	**(4.01)%**	
Other income (including other income from related party)	14,579,232	8.40%	3,152,107	1.53%	11,427,125	362.52%	
Income before income taxes	**82,065,630**	**47.27%**	**73,455,817**	**35.76%**	**8,609,813**	**11.72%**	
Income tax expense	31,020,607	17.87%	26,765,925	13.03%	4,254,682	15.90%	
Net income	**51,045,023**	**29.40%**	**46,689,892**	**22.73%**	**4,355,131**	**9.33%**	
Less: net income attributable to non-controlling interests	59,410	0.03%	75,617	0.04%	(16,207)	(21.43)%	
Net income attributable to SBC Medical Group Holdings Incorporated	**$ 50,985,613**	**29.37%**	**$ 46,614,275**	**22.69%**	**$ 4,371,338**	**9.38%**	

Note: Percentages are calculated as a percentage of total revenue and may not sum due to rounding.

Revenues, Net

Revenues, net generated from different revenue streams consist of the following:

	For the Years Ended December 31,				Variance		
	2025		2024		Amount		%
Franchising revenue	$	45,943,241	$	61,033,032	$	(15,089,791)	(24.72)%
Procurement revenue		56,053,171		54,814,399		1,238,772	2.26%
Management services revenue		29,628,534		53,113,155		(23,484,621)	(44.22)%
Rental services revenue		23,032,651		16,141,714		6,890,937	42.69%
Others		18,949,892		20,313,242		(1,363,350)	(6.71)%
Total	**$**	**173,607,489**	**$**	**205,415,542**	**$**	**(31,808,053)**	**(15.48)%**

Revenues, net, decreased by 15.48% from $205,415,542 for the year ended December 31, 2024 to $173,607,489 for the year ended December 31, 2025.

Japanese Yen ("JPY") against the U.S. dollar appreciated during the year ended December 31, 2025, compared to the year ended December 31, 2024. The average rate against the dollar was 149.6233 yen for the year ended December 31, 2025 compared to 151.4405 yen for the year ended December 31, 2024. For the years ended December 31, 2025 and 2024, we generated net revenues of $173,607,489 (JPY25,976 million) and $205,415,542 (JPY31,108 million), respectively, we reported net income of $51,045,023 (JPY7,636 million) and $46,689,892 (JPY7,071 million), respectively. Overall, the favorable impacts of the period-to-period foreign exchange rate changes on net revenues and net income were $2,083,191 and $620,557, respectively, for the year ended December 31, 2025.

The main reasons for the variance of $31,808,053 in revenues, net per revenue stream are as follows:

Franchising Revenue

Franchising revenue for the year ended December 31, 2025 decreased to $45,943,241 by $15,089,791, or 24.72%, from $61,033,032 for the year ended December 31, 2024. This decrease was mainly due to the revision of the fee structure for determining service fees for each clinic of MCs based on the size, scale and performance of each clinic effective as of April 1, 2025, partially offset by the appreciation of JPY.

Procurement Revenue

The procurement revenue for the year ended December 31, 2025 increased to $56,053,171 by $1,238,772, or 2.26%, from $54,814,399 for the year ended December 31, 2024. This increase was mainly due to the appreciation of JPY.

Management Services Revenue

The management services revenue for the year ended December 31, 2025 decreased to $29,628,534 by $23,484,621, or 44.22%, from $53,113,155 for the year ended December 31, 2024. This decrease was mainly due to (i) the discontinuation of clinic operation staff supporting services that had been provided by Shobikai Sub to MCs since the third quarter of 2024, because the Company completed the merger of Shobikai Sub with and into Lange Sub and the related business license that was held by Shobikai Sub became invalid upon the completion of the merger in January 2025, (ii) the decrease in the revenue in connection with customer rewards program offered to customers of the franchisee clinics and (iii) the revision of the fee structure for determining service fees for each clinic of MCs based on the size, scale and performance of each clinic effective as of April 1, 2025, partially offset by revenues from MB career lounge Co., Ltd., which was acquired in July 2025 and by the appreciation of JPY.

Rental Services Revenue

The rental services revenue for the year ended December 31, 2025 increased to $23,032,651 by $6,890,937, or 42.69%, from $16,141,714 for the year ended December 31, 2024. This increase was mainly due to the opening of new clinics resulting in the increased demand for medical equipment from new clinics and replacing laser hair removal equipment from existing clinics as well as the appreciation of JPY.

Others

The other revenues for the year ended December 31, 2025 decreased to $18,949,892 by $1,363,350, or 6.71%, from $20,313,242 for the year ended December 31, 2024. This decrease was mainly due to the disposal of its subsidiaries, SBC Kijimadaira Resort Inc. and Skynet Academy Co., Ltd., in December 2024, a decrease in PC equipment sales revenue as the MCs' clinics had updated their PC equipment during the year ended December 31, 2024 with no such demand during the year ended December 31, 2025. The decrease was partially offset by revenues from Aesthetic Healthcare Holdings Pte. Ltd. and its subsidiaries, which were acquired in November 2024.

Cost of Revenues

Cost of revenues for the year ended December 31, 2025 was $46,323,767 compared to $49,365,035 for the year ended December 31, 2024. The decrease was mainly due to the Company's effort of the cost reduction, as well as the discontinuation of clinic operation supporting services provided by Shobikai Sub to MCs since the third quarter of 2024, and the Company then terminated the employment of the related staff. As a result, cost of revenues decreased overall, despite a partial offset from higher purchase costs resulting from the demand for replacing laser hair removal equipment from the MCs.

Gross Profit

Gross profit for the year ended December 31, 2025 was $127,283,722 compared to $156,050,507 for the year ended December 31, 2024. The decrease in gross profit by $28,766,785 or 18.43% was mainly due to the decrease in franchising revenue and management services revenue with relatively high gross margin as a result of the factors described above.

Operating Expenses

Operating expenses for the years ended December 31, 2025 and 2024 were as follows:

| | For the Years Ended December 31, | | Variance | |
	2025	2024	Amount	%
Salaries and welfare	$ 26,472,154	$ 26,843,524	$ (371,370)	(1.38)%
Depreciation and amortization expense	1,738,010	2,258,364	(520,354)	(23.04)%
Impairment loss	—	15,058,965	(15,058,965)	(100.00)%
Consulting and professional service fees	17,022,128	14,555,087	2,467,041	16.95%
Advertising expense	3,122,660	2,782,944	339,716	12.21%
Taxes and dues	938,699	596,122	342,577	57.47%
Recruiting expense	703,213	1,570,299	(867,086)	(55.22)%
Lease expense	2,404,101	2,369,666	34,435	1.45%
Office, utility and other expenses	7,396,359	6,689,134	707,225	10.57%
Stock-based compensation	—	13,022,692	(13,022,692)	(100.00)%
Total	**$ 59,797,324**	**$ 85,746,797**	**$ (25,949,473)**	**(30.26)%**

The operating expenses decreased to $59,797,324 for the year ended December 31, 2025 by $25,949,473, or 30.26%, from $85,746,797 for the year ended December 31, 2024. The decrease was mainly due to the decrease in impairment loss on intangible asset and the decrease in stock-based compensation, partially offset by the increase in consulting and professional service fees.

An impairment loss was recognized for the year ended December 31, 2024 related to an intangible asset, patent use right. No such impairment loss was recognized for the year ended December 31, 2025.

Stock-based compensation was recognized as an expense for the year ended December 31, 2024 related to warrants issued to a service provider that supported SBC's listing process. No such expense was recognized for the year ended December 31, 2025.

Consulting and professional service fees increased by $2,467,041, or 16.95%, to $17,022,128 for the year ended December 31, 2025 from $14,555,087 for the year ended December 31, 2024, mainly due to the increase in legal, tax, and market research expenses associated with ongoing public company compliance and related matters following the Company's listing.

Other Income (Expenses)

Other income (expenses) for the years ended December 31, 2025 and 2024, were as follows:

| | For the Years Ended December 31, | | | | Variance | |
	2025		2024		Amount	%
Interest income	$	198,315	$	19,943	$ 178,372	894.41%
Interest expense		(160,583)		(28,300)	(132,283)	467.43%
Foreign currency exchange gain, net		2,002,789		895,711	1,107,078	123.60%
Other income		5,113,637		3,914,297	1,199,340	30.64%
Other expenses		(1,321,064)		(5,463,153)	4,142,089	(75.82)%
Gain on redemption of life insurance policies		8,746,138		—	8,746,138	100.00%
Gain on disposal of subsidiary		—		3,813,609	(3,813,609)	(100.00)%
Total	$	14,579,232	$	3,152,107	$ 11,427,125	362.52%

Other income (expenses), net was $14,579,232 for the year ended December 31, 2025 compared to $3,152,107 for the year ended December 31, 2024. The increase in other income (expense) by $11,427,125 or 362.52% was mainly due to a gain on redemption of life insurance policies of $8,746,138 in 2025, partially offset by the absence of the gain on disposal of subsidiary of $3,813,609 that was recognized in the year ended December 31, 2024. In addition, the other income was $5,113,637 for the year ended December 31, 2025, as compared to $3,914,297 for the year ended December 31, 2024. The increase was mainly due to a gain on the sale of land recognized in October 2025, which resulted from the closure of the clinic in Irvine, California, partially offset by the absence of a gain on the disposal of Cell Pro Japan Co., Ltd. recorded on January 1, 2024. The other expense was $1,321,064 for the year ended December 31, 2025, as compared to $5,463,153 for the year ended December 31, 2024. The decrease was mainly due to an unrealized loss recognized on the Company's investment in a public entity with readily determinable fair value for the year ended December 31, 2024, while no similarly significant loss was recognized for the year ended December 31, 2025.

Income Tax Expense

Income tax expense for the year ended December 31, 2025 was $31,020,607 compared to $26,765,925 for the year ended December 31, 2024. The increase in income tax expense by $4,254,682 or 15.90% was mainly due to the increase of deferred tax expenses recognized and the appreciation of JPY.

The effective tax rate was 37.80% and 36.44% for the years ended December 31, 2025 and 2024, respectively. The increase of 1.36 percentage points was mainly due to the deemed contribution in connection with the price modification on disposal of an aircraft (a one-time item) to General Incorporated Association SBC, an entity controlled by the CEO of the Company, who is also the controlling shareholder of the Company, which was treated as a taxable gain under the Japanese tax law with no corresponding income being recognized for consolidation purposes.

Net Income

As a result of the foregoing, we reported a net income of $51,045,023 for the year ended December 31, 2025, representing an increase of $4,355,131 or 9.33% from $46,689,892 for the year ended December 31, 2024.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $59,410 for the year ended December 31, 2025, as compared to net income attributable to non-controlling interests of $75,617 for the year ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2025, the Company had $163,773,838 in cash and cash equivalents compared to $125,044,092 as of December 31, 2024. In addition, the Company had $29,899,751 in accounts receivable as of December 31, 2025 compared to $30,260,113 as of December 31, 2024. The Company's accounts receivable includes balances due from customers for the services and goods provided by the Company and accepted by customers.

As of December 31, 2025, the Company's working capital balance was $170,103,112. In assessing liquidity, management monitors and analyzes the Company's cash and cash equivalents, ability to generate sufficient future earnings, and operating and capital investment commitments. The Company believes that its current cash and cash equivalents from operations and borrowings from banks will be sufficient to meet its working capital needs for the next 12 months from the date of issuance of the audited financial statements included in this Annual Report.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of indebtedness, equity financings or a combination of these potential sources of funds. While we face uncertainties regarding the size and timing of our fundraising, which will be affected by general economic, financial, and other factors that may be beyond our control, we believe that we will be able to continue to meet our current business needs through the use of cash flows generated from operations and stockholder working capital, as needed.

The Company evaluates its capital allocation practices with the objective of enhancing stockholder value, while considering performance, the business environment, macroeconomic conditions and other relevant factors. The Company expects to deploy capital for investment opportunities that align with its growth strategy, selectively pursuing prospects in the expanding global medical aesthetics market. Additionally, the Company continues to evaluate alternative methods for deployment of capital, including in the form of dividends to stockholders and repurchases of shares of common stock. The actual timing, manner and value of any such options will depend on several factors, including the market price of our stock, general market and economic conditions, our liquidity requirements, applicable legal requirement and other business considerations.

Cash Flows for the Years Ended December 31, 2025 and 2024

The following table provides a summary of our cash flows for the periods indicated.

| | For the Years Ended December 31, | | Variance | |
	2025	2024	Amount	%
Net cash provided by operating activities	$ 24,668,496	$ 20,582,933	$ 4,085,563	19.85%
Net cash used in investing activities	(20,971,552)	(10,102,410)	(10,869,142)	107.59%
Net cash provided by financing activities	38,292,183	22,965,400	15,326,783	66.74%
Effect of exchange rate changes	(3,259,381)	(11,424,763)	8,165,382	(71.47)%
Net change in cash and cash equivalents	38,729,746	22,021,160	16,708,586	75.88%
Cash and cash equivalents as of the beginning of the year	125,044,092	103,022,932	22,021,160	21.38%
Cash and cash equivalents as of the end of the year	$ 163,773,838	$ 125,044,092	$ 38,729,746	30.97%

Operating Activities

Net cash provided by operating activities was $24,668,496 for the year ended December 31, 2025, mainly derived from net income of $51,045,023 for the year, reconciled by a gain on redemption of life insurance policies of $8,746,138 and deferred income tax expense of $5,326,982, and net changes in operating assets and liabilities, which mainly included an increase in finance lease receivables – related parties of $12,746,857, a decrease in customer loans receivable of $15,821,375, a decrease in notes payable - related parties of $14,252,502, and a decrease in income tax payable of $11,662,531.

Net cash provided by operating activities was $20,582,933 for the year ended December 31, 2024, mainly derived from net income of $46,689,892 for the year, reconciled by stock-based compensation of $13,022,692, impairment loss on intangible asset of $15,058,965, a gain on disposal of subsidiary of $3,813,609, deferred income tax benefit of $14,417,087, and net changes in operating assets and liabilities, which mainly included an increase in income tax payable of $11,228,429, a decrease in customer loans receivable of $18,477,327, a decrease in accounts payable of $9,588,067, a decrease in notes payable – related parties of $34,756,754, a decrease in advances from customers - related parties of $9,144,031, and a decrease in accrued liabilities and other current liabilities of $12,096,825.

Investing Activities

During the year ended December 31, 2025, net cash used in investing activities of $20,971,552 was mainly the result of the equity method investments of $20 million, the cash paid for acquisition of subsidiaries, net of cash acquired of $22.9 million, offset by proceeds from redemption of life insurance policies of $17.7 million.

During the year ended December 31, 2024, net cash used in investing activities of $10,102,410 was mainly the result of payments made on behalf of related parties of $5.6 million, cash paid for acquisition of a subsidiary, net of cash received of $4.2 million, purchase of property and equipment of $2.6 million and purchase of convertible note of $1.7 million, partially offset by repayments from related parties of $6.6 million.

Financing Activities

During the year ended December 31, 2025, net cash provided by financing activities of $38,292,183 was mainly due to the borrowings from bank and others of $34.8 million and the deemed contribution in connection with the price modification on disposal of property and equipment of $10.4 million, offset by repurchase of common stock of $5.0 million.

During the year ended December 31, 2024, net cash provided by financing activities of $22,965,400 was mainly due to the proceeds from reverse recapitalization, net of transaction costs of $11.7 million, borrowings from bank and others of $6.6 million and borrowings from related parties of $5.5 million.

Recent *Developments*

Announcement of Final Results of Tender Offer for Waqoo, Inc. Shares

On December 13, 2025, the Company announced the final results of the tender offer (the "Tender Offer") conducted by SBC Medical Group Co., Ltd. ("SBC Japan") for shares of the common stock of Waqoo, Inc. ("Waqoo"), a Japanese corporation listed on the Tokyo Stock Exchange Growth Market.

Below is a summary of the Tender Offer and the results:

- Tender Offeror: SBC Medical Group Co., Ltd.

- Target: Waqoo, Inc. (TSE Growth: 4937)

- Securities Sought: Common stock of Waqoo

- Offer Period: November 14, 2025 through December 12, 2025

- Offer Price: ¥1,900 per share

- Maximum Number of Shares to Be Purchased: 575,000 shares

- Minimum Number of Shares to Be Purchased: None

- Total number of shares tendered: 637,817 shares

- Total number of shares purchased: 575,052 shares

- Settlement Date: December 19, 2025

- Settlement Agent: SBI SECURITIES Co., Ltd.

As the total number of tendered shares exceeded the maximum planned purchase volume of 575,000 shares, the Tender Offeror purchased shares on a pro rata basis in accordance with Japanese tender offer regulations. As a result, a total of 575,052 shares were purchased, and the remaining shares in excess of such allocation were not purchased, on December 19, 2025.

In addition, the Company's CEO, also the largest shareholder of Waqoo, transferred all of his remaining shares to SBC Japan through an off-market transaction outside of the Tender Offer, also effective as of December 19, 2025. As a result of these transactions, along with the previously held equity interest in Waqoo, SBC Japan's ownership ratio of the voting rights of Waqoo exceeded 50% as of the settlement date.

Additional Share Repurchase Program

On December 29, 2025, the Company's board of directors authorized an additional share repurchase program with an aggregate purchase limit of up to USD 20 million. On December 30, 2025, the Company's registration statement on Form S-3 was declared effective by the SEC. On December 31, 2025, the Company issued a press release announcing the authorization of the program. The program is effective from December 31, 2025 through December 31, 2026, and may be modified, suspended or discontinued at any time in the Company's discretion. The program is intended to enable the Company to conduct flexible repurchases of its common stock in the future, and the Company anticipates utilizing surplus cash and future free cash flow to fund repurchases.

Strategic Equity Investment in OrangeTwist (through OT Midco)

On December 29, 2025, we completed a strategic minority equity investment in OT Midco Holdings, LLC ("OT Midco"), through which we hold an indirect minority interest in Orange Twist, LLC and its subsidiaries (collectively, "OrangeTwist"), acquiring an approximately 18.2% voting interest for total cash consideration of $20 million (the "Transaction"). In addition, we committed to subscribe for and purchase additional common units in December 2026 for an aggregate purchase price of $5.0 million. In connection with the Transaction, we and OrangeTwist agreed to cooperate in good faith to negotiate a future collaboration agreement to explore potential commercial arrangements on a non-binding basis and entered into a side letter containing non-competition covenants, subject to specified terms and conditions.

Failures of Oversight of Related Party Transactions and Executive Compensation

In connection with management's assessment of internal control over financial reporting for the fiscal year ended December 31, 2025, we identified deficiencies in our governance and approval processes relating to the oversight of related party transactions and executive compensation matters.

Specifically, (i) compensation paid by our subsidiary, SBC Medical Group Co., Ltd., to the mother of our Chief Executive Officer, who serves as an officer of that subsidiary, was not timely identified as a related party transaction for our Audit Committee review and approval purposes, and (ii) a bonus paid to our Chief Financial Officer was not formally approved through the Compensation Committee process on a timely basis.

These deficiencies were considered in management's evaluation of internal control over financial reporting as of December 31, 2025 and were indicative of the continuing material weaknesses described in Part II, Item 9A, "Controls and Procedures." These matters related to deficiencies in governance and approval processes and did not involve the misappropriation of company assets.

In March 2026, the Audit Committee and Compensation Committee reviewed and ratified these arrangements. Management concluded that the underlying payments were for valid business purposes and have been appropriately recorded as expenses in the Company's consolidated financial statements for the year ended December 31, 2025.

Contractual Obligations

Lease Agreements

The Company holds a significant number of leases classified as operating leases for offices and sublease purposes, and finance leases for certain medical and office equipment.

As of December 31, 2025, the future maturity of lease liabilities is as follows:

Years ending December 31,	Finance Lease	Operating Lease
2026	$ 133,483	$ 4,376,464
2027	77,228	2,389,691
2028	44,084	1,592,536
2029	7,387	240,370
2030	—	55,003
Thereafter	—	—
Total undiscounted lease payments	**262,182**	**8,654,064**
Less: imputed interest	(12,709)	(100,847)
Total lease liabilities	**$ 249,473**	**$ 8,553,217**

Bank and Other Borrowings

The Company borrowed loans from various banks and other financial institutions for working capital, security investments, and mergers and acquisitions purpose.

As of December 31, 2025, future minimum borrowing payments are as follows:

Years ending December 31,		Principal Repayment
2026	$	9,099,046
2027		13,954,055
2028		7,437,818
2029		6,906,623
2030		5,435,942
Thereafter		—
Total	**$**	**42,833,484**

Off-Balance Sheet Arrangements (Off-Balance Sheet Transactions)

There are no off-balance sheet arrangements as of December 31, 2025 and 2024.

Foreign Exchange Rate Risk

We are exposed to foreign currency exchange rate fluctuations because our business is primarily conducted in Japan and most of our revenues and costs are denominated in Japanese yen, whereas our reporting currency is U.S. dollar. The weakening of the Japanese yen against the U.S. dollar would have a negative impact on our financial results and vice versa.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. We believe that critical accounting policies as disclosed in this Annual Report reflect the more significant judgements and estimates used in preparation of our consolidated financial statements.

The following descriptions of critical accounting policies and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this Annual Report. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Business Combinations and Asset Acquisitions

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Transaction costs directly attributable to the acquisition are expensed as incurred.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Fair value is determined based upon the guidance of ASC Topic 820, Fair Value Measurements and Disclosures, and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of significant judgment and estimates. The Company utilizes the assistance of a third-party appraiser to determine the fair value as of the date of an acquisition.

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion.

The Company, with the assistance of a third-party valuation specialist, determined the fair value of the intangible assets identified in conjunction with the acquisition of Waqoo was estimated using 1) income approach with the multi-period excess earnings method, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rates. We believe the accounting estimate for valuation of intangible assets and goodwill in connection with the business combination of Waqoo is a critical accounting estimate because our estimates of the fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates.

Revenue Recognition

The Company recognizes revenue from franchising services, procurement services, management services and other services under ASC Topic 606, "Revenue from Contracts with Customers".

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales. The Company does not have significant remaining unfulfilled performance obligations or contract balances.

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on the evaluation of whether (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

The Company recognizes revenue from rental services under ASC Topic 842, "Leases".

The Company currently generates its revenue from the following main sources:

Franchising Revenue

The Company generates franchising revenue by licensing its intellectual properties, including but not limited to the Company's brand name ("Shonan Beauty Clinic"), trade name, patents, and trademarks, and by providing consulting services to enhance the value of "Shonan Beauty Clinic" brand, as a franchisor pursuant to franchise agreements with the medical corporations (the "MCs") in Japan. Prior to April 2025, revenue was based on a fixed amount to each MC and a fixed amount to each clinic of the MCs; starting from April 2025, the clinic-level monthly fee is determined based on the facility type, operational tenure, and operational performance of each clinic of the MCs, rather than a uniform flat fee for all clinics. The revenue is recognized over time as services are rendered.

Procurement Revenue

The Company generates procurement services revenue by purchasing primarily advertising services and medical materials from qualified vendors on behalf of MCs to maintain brand quality consistency. Procurement services revenue is recognized at the point in time upon the delivery of products or over time as services are performed. Occasionally, the Company receives vendor discounts on certain large purchases. It recognizes revenue based on actual payments. Prior to June 2025, any over-collection resulting from such discounts was returned to MCs; since June 2025, it is retained for future transactions.

Management Services Revenue

The Company provides loyalty program management services, labor supporting services, function supporting services and management consulting services to MCs.

- *Loyalty program management services*

  The Company awards loyalty points on behalf of MCs to MCs' customers, who earn loyalty points from each qualified purchase made at the loyalty program participating clinics of MCs, in exchange for a handling fee. The revenue is based on a percentage of the related payment amount made by MCs' customers and is recognized when the loyalty points are awarded.

At the time loyalty points are awarded, a MC pays the Company cash in an amount equivalent to the awarded loyalty points, which is recorded as advances from customers. When a MC's customers redeem the loyalty points, the Company returns the cash back to the MC in an amount equivalent to the redeemed loyalty points. The awarded loyalty points expire if a MC's customer does not make any additional qualified purchase at a participating clinic within a year. The Company accumulates and tracks the points on behalf of MCs until the loyalty points expire at which time the Company recognizes an amount equivalent to the expired loyalty points as revenue.

The Company also awards certain points to MCs' customers on behalf of MCs for free in order to increase the volume of MC's sales, from which the Company earns other types of revenues, such as royalty income. When a MC's customers redeem such points, the Company reimburses MC in an amount equivalent to the used free points. The redemption of such points is recorded as a reduction of the revenue recognized.

The Company is an agent in the management of loyalty programs, and as a result, revenues are recognized net of the cost of redemptions.

- *Labor supporting services*

The Company generates revenue by dispatching staff to MCs to provide a range of services, primarily including IT, and administrative services. The Company recognizes the revenue over the time when services are rendered. Starting from April 2025, the monthly fee for each clinic is determined using the same key criteria described above under "Franchising Revenue."

- *Function supporting services*

The revenue is derived from providing functional supporting services to MCs, such as accounting and human resources services. The Company recognizes revenue based on a monthly service fee over the time when services are rendered. Starting from April 2025, the monthly fee for each clinic is determined using the same key criteria described above under "Franchising Revenue."

- *Management consulting services*

The Company generates revenue by providing consulting services to MCs in relation to business operations of cosmetic dermatology. The Company recognizes the revenue over the time when services are rendered.

Rental Services Revenue

The Company generates rental income from operating leases and sales-type leases, which is accounted for under ASC Topic 842. Operating lease revenue is generally recognized on straight-line basis over the terms of the lease agreements and sales-type leases revenue is generally recognized on the lease commitment date.

Other Revenues

The Company generates other miscellaneous revenues such as beauty and health services revenue, leasehold improvement services revenue, real estate brokerage services revenue, interest income, etc. These revenues are recognized when the Company satisfies performance obligations.

Long-term Investments in MCs — Related Parties

Long-term investments in MCs — related parties represent the payments to obtain equity interests of the MCs in Japan, made by the Company through SBC Japan, a company designated as a MSC in Japan. In accordance with the Japanese Medical Care Act and articles of incorporation of the MCs, which are non-profit organizations, the equity interest holders of MCs are prohibited from receiving any profit distribution from MCs but have the right to receive distribution of the residual assets of the MCs in proportion to the amount of their contribution. As of the balance sheet dates, the investments represent probable future benefit to be realized at the time of dissolution of MCs or the equity interests being sold. The payments made for such investments are classified as investing activities in the consolidated statements of cash flows. The MCs are considered related parties as the relatives of the Chief Executive Officer ("CEO") of the Company being the Members of the MCs.

The investments in MCs — related parties are accounted for using a measurement alternative, under which the investments are measured at cost, less impairment, and adjusted for observable price changes. The Company reviews the investments in MCs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, especially the investments in Medical Corporation Jukeikai ("MC Jukeikai") and Medical Corporation Ritz Cosmetic Surgery ("MC Ritz"), which represent the vast majority of the Company's investments in MCs balance.

Impairment Consideration of Investments in MC Jukeikai and MC Ritz

Although these two MCs are non-profit entities, their principal operations are providing health care services and they derive primary source of their revenue from the sale of goods and services, rather than the fund contributions.

No indicator of impairment was noticed based on the Company's qualitative assessment of impairment. As the Company provides comprehensive management services to these two MCs, including accounting and bookkeeping services, the Company has access to MCs' financial information. In addition to the external market conditions and trends within the MCs' industry, the Company considered the MCs' operating performance, such as sales, increase in sales, and net income (loss) when performing its qualitative assessment. As of December 31, 2025, the carrying value of the investments in the two MCs was higher than their net assets, respectively, because the Company acquired the equity interests with the considerations paid higher than the net asset values at the respective purchase dates due to the expected growth and expansion of the MCs.

For management's additional internal analysis purposes, the Company estimates the residual values of the two MCs at dissolution when needed, using the income approach with the discounted cash flow method, which estimates the fair values of the MCs by the present worth of the net economic benefit to be received by MCs. Management applies significant judgment and assumptions related to estimation, including but not limited to the forecasted revenues, the selection of an expected EBITDA margin assumption for the forecast period, forecasted future cash flows, and the discounted rate. The Company currently expects the residual values at the dissolution of the MCs will not be less than the carrying values of the investments in MCs. The management is not aware of any legal or regulatory limitations on the Company's ability to realize the full amount of proceeds generated from a liquidation of the MCs.

Emerging Growth Company

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Smaller Reporting Company

Additionally, we are a "smaller reporting company," as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the last business day of our second fiscal quarter, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our second fiscal quarter. If we continue to be a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from these certain reduced disclosure requirements that are available to smaller reporting companies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Item 8. Financial Statements and Supplementary Data.

SBC MEDICAL GROUP HOLDINGS INCORPORATED
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
SBC Medical Group Holdings Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SBC Medical Group Holdings Incorporated and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2023.
Tokyo, Japan
March 27, 2026

SBC MEDICAL GROUP HOLDINGS INCORPORATED
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 163,773,838	$ 125,044,092
Accounts receivable	2,388,021	1,413,433
Accounts receivable – related parties	27,511,730	28,846,680
Inventories	2,792,617	1,494,891
Short-term investments – related parties	319,193	—
Finance lease receivables, current – related parties	12,832,355	5,992,585
Income tax recoverable	1,175,510	—
Customer loans receivable, current	8,705,999	10,382,537
Prepaid expenses and other current assets	11,724,852	11,276,802
Total current assets	**231,224,115**	**184,451,020**
Non-current assets:		
Property and equipment, net	7,539,392	8,771,902
Intangible assets, net	47,742,888	1,590,052
Long-term investments, net	1,299,366	3,049,972
Equity method investments	20,312,642	—
Goodwill, net	15,432,061	4,613,784
Finance lease receivables, non-current – related parties	13,746,513	8,397,582
Operating lease right-of-use assets	8,366,569	5,267,056
Finance lease right-of-use assets	450,874	—
Deferred tax assets	4,014,294	9,798,071
Customer loans receivable, non-current	4,824,977	5,023,551
Long-term prepayments	393,270	1,745,801
Long-term investments in MCs – related parties	17,837,293	17,820,910
Other assets	7,263,692	15,553,453
Total non-current assets	**149,223,831**	**81,632,134**
Total assets	**$ 380,447,946**	**$ 266,083,154**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,988,384	$ 13,875,179
Accounts payable – related parties	651,463	659,044
Bank and other borrowings, current	9,099,046	96,824
Notes payables, current – related parties	—	26,255
Advances from customers	1,415,762	820,898
Advances from customers – related parties	5,357,221	11,739,533
Income tax payable	8,821,853	18,705,851
Operating lease liabilities, current	4,416,960	4,341,522
Finance lease liabilities, current	132,946	—
Accrued liabilities and other current liabilities	11,544,695	8,103,194
Due to related party	2,692,673	2,823,590
Total current liabilities	**61,121,003**	**61,191,890**
Non-current liabilities:		
Bank and other borrowings, non-current	33,734,438	6,502,682
Notes payables, non-current – related parties	—	5,334
Deferred tax liabilities	16,374,832	926,023
Operating lease liabilities, non-current	4,136,257	1,241,526
Finance lease liabilities, non-current	116,527	—
Other liabilities	1,660,183	1,193,541
Total non-current liabilities	**56,022,237**	**9,869,106**
Total liabilities	**117,143,240**	**71,060,996**

SBC MEDICAL GROUP HOLDINGS INCORPORATED
CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2025	December 31, 2024
Commitments and contingencies (Note 22)		
Stockholders' equity:		
Preferred stock ($0.0001 par value, 20,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and 2024)	—	—
Common stock ($0.0001 par value, 400,000,000 shares authorized, 103,881,251 and 103,020,816 shares issued, 102,576,943 and 102,750,816 shares outstanding as of December 31, 2025 and 2024, respectively)	10,388	10,302
Additional paid-in capital	72,867,424	62,513,923
Treasury stock (at cost, 1,304,308 and 270,000 shares as of December 31, 2025 and 2024, respectively)	(7,749,997)	(2,700,000)
Retained earnings	240,448,620	189,463,007
Accumulated other comprehensive loss	(57,294,239)	(54,178,075)
Total SBC Medical Group Holdings Incorporated stockholders' equity	**248,282,196**	**195,109,157**
Non-controlling interests	15,022,510	(86,999)
Total stockholders' equity	**263,304,706**	**195,022,158**
Total liabilities and stockholders' equity	**$ 380,447,946**	**$ 266,083,154**

The accompanying notes are an integral part of these consolidated financial statements.

SBC MEDICAL GROUP HOLDINGS INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the Years Ended December 31,		
		2025		**2024**
Revenues, net – related parties	$	158,860,970	$	195,173,889
Revenues, net		14,746,519		10,241,653
Total revenues, net		**173,607,489**		**205,415,542**
Cost of revenues (including cost of revenues from related parties of $13,657,565 and $8,472,202 for the years ended December 31, 2025 and 2024, respectively)		46,323,767		49,365,035
Gross profit		**127,283,722**		**156,050,507**
Operating expenses:				
Selling, general and administrative expenses (including selling, general and administrative expenses from related parties of $751,096 and nil for the years ended December 31, 2025 and 2024, respectively)		59,797,324		57,665,140
Stock-based compensation		—		13,022,692
Impairment loss on intangible asset		—		15,058,965
Total operating expenses		**59,797,324**		**85,746,797**
Income from operations		**67,486,398**		**70,303,710**
Other income (expenses):				
Interest income		198,315		19,943
Interest expense		(160,583)		(28,300)
Foreign currency exchange gain, net		2,002,789		895,711
Other income (including other income from related parties of $3,069 and $2,673,077 for the years ended December 31, 2025 and 2024, respectively)		5,113,637		3,914,297
Other expenses		(1,321,064)		(5,463,153)
Gain on redemption of life insurance policies		8,746,138		—
Gain on disposal of subsidiary		—		3,813,609
Total other income		**14,579,232**		**3,152,107**
Income before income taxes		**82,065,630**		**73,455,817**
Income tax expense		31,020,607		26,765,925
Net income		**51,045,023**		**46,689,892**
Less: net income attributable to non-controlling interests		59,410		75,617
Net income attributable to SBC Medical Group Holdings Incorporated	$	**50,985,613**	$	**46,614,275**
Other comprehensive loss:				
Foreign currency translation adjustment	$	(2,949,843)	$	(16,557,607)
Total comprehensive income		**48,095,180**		**30,132,285**
Less: comprehensive income attributable to non-controlling interests		225,731		117,830
Comprehensive income attributable to SBC Medical Group Holdings Incorporated	$	**47,869,449**	$	**30,014,455**
Net income per share attributable to SBC Medical Group Holdings Incorporated				
Basic and diluted	$	0.50	$	0.48
Weighted average shares outstanding				
Basic and diluted		102,997,967		96,561,041

The accompanying notes are an integral part of these consolidated financial statements.

SBC MEDICAL GROUP HOLDINGS INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total SBC Medical Group Holdings Incorporated Stockholders' Equity	Non-controlling Interests	Total Stockholders' Equity
	Number	Amount		Number	Amount					
Balance as of December 31, 2023	**94,192,433**	**$ 9,419**	**$ 36,879,281**	**—**	**$ —**	**$ 142,848,732**	**$ (37,578,255)**	**$ 142,159,177**	**$ 1,651,072**	**$ 143,810,249**
Disposal of subsidiary	—	—	—	—	—	—	—	—	(1,221,795)	(1,221,795)
Reverse recapitalization, net of transaction costs	5,080,820	508	8,407,380	—	—	—	—	8,407,888	—	8,407,888
Issuance of common stock from conversion of convertible note	270,000	27	2,699,973	(270,000)	(2,700,000)	—	—	—	—	—
Issuance of common stock as incentive shares	339,565	34	(34)	—	—	—	—	—	—	—
Stock-based compensation	—	—	13,022,692	—	—	—	—	13,022,692	—	13,022,692
Issuance of common stock from exercise of stock warrants	3,137,998	314	31,060	—	—	—	—	31,374	—	31,374
Deemed contribution in connection with disposal of subsidiaries	—	—	1,473,571	—	—	—	—	1,473,571	(634,106)	839,465
Net income	—	—	—	—	—	46,614,275	—	46,614,275	75,617	46,689,892
Foreign currency translation adjustment	—	—	—	—	—	—	(16,599,820)	(16,599,820)	42,213	(16,557,607)
Balance as of December 31, 2024	**103,020,816**	**10,302**	**62,513,923**	**(270,000)**	**(2,700,000)**	**189,463,007**	**(54,178,075)**	**195,109,157**	**(86,999)**	**195,022,158**
Issuance of common stock as incentive shares	860,435	86	(86)	—	—	—	—	—	—	—
Repurchase of common stock	—	—	—	(1,034,308)	(5,049,997)	—	—	(5,049,997)	—	(5,049,997)
Deemed contribution in connection with price modification on disposal of property and equipment	—	—	10,353,587	—	—	—	—	10,353,587	—	10,353,587
Non-controlling interests arising from acquisition of subsidiary	—	—	—	—	—	—	—	—	14,883,778	14,883,778
Net income	—	—	—	—	—	50,985,613	—	50,985,613	59,410	51,045,023
Foreign currency translation adjustment	—	—	—	—	—	—	(3,116,164)	(3,116,164)	166,321	(2,949,843)
Balance as of December 31, 2025	**103,881,251**	**$ 10,388**	**$ 72,867,424**	**(1,304,308)**	**$ (7,749,997)**	**$ 240,448,620**	**$ (57,294,239)**	**$ 248,282,196**	**$ 15,022,510**	**$ 263,304,706**

The accompanying notes are an integral part of these consolidated financial statements.

SBC MEDICAL GROUP HOLDINGS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 51,045,023	$ 46,689,892
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	2,684,300	3,799,377
Non-cash lease expense	4,698,731	3,870,198
Provision for (reversal of) credit losses	302,949	(402,196)
Stock-based compensation	—	13,022,692
Impairment loss on intangible asset	—	15,058,965
Impairment loss on long-term investments	133,513	529,596
Fair value change of long-term investments	(247,514)	2,617,435
Gain on disposal of subsidiary	—	(3,813,609)
Gain on redemption of life insurance policies	(8,746,138)	—
Loss (gain) on disposal of property and equipment and intangible assets	(3,179,200)	511,947
Gain on previously held equity interest	(815,328)	—
Deferred income taxes	5,326,982	(14,417,087)
Changes in operating assets and liabilities:		
Accounts receivable	(160,963)	(733,219)
Accounts receivable - related parties	1,552,477	1,350,413
Inventories	(170,174)	1,124,805
Finance lease receivables - related parties	(12,746,857)	(5,991,486)
Customer loans receivable	15,821,375	18,477,327
Prepaid expenses and other current assets	332,264	(2,268,209)
Long-term prepayments	318,470	1,910,274
Other assets	(195,846)	(1,692,642)
Accounts payable	2,675,066	(9,588,067)
Accounts payable - related parties	(8,571)	682,320
Notes payables - related parties	(14,252,502)	(34,756,754)
Advances from customers	604,072	(1,476,240)
Advances from customers - related parties	(6,693,127)	(9,144,031)
Income tax payable	(11,662,531)	11,228,429
Operating lease liabilities	(4,927,460)	(3,950,587)
Accrued liabilities and other current liabilities	2,968,513	(12,096,825)
Other liabilities	10,972	40,215
NET CASH PROVIDED BY OPERATING ACTIVITIES	**24,668,496**	**20,582,933**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(1,401,012)	(2,564,643)
Purchase of convertible note	—	(1,700,000)
Prepayments for property and equipment	(968,848)	(843,740)
Advances to related parties	—	(622,804)
Payments made on behalf of related parties	(1,840,801)	(5,572,564)
Purchase of short-term investments - related parties	(334,173)	—
Purchase of long-term investments	(654,070)	(331,496)
Purchase of cryptocurrencies	(424,250)	—
Proceeds from disposal of cryptocurrencies	457,828	—
Purchase of equity method investments	(20,062,642)	—
Cash paid for acquisition of subsidiaries, net of cash acquired	(22,941,701)	(4,236,009)
Long-term loans to others	(14,514)	(172,411)
Repayments from related parties	1,914,454	6,597,564
Repayments from others	83,677	176,109
Proceeds from redemption of life insurance policies	17,735,717	—
Disposal of subsidiaries, net of cash disposed of	—	(832,416)
Proceeds from disposal of property and equipment	7,478,783	—
NET CASH USED IN INVESTING ACTIVITIES	**(20,971,552)**	**(10,102,410)**

SBC MEDICAL GROUP HOLDINGS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Years Ended December 31, 2025	2024
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings from bank and others	34,753,946	6,603,253
Borrowings from related parties	15,000	5,481,787
Proceeds from reverse recapitalization, net of transaction costs	—	11,707,417
Proceeds from exercise of stock warrants	—	31,374
Repayments of bank and other borrowings	(1,353,071)	(119,017)
Repayments of finance lease liabilities	(331,365)	—
Repayments to related parties	(145,917)	(739,414)
Repurchase of common stock	(4,999,997)	—
Deemed contribution in connection with price modification on disposal of property and equipment	10,353,587	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	**38,292,183**	**22,965,400**
Effect of exchange rate changes	(3,259,381)	(11,424,763)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**38,729,746**	**22,021,160**
CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF THE YEAR	**125,044,092**	**103,022,932**
CASH AND CASH EQUIVALENTS AS OF THE END OF THE YEAR	**$ 163,773,838**	**$ 125,044,092**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest expense	$ 160,583	$ 28,300
Cash paid for income taxes, net	$ 37,190,188	$ 30,239,002
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Property and equipment transferred from long-term prepayments	$ 1,493,450	$ 597,602
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 1,322,455	$ —
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$ 612,466	$ —
Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	$ 5,302,043	$ 2,908,554
Payables to related parties in connection with loan services provided	$ 14,219,401	$ 20,524,499
Issuance of common stock as incentive shares	$ 86	$ —
Issuance of common stock from conversion of convertible note	$ —	$ 2,700,000
Deemed contribution in connection with disposal of subsidiaries	$ —	$ 1,473,571

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Business Overview

SBC Medical Group Holdings Incorporated was originally incorporated under the laws of the state of Delaware on March 11, 2022 as a special purpose acquisition corporation under the name Pono Capital Two, Inc. ("Pono") for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

SBC Medical Group, Inc. (formerly known as SBC Medical Group Holdings Incorporated, "Legacy SBC"), through its consolidated subsidiaries and variable interest entity ("VIE"), is principally engaged in the medical industry and provides comprehensive management services to the medical corporations and their clinics, including but not limited to licensure of the use of the trademark and brand name of "Shonan Beauty Clinic", sales of medical equipment, medical consumables procurement services, and management of customer loyalty program, etc.

Reverse Recapitalization

On September 17, 2024, Pono consummated the merger transaction pursuant to the agreement by and among Pono, Pono Two Merger Sub, Inc., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Pono, and Legacy SBC (the "Merger Agreement"), whereby Merger Sub merged with and into Legacy SBC, the separate corporate existence of Merger Sub ceased and Legacy SBC survived the merger as a wholly owned subsidiary of Pono (the "Merger"). The Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Business Combination." In connection with the closing of the Business Combination, Pono changed its name to "SBC Medical Group Holdings Incorporated" and Legacy SBC changed its name to "SBC Medical Group, Inc." and the existing equity holders of Legacy SBC exchanged their equity interests of Legacy SBC for equity interests of Pono.

On September 17, 2024, in connection with the closing of the Business Combination, the Company received net cash of $11,707,417. The Company also assumed $416,799 in prepaid expenses and other current assets, $1,108 in accounts payable, $14,431 in income tax payable, $2,700,000 in convertible note payable, which was subsequently converted to 270,000 shares upon the closing of the Business Combination, $1,000,789 in accrued liabilities and other current liabilities, common stock of $508 and additional paid-in capital of $8,407,380.

The total net cash proceeds from the Business Combination of $11,707,417 were available to repay certain indebtedness, transaction costs and for general corporate purposes, which primarily consisted of investment banking, legal, accounting, and other professional fees as follows:

Cash—Pono working capital cash	$	766,735
Cash—Pono trust		16,731,409
Less: transaction costs and advisory fees		5,790,727
Net proceeds from Pono Merger	$	11,707,417

The Business Combination was accounted for as a reverse recapitalization under the accounting principles generally accepted in the United States of America ("U.S. GAAP"). Legacy SBC was determined to be the accounting acquirer and Pono was treated as the acquired company for financial reporting purposes. Accordingly, the financial statements of the combined company represent a continuation of the financial statements of Legacy SBC.

Unless the context indicates otherwise, any references herein to the "Company", "we", "us" and "our" refer to 1) Legacy SBC and its consolidated subsidiaries and VIE, prior to the consummation of the Business Combination, and to 2) SBC Medical Group Holdings Incorporated (formerly Pono Capital Two, Inc.) and its consolidated subsidiaries and VIE, following the Business Combination. Reference herein to "Pono" refers to Pono Capital Two, Inc. prior to the consummation of the Business Combination.

Reorganization

In June 2020 and April 2022, SBC Inc., a company incorporated in Japan in June 2007, and Advice Innovation Co., Ltd., a company incorporated in Japan in December 2018, were merged with and into SBC Medical Group Co., Ltd. ("SBC Japan"), respectively, with SBC Japan being the surviving entity in such mergers. SBC Japan is a company incorporated in Japan in September 2017 and previously known as Aikawa Medical Management Co., Ltd.

In April 2023, SBC Japan acquired 100% equity interest of L'Ange Cosmetique Co., Ltd. ("L'Ange Sub"), a company incorporated in Japan in June 2003, and Shobikai Co., Ltd. ("Shobikai Sub"), a company incorporated in Japan in June 2014, through share exchange. As a result, L'Ange Sub and Shobikai Sub became wholly owned subsidiaries of SBC Japan.

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS (cont.)

In August 2023, SBC Japan and L'Ange Sub disposed of their entire equity interest in Ai Inc. and Lange Inc., respectively, both incorporated in the Federated States of Micronesia in January 2022, for cash. As a result, Ai Inc. and Lange Inc. ceased to be subsidiaries of the Company, with the related investment in capital being treated as a deemed distribution and the disposal proceeds treated as a deemed contribution.

In September 2023, Legacy SBC acquired 100% equity interest of SBC Japan through share exchange with one share of its common stock. As a result, SBC Japan became a wholly owned subsidiary of Legacy SBC.

The above reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controlled these entities before and after the reorganization. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the earliest period presented in the accompanying consolidated financial statements.

Corporate Structure

As of December 31, 2025, the Company's major subsidiaries and VIE are as follows:

Name	Place of Incorporation	Date of Incorporation or Acquisition	Percentage of Ownership	Principal Activities
Subsidiaries				
SBC Medical Group, Inc.	US	January 20, 2023	100%	Investment holding
SBC Medical Group Co., Ltd.*	Japan	June 18, 2003	100%	Franchising, procurement, management and rental services
Liesta Co., Ltd.	Japan	December 15, 2020	100%	Real estate brokerage services
SBC Sealane Co., Ltd.	Japan	June 7, 2022	100%	Leasehold improvement services
SBC Marketing Co., Ltd.	Japan	June 30, 2022	100%	Marketing services
Medical Payment Co., Ltd.	Japan	June 30, 2022	75%	Loan services
SBC Medical Consulting Co., Ltd.	Japan	August 2, 2022	100%	Human resource services
MB career lounge Co., Ltd.	Japan	July 17, 2025	100%	Management supporting services
Waqoo, Inc.	Japan	December 19, 2025	54%	Medical support and direct-to-consumer services
Cell Pro Japan Co., Ltd. **	Japan	December 19, 2025	54%	Regenerative medicine, contract review and processing, and cosmetics and raw materials business
Shoubikai Medical Vietnam Co., Ltd.	Vietnam	August 29, 2013	100%	Cosmetic clinic
SBC Irvine, LLC	United States	December 27, 2018	100%	Management services for cosmetic clinic in the United States
SBC Healthcare Inc.	United States	December 16, 2019	100%	Management services for cosmetic clinic in the United States
Aesthetic Healthcare Holdings Pte. Ltd.	Singapore	November 20, 2024	100%	Investment holding
Wen & Weng Family Clinic Pte. Ltd. ***	Singapore	November 20, 2024	100%	General outpatient medical services
Wen & Weng Medical Group Pte. Ltd. ***	Singapore	November 20, 2024	100%	Healthcare-related businesses
Rochor Clinic Pte. Ltd. ***	Singapore	November 20, 2024	100%	General outpatient medical services
Dermasolutions Pte. Ltd. ***	Singapore	November 20, 2024	100%	Cosmetic and dermatological treatments and products
Dermasolutions Services Pte. Ltd. ***	Singapore	November 20, 2024	100%	Cosmetic services and products
SBC MEDICAL APAC PTE. LTD.	Singapore	March 26, 2025	100%	Asia-Pacific regional headquarters
VIE				
Aikawa Medical Management, Inc.	United States	May 10, 2017	VIE	Management services for cosmetic clinic in the United States

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS (cont.)

_____

*   In January 2025, the Company effected a merger in which SBC Japan and Shobikai Sub merged with and into L'Ange Sub. As a result, the separate corporate existence of SBC Japan and Shobikai Sub ceased, with L'Ange Sub continuing as the surviving company. Following the merger, L'Ange Sub changed its name to SBC Medical Group Co., Ltd., which is herein referred to as "SBC Japan."

**   Cell Pro Japan Co., Ltd., formerly a 59% owned subsidiary of the Company, was disposed of to Waqoo, Inc. ("Waqoo") in January 2024, becoming a wholly owned subsidiary of Waqoo.

***   Subsidiaries of Aesthetic Healthcare Holdings Pte. Ltd. ("AHH")

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC").

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and consolidated VIE for which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. All significant transactions and balances among the Company's subsidiaries, including the VIE, have been eliminated upon consolidation.

Reporting Lag

The Company reports AHH and its subsidiaries, which were acquired in November 2024, and Waqoo and its subsidiary, which were acquired in December 2025, on a three-month calendar lag allowing for the timely preparation of financial statements.

The Company recognizes its portion of the earnings or losses for its equity method investment in OT Midco on a three-month calendar lag to ensure consistency and timely filing of the Company's financial statements. See Note 5 for further information with respect to the investment in OT Midco.

This three-month reporting lag is with the exception of significant transactions or events that occur during the intervening period, if any.

Variable Interest Entities

In accordance with ASC Topic 810, "Consolidation", the Company identifies its variable interests and analyzes to determine if the entity in which the Company has a variable interest is a VIE. Determination if a variable interest is a VIE includes both quantitative and qualitative consideration. For those entities determined to be VIEs within the scope of the VIE model, a further quantitative and qualitative analysis is performed to determine if the Company is deemed the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant.

The Company would consolidate those entities in which it is determined to be the primary beneficiary. The Company based its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and the relevant development, operating management and financial agreements.

The Company evaluates its relationship with its VIE on an ongoing basis to determine whether it continues to be the primary beneficiary of its consolidated VIE, or whether it has become the primary beneficiary of the VIE it does not consolidate.

Voting Model

If a legal entity fails to meet any of the three characteristics of a VIE, we then evaluate such entity under the voting model. Under the voting model, we consolidate the entity if we determine that we, directly or indirectly, have greater than 50% of the voting rights and that other equity holders do not have substantive participating rights.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assessment of Medical Corporations in Japan

SBC Japan is designated as a medical service corporation (the "MSC") to provide services to the Medical Corporations (the "MCs") in Japan. To maintain and strengthen the business relationship, the Company has acquired equity interests in the following MCs throughout the years.

Name of the MC	Percentage of Equity Interest Acquired	Percentage of Voting Interest Held
Medical Corporation Shobikai	100%	0%
Medical Corporation Kowakai	100%	0%
Medical Corporation Nasukai	100%	0%
Medical Corporation Aikeikai	100%	0%
Medical Corporation Jukeikai	100%	0%
Medical Corporation Ritz Cosmetic Surgery	100%	0%

As non-profit organizations, MCs are required to comply with the medical-related laws and regulations of the Japanese Medical Care Act (the "Act", "Medical Care Act"). In accordance with the Act, the highest authority of MCs is its general meeting of members (the "Members"), with each Member having one voting right. The Company, through the MSC, has no right to elect the Members, no decision-making ability and no right to dividend or any profit distribution, but has the right to receive distribution of the residual assets of the MCs.

Since the not-for-profit entities scope exception to the variable interest model is applicable to the MCs, the Company evaluates its business relationship, franchisor-franchisee agreements and/or services agreements with the MCs in Japan under the voting model. The Company has concluded that consolidation of the MCs is not appropriate for the periods presented as it does not have a majority voting interest in the Members of the MCs nor does it have a controlling financial interest in the MCs. The equity interests in the MCs held by the Company are recorded as long-term investments in MCs — related parties on the consolidated balance sheets. The transactions between the MCs and the Company are disclosed in Note 20 — Related Party Transactions.

(b) Foreign Currency

The Company maintains its books and records in its local currency, mainly Japanese YEN ("JPY" or "¥"), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations.

The reporting currency of the Company is the United States Dollars ("US$" or "$"), and the accompanying financial statements have been expressed in US$. In accordance with ASC Topic 830-30, "Translations of Financial Statements", assets and liabilities of the Company whose functional currency is not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive loss within the statements of changes in stockholders' equity.

Translation of amounts from local currency of the Company into US$1 has been made at the following exchange rates:

	December 31, 2025	December 31, 2024
Current JPY:US$1 exchange rate	156.6450	156.7890
Average JPY:US$1 exchange rate	149.6233	151.4405

(c) Non-controlling Interests

Non-controlling interests in the consolidated balance sheets represent the portion of the equity in the subsidiaries not attributable, directly or indirectly, to the Company. The portion of the income or loss applicable to the non-controlling interests in subsidiaries is also separately reflected in the statements of operations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, useful lives and impairment of long-lived assets, impairment of goodwill, impairment of long-term investments in MCs — related parties, valuation allowance of deferred tax assets, uncertain income tax positions, the recognition and measurement of impairment of investments in securities, allowance for credit losses, implicit interest rate of operating and finance leases, valuation and useful lives of intangible assets acquired in business combination and asset acquisition, and liability associated with unredeemed loyalty points. Management bases its estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results could differ from those estimates.

(e) Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

(f) Business Combinations and Asset Acquisitions

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Transaction costs directly attributable to the acquisition are expensed as incurred.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Fair value is determined based upon the guidance of ASC Topic 820, Fair Value Measurements and Disclosures, and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of significant judgment and estimates. The Company utilizes the assistance of a third-party appraiser to determine the fair value as of the date of an acquisition.

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks and other financial institutions that are unrestricted as to withdrawal or use, and which have original maturities of three months or less. The Company maintains bank accounts in the United States, Japan, Singapore and Vietnam.

(h) Accounts Receivable

Accounts receivable represent the Company's right to an amount of consideration that is unconditional (only the passage of time is required before payment of the consideration is due). The Company's accounts receivable balances are unsecured, bear no interest and are due upon normally within a year from the date of the sale.

The Company adopted Accounting Standards Updates ("ASU") No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments on January 1, 2021.

The allowance for credit losses reflects the Company's current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer's ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable balances are written off after all collection efforts have ceased.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Inventories

Inventories, mainly consist of medical supplies, beauty and skincare products and PC equipment, are stated at the lower of cost or estimated net realizable value, with cost computed on the first-in, first-out ("FIFO") basis. The Company records inventory reserves for obsolete and slow-moving inventory and for estimated shrinkage between physical inventory counts. Inventory reserves are recorded based on inventory obsolescence trends, historical experience and application of the specific identification method, if any.

(j) Finance Lease Receivables

Finance lease receivables, which result from sales-type leases, are measured at the discounted present value of (i) future minimum lease payments, (ii) any residual value not subject to a bargain purchase option, as finance lease receivables on its consolidated balance sheets, and (iii) accrued interest on the balance of the finance lease receivables based on the interest rate inherent in the applicable lease over the term of the leases.

Management periodically evaluates individual customer's financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Finance lease receivables are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2025 and 2024, the Company determined no allowance for doubtful accounts was necessary for finance lease receivables.

(k) Customer Loans Receivable, and Notes Payables — Related Parties

In February 2023, the Company started to provide loan services to certain customers of the related-party MCs ("End Customers"). Once a loan is granted to finance an End Customer's purchase, the End Customer is required to repay the Company in monthly installments. The loans provided to the End Customers are unsecured, interest-bearing, and due in three months to five years, depending on the End Customers' choice of the loan service term.

The Company records the customer loans receivables at gross loan receivables less unamortized costs of issuance fees or discounts, which are amortized over the life of the loan to interest income. The Company generated interest income of $1,212,626 and $1,075,094 for the years ended December 31, 2025 and 2024, respectively, from the loan services, which were included in revenues.

Management periodically evaluates individual End Customer's financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Customer loans receivable is charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2025 and 2024, the Company recorded allowance for doubtful accounts of $375,963 and $169,968, respectively, for customer loans receivable.

Prior to January 2025, when a loan was granted to an End Customer, the Company issued a promissory note to the related party MC to settle the purchase transaction on behalf of the End Customer. The Company repays each promissory note when the corresponding loan is fully repaid by the End Customer or earlier if mutually agreed. These promissory notes are unsecured and bear no interest. Starting in January 2025, instead of issuing a promissory note to the MC upon loan issuance, the Company pays the transaction amount directly in cash to the MC on behalf of the End Customer in the month following the purchase. The loan services were suspended in November 2025, and all related payables to MCs were settled as of December 31, 2025.

(l) Cryptocurrencies

Effective January 1, 2025, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets ("ASU 2023-08") using a modified retrospective approach, which requires cryptocurrency assets to be measured at fair value each reporting period with changes in fair value recorded in net income or loss. The adoption of ASU 2023-08 did not have impact on the Company's prior years' consolidated financial statements as the Company did not hold cryptocurrencies prior to the adoption.

During the year ended December 31, 2025, the Company purchased Bitcoins through Coinbase, Inc., a cryptocurrency exchange, which were recorded at cost and subsequently measured at fair value. All cryptocurrencies were disposed of as of December 31, 2025. The Company determined the fair value of its cryptocurrencies in accordance with ASC 820, *Fair Value Measurement*, based on quoted prices on active exchange(s) that are identified as the principal market(s) for such assets (Level I inputs). The cost basis of cryptocurrencies was determined using the average cost method. The change in fair value of cryptocurrencies and disposal gain were recorded in "Other income (expenses)" as a non-operating item in the consolidated statements of operations. Purchases and sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Property and Equipment, Net

Property and equipment are measured using the cost model and are stated at cost less accumulated depreciation. Acquisition cost includes mainly the costs directly attributable to the acquisition. Depreciation is calculated using the straight-line and declining methods over the following estimated useful lives:

	Depreciation Method	Useful Life
Land	Not depreciated	—
Buildings and facilities attached to buildings	Straight-line method	3 – 47 years
Machinery, equipment and automobiles	Declining balance method	2 – 15 years
Aircraft	Declining balance method	2 years
Software*	Straight-line method	5 years

*	Represents software that is non-detachable to the hardware.

The costs incurred for assets that were still under construction as of the year-end were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(n) Intangible Assets, Net

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from business combinations and asset acquisitions are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives are further amortized on a straight-line basis over the estimated useful lives of the respective assets.

The estimated useful lives of intangible assets are as follows:

	Useful Life
Trademark	10 – 20 years
Customer relationships	3 – 11 years
Service agreement	25 years
Developed technology	16 years
Others	3 – 8 years

(o) Goodwill, Net

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in the business combination. In accordance with FASB ASC Topic 350, "Intangibles-Goodwill and Others", goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test.

The Company would recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach with the discounted cash flow valuation method, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rates.

(p) Impairment of Long-lived Assets Other Than Goodwill

Long-lived assets with finite lives, primarily property and equipment, intangible assets, operating lease right-of-use assets and finance lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset's carrying value, then the asset is deemed to be impaired and written down to its fair value.

(q) Investments in Securities

Available-for-sale debt securities

The Company's short-term investments consist of debt securities classified as available-for-sale, which are measured at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) and realized gain and losses included in other income (expenses).

Investments in equity securities with readily determinable fair values

The Company holds long-term investments in equity securities of publicly listed companies, for which the Company does not have significant influence. Investments in equity securities with readily determinable fair values are measured at fair value and any changes in fair value are recognized in other income (expenses).

Investments in privately held companies and organizations that do not report Net Asset Value (the "NAV") per share

The Company's long-term investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative, under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes recognized in other income (expenses).

The Company recognizes both realized and unrealized gain and losses in its consolidated statements of operations and comprehensive income, classified with other income (expenses). Unrealized gains and losses represent observable price changes for investments in privately held entities that do not report NAV per share. Realized gains and losses represent the difference between proceeds received upon disposition of investments and their historical or adjusted cost. Impairments are realized losses, which result in an adjusted cost, and represent charges to reduce the carrying values of investments in privately held entities that do not report NAV per share, if impairments are deemed other than temporary, to their estimated fair values.

(r) Equity Method Investments

Investments in LLC

The Company uses the equity method to account for investments in limited liability companies ("LLC") that maintain a specific ownership account for each investor, in which we do not have a controlling financial interest but have the ability to influence the operating and financial policies of the investees.

Under the equity method of accounting, the Company initially recognizes the investments at cost and subsequently adjust the carrying amount of the investments for its share of earnings or losses reported by the investees, distributions received, and other-than-temporary impairments.

(s) Long-term Prepayments

Long-term prepayments consist primarily of prepayments made for the purchase of property and equipment, as well as cloud-based services.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Long-term Investments in MCs — Related Parties

Long-term investments in MCs — related parties represent the payments to obtain equity interests of the MCs in Japan, made by the Company through SBC Japan, a company designated as a MSC in Japan. In accordance with the Act and articles of incorporation of the MCs, which are non-profit organizations, the equity interest holders of MCs are prohibited from receiving any profit distribution from MCs but have the right to receive distribution of the residual assets of the MCs in proportion to the amount of their contribution. As of the balance sheet dates, the investments represent probable future economic benefit to be realized at the time of dissolution of MCs or the equity interests being sold.

The investments in MCs — related parties are accounted for using a measurement alternative, under which these investments are measured at cost, less impairment, and adjusted for observable price changes. The Company reviews the investments in MCs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The payments made for such investments are classified as investing activities in the consolidated statements of cash flows. The MCs are considered related parties as the relatives of the Chief Executive Officer ("CEO") of the Company being the Members of the MCs. Also see Note 2(a) for further details.

(u) Corporate-owned Life Insurance Policies

The Company has purchased corporate-owned life insurance policies to insure its CEO and a key officer of the Company. Management considers these policies to be operating assets. These insurance policies are recorded at their cash surrender values, included in other assets in the consolidated balance sheets with change in cash surrender value during the period recorded in other income (expense).

(v) Leases

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Company classifies its leases as either finance leases or operating leases if it is the lessee, or sales-type, direct financing, or operating leases if it is the lessor. The following criteria is used to determine if a lease is a finance lease (as a lessee) or sales-type or direct financing lease (as a lessor):

(i)   ownership is transferred from lessor to lessee by the end of the lease term;

(ii)   an option to purchase is reasonably certain to be exercised;

(iii)   the lease term is for the major part of the underlying asset's remaining economic life;

(iv)   the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or

(v)   the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

If any of the above criteria is met, the Company accounts for the lease as a finance, a sales-type, or a direct financing lease. If none of the criteria is met, the Company accounts for the lease as an operating lease.

Lessee accounting

The Company recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company's leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

From time to time, we may enter into sublease agreements with third parties. Our subleases generally do not relieve us of our primary obligations under the corresponding head lease. As a result, we account for the head lease based on the original assessment at lease inception. We determine if the sublease arrangement is either a sales-type, direct financing, or operating lease at inception of the sublease. If the total remaining lease cost on the head lease for the term of the sublease is greater than the anticipated sublease income, the right-of-use asset is assessed for impairment. Our subleases are generally operating leases and we recognize sublease income on a straight-line basis over the sublease term.

Lessor accounting — operating leases

The Company accounts for the revenue from its lease contracts by utilizing the single component accounting policy. This policy requires the Company to account for, by class of underlying asset, the lease component and nonlease component(s) associated with each lease as a single component if two criteria are met.

(i)   the timing and pattern of transfer of the lease component and the nonlease component(s) are the same; and

(ii)   the lease component would be classified as an operating lease if it were accounted for separately.

Lease components consist primarily of fixed rental payments, which represent scheduled rental amounts due under our leases. Nonlease components consist primarily of tenant recoveries representing reimbursements of rental operating expenses, including recoveries for utilities, repairs and maintenance and common area expenses.

If the lease component is the predominant component, we account for all revenues under such lease as a single component in accordance with the lease accounting standard. Conversely, if the nonlease component is the predominant component, all revenues under such lease are accounted for in accordance with the revenue recognition accounting standard. Our operating leases qualify for the single component accounting, and the lease component in each of our leases is predominant. Therefore, we account for all revenues from our operating leases under the lease accounting standard and classify these revenues as rental income.

The Company commences recognition of rental income related to the operating leases at the date the property is ready for its intended use by the tenant and the tenant takes possession or controls the physical use of the leased asset. Income from rentals related to fixed rental payments under operating leases is recognized on a straight-line basis over the respective operating lease terms. Any amounts received but will be recognized as revenue in future periods are classified as advances from customers in the Company's consolidated balance sheets.

Lessor accounting — sales-type leases

The Company purchases medical equipment from vendors and leases them to its customers, who are required to pay installments throughout the term of the leases. The lease agreements include lease payments that are fixed, do not contain residual value guarantees or variable lease payments. The lease terms are based on the non-cancellable term of the lease and the buyer may have options to terminate the lease in advance when meets certain conditions. The customers obtain control of the medical equipment when they physically possess the equipment.

The Company recognizes sales from sales-type leases equal to the present value of the minimum lease payments discounted using the implicit interest rate in the lease and cost of sales equal to carrying amount of the asset being leased and any initial direct costs incurred, less the present value of the unguaranteed residual. Interest income from the leases is recognized over the lease terms and included in revenues, net.

The Company excludes from the measurement of its lease revenues any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer.

(w) Revenue Recognition

The Company recognizes revenue from franchising services, procurement services, management services and other services or product sales under ASC Topic 606, "Revenue from Contracts with Customers".

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales. The Company does not have significant remaining unfulfilled performance obligations or contract balances.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on the evaluation of whether (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

The Company recognizes revenue from rental services under ASC Topic 842, "Leases".

The Company currently generates its revenue from the following main sources:

Franchising Revenue

The Company generates franchising revenue by licensing its intellectual properties, including but not limited to the Company's brand name ("Shonan Beauty Clinic"), trade name, patents, and trademarks, and by providing consulting services to enhance the value of "Shonan Beauty Clinic" brand, as a franchisor pursuant to franchise agreements with the medical corporations (the "MCs") in Japan. Prior to April 2025, revenue was based on a fixed amount to each MC and a fixed amount to each clinic of the MCs; starting from April 2025, the clinic-level monthly fee is determined based on the facility type, operational tenure, and operational performance of each clinic of the MCs, rather than a uniform flat fee for all clinics. The revenue is recognized over time as services are rendered.

Procurement Revenue

The Company generates procurement services revenue by purchasing primarily advertising services and medical materials from qualified vendors on behalf of MCs to maintain brand quality consistency. Procurement services revenue is recognized at the point in time upon the delivery of products or over time as services are performed. Occasionally, the Company receives vendor discounts on certain large purchases. It recognizes revenue based on actual payments. Prior to June 2025, any over-collection resulting from such discounts was returned to MCs; since June 2025, it is retained for future transactions.

Management Services Revenue

The Company provides loyalty program management services, labor supporting services, function supporting services, and management consulting services to MCs.

Loyalty program management services

The Company awards loyalty points on behalf of MCs to MCs' customers, who earn loyalty points from each qualified purchase made at the loyalty program participating clinics of MCs, in exchange for a handling fee. The revenue is based on a percentage of the related payment amount made by MCs' customers and is recognized when the loyalty points are awarded.

At the time loyalty points are awarded, a MC pays the Company cash in an amount equivalent to the awarded loyalty points, which is recorded as advances from customers. When a MC's customers redeem the loyalty points, the Company returns the cash back to the MC in an amount equivalent to the redeemed loyalty points. The awarded loyalty points expire if a MC's customer does not make any additional qualified purchase at a participating clinic within a year. The Company accumulates and tracks the points on behalf of MCs until the loyalty points expire at which time the Company recognizes an amount equivalent to the expired loyalty points as revenue.

The Company also awards certain points to MCs' customers on behalf of MCs for free in order to increase the volume of MC's sales, from which the Company earns other types of revenues, such as royalty income. When a MC's customers redeem such points, the Company reimburses MC in an amount equivalent to the used free points. The redemption of such points is recorded as a reduction of the revenue recognized.

The Company is an agent in the management of loyalty programs, and as a result, revenues are recognized net of the cost of redemptions.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Labor supporting services

The Company generates revenue by dispatching staff to MCs to provide a range of services, primarily including IT, and administrative services. The Company recognizes the revenue over the time when services are rendered. Starting from April 2025, the monthly fee for each clinic is determined using the same key criteria described above under "Franchising Revenue."

Function supporting services

The revenue is derived from providing functional supporting services to MCs, such as accounting and human resources services. The Company recognizes revenue based on a monthly service fee over the time when services are rendered. Starting from April 2025, the monthly fee for each clinic is determined using the same key criteria described above under "Franchising Revenue."

Management consulting services

The Company generates revenue by providing consulting services to MCs in relation to business operations of cosmetic dermatology. The Company recognizes the revenue over the time when services are rendered.

Rental Services Revenue

The Company generates rental income from operating leases and sales-type leases, which is accounted for under ASC Topic 842. Operating lease revenue is generally recognized on straight-line basis over the terms of the lease agreements and sales-type leases revenue is generally recognized on the lease commitment date. Also see Note 2(v).

Other Revenues

The Company generates other miscellaneous revenues such as beauty and health services revenue, leasehold improvement services revenue, real estate brokerage services revenue, interest income, etc. These revenues are recognized when the Company satisfies performance obligations.

(x) Cost of Revenues

Cost of revenues primarily consists of costs of goods sold associated with sales-type leases, rent expenses associated with operating subleases, salaries and related expenses for personnel directly involved in delivery of services to customers, and allocation of indirect costs such as corporate overhead.

(y) Advertising Expenses

Advertising expenses consist primarily of costs of promotion and marketing for the Company's image and services and are included in selling, general and administrative expenses. The Company expenses advertising costs as incurred or the first time the advertising takes place, whichever is earlier, in accordance with the ASC 720-35, "Advertising Costs". The advertising expenses were $3,122,660 and $2,782,944 for the years ended December 31, 2025 and 2024, respectively.

(z) Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable, finance lease receivables and customer loans receivable. The Company places its cash and cash equivalents with financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

For the year ended December 31, 2025, customer A, B and C represent 24%, 23% and 21% of the Company's total revenues, respectively. For the year ended December 31, 2024, customer A, B and C represent 26%, 23% and 23% of the Company's total revenues, respectively.

As of December 31, 2025, customer A, B and C account for 22%, 24% and 23% of the Company's total outstanding accounts receivable, respectively. As of December 31, 2024, customer A, B, C and D account for 17%, 28%, 26% and 10% of the Company's total outstanding accounts receivable, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the years ended December 31, 2025 and 2024, no vendor represents more than 10% of the Company's total purchases.

As of December 31, 2025, vendor A, B and C represent 14%, 22% and 14% of the Company's total outstanding accounts payable, respectively. As of December 31, 2024, vendor A and B represent 12% and 15% of the Company's total outstanding accounts payable, respectively.

(aa) Segment Reporting

ASC Topic 280, "Segment Reporting," requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's chief operating decision maker organizes segments within the company for making operating decisions, assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company's operations constitute a single reporting segment for the years ended December 31, 2025 and 2024.

(bb) Comprehensive Income or Loss

ASC Topic 220, "Comprehensive Income," establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in stockholders' equity during a period from non-owner sources.

(cc) Net Income Per Share

Basic net income per share is computed by dividing net income attributable to controlling interests by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the net income of the Company.

(dd) Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, "Related Party Disclosures," and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

(ee) Income Taxes

Income taxes are accounted for using an asset and liability method in accordance with ASC Topic 740, "Income Taxes." Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets also include the prior years' net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

(ff) Fair Value Measurements

The Company performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset's or a liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

- Level 1: quoted prices in active markets for identical assets or liabilities;

- Level 2: inputs other than Level 1 that are observable, either directly or indirectly; or

- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

As of December 31, 2025 and 2024, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. Debt that bears variable interest rates index to prime also approximates fair value as it reprices when market interest rates change.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assets measured at fair value on a recurring basis as of December 31, 2025 and 2024 are summarized below.

Fair Value Measurements as of December 31, 2025				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2025
Short-term investments:				
Available-for-sale debt security	$ —	319,193	—	$ 319,193
Long-term investments:				
Equity investments at fair value with readily determinable fair value	$ 854,927	—	—	$ 854,927

Fair Value Measurements as of December 31, 2024				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2024
Short-term investments:				
Available-for-sale debt security	$ —	—	—	$ —
Long-term investments:				
Equity investments at fair value with readily determinable fair value	$ 2,478,531	—	—	$ 2,478,531

(gg) Stock-Based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC Topic 718, "Compensation — Stock Compensation", under which the Company determines whether stock-based compensation awards should be classified and accounted for as an equity award. There were no liability awards granted during any of the periods stated herein. For all grants of stock-based compensation classified as equity awards, the cost of services received from employees and non-employees in exchange for awards is recognized in the consolidated statements of operations and comprehensive income based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company records forfeitures and cancellations as they occur.

(hh) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a loss is reasonably possible, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss, or states that such an estimate cannot be made.

(ii) Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. This accounting update also improves the information provided to investors about an entity's crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions, and changes during the reporting period. ASU 2023-08 is effective for all entities for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. The Company adopted ASU 2023-08 on January 1, 2025. See Note 2(l) and Note 10 for relevant cryptocurrency disclosures.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and for annual periods beginning after December 15, 2025 for all other entities, on a prospective basis. The Company adopted this standard on December 31, 2025. See Note 17 for relevant income tax disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606 by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. ASU 2025-11 is effective for public business entities for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. For entities other than public business entities, this amendment is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

NOTE 3 — VARIABLE INTEREST ENTITY

A VIE is defined as a legal entity whose equity owners do not have sufficient equity at risk, or, as a group, the holders of the equity investment at risk lack any of the following three characteristics: decision-making rights, the obligation to absorb losses, or the right to receive the expected residual returns of the entity. The primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the VIE that most significantly affect the entity's economic performance and the obligation to absorb expected losses or the right to receive benefits from the entity that could potentially be significant to the VIE.

The Company followed ASC Topic 810, "Consolidation", utilizing a qualitative approach, and determined that it is the primary beneficiary of its VIE, Aikawa Medical Management, Inc. ("AMM") and consolidated the result of operations, financial conditions, and cash flows of AMM in the consolidated financial statements.

NOTE 3 — VARIABLE INTEREST ENTITY (cont.)

The following amounts and balances of AMM were included in the Company's consolidated financial statements as of December 31, 2025 and 2024 and for the years then ended:

		December 31, 2025		December 31, 2024
ASSETS				
Current assets				
Cash and cash equivalents	$	4,238,149	$	41,247
Accounts receivable		10,615		20,076
Prepaid expenses and other current assets		10,831		32,493
Total Current Assets		**4,259,595**		**93,816**
Property and equipment, net		—		1,799,372
Loans receivables from subsidiaries of the Company		3,077,945		3,122,157
Other assets		2,276		2,275
Total Non-current Assets		**3,080,221**		**4,923,804**
Total Assets	$	**7,339,816**	$	**5,017,620**
LIABILITIES				
Current Liabilities				
Accounts payable	$	19,327	$	18,904
Accrued liabilities and other current liabilities		17,824		17,824
Due to related party		2,733,324		2,797,018
Total Current Liabilities		**2,770,475**		**2,833,746**
Loan payable to a subsidiary of the Company		8,265,846		8,245,328
Total Non-current Liabilities		**8,265,846**		**8,245,328**
Total Liabilities	$	**11,036,321**	$	**11,079,074**

		For the Years Ended December 31,		
		2025		2024
Revenues	$	81,472	$	269,800
Cost of revenues	$	—	$	56,510
Total operating expenses	$	476,811	$	402,397
Gain on disposal of property and equipment	$	2,750,628	$	—
Net income (loss)	$	2,364,510	$	(47,782)

		For the Years Ended December 31,		
		2025		2024
Net cash used in operating activities	$	(313,794)	$	(182,991)
Net cash provided by investing activities	$	4,509,222	$	195,000
Net cash used in financing activities	$	(63,694)	$	(78,390)

NOTE 4 — BUSINESS COMBINATION AND ASSET ACQUISITION

Business Combination and Goodwill

The Company accounted for business combination using the acquisition method of accounting under ASC Topic 805. The total purchase price was allocated to the tangible and identifiable intangible assets acquired, liabilities assumed and non-controlling interest based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill.

The determination of fair values involves the use of significant judgments and estimates. The judgments used to determine the estimated fair value assigned to assets acquired and liabilities assumed, and the intangible asset useful lives, as well as the expected future revenue from the identifiable intangible assets and related discount rates, can materially impact the Company's consolidated financial statements. Significant inputs and assumptions used for the model included the amount and timing of expected future revenues and discount rates.

Aesthetic Healthcare Holdings Pte. Ltd.

On November 20, 2024, the Company acquired 100% equity interest in Aesthetic Healthcare Holdings Pte. Ltd. ("AHH") and its subsidiaries, which operate medical aesthetics clinics in Singapore, with a cash consideration of 7.80 million Singapore Dollars ($5,725,590). The Company aimed to enter the medical aesthetics industry in the Singaporean market through this acquisition.

The purchase price allocation was determined by the Company with the assistance of a third-party valuation specialist. The purchase price was allocated on the acquisition date as follows:

Cash and cash equivalents	$	1,489,581
Inventories		259,086
Prepaid expense and other current assets		114,379
Property and equipment, net		650,119
Intangible assets, net		1,534,349
Operating lease right-of-use assets		1,187,640
Long-term prepayments		398,834
Other assets		352,802
Accounts payable		(399,037)
Accrued liabilities and other current liabilities		(354,557)
Advance from customers		(726,857)
Operating lease liabilities, current		(832,314)
Current portion of long-term loans		(35,742)
Income tax payable		(47,229)
Deferred tax liabilities		(345,269)
Operating lease liabilities, non-current		(405,107)
Other liabilities		(269,155)
Total identifiable net assets		2,571,523
Goodwill		3,154,067
Total purchase consideration	$	**5,725,590**

The intangible assets identified in conjunction with the acquisition of AHH primarily consist of trademarks, which will be amortized over a useful life of twenty years on a straight-line basis.

The Company consolidates AHH and its subsidiaries' financial information on a three-month reporting lag. Accordingly, given the acquisition closing date of November 20, 2024, the operating results of AHH for the period subsequent to the acquisition date were recorded in the Company's consolidated financial statements beginning in 2025.

Waqoo, Inc.

On January 1, 2024, the Company obtained 353,600 shares of common stock of Waqoo, Inc. ("Waqoo"), representing approximately 9.49% of Waqoo's equity interest, through a share exchange agreement in connection with the disposal of a subsidiary, Cell Pro Japan Co., Ltd. ("Cell Pro Japan"). Waqoo is listed on the Tokyo Stock Exchange (Stock Code: 4937), and the CEO of the Company is a non-controlling shareholder with more than 10% of Waqoo's equity interest.

NOTE 4 — BUSINESS COMBINATION AND ASSET ACQUISITION (cont.)

On December 19, 2025, the Company acquired an additional 575,052 shares through a tender offer, at a price of JPY1,900 per share for a total consideration of JPY1.09 billion ($6.98 million), and 989,802 shares pursuant to a share transfer agreement with the Company's CEO (an off-market transaction outside of the tender offer), at a price of JPY1,445 per share for a total consideration of JPY1.43 billion ($9.13 million). The Company's ownership of Waqoo thereby increased to approximately 54.3%, and Waqoo and its subsidiary, Cell Pro Japan, became subsidiaries of the Company. The Company recorded a remeasurement gain of $815,328 on its previously held equity interest in Waqoo at the acquisition date fair value.

The following table presents the calculation of the purchase consideration:

Re-measurement of the fair value of previously held equity interest	$	3,259,590
Purchase price on the date of acquisition		16,105,606
Total consideration	**$**	**19,365,196**

The purchase price allocation was determined by the Company with the assistance of a third-party valuation specialist. The purchase price was allocated on the acquisition date as follows:

Cash and cash equivalents	$	8,025,763
Accounts receivable		830,186
Accounts receivable - related parties		789,560
Inventories		830,765
Prepaid expense and other current assets		201,705
Property and equipment, net		2,391,105
Intangible assets, net		25,876,011
Operating lease right-of-use assets		1,103,798
Deferred tax assets		69,581
Finance lease right-of-use assets		2,042
Other assets		153,696
Accounts payable		(967,301)
Bank and other borrowings		(4,324,249)
Advance from customers		(17,918)
Income tax payable		(4,229)
Operating lease liabilities		(1,103,798)
Finance lease liabilities		(2,313)
Accrued liabilities and other current liabilities		(546,792)
Deferred tax liabilities		(9,164,822)
Other liabilities		(476,420)
Total identifiable net assets		23,666,370
Non-controlling interest		(14,883,778)
Goodwill		10,582,604
Total purchase consideration	**$**	**19,365,196**

The intangible assets identified in conjunction with the acquisition of Waqoo consist of customer relationships and developed technology, which will be amortized over a useful life of eleven years and sixteen years, respectively, on a straight-line basis. The fair values of the identified intangible assets were determined utilizing the multi-period excess earnings method, which estimates the direct cash flow expected to be generated from each of them.

The Company consolidates Waqoo and its subsidiary's financial information on a three-month reporting lag. Accordingly, given the acquisition closing date of December 19, 2025, the operating results of Waqoo for the period subsequent to the acquisition date will be recorded in the Company's consolidated financial statements beginning in 2026.

Pro forma results of operations for these business combinations have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2025 and 2024.

The Company's policy is to perform its annual impairment testing on goodwill for its reporting unit at the end of each fiscal year or more frequently if events or changes in circumstances indicate that an impairment may exist. The Company did not recognize any impairment loss on goodwill during the years ended December 31, 2025 and 2024.

NOTE 4 — BUSINESS COMBINATION AND ASSET ACQUISITION (cont.)

Asset Acquisition

The following acquisition did not meet the definition of a business combination under ASC Topic 805. Accordingly, the Company accounted for the transaction as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets. In addition, related transaction expenses are capitalized and allocated to the net assets acquired on a relative fair value basis.

MB career lounge, Co., Ltd.

On July 17, 2025, the Company acquired 100% equity interest in MB career lounge, Co., Ltd. ("MB career lounge"), a company providing management supporting services for medical institutions in Japan as a MSC, with a cash consideration of JPY2,040,000,001 ($14,150,453). The Company incurred transaction costs of JPY140,620,000 ($975,410) directly related to the acquisition, which were capitalized as a component of the net assets acquired.

The following table summarizes the amounts for the MB career lounge acquisition which were allocated to the fair value of aggregated net assets acquired:

Cash and cash equivalents	$	264,005
Accounts receivable		27,815
Prepaid expense and other current assets		4,339
Long-term prepayments		525
Intangible assets, net		22,597,646
Accounts payable		(16,028)
Accrued liabilities and other current liabilities		(29,904)
Income tax payable		(61,777)
Deferred tax liabilities		(7,660,758)
Net assets acquired	**$**	**15,125,863**

The assets in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. The intangible asset identified and valued related to the acquisition is a service agreement. The fair value of the service agreement was determined utilizing the multi-period excess earnings method, which estimates the direct cash flow expected to be generated from the service agreement acquired. The estimated useful life of the intangible asset was determined to be twenty-five years.

The results of operations, financial position and cash flows of MB career lounge have been included in the Company's consolidated financial statements since the date of acquisition.

NOTE 5 — EQUITY METHOD INVESTMENTS

On December 29, 2025, the Company acquired 10,732,089 common units of OT Midco Holdings, LLC ("OT Midco"), representing approximately 18.2% of the voting interest in OT Midco, for a total consideration of $20.3 million, including transaction costs of approximately $0.3 million. The CEO of the Company was designated by the Company as a director of the investee.

OT Midco is an intermediate holding company of Orange Twist, LLC and its subsidiaries (collectively, "OrangeTwist"). Through this investment, the Company holds an indirect minority interest in OrangeTwist.

The Company recognizes its portion of the earnings or losses for its equity method investment in OT Midco on a three-month lag. Accordingly, given the investment closing date of December 29, 2025, the earnings or losses from this investment for the period subsequent to the closing date will be reflected in the Company's consolidated financial statements beginning in 2026.

NOTE 6 — DISPOSAL OF SUBSIDIARIES

Cell Pro Japan Co., Ltd.

On January 1, 2024, the Company disposed of its subsidiary, Cell Pro Japan Co., Ltd. ("Cell Pro Japan"), to Waqoo, Inc. ("Waqoo"), in exchange for 353,600 shares of Waqoo's common stock through a share exchange agreement. The disposal of Cell Pro Japan did not constitute a strategic shift that would have a major effect on the Company's operations and financial results. As a result, the results of operations for Cell Pro Japan were not reported as discontinued operations. During the year ended December 31, 2024, the Company recognized a gain of $3,813,609 on the disposal of Cell Pro Japan. In December 2025, Cell Pro Japan became a subsidiary again following the Company's acquisition of Waqoo (see Note 4).

SBC Kijimadaira Resort Inc. and Skynet Academy Co., Ltd.

On December 23, 2024, the Company disposed of its subsidiary, SBC Kijimadaira Resort Inc. ("Kijima") to SBC Inc., a company controlled by the CEO of the Company, who is also the controlling shareholder of the Company, for a cash consideration of JPY 1. In connection with this transaction, Kijima's existing loans of JPY826,000,000 ($5,268,227) from SBC Inc. were deemed effectively settled as a result of the disposal. The settlement amount was included in the total disposal consideration summarized as follows:

Cash consideration	$	0
Effective settlement of existing loans		5,268,227
Total consideration	**$**	**5,268,227**

On December 23, 2024, the Company disposed of its subsidiary, Skynet Academy Co., Ltd. ("Skynet"), to Hariver Inc., a company controlled by the CEO of the Company, who is also the controlling shareholder of the Company, for a cash consideration of JPY70,000,000 ($446,460).

The consideration received in excess of the net book value of net assets disposed, totaling $1,473,571 for Kijima and Skynet, was included as a deemed contribution in connection with disposal of subsidiaries in the Company's consolidated statements of changes in stockholders' equity, including the derecognition of goodwill of $1,724,040. The disposal of Kijima and Skynet did not constitute a strategic shift that would have a major effect on the Company's operations and financial results. As a result, the results of operations for Kijima and Skynet were not reported as discontinued operations.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2025 and 2024, prepaid expenses and other current assets consist of the following:

	December 31, 2025		December 31, 2024	
Advances to suppliers	$	11,111,347	$	9,693,043
Other receivables*		486,326		1,558,223
Others		127,179		25,536
Total	**$**	**11,724,852**	**$**	**11,276,802**

* Represent reimbursement receivables from a business partner and other miscellaneous receivables.

NOTE 8 — FINANCE LEASE RECEIVABLES

As of December 31, 2025 and 2024, finance lease receivables consist of the following:

	December 31, 2025		December 31, 2024	
Future minimum lease payments receivable	$	26,636,777	$	14,427,511
Estimated residual value		—		—
Gross finance lease receivables		**26,636,777**		**14,427,511**
Less: unearned interest income		(57,909)		(37,344)
Finance lease receivables	**$**	**26,578,868**	**$**	**14,390,167**
Finance lease receivables, current	$	12,832,355	$	5,992,585
Finance lease receivables, non-current	$	13,746,513	$	8,397,582

NOTE 8 — FINANCE LEASE RECEIVABLES (cont.)

As of December 31, 2025, maturities of the Company's gross finance lease receivables are as follows:

Years ending December 31,		
2026	$	12,845,205
2027		10,070,386
2028		3,721,186
2029 and thereafter		—
Total	$	**26,636,777**

NOTE 9 — PROPERTY AND EQUIPMENT, NET

As of December 31, 2025 and 2024, property and equipment, net consist of the following:

	December 31, 2025		December 31, 2024	
Land	$	—	$	2,008,132
Buildings and facilities attached to buildings		4,287,588		5,373,424
Machinery, equipment and automobiles		4,228,598		4,312,270
Aircraft		241,434		3,510,376
Software		5,879,421		4,811,260
Construction in progress		2,041,608		—
Subtotal		**16,678,649**		**20,015,462**
Less: accumulated depreciation		(7,667,935)		(8,749,391)
Less: accumulated impairment		(1,471,322)		(2,494,169)
Property and equipment, net	$	**7,539,392**	$	**8,771,902**

Depreciation expense was $2,007,164 and $2,726,348 for the years ended December 31, 2025 and 2024, respectively.

The Company recognized a gain on disposal of property and equipment of $3,145,622 and $325,761 for the years ended December 31, 2025 and 2024, respectively, of which approximately $2.75 million for the year ended December 31, 2025 was generated by the Company's VIE related to the closure of a related-party clinic customer in Irvine, California.

NOTE 10 — CRYPTOCURRENCIES

During the year ended December 31, 2025, the Company purchased five Bitcoins and subsequently sold all of them.

The following table presents a roll-forward of the Company's cryptocurrency holdings during the year ended December 31, 2025:

	Bitcoin Fair Value	
Cryptocurrencies at December 31, 2024	$	—
Purchases of cryptocurrencies		424,250
Sales of cryptocurrencies		(457,828)
Realized gain on cryptocurrencies		33,578
Cryptocurrencies at December 31, 2025	$	—

NOTE 11 — INTANGIBLE ASSETS, NET

As of December 31, 2025 and 2024, intangible assets, net consist of the following:

	December 31, 2025	December 31, 2024
Patent use right	$ 16,598,040	$ 16,582,795
Trademarks	1,315,508	1,237,820
Customer relationships	1,928,056	192,911
Service agreement	20,797,278	—
Developed technology	24,143,765	—
Others	114,514	159,321
Subtotal	**64,897,161**	**18,172,847**
Less: accumulated amortization	(2,630,988)	(2,072,849)
Less: accumulated impairment	(14,523,285)	(14,509,946)
Intangible assets, net	**$ 47,742,888**	**$ 1,590,052**

Amortization expense was $573,438 and $1,073,029 for the years ended December 31, 2025 and 2024, respectively.

The Company recognized an impairment loss of $15,058,965 on patent use right for the year ended December 31, 2024.

Estimated future amortization expense related to intangible assets as of December 31, 2025 is as follows:

Years ending December 31,	Amortization Expense
2026	$ 2,667,054
2027	2,667,054
2028	2,586,391
2029	2,565,299
2030	2,564,307
Thereafter	34,692,783
Total	**$ 47,742,888**

NOTE 12 — LONG-TERM INVESTMENTS, NET

As of December 31, 2025 and 2024, long-term investments, net consist of the following:

	December 31, 2025	December 31, 2024
Investments in private entities or organizations that do not report NAV per share:		
Entities or organizations without observable price changes	$ 1,721,351	$ 1,719,770
Investment in a public entity with readily determinable fair value – related party (Waqoo)	—	2,478,531
Investment in a public entity with readily determinable fair value	854,927	—
Less: accumulated impairment	(1,276,912)	(1,148,329)
Long-term investments, net	**$ 1,299,366**	**$ 3,049,972**

In January 2024, in connection with the disposal of Cell Pro Japan, the Company acquired 353,600 shares of common stock of Waqoo and recognized an unrealized loss of $2,617,435 for the year ended December 31, 2024. In December 2025, in connection with the acquisition of Waqoo (see Note 4), the Company recognized a realized gain of $815,328 from the remeasurement of its previously held investment in Waqoo to the acquisition date fair value.

The Company recognized an unrealized gain on long-term investment in a public entity with readily determinable fair value of $247,514 for the year ended December 31, 2025.

The Company recognized an impairment loss of $133,513 and $529,596 on long-term investments in privately held entities that do not report NAV per share for the years ended December 31, 2025 and 2024, respectively.

NOTE 13 — OTHER ASSETS

As of December 31, 2025 and 2024, other assets consist of the following:

	December 31, 2025	December 31, 2024
Security deposits	$ 3,104,497	$ 2,921,855
Corporate-owned life insurance policies	3,487,391	11,563,720
Long-term loans receivable, primarily student loans	513,326	578,995
Others	158,478	488,883
Total	**$ 7,263,692**	**$ 15,553,453**

NOTE 14 — ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

As of December 31, 2025 and 2024, accrued liabilities and other current liabilities consist of the following:

	December 31, 2025	December 31, 2024
Individual income tax withheld on behalf of employees	$ 1,059,398	$ 859,446
Wages and bonus payables	3,892,930	3,173,679
Consumption tax payable	1,161,676	3,827,080
Loyalty program future point redemption obligation	5,247,162	—
Others	183,529	242,989
Total	**$ 11,544,695**	**$ 8,103,194**

NOTE 15 — BANK AND OTHER BORROWINGS

As of December 31, 2025 and 2024, the Company's borrowings from banks and other financial institutions consist of the following:

Indebtedness	Weighted Average Interest Rate*	Weighted Average Years to Maturity*	December 31, 2025	December 31, 2024
Guaranteed loans				
Fixed rate loans	1.25%	1.82	$ 58,412	$ 90,274
Variable rate loans	1.69%	2.19	7,635,865	6,473,490
Subtotal	**1.69%**	**2.18**	**7,694,277**	**6,563,764**
Unsecured loans				
Fixed rate loans	2.33%	0.38	149,204	35,742
Variable rate loans	1.11%	4.70	33,777,069	—
Variable rate loans borrowed under revolving lines of credit	1.24%	0.19	1,212,934	—
Subtotal	**1.12%**	**4.53**	**35,139,207**	**35,742**
Total loans	**1.22%**	**4.11**	**42,833,484**	**6,599,506**
Less: current portion			(9,099,046)	(96,824)
Non-current portion			**$ 33,734,438**	**$ 6,502,682**

* Pertained to information for loans outstanding as of December 31, 2025.

The Company borrowed loans from various banks and financial institutions for working capital, security investments, and mergers and acquisitions ("M&A") purposes.

Interest expense was $148,238 and $28,300 for the years ended December 31, 2025 and 2024, respectively.

NOTE 15 — BANK AND OTHER BORROWINGS (cont.)

As of December 31, 2025 and 2024, the Company had borrowings under revolving lines of credit as follows:

Line of credit *		December 31, 2025		December 31, 2024
Maximum available amounts	$	1,915,158	$	—
Borrowed amounts **	$	1,212,934	$	—

* These revolving lines of credit automatically renew annually unless canceled in writings.
** Borrowings typically have three-month to one-year terms.

The guarantee information of the Company's outstanding loans as of December 31, 2025 and 2024 consists of the following:

		December 31, 2025		December 31, 2024
Co-guaranteed by CEO of subsidiaries within the Company's organizational structure and Tokyo Credit Guarantee Association	$	122,047	$	185,766
Guaranteed by subsidiaries within the Company's organizational structure	$	7,572,230	$	6,377,998

As of December 31, 2025, future minimum payments for bank and other borrowings are as follows:

Years ending December 31,		Principal Repayment
2026	$	9,099,046
2027		13,954,055
2028		7,437,818
2029		6,906,623
2030		5,435,942
Thereafter		—
Total	**$**	**42,833,484**

NOTE 16 — LEASES — AS A LESSEE

The Company has entered into operating leases for offices and sublease purposes, with terms ranging from two to seven years, and finance leases for certain medical and office equipment, with terms of four to five years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financial statements.

During the years ended December 31, 2025 and 2024, certain operating leases were guaranteed by related parties of the Company.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term. Finance lease costs include amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with an initial term of twelve months or less are not recorded in the consolidated balance sheets.

The components of lease costs are as follows:

		For the Years Ended December 31,		
		2025		2024
Finance lease costs:				
Amortization of finance lease right-of-use assets	$	103,698	$	—
Interest on finance lease liabilities		12,345		—
Total finance lease costs		116,043		—
Operating lease costs		4,730,006		3,877,048
Short-term lease costs		515,735		286,009
Total lease costs	**$**	**5,361,784**	**$**	**4,163,057**

NOTE 16 — LEASES — AS A LESSEE (cont.)

The following table presents supplemental information related to the Company's leases:

	For the Years Ended December 31,	
	2025	**2024**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 4,927,460	$ 4,105,434
Operating cash flows from finance leases	12,345	—
Financing cash flows from finance leases	331,365	—
Non-cash information:		
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,322,455	—
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	612,466	—
Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	5,302,043	2,908,554
Weighted average remaining lease term (years)		
Operating leases	2.40	1.66
Finance leases	2.29	—
Weighted average discount rate (per annum)		
Operating leases	0.82%	0.65%
Finance leases	5.14%	—

As of December 31, 2025, the future maturity of operating and finance lease liabilities is as follows:

Years ending December 31,	Operating Leases	Finance Leases
2026	$ 4,376,464	$ 133,483
2027	2,389,691	77,228
2028	1,592,536	44,084
2029	240,370	7,387
2030	55,003	—
Thereafter	—	—
Total undiscounted lease payments	**8,654,064**	**262,182**
Less: imputed interest	(100,847)	(12,709)
Present value of lease liabilities	**8,553,217**	**249,473**
Less: lease liabilities, current	(4,416,960)	(132,946)
Lease liabilities, non-current	**$ 4,136,257**	**$ 116,527**

NOTE 17 — INCOME TAXES

United States

SBC Medical Group Holdings Incorporated, SBC Medical Group, Inc., SBC Healthcare Inc., SBC Irvine, LLC, and Aikawa Medical Management, Inc. are incorporated in the United States and subject to federal income tax rate at 21% and California state income tax rate at 6.98%.

On July 4, 2025, President Trump signed into law the legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA"). The OBBBA includes various provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We have incorporated the provisions that were effective during 2025 and assessed that the impacts did not have a material impact on our consolidated financial statements. We continue to assess any future impacts on our consolidated financial statements and will recognize the income tax effects beginning in the period in which they are effective.

NOTE 17 — INCOME TAXES (cont.)

Japan

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. During the years ended December 31, 2025 and 2024, substantially all the taxable income of the Company was generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 34.69% for the years ended December 31, 2025 and 2024.

Vietnam

Shoubikai Medical Vietnam Co., Ltd. is incorporated in Vietnam and subject to income tax rate at 20% statutory tax rate with respect to the assessable income generated from Vietnam.

Singapore

Aesthetic Healthcare Holdings Pte. Ltd. and its subsidiaries, and SBC MEDICAL APAC PTE. LTD. are incorporated in Singapore and subject to income tax rate at 17% statutory tax rate with respect to the assessable profits generated from Singapore.

For the years ended December 31, 2025 and 2024, the Company's income tax expenses are as follows:

	For the Years Ended December 31,	
	2025	**2024**
Current	$ 25,693,625	$ 41,183,012
Deferred	5,326,982	(14,417,087)
Total	**$ 31,020,607**	**$ 26,765,925**

After the adoption of ASU 2023-09 on a prospective basis, a reconciliation of the provision for income taxes to the amount computed by applying the 21% U.S. federal statutory income tax rate to income before income taxes for the year ended December 31, 2025 is as follows:

	For the Year Ended December 31, 2025	
	Amount	**Percent**
U.S. federal statutory tax rate	$ 17,232,072	21.00%
State income taxes, net of federal income tax effect	5,727,613	6.98%
Foreign Tax Effects:		
Japan:		
Statutory tax rate difference	6,364,700	7.76%
Deemed contribution in connection with disposal of property and equipment subject to tax	2,813,334	3.43%
Non-taxable income	(815,328)	(0.99%)
Effect of tax payments and dues	(2,745,601)	(3.35%)
Others	(833,226)	(1.02%)
Other tax jurisdictions	(64,324)	(0.08%)
Non-deductible compensation	3,077,800	3.75%
Other adjustments	263,567	0.32%
Effective tax rate	$ 31,020,607	37.80%

NOTE 17 — INCOME TAXES (cont.)

For the year ended December 31, 2024, prior to the adoption of ASU 2023-09, a reconciliation of the effective income tax rate to the U.S. federal statutory income tax rate is as follows:

	For the Year Ended December 31, 2024
U.S. federal statutory tax rate	21.00%
State income tax expense, net of federal income tax effect	6.98%
Effect of income tax rate difference under different tax jurisdictions	8.79%
Expenses not deductible for tax purpose	0.46%
Effect of change in valuation allowance	2.10%
Effect of tax payments and dues	(3.27%)
Other adjustments	0.38%
Effective tax rate	**36.44%**

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities on December 31, 2025 and 2024 are presented below:

	December 31, 2025	December 31, 2024
Deferred income tax assets		
Revenue and expense adjustments	$ 1,820,241	$ 2,317,931
Change in cash surrender value of life insurance policies	—	370,625
Lease liabilities	1,708,975	1,507,518
Net operating losses carried forward	—	13,543,915
Impairment on intangible assets	5,206,669	5,498,205
Fair value change on investment securities	—	877,026
Others	1,232,218	178,597
Total deferred income tax assets	**9,968,103**	**24,293,817**
Less: valuation allowance	—	(8,640,332)
Total deferred income tax assets, net	**$ 9,968,103**	**$ 15,653,485**

	December 31, 2025	December 31, 2024
Deferred income tax liabilities:		
Revenue and expense adjustments	$ (1,797,967)	$ (2,602,712)
Change in cash surrender value of life insurance policies	(2,403,269)	(1,720,120)
Right-of-use assets	(1,668,573)	(1,415,168)
Intangible assets acquired through business combinations	(16,374,832)	(354,739)
Others	(84,000)	(688,698)
Total deferred income tax liabilities	**$ (22,328,641)**	**$ (6,781,437)**
Deferred income tax assets, net	**$ 4,014,294**	**$ 9,798,071**
Deferred income tax liabilities, net	**$ (16,374,832)**	**$ (926,023)**

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

NOTE 17 — INCOME TAXES (cont.)

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company's projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred tax assets as of December 31, 2025 and 2024. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations or other factors.

The following table presents income taxes paid, net of refunds:

	For the Year Ended December 31,
	2025
Japan	$ 36,270,188
U.S.	920,000
Net total	$ 37,190,188

Uncertain tax positions

The Company evaluates each uncertain tax position (including the applicability of interest and penalties) based on technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company does not anticipate in any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2025. Open tax years in Japan are five years. The Company's income tax returns filed in Japan for the tax years prior to March 31, 2023 were examined by the relevant tax authorities.

NOTE 18 — SHAREHOLDER'S EQUITY

The Company is authorized to issue 400,000,000 shares of common stock, par value of $0.0001 per share ("Common Stock"), and 20,000,000 shares of undesignated preferred stock, par value of $0.0001 per share.

In September 2024, upon the closing of the Business Combination, the Company issued 94,192,433 shares of common stock to the former shareholder of Legacy SBC as merger consideration, and the Company gave effect to the issuance of 5,080,820 shares of common stock for the Class A common stock that were previously issued by Pono and outstanding at the closing date of the Business Combination. In addition, the convertible promissory note of $2,700,000 that Legacy SBC purchased from Pono was automatically converted to 270,000 shares of common stock, which were recorded as treasury stock on the consolidated balance sheets.

In September 2024, the Company issued 339,565 shares of common stock for no proceeds as follows: (i) 83,250 shares to Wolverine Flagship Fund Trading Limited, (ii) 96,030 shares to Amethyst Arbitrage International Master Fund, (iii) 100,000 shares to Radcliffe SPAC Master Fund, L.P. and (iv) 60,285 shares to Verition Multi-Strategy Master Fund Ltd. as incentive shares pursuant to the Non-Redemption Agreements, entered into in May 2023, by and among Pono, Mehana Capital LLC and certain unaffiliated stockholders, including Wolverine Flagship Fund Trading Limited, Amethyst Arbitrage International Master Fund, Radcliffe SPAC Master Fund, L.P. and Verition Multi-Strategy Master Fund Ltd ("Non-Redemption Agreements").

In February 2025, the Company issued 860,435 shares of common stock, with no proceeds, to Mehana Capital LLC as incentive shares pursuant to the Non-Redemption Agreements entered into in May 2023 by and among Pono, Mehana Capital LLC, and certain unaffiliated stockholders, including Wolverine Flagship Fund Trading Limited, Amethyst Arbitrage International Master Fund, Radcliffe SPAC Master Fund, L.P., and Verition Multi-Strategy Master Fund Ltd.

In May 2025, the Company's board of directors approved a share repurchase plan ("2025 Share Repurchase Program"), authorizing the repurchases of up to $5.0 million of the Company's common stock. The Company completed the program in July 2025. Under the program, the Company repurchased an aggregate of 1,034,308 shares of common stock for a total cash consideration of approximately $5.0 million.

As of December 31, 2025 and 2024, there were 103,881,251 and 103,020,816 shares issued, 102,576,943 and 102,750,816 shares outstanding, respectively, and no preferred stock issued and outstanding.

NOTE 18 — SHAREHOLDER'S EQUITY (cont.)

Stock-based compensation

On November 18, 2022 ("Effective Date"), the Company entered into a Common Stock Purchase Warrant Agreement (the "Warrant Agreement") with HeartCore Enterprise, Inc. ("HeartCore") pursuant to which it agreed to compensate HeartCore with common stock purchase warrants (the "Warrants") in exchange for professional services to be provided by HeartCore in connection with its merger or other transaction with a special purpose acquisition company ("SPAC") wherein the Company becomes a subsidiary of the SPAC (the "Merger"). The Warrants were fully vested as of the Effective Date, however, HeartCore can exercise the Warrants in 10 years only upon the Company's consummation of the Merger or the occurrence of other fundamental events defined in the Warrant Agreement to purchase 2.7% of the fully diluted shares of the Company's common stock as of the date of the Merger, for an exercise price per share of $0.01. As the performance condition of exercisability was satisfied upon the closing of Business Combination, the Company recognized stock-based compensation of $13,022,692 during the year ended December 31, 2024. On September 27, 2024, the Warrants were fully exercised, and 3,137,998 shares of common stock were issued.

In January 2024, the Company terminated 449,190 common stock options granted to doctors of related-party MCs (the "Holders") in September 2023. In connection with the termination, the Company entered into a common stock purchase warrant agreement (the "Warrant Agreement III") pursuant to which the Company issued to the Holders warrants to acquire an equal number of shares of common stock as previously subject to the options issued to each of the Holders in September 2023. The warrants may be exercised on the three-month, fifteen-month, and twenty-seven-month anniversary of the date of the Company completes its merger or other transaction with a special purpose acquisition company ("SPAC") wherein the Company becomes a subsidiary of the SPAC (the "Merger") or the occurrence of other fundamental events defined in the Warrant Agreement III (the "Trigger Date"), to acquire an amount equal to one-third of the applicable shares of common stock, respectively, with an exercise price per share of $0.0001. The warrants were fully vested on the grant date and will expire on the tenth anniversary of the Trigger Date.

In June and July 2024, the Company terminated all common stock options and warrants ever granted, except for Warrants granted to HeartCore in November 2022.

The following table summarizes the stock option/warrant activities and related information for the years ended December 31, 2025 and 2024:

	Number of Warrants		Weighted Average Exercise Price	Weighted Average Remaining Term (Years)		Intrinsic Value
As of January 1, 2024	4,918,998	$	0.0064	10.00	$	—
Granted	449,190		0.0001	10.00		—
Additions pursuant to the Business Combination*	12,134,375		11.50	5.00		
Exercised	(3,137,998)		0.01	—		—
Forfeited/Cancelled	(2,230,190)		0.0001	—		—
As of December 31, 2024	**12,134,375**	$	**11.50**	**4.80**	$	—
Granted	—		—	—		—
Exercised	—		—	—		—
Forfeited/Cancelled	—		—	—		—
As of December 31, 2025	**12,134,375**	$	**11.50**	**3.80**	$	—
Vested and exercisable as of December 31, 2025	**12,134,375**	$	**11.50**	**3.80**	$	—

* There were 12,134,375 warrants issued by Pono, prior to the Business Combination, among which 11,500,000 warrants were issued through its initial public offering ("IPO") ("Public Warrants") and 634,375 were issued through a private placement ("Placement Warrants"). Each warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share at any time commencing on October 17, 2024 until October 17, 2029, or earlier upon redemption or liquidation.

The fair value of the stock-based compensation recognized in the consolidated financial statements was estimated using the binomial option pricing model, and based on the equity value estimated using 1) income approach with the discounted cash flow valuation method, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rates, and 2) market approach with metrics of publicly traded companies or historically completed transactions of comparable businesses, with the assistance of an independent valuation specialist. The Company applied a weighting to the income approach and market approach to determine the fair value.

NOTE 19 — DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consist of the following:

	For the Years Ended December 31,			
	2025		**2024**	
Franchising revenue	$	45,943,241	$	61,033,032
Procurement revenue		56,053,171		54,814,399
Management services revenue		29,628,534		53,113,155
Rental services revenue		23,032,651		16,141,714
Others		18,949,892		20,313,242
Total	$	**173,607,489**	$	**205,415,542**

During the years ended December 31, 2025 and 2024, the Company recognized revenue of $843,755 and $1,970,889 from the opening balance of advances from customers, respectively; and recognized revenue of $5,571,719 and nil from the opening balance of advances from customers — related parties, respectively.

As of December 31, 2025 and 2024, and for the years ended December 31, 2025 and 2024, substantially all of our long-lived assets and revenues generated were attributed to the Company's operations in Japan.

NOTE 20 — RELATED PARTY TRANSACTIONS

The related parties that had material transactions for the years ended December 31, 2025 and 2024 consist of the following:

Name of Related Parties	Nature of Relationship as of December 31, 2025
Yoshiyuki Aikawa	Controlling shareholder, director and CEO of the Company
Medical Corporation Shobikai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Kowakai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Nasukai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Aikeikai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Jukeikai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Ritz Cosmetic Surgery	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Association Furinkai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Association Junikai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Misakikai	The relatives of CEO of the Company being the Members of the MC
General Incorporated Association Miotokai	The relatives of CEO of the Company being the Members of the MC
Hariver Inc.	Controlled by the CEO of the Company
Skynet Academy Co., Ltd. *	Subsidiary of Hariver, Inc., a company controlled by the CEO of the Company
Japan Medical & Beauty Inc.	Controlled by the CEO of the Company
AI Med Inc.	The CEO of the Company is a principal shareholder of AI Med Inc.
Co-medical Co., Ltd.	The CEO of the Company is a principal shareholder of Co-medical Co., Ltd.
SBC Inc.	Controlled by the CEO of the Company
SBC Shonan Osteopathic Clinic Inc.	The CEO of the Company is a principal shareholder of SBC Shonan Osteopathic Clinic Inc.
General Incorporated Association SBC	The CEO of the Company being the Member of General Incorporated Association SBC
Public Interest Foundation SBC Medical Promotion Foundation	The relative of CEO of the Company being a Member of Public Interest Foundation SBC Medical Promotion Foundation
SBC Tokyo Medical University	The CEO of the Company is the chairman of SBC Tokyo Medical University
SBC Irvine MC	Significantly influenced by the Company
MEDIROM Healthcare Technologies Inc. ("MEDIROM")	Fumitoshi Fujiwara, an independent director and Chairman of the Audit Committee of the Company, serves as a Director and Chief Financial Officer of MEDIROM, a company listed on Nasdaq.
SBC Kijimadaira Resort Inc. *	Previously a subsidiary of SBC Inc., a company controlled by the CEO of the Company; Merged with and into SBC Inc. on July 1, 2025, and corporate existence ceased.
General Incorporated Association Taiseikai	The relatives of CEO of the Company being the Members of General Incorporated Association Taiseikai
Waqoo, Inc.	Prior to December 19, 2025, the CEO of the Company was a principal shareholder of Waqoo, Inc. Since then, it has been a majority-owned subsidiary. See Note 4 for further details

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

* Former subsidiaries of the Company that were disposed of to entities controlled by the CEO of the Company on December 23, 2024. See Note 6 for further details.

During the years ended December 31, 2025 and 2024, the transactions with related parties are as follows:

Revenues, net	For the Years Ended December 31,	
	2025	2024
Medical Corporation Shobikai	$ 40,953,913	$ 53,862,520
Medical Corporation Kowakai	37,101,866	46,756,189
Medical Corporation Nasukai	39,559,694	46,355,437
Medical Corporation Aikeikai	13,519,257	17,997,072
Medical Corporation Jukeikai	4,140,162	5,666,907
Medical Corporation Ritz Cosmetic Surgery	4,353,503	7,435,446
Japan Medical & Beauty Inc.	40,514	39,620
Hariver Inc.	20,050	19,810
SBC Inc.	760	2,512
Public Interest Foundation SBC Medical Promotion Foundation	67	107
General Incorporated Association SBC	—	801
SBC Tokyo Medical University	93,068	45,286
SBC Shonan Osteopathic Clinic Inc.	3,884	56,740
Yoshiyuki Aikawa	39,781	98,445
AI Med Inc.	377	787
SBC Irvine MC	239,538	1,204,107
Medical Corporation Association Furinkai	11,092,065	11,708,183
Medical Corporation Association Junikai	7,272,431	3,923,228
General Incorporated Association Taiseikai	—	692
Skynet Academy Co., Ltd.	26,734	—
SBC Kijimadaira Resort Inc.	78	—
Medical Corporation Misakikai	373,152	—
General Incorporated Association Miotokai	30,076	—
Total	**$ 158,860,970**	**$ 195,173,889**

Cost of revenues	For the Years Ended December 31,	
	2025	2024
Medical Corporation Nasukai	$ 79,424	$ —
Medical Corporation Aikeikai	4,797	—
Japan Medical & Beauty Inc.	12,095,280	8,472,202
SBC Tokyo Medical University	364,552	—
SBC Kijimadaira Resort Inc.	78,285	—
SBC Inc.	734,398	—
Waqoo, Inc.	300,479	—
Co-medical Co., Ltd.	350	—
Total	**$ 13,657,565**	**$ 8,472,202**

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

	For the Years Ended December 31,			
Selling, general and administrative expenses	**2025**		**2024**	
Medical Corporation Shobikai	$	598,483	$	—
Medical Corporation Kowakai		8,244		—
Medical Corporation Nasukai		21,601		—
Medical Corporation Aikeikai		77,544		—
Medical Corporation Jukeikai		791		—
Medical Corporation Association Junikai		337		—
Medical Corporation Association Furinkai		429		—
SBC Inc.		7		—
General Incorporated Association SBC		19,859		—
Co-medical Co., Ltd.		1,166		—
Medical Corporation Association Misakikai		22,635		—
Total	**$**	**751,096**	**$**	**—**

	For the Years Ended December 31,			
Other income	**2025**		**2024**	
Medical Corporation Shobikai	$	—	$	999,350
Medical Corporation Kowakai		—		568,092
Medical Corporation Nasukai		—		764,809
Medical Corporation Aikeikai		—		316,352
Medical Corporation Jukeikai		—		24,474
Skynet Academy Co., Ltd.		3,069		—
Total	**$**	**3,069**	**$**	**2,673,077**

As of December 31, 2025 and 2024, the balances with related parties are as follows:

	December 31, 2025		December 31, 2024	
Accounts receivable				
Medical Corporation Shobikai	$	6,618,853	$	5,091,430
Medical Corporation Nasukai		7,268,301		8,552,722
Medical Corporation Kowakai		6,930,382		7,742,251
Medical Corporation Aikeikai		2,938,667		3,071,378
Medical Corporation Jukeikai		920,649		993,944
Medical Corporation Association Furinkai		1,065,239		1,263,602
Medical Corporation Ritz Cosmetic Surgery		978,614		817,283
Medical Corporation Association Junikai		700,794		283,298
SBC Tokyo Medical University		5,614		536
AI Med Inc.		33		33
SBC Inc.		382		137
Public Interest Foundation SBC Medical Promotion Foundation		30		36
SBC Shonan Osteopathic Clinic Inc.		—		4
SBC Irvine MC		—		693,850
General Incorporated Association SBC		5,171		—
SBC Kijimadaira Resort Inc.		—		336,176
Medical Corporation Misakikai		73,734		—
General Incorporated Association Miotokai		5,267		—
Total	**$**	**27,511,730**	**$**	**28,846,680**

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

Short-term investments	December 31, 2025		December 31, 2024	
MEDIROM Healthcare Technologies Inc.	$	319,193	$	—
Total	**$**	**319,193**	**$**	**—**

Finance lease receivables	December 31, 2025		December 31, 2024	
Medical Corporation Shobikai	$	4,830,319	$	1,877,291
Medical Corporation Kowakai		5,586,393		2,490,705
Medical Corporation Nasukai		6,633,510		3,872,683
Medical Corporation Aikeikai		2,206,227		1,047,821
Medical Corporation Ritz Cosmetic Surgery		1,885,804		2,479,771
Medical Corporation Jukeikai		953,857		500,244
Medical Corporation Association Furinkai		1,432,106		1,891,412
Medical Corporation Association Junikai		3,033,529		197,452
SBC Shonan Osteopathic Clinic Inc.		17,123		32,788
Total		**26,578,868**		**14,390,167**
Less: current portion		(12,832,355)		(5,992,585)
Non-current portion	**$**	**13,746,513**	**$**	**8,397,582**

Due from related party, net	December 31, 2025		December 31, 2024	
SBC Irvine MC	$	2,762,999	$	2,836,013
Less: allowance for credit loss		(2,762,999)		(2,836,013)
Total	**$**	**—**	**$**	**—**

Long-term investments in MCs	December 31, 2025		December 31, 2024	
Medical Corporation Shobikai	$	6,384	$	6,378
Medical Corporation Kowakai		6,384		6,378
Medical Corporation Nasukai		6,384		6,378
Medical Corporation Aikeikai		6,384		6,378
Medical Corporation Jukeikai		6,866,219		6,859,913
Medical Corporation Ritz Cosmetic Surgery		10,945,538		10,935,485
Total	**$**	**17,837,293**	**$**	**17,820,910**

Accounts payable	December 31, 2025		December 31, 2024	
Japan Medical & Beauty Inc.	$	48,839	$	659,044
Medical Corporation Shobikai		230,354		—
Medical Corporation Kowakai		101,565		—
Medical Corporation Nasukai		127,750		—
Medical Corporation Aikeikai		57,068		—
Medical Corporation Jukeikai		8,718		—
Medical Corporation Association Furinkai		11,674		—
Medical Corporation Ritz Cosmetic Surgery		10,462		—
General Incorporated Association SBC		536		—
SBC Tokyo Medical University		31,919		—
SBC Shonan Osteopathic Clinic Inc.		958		—
Medical Corporation Association Misakikai		21,620		—
Total	**$**	**651,463**	**$**	**659,044**

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

Advances from customers	December 31, 2025	December 31, 2024
Medical Corporation Shobikai	$ 1,712,820	$ 5,076,300
Medical Corporation Kowakai	1,145,776	1,801,034
Medical Corporation Nasukai	1,098,435	1,745,069
Medical Corporation Aikeikai	430,305	379,931
Medical Corporation Jukeikai	100,808	140,170
Medical Corporation Ritz Cosmetic Surgery	64,569	45,701
SBC Shonan Osteopathic Clinic Inc.	—	16,395
Medical Corporation Association Furinkai	370,797	940,007
Medical Corporation Association Junikai	433,711	1,594,926
Total	**$ 5,357,221**	**$ 11,739,533**

Notes payables	December 31, 2025	December 31, 2024
Medical Corporation Shobikai	$ —	$ 4,653
Medical Corporation Kowakai	—	14,672
Medical Corporation Nasukai	—	8,827
Medical Corporation Aikeikai	—	2,236
Medical Corporation Ritz Cosmetic Surgery	—	1,201
Total	**—**	**31,589**
Less: current portion	—	(26,255)
Non-current portion	**$ —**	**$ 5,334**

Due to related party	December 31, 2025	December 31, 2024
Yoshiyuki Aikawa	$ 2,692,673	$ 2,823,590
Total	**$ 2,692,673**	**$ 2,823,590**

Allowance for credit loss movement	For the Years Ended December 31, 2025	For the Years Ended December 31, 2024
Beginning balance	$ 2,836,013	$ 3,238,209
Provision for credit loss	—	622,804
Reversal of credit loss	(73,014)	(1,025,000)
Ending balance	**$ 2,762,999**	**$ 2,836,013**

The balances of due to and due from related parties represent outstanding loans to and from related parties, respectively, as of December 31, 2025 and 2024. These loans are non-secured, interest-free and due on demand.

For the year ended December 31, 2025, the Company paid officer compensation of approximately JPY240 million ($1,604,028) to Yoshiko Aikawa, the CEO of the Company's subsidiaries and mother of the Company's CEO, and recorded it in selling, general and administrative expenses.

In June 2025, the Company entered into a memorandum of sale for an aircraft pursuant to the property sales agreement dated August 18, 2023 with General Incorporated Association SBC, an entity controlled by the CEO of the Company, who is also the controlling shareholder of the Company. The original sale price was increased by approximately $10.35 million, which was recorded as a deemed contribution in connection with price modification on disposal of property and equipment in the Company's consolidated statements of changes in stockholders' equity.

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

In December 2025, the Company purchased unsecured convertible bonds issued by MEDIROM of with a principal amount of JPY50,000,000 ($334,173 when purchased). The bonds bear interest at 2% per annum, mature on June 30, 2026 with an option for extension to December 25, 2026, at the issuer's discretion, and are convertible into common shares of MEDIROM at a conversion price of JPY343 per common share, subject to customary adjustments upon the occurrence of certain events. The bonds were classified as available-for-sale debt securities and recorded as short-term investments - related parties.

Also see Note 2(a), 4, 6, 12, 15, 16, 19 and 22 for more transactions with related parties.

NOTE 21 — SEGMENT REPORTING

The Company's chief operating decision maker ("CODM"), Chief Executive Officer, reviews consolidated results of operations to make decisions, therefore the Company views its operations and manages its business as a single operating segment. The Company's revenues for its single operating segment are derived from providing comprehensive management services to MCs and their clinics for the years ended December 31, 2025 and 2024.

The accounting policies for the single operating segment are the same as those described in Note 2. The CODM evaluates performance for the Company's single operating segment and decides how to allocate resources based on the Company's consolidated net income that is reported in the consolidated statements of operations and comprehensive income as net income. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM allocates resources across the Company based on consolidated net income derived during the annual budgeting process and throughout the year in monitoring actual results compared to budget and updated forecasts. These results are used to assess segment performance.

The operating segment financial information regularly reviewed by the CODM, inclusive assets, revenues, expenses, profit or loss, and noncash items are presented on a consolidated basis in the same amount and using the same captions as those included in the consolidated statements of operations and comprehensive income, consolidated balance sheets, and consolidated statements of cash flows. There are no additional segment expense categories regularly provided to the CODM. Therefore, there are also no amounts classified as other segment items requiring disclosure.

NOTE 22 — COMMITMENTS AND CONTINGENCIES

Guarantees

As of December 31, 2025 and 2024, a subsidiary of the Company provided a guarantee on the debt of its CEO in the amounts of $228,210 and $262,095, respectively. As of December 31, 2025 and 2024, the Company did not record a liability in the consolidated balance sheets for the guarantee because, based on the management's assessment, it was not probable that the Company would be required to make payments under the guarantee.

Investment Commitment (OT Midco)

In addition to the $20 million investment in OT Midco discussed in Note 5, the Company has committed to make an additional $5 million investment in cash, payable in December 2026 or such other month as may be mutually agreed upon by the Company and the investee. The Company will recognize the additional investment upon execution.

Litigation

From time to time, the Company is involved in legal proceedings, claims and other matters arising in the ordinary course of business. The Company assesses the likelihood of an adverse outcome and, where appropriate, establishes accruals for loss contingencies in accordance with applicable accounting guidance. If a loss is reasonably possible, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss, or states that such an estimate cannot be made.

On February 11, 2026, a purported stockholder class action complaint was filed against the Company and its directors in the Court of Chancery of the State of Delaware, alleging violations under Delaware General Corporation Law Section 141(k) and Delaware common law, due to the Company's charter wrongly restricting the removal of directors to "only for cause." The complaint seeks an unspecified amount of declaratory and injunctive relief, class certification, and an award of attorneys' fees and costs, among other relief as the court may deem just and proper. The Company cannot reasonably estimate a range of loss for this action as of the date the consolidated financial statements are issued.

NOTE 23 — SUBSEQUENT EVENTS

On January 1, 2026, the Company effected a merger in which SBC Marketing Co., Ltd. merged with and into SBC Japan. As a result, the separate corporate existence of SBC Marketing Co., Ltd. ceased, with SBC Japan continuing as the surviving company. In addition, on January 7, 2026, the Company established SBC Medical M&A Advisory Co., Ltd. to provide healthcare-focused M&A advisory services.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based on this evaluation, management concluded that our disclosure controls and procedures were not effective as of December 31, 2025 as a result of the material weaknesses in our internal control over financial reporting as described below under "Material Weaknesses." Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Despite the identified material weaknesses, we believe that our consolidated financial statements and other information contained in this Annual Report fairly present, in all material respects, our financial condition and results of operations for the periods presented.

We remain committed to the ongoing improvements to our disclosure controls and internal control over financial reporting that we have undertaken, and will continue to undertake, in response to the weaknesses identified as of both the prior year and the current year, as outlined in the Remediation Plan section below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

The Company acquired Waqoo, Inc. ("Waqoo") in a business combination on December 19, 2025. Waqoo represented 13% of the Company's total assets on a consolidated basis as of December 31, 2025. The Company applies a three-month reporting lag for Waqoo. Accordingly, Waqoo's results of operations from the acquisition date through December 31, 2025 were not included in the Company's consolidated statements of operations for the fiscal year ended December 31, 2025 and will be included in subsequent periods. Because Waqoo was acquired late in fiscal year 2025, management did not have sufficient time to evaluate the design and operating effectiveness of internal control over financial reporting for Waqoo for the fiscal year ended December 31, 2025 and therefore excluded Waqoo from the scope of its assessment. This exclusion is consistent with SEC guidance permitting the omission of an assessment of a recently acquired business from the scope of management's evaluation in the year of acquisition.

Our management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (2013)."

Based on this evaluation, due to the material weaknesses identified in our internal control over financial reporting described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

Material Weaknesses

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the deficiencies identified in our approval processes for related party transactions and executive compensation, as described in more detail under "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Failures of Oversight of Related Party Transactions and Executive Compensation", we have concluded that the material weaknesses in our internal control over financial reporting previously identified in the fiscal year ended December 31, 2024, had not been fully remediated and continued to exist as of December 31, 2025. These continuing material weaknesses resulted from our failure to maintain an effective control environment, risk assessment processes and monitoring activities, despite significant improvements achieved during the fiscal year through actions taken under the remediation plan described below.

Our system of internal control failed to ensure proper oversight and prior authorization of related party transactions and executive compensation because of the following continuing material weaknesses:

- Lack of effective operation of controls to ensure that certain non-routine or exception-based related party transactions, including those involving immediate family members of management, are identified, escalated, reviewed and approved in a timely manner in accordance with the Company's related party transaction policy and governance procedures, including timely submission of any such contemplated transactions for Audit Committee review and approval, including advance submission where required.

- Lack of well-established procedures and effective controls to ensure that certain executive compensation arrangements, particularly non-routine or exceptional compensation matters, are identified, escalated and submitted to the Compensation Committee for formal review and approval prior to execution.

Remediation Plan

During the year ended December 31, 2025, our management, under the direction of the Audit Committee, implemented the remediation activities in accordance with the prior year remediation plan disclosed in our Annual Report on Form 10-K filed with the SEC on March 28, 2025. The activities our management has carried out primarily consisted of the following:

- Clarification of the organizational structure and employee positions of our group with respect to (i) segregation of duties, (ii) monitoring and oversight, (iii) reconciliation of invoices to contracts, and (iv) multi-layered approvals of contracts, invoices and payments. The clarification contributed to enhancement of relevant control activities, which were assessed to be operating effectively throughout the fiscal year ended December 31, 2025.

- Full establishment of a treasury function that improved the segregation of duties and safeguarding of cash. The updated delegation of authority over banking activities has been operating effectively throughout the fiscal year.

- Recruitment and addition of financial reporting and accounting personnel with technical expertise and accounting knowledge, including personnel with experience at listed companies in Japan and personnel holding Japanese CPA (Certified Public Accountant) qualifications, to formalize, design, implement and operate key controls over the financial reporting process in order to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. The addition of such qualified personnel has allowed us to enhance segregation of duties in the preparation and review of financial reporting, while improving oversight, structure, and reporting lines.

- Communication to all employees regarding the importance of internal control over financial reporting and their duties and responsibilities, including segregation of duties. This communication has been reinforced through periodic training programs conducted throughout the fiscal year.

- Completion of the project led by our Head of Internal Control and Internal Audit Office, supported by external consultants with expertise in SOX (The Sarbanes-Oxley Act of 2002) compliance, to fully document our processes, assess our fraud risks and evaluate and test our internal controls over financial reporting.

However, the failures of oversight identified during fiscal year 2025 indicate that those activities had not fully remediated the previously identified material weaknesses as of December 31, 2025. In particular, these failures demonstrate that further strengthening of the Company's control environment, risk assessment processes and monitoring activities remains necessary. Accordingly, the previously disclosed material weaknesses continued to exist as of December 31, 2025.

With respect to the material weaknesses identified in connection with related party transactions and executive compensation, our management has reviewed and ratified certain matters identified through its assessment process and is continuing to evaluate and finalize additional enhancements to the Company's internal control systems, governance procedures and approval processes. Our management is committed to remediating these material weaknesses as promptly as practicable. These material weaknesses will not be considered remediated until the applicable controls have been in place for a sufficient period of time and our management has concluded, through testing, that such controls are appropriately designed and operating effectively.

Inherent Limitation on the Effectiveness of Internal Control

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations. These include the exercise of judgment in designing, implementing, and operating controls, as well as the inherent inability to completely eliminate the risk of misconduct or error. Accordingly, while we aim to establish robust controls, any system, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Additionally, the design of our disclosure controls and procedures is impacted by resource constraints and the necessity for management to balance the benefits of potential controls against their associated costs. Moreover, projections of effectiveness into future periods are subject to risks that controls may become inadequate over time due to evolving conditions or diminished compliance. We will continue to monitor and enhance our internal control as necessary or appropriate, but we cannot provide assurance that these improvements will fully eliminate all risks of material misstatement.

Changes in Internal Control over Financial Reporting

There have been no material changes in our internal control over financial reporting during the fourth quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Plan Trading Arrangements

During the fourth quarter ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Certificate of Correction

On March 26, 2026, the Company filed with the Secretary of State of the State of Delaware a Certificate of Correction (the "Certificate of Correction") to its Fifth Amended and Restated Certificate of Incorporation to correct an inadvertent omission of the plurality voting standard for the election of directors, which provision was included in the Fifth Amended and Restated Certificate of Incorporation, as approved by the Company's board of directors and the Company's stockholders at the 2025 Annual Meeting of Stockholders held on June 13, 2025, with the voting results reported on the Current Report on Form 8-K, filed on June 18, 2025, but was inadvertently omitted from the form filed with the Secretary of State of the State of Delaware. The Certificate of Correction also makes corrections to the numbering scheme set forth in the version of the Fifth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware.

The foregoing description of the Certificate of Correction is qualified in its entirety by reference to the full text of the Certificate of Correction, a copy of which is attached to this Annual Report as Exhibit 3.2 and is incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item will be set forth in our definitive proxy statement for our 2026 Annual Meeting of Stockholders (the "Proxy Statement") or Form 10-K/A, in lieu thereof, and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item will be set forth in the Proxy Statement or Form 10-K/A, in lieu thereof, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Except as set forth below, the information required by this Item will be set forth in the Proxy Statement or Form 10-K/A, in lieu thereof, and is incorporated herein by reference.

Equity Compensation Plans

On August 23, 2024, the Company's stockholders approved the SBC Medical Group Holdings Incorporated Equity Incentive Plan (the "Plan"). The Company's board of directors approved the Plan on August 9, 2024. The Plan reserved the issuance of 15,000,000 shares of common stock as equity awards in accordance with the Plan.

The following table sets forth securities authorized for issuance under any equity compensation plans as of December 31, 2025.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (Column A)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)
Plans approved by our stockholders	-	-	15,000,000
Plans not approved by our stockholders	-	-	-

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in the Proxy Statement or Form 10-K/A, in lieu thereof, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be set forth in the Proxy Statement or Form 10-K/A, in lieu thereof, and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

a) Financial Statements and Schedules: The required information is set forth in "Part II, Item 8 - Financial Statements and Supplementary Data" in this Annual Report.

b) Exhibits: The following exhibits are filed or furnished as an exhibit to this Annual Report on Form 10-K.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated January 31, 2023, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on February 2, 2023).
2.2	First Amendment to the Agreement and Plan of Merger, dated April 26, 2023, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on May 1, 2023).
2.3	Second Amendment to the Agreement and Plan of Merger, dated May 30, 2023, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on June 2, 2023).
2.4	Third Amendment to the Agreement and Plan of Merger, dated June 15, 2023, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on June 16, 2023).
2.5	Amended and Restated Agreement and Plan of Merger, dated June 21, 2023, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on June 22, 2023).
2.6	First Amendment to the Amended and Restated Agreement and Plan of Merger, dated September 8, 2023, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on September 11, 2023).
2.7	Second Amendment to the Amended and Restated Agreement and Plan of Merger, dated October 26, 2023, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 2.2 to Form 8-K filed by Pono Capital Two, Inc. with the SEC on October 26, 2023).
2.8	Third Amendment to the Amended and Restated Agreement and Plan of Merger, dated December 28, 2023, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on December 29, 2023).

2.9	Fourth Amendment to the Amended and Restated Agreement and Plan of Merger, dated April 22, 2024, by and among Pono Capital Two, Inc., Pono Two Merger Sub, Inc., SBC Medical Group Holdings Incorporated, Mehana Capital LLC in its capacity as the representative of the stockholders of Pono Capital Two, Inc., and Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on April 23, 2024).
3.1*	Fifth Amended and Restated Certificate of Incorporation of SBC Medical Group Holdings Incorporated.
3.2*	Certificate of Correction of Fifth Amended and Restated Certificate of Incorporation of SBC Medical Group Holdings Incorporated.
3.3	Amended and Restated Bylaws of SBC Medical Group Holdings Incorporated (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by SBC Medical Group Holdings Incorporated on September 20, 2024).
4.1	Warrant Agreement, dated August 4, 2022, by and between Pono Capital Two, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on August 9, 2022).
4.2	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Amendment No. 1 to the Registration Statement on Form S-1, filed by Pono Capital Two, Inc. on July 22, 2022).
4.3	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Amendment No. 1 to the Registration Statement on Form S-1, filed by Pono Capital Two, Inc. on July 22, 2022).
4.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.4 to the Amendment No. 1 to the Registration Statement on Form S-1, filed by Pono Capital Two, Inc. on July 22, 2022).
4.5*	Description of Securities Registered Pursuant to Section 12 of the Exchange Act of 1934
10.1+	Form of SBC Medical Group Holdings Incorporated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025).
10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SBC Medical Group Holdings Incorporated on September 20, 2024).
10.3	Form of Registration Rights Agreement by certain SBC Medical Group Holdings Incorporated equity holders Form of Registration Rights Agreement by certain SBC Medical Group Holdings Incorporated equity holders (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025).
10.4	Form of Lock-Up Agreement by certain SBC Medical Group Holdings Incorporated equity holders (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025).
10.5	Letter Agreement, dated August 4, 2022, by and among Pono Capital Two, Inc., its officers, directors, and Mehana Capital LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on August 9, 2022).
10.6	Purchaser Support Agreement, dated January 31, 2023 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on February 2, 2023).
10.7	Voting Agreement, dated January 31, 2023 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Pono Capital Two, Inc. with the SEC on February 2, 2023).
10.8+	Executive Employment Agreement between SBC Medical Group Holdings and Yoshiyuki Aikawa, dated September 17, 2024 (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by SBC Medical Group Holdings Incorporated on September 20, 2024).
10.9+	Executive Employment Agreement between SBC Medical Group Holdings and Yuya Yoshida, dated September 17, 2024 (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by SBC Medical Group Holdings Incorporated on September 20, 2024).
10.10+	Executive Employment Agreement between SBC Medical Group Holdings and Ryoji Murata, dated September 17, 2024 (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by SBC Medical Group Holdings Incorporated on September 20, 2024).
10.11	Form of Non-Competition and Non-Solicitation Agreement. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024).
19.1*	Policy on Insider Trading

21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
32.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	Cover page formatted as Inline XBRL and contained in Exhibit 101.

*Filed herewith
**Furnished herewith
+ Indicates a management or compensatory plan

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBC Medical Group Holdings Incorporated

Dated: March 27, 2026

/s/ Yoshiyuki Aikawa

Name: Yoshiyuki Aikawa
Title: Director, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Yoshiyuki Aikawa Yoshiyuki Aikawa	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	March 27, 2026
/s/ Yuya Yoshida Yuya Yoshida	Director, Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)	March 27, 2026
/s/ Ryoji Murata Ryoji Murata	Principal Accounting Officer	March 27, 2026
/s/ Ken Edahiro Ken Edahiro	Independent Director	March 27, 2026
/s/ *Mike Sayama* Mike Sayama	Independent Director	March 27, 2026
/s/ Fumitoshi Fujiwara Fumitoshi Fujiwara	Independent Director	March 27, 2026

SBC Medical Group Holdings Incorporated
200 Spectrum Center Drive, Suite 300
Irvine, CA 92618

May 28, 2026

To Our Stockholders:

On behalf of the Board of Directors, you are cordially invited to attend the 2026 annual meeting of stockholders of SBC Medical Group Holdings Incorporated to be held at 9:00 a.m. Japan Standard Time on July 9, 2026 (8:00 p.m. Eastern Time on Wednesday, July 8, 2026).

We have decided to hold this year's annual meeting virtually via live webcast on the internet. We believe hosting a virtual annual meeting enables greater stockholder attendance and participation from any location around the world, improves meeting efficiency and our ability to communicate effectively with our stockholders, and reduces the cost and environmental impact of our annual meeting. You will be able to attend the annual meeting, and proxy holders and stockholders of record will be able to vote and submit questions during the annual meeting by visiting www.virtualshareholdermeeting.com/SBC2026. You will not be able to attend the annual meeting in person.

Details regarding the meeting, the business to be conducted at the meeting, and information about SBC Medical Group Holdings Incorporated that you should consider when you vote your shares are described in the accompanying proxy statement.

At the annual meeting, four (4) persons will be elected to our board of directors. In addition, we will ask stockholders to ratify the appointment of MaloneBailey, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026 and to approve proposals to amend and restate our Fifth Amended and Restated Certificate of Incorporation (the "Current Charter"). The board of directors recommends that you vote FOR all nominees for director, FOR the ratification of the appointment of MaloneBailey, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026 and FOR each proposal providing for the amendment and restatement of our Current Charter. Such other business will be transacted as may properly come before the annual meeting.

As permitted by the rules of the Securities and Exchange Commission, we are also pleased to be furnishing our proxy materials to stockholders primarily over the internet. We believe this process expedites stockholders' receipt of the materials, lowers the costs of the annual meeting and conserves natural resources. We sent a Notice of Internet Availability of Proxy Materials on or about May 28, 2026, to our stockholders of record at the close of business (Eastern Time) on May 20, 2026. The notice contains instructions on how to access our Proxy Statement and 2025 Annual Report and vote online. If you would like to receive a printed copy of our proxy materials from us instead of downloading a printable version from the internet, please follow the instructions for requesting such materials included in the notice.

Whether you plan to attend the annual meeting or not, it is important that you cast your vote either in person or by proxy. You may submit a proxy to vote your shares over the Internet as well as by telephone or by mail. When you have finished reading the proxy statement, you are urged to submit a proxy to vote your shares in accordance with the instructions set forth in the proxy statement. We encourage you to vote your shares by submitting a proxy in advance of the annual meeting so that your shares will be represented and voted at the meeting, whether or not you can attend.

Thank you for your continued support of SBC Medical Group Holdings Incorporated.

Sincerely,

/s/ Taiki Sakaguchi
Taiki Sakaguchi
Corporate Secretary

May 28, 2026

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

DATE/TIME: 9:00 a.m. Japan Standard Time on July 9, 2026 / 8:00 p.m. Eastern Time on July 8, 2026
PLACE: Virtual at www.virtualshareholdermeeting.com/SBC2026

You will need to have your control number shown on your Notice of Internet Availability of Proxy Materials or on your proxy card (or voting instruction form) if you elected to receive proxy materials by mail or your e-delivery notice.

PURPOSES:

1. To elect (4) directors to serve one (1)-year terms expiring in 2027;

2. To ratify the appointment of MaloneBailey, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

3. To approve a proposal to adopt an amendment to our Current Charter to eliminate the provision specifying that directors are elected by a plurality of the votes cast by stockholders;

4. To approve a proposal to adopt an amendment to our Current Charter to eliminate the provision stating that directors may be removed only for cause;

5. To approve a proposal to adopt an amendment to our Current Charter to opt out of Section 203 of the Delaware General Corporation Law;

6. To approve a proposal to adopt an amendment to our Current Charter to provide for the exculpation of officers;

7. To approve a proposal to adopt other technical amendments to our Current Charter; and

8. To transact such other business that is properly presented at the annual meeting and any adjournments or postponements thereof.

WHO MAY VOTE:

You may vote if you were the record owner of common stock of SBC Medical Group Holdings Incorporated as of the close of business on May 20, 2026.

All stockholders are cordially invited to attend the annual meeting. **Whether you plan to attend the annual meeting or not, we urge you to submit your proxy by the Internet, telephone or mail in order to ensure that your shares are counted to establish the presence of a quorum of stockholders.** You may change or revoke your proxy at any time before it is voted at the annual meeting.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Taiki Sakaguchi
Taiki Sakaguchi
Corporate Secretary

TABLE OF CONTENTS

SBC Medical Group Holdings Incorporated
200 Spectrum Center Drive, Suite 300
Irvine, CA 92618

PROXY STATEMENT FOR SBC MEDICAL GROUP HOLDINGS, INC.
2026 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 9, 2026 (JST)/July 8, 2026 (ET)

GENERAL INFORMATION

This proxy statement, along with the accompanying notice of 2026 annual meeting of stockholders, contains information about the 2026 annual meeting of stockholders of SBC Medical Group Holdings Incorporated, including any adjournments or postponements of the annual meeting. We are holding the annual meeting at 9:00 a.m. Japan Standard Time on Thursday, July 9, 2026 (8:00 p.m. Eastern Time on Wednesday, July 8, 2026), virtually at www.virtualshareholdermeeting.com/SBC2026.

In this proxy statement, we may refer to SBC Medical Group Holdings Incorporated as "SBC Medical," the "Company," "we" and "us."

This proxy statement relates to the solicitation of proxies by our board of directors for use at the annual meeting.

Explanatory Note

We were originally incorporated in Delaware on March 11, 2022 under the name "Pono Capital Two, Inc.," referred to herein as "Pono," as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On January 31, 2023, Pono entered into an Agreement and Plan of Merger (as subsequently amended from time to time, the "Merger Agreement") with Pono Two Merger Sub, Inc., a Delaware corporation and then a wholly-owned subsidiary of Pono ("Merger Sub"), SBC Medical Group, Inc., then named SBC Medical Group Holdings Incorporated, a Delaware corporation ("Legacy SBC"), Mehana Capital LLC, a Delaware limited liability company ("Sponsor") in its capacity as the representative of the stockholders of Pono, and Dr. Yoshiyuki Aikawa in his personal capacity and his capacity as the representative of the stockholders of Legacy SBC.

On September 17, 2024, the closing (the "Closing") of the merger (the "Merger") and other transactions contemplated thereby (collectively, the "Business Combination") took place and the Merger was consummated with Merger Sub merging with and into Legacy SBC with Legacy SBC surviving the Merger as a wholly-owned subsidiary of Pono, and Pono then changed its name to SBC Medical Group Holdings Incorporated and on September 17, 2024, Legacy SBC changed its name to SBC Medical Group, Inc.

Effective September 17, 2024, Pono's units ceased trading, and effective September 18, 2024, SBC's common stock began trading on the Nasdaq Global Market under the symbol "SBC" and the public warrants began trading on the Nasdaq Capital Market under the symbol "SBCWW."

As a result of the Closing of the Merger and the Business Combination, the business of Legacy SBC became the business of the Company.

On or about May 28, 2026, we intend to begin sending to our stockholders the proxy statement for our 2026 annual meeting of stockholders and our 2025 annual report to stockholders.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JULY 8, 2026 (ET)/JULY 9, 2026 (JST)

Our Board of Directors is soliciting your proxy on behalf of the Company for the Annual Meeting, which will be held on JULY 8, 2026 (ET)/JULY 9, 2026 (JST), or any adjournment or postponement thereof. Pursuant to rules promulgated by the Securities and Exchange Commission, we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the internet, thereby capturing cost and environmental benefits. On or about May 28, 2026, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that the Notice of 2026 Annual Meeting of Stockholders, the accompanying proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2025 ("2025 Annual Report") are available free of charge at www.proxyvote.com, a site that does not have "cookies" that identify visitors to the site. On this website, you can also elect to receive future distributions of our proxy statements and annual reports to stockholders by electronic delivery. We also will begin sending a paper copy of the proxy materials to those stockholders of record who have requested a paper copy. Brokers and other nominees who hold shares on behalf of beneficial owners may be sending their own similar notices. The proxy materials will also be available on our investor relations website, https://ir.sbc-holdings.com/. Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this Proxy Statement.

Forward-Looking Statements

This Proxy Statement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts or statements of current conditions, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "budgets," "forecasts," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties that could cause actual outcomes or results to differ materially from those indicated in these statements, including, among others, those described under "Part I, Item 1A. Risk Factors" and in "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2025 Annual Report, filed with the U.S. Securities and Exchange Commission (the "SEC"). These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained herein. All of these factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. For further information on these and other risk factors affecting us, as such factors may be amended and updated from time to time in our subsequent periodic filings with the SEC, please visit the SEC's website at www.sec.gov. Given the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved. We caution readers not to place undue reliance upon any forward-looking statements, which are current only as of the date of this Proxy Statement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Why is the Company Soliciting My Proxy?

Our board of directors is soliciting your proxy to vote at the 2026 annual meeting of stockholders to be held virtually, at 9:00 a.m. Japan Standard Time on Thursday, July 9, 2026 (8:00 p.m. Eastern Time on Wednesday, July 8, 2026), and any adjournments or postponements of the meeting (the "annual meeting"). This proxy statement, along with the accompanying notice of 2026 annual meeting of stockholders, summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

We first sent a Notice of Internet Availability of Proxy Materials and made these proxy materials available to you via the internet on or about May 28, 2026 or, upon your request, have delivered printed versions of the proxy materials, to you by mail in connection with the solicitation by the board of directors of proxies to be voted at our annual meeting. We have also utilized e-delivery of the proxy material as requested.

The proxy materials are being sent to holders of record of our common stock as of the close of business (ET) on May 20, 2026, which is the record date for determining stockholders entitled to receive notice of, and to vote at, the annual meeting.

Why Are You Holding a Virtual Annual Meeting?

This year's annual meeting will be held in a virtual meeting format only. We have designed our virtual format to enhance, rather than constrain, stockholder access, participation and communication. For example, the virtual format allows stockholders to communicate with us during the annual meeting so they can ask questions of our board of directors or management, as time permits.

How Do I Access the Virtual Annual Meeting?

The live webcast of the annual meeting will begin promptly at 9:00 a.m. JST / 8:00 p.m. ET. Online access to the audio webcast will open 15 minutes prior to the start of the annual meeting to allow time for you to log-in and test your device's audio system. The virtual meeting platform is fully supported across browsers (Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the annual meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear audio prior to the start of the annual meeting. Please note that the technical phone numbers are not for retrieving lost or misplaced control numbers.

To be admitted to the virtual annual meeting, you will need to log-in at www.virtualshareholdermeeting.com/SBC2026 using the required 16-digit control number found on the proxy card or voting instruction card, e-delivery notice, as applicable, or as otherwise provided, to stockholders entitled to vote at the annual meeting.

Will I be Able to Ask Questions and Have These Questions Answered During the Virtual Annual Meeting?

Stockholders may submit questions for the annual meeting after logging in, starting 15 minutes prior to the meeting's start time. If you wish to submit a question, you may do so by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/SBC2026, typing your question into the "Ask a Question" field, and clicking "Submit."

Appropriate questions related to the business of the annual meeting (the proposals being voted on) will be answered during the annual meeting, subject to time constraints. Any such questions that cannot be answered during the annual meeting due to time constraints will be posted and answered at https://ir.sbc-holdings.com/ as soon as practical after the annual meeting. Additional information regarding the ability of stockholders to ask questions during the annual meeting, related to rules of conduct and other materials for the annual meeting will be available at www.virtualshareholdermeeting.com/SBC2026.

What Happens if There Are Technical Difficulties during the Annual Meeting?

Beginning 15 minutes prior to, and during, the annual meeting, we will have technicians ready to assist you with any technical difficulties you may have accessing the virtual annual meeting, voting at the annual meeting or submitting questions at the annual meeting. If you encounter any difficulties accessing the virtual annual meeting during the check-in or meeting time, please call the number that will be posted at www.virtualshareholdermeeting.com/SBC2026.

Who May Vote?

Only stockholders of record at the close of business on May 20, 2026 will be entitled to vote at the annual meeting. On this record date, there were 102,576,943 shares of our common stock outstanding (after deducting 270,000 shares held by a wholly-owned subsidiary of the Company) and entitled to vote. Our common stock is our only class of voting stock issued and outstanding as of the close of business of the record date.

If at the close of business (ET) on May 20, 2026, your shares of our common stock were registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record.

If at the close of business (ET) on May 20, 2026, your shares were held of record not in your name but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and our proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting your shares at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you should contact your broker or other agent if you wish to vote your shares at the annual meeting.

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the annual meeting and not revoked prior to the annual meeting, will be voted at the annual meeting in accordance with the instructions given. For instructions on how to change the instructions on your proxy or revoke your proxy, see *"May I Change or Revoke My Proxy?"* below.

How Many Votes Do I Have?

Each share of our common stock that you own as of the record date entitles you to one vote on the election of directors and each other matter submitted to a vote of stockholders at the meeting. There is no cumulative voting.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to submit a proxy to vote your shares. All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the Internet or telephone. You may specify whether your shares should be voted for or withheld with respect to each nominee for director, and whether your shares should be voted for, against or abstain with respect to the other proposals. If you properly submit a proxy without giving specific voting instructions, your shares will be voted in accordance with our board of directors' recommendations as noted below. Submitting a proxy to vote your shares will not affect your right to attend the annual meeting.

If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, you may vote:

- **By Internet or by telephone.** Follow the instructions included in the proxy card (or voting instruction form) to submit a proxy to vote your shares over the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also provides instructions on voting over the Internet.

- **By mail.** If you received a proxy card by mail, you can vote by mail by completing, signing, dating and returning the proxy card as instructed on the card. If you sign the proxy card but do not specify how you want your shares voted, they will be voted in accordance with our board of directors' recommendations as noted below.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on July 7, 2026.

If your shares are held in "street name" (held in the name of a bank, broker or other holder of record), you will receive instructions from the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be represented and voted at the annual meeting. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the annual meeting, you should contact your bank, broker or other holder of record for further instructions.

How Does the Board of Directors Recommend that I Vote on the Proposals?

Our board of directors recommends that you vote as follows:

- "**FOR**" the election of the nominees for director;
- "**FOR**" the ratification of the appointment of MaloneBailey, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;
- "**FOR**" the approval of the proposal to adopt an amendment to our Current Charter to eliminate the provision specifying that directors are elected by a plurality of the votes cast by stockholders;
- "**FOR**" the approval of the proposal to adopt an amendment to our Current Charter to eliminate the provision stating that directors may be removed only for cause;
- "**FOR**" the approval of the proposal to adopt an amendment to our Current Charter to opt out of Section 203 of the Delaware General Corporation Law;
- "**FOR**" the approval of the proposal to adopt an amendment to our Current Charter to provide for exculpation of officers; and
- "**FOR**" the approval to adopt other technical amendments to our Current Charter.

If any other matter is presented at the annual meeting, your proxy provides that your shares will be voted by the proxy holder listed in the proxy in accordance with the proxy holder's best judgment. At the time this proxy statement was first made available, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Change or Revoke My Proxy?

If you submit your proxy, you may change or revoke it at any time before the annual meeting. You may change or revoke your proxy in any one of the following ways:

- if you received a proxy card, by signing a new proxy card with a date later than your previously delivered proxy and submitting it as instructed above;
- by re-voting by Internet or by telephone as instructed above;
- by notifying the Company's Corporate Secretary in writing before the annual meeting that you have revoked your proxy; or
- by attending the annual meeting and voting at the meeting. Attending the annual meeting will not in and of itself revoke a previously submitted proxy. You must specifically request at the annual meeting that a previously submitted proxy be revoked.

Your most current vote, whether by telephone, Internet or proxy card is the one that will be counted.

What if I Receive More Than One Proxy Card?

You may receive more than one proxy card if you hold shares of our common stock in more than one account, which may be in registered form or held in street name. Please vote your shares in the manner described above under "How Do I Vote?" for each account to ensure that all of your shares are voted.

Will My Shares be Voted if I Do Not Vote?

If your shares are registered in your name or if you have stock certificates, they will not be counted if you do not vote your shares as described above under "How Do I Vote?" If your shares are held in street name and you do not provide voting instructions to the bank, broker or other nominee that holds your shares as described above, the bank, broker or other nominee that holds your shares has the authority to vote your shares only on the ratification of the appointment of our independent registered public accounting firm (Proposal 2 of this proxy statement) without receiving instructions from you. Therefore, we encourage you to provide voting instructions to your bank, broker or other nominee. This ensures your shares will be voted at the annual meeting in the manner you desire. A broker non-vote occurs when shares held through a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at its discretion. All proposals other than Proposal No. 2 (auditor ratification) are considered non-routine matters, and a broker will lack the authority to vote uninstructed shares at their discretion on such proposals. Proposal No. 2 is considered a routine matter, and a broker will be permitted to exercise its discretion to vote uninstructed shares on this proposal.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Election of Directors	The nominees for director will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The nominees receiving the most "For" votes will be elected as directors. You may either: (i) vote FOR all nominees; (ii) vote FOR one or more nominees and WITHHOLD your vote from the other nominees; or (iii) WITHHOLD your vote from all nominees. Brokerage firms do not have authority to vote shares held by the firms in street name for the election of the directors to the extent they have not received customers' instructions as to how to vote such shares. As a result, if a customer has not provided voting instructions to its broker on the election of directors, the shares will be treated as broker non-vote with respect to the election of directors. Such broker non-votes will have no effect on the results of the election of any nominee. Instructions to WITHOLD authority to vote on the election of any nominee will have no effect and will not be counted towards the election of that nominee.
Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of a majority of the outstanding shares of common stock entitled to vote on this proposal is required to ratify the appointment of our independent registered public accounting firm. Abstentions will be counted as a vote against this proposal. Because brokerage firms have authority to vote shares held by the firms in street name on behalf of their customers on this proposal, we do not expect there will be any broker non-votes; however, a broker may elect to not exercise this authority, which will have the effect of a vote against this proposal. We are not required to obtain the approval of our stockholders to appoint our independent registered public accounting firm. However, if our stockholders do not ratify the appointment of MaloneBailey, LLP as our independent registered public accounting firm for 2026, the audit committee of our board of directors will reconsider its selection.
Proposal 3: Approval of an Amendment to the Company's Current Charter to eliminate plurality voting requirement for the election of directors	The affirmative vote of a majority of the outstanding shares of common stock entitled to vote on this proposal is required to adopt the amendment to our Current Charter to eliminate the provision specifying that directors are elected by a plurality of the votes cast by our stockholders. Abstentions and broker non-votes will have the same effect as a vote against this proposal.
Proposal 4: Approval of an Amendment to the Company's Current Charter to eliminate the provision stating directors may be removed only for cause	The affirmative vote of a majority of the outstanding shares of common stock entitled to vote on this proposal is required to adopt the amendment to our Current Charter to eliminate the provision stating that directors may be removed only for cause. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Proposal 5: Approval of an Amendment to the Company's Current Charter which will opt out of Section 203 of the Delaware General Corporation Law	The affirmative vote of a majority of the outstanding shares of common stock entitled to vote on this proposal is required to adopt the amendment to our Current Charter, which will opt out of Section 203 of the Delaware General Corporation Law. Abstentions and broker non-votes will have the same effect as a vote against this proposal.
Proposal 6: Approval of an Amendment to the Company's Current Charter to provide for exculpation of officers	The affirmative vote of a majority of the outstanding shares of common stock entitled to vote on this proposal is required to adopt the amendment to our Current Charter to provide for exculpation of officers. Abstentions and broker non-votes will have the same effect as a vote against this proposal.
Proposal 7: Approval of Other Technical Amendments to the Company's Current Charter	The affirmative vote of a majority of the outstanding shares of common stock entitled to vote on this proposal is required to adopt amendments to our Current Charter to make other technical changes to our Current Charter. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Where Can I Find the Voting Results of the Annual Meeting?

The preliminary voting results will be announced at the annual meeting, and we will publish final results in a Current Report on Form 8-K within four business days of the annual meeting. If final results are unavailable at the time we file the Form 8-K, then we will file an amended report on Form 8-K to disclose the final voting results within four business days after the final voting results are known.

What Are the Costs of Soliciting these Proxies?

We will pay all of the costs of soliciting these proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone or electronic transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

How are proxy materials being delivered?

The Company is pleased to take advantage of SEC rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this Proxy Statement and the Company's 2025 Annual Report to Shareholders. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including this Proxy Statement, the 2025 Annual Report and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice or otherwise elect for electronic delivery will receive a paper copy of the proxy materials by mail. Stockholders may also opt for e-delivery of proxy materials. The Company believes this process will allow it to provide its shareholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

What Constitutes a Quorum for the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the voting power of all outstanding shares of our common stock entitled to vote at the annual meeting is necessary to constitute a quorum at the annual meeting. Votes of stockholders of record who are present at the annual meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

Attending the Annual Meeting

This year, our annual meeting will be held in a virtual meeting format only. To attend the virtual annual meeting, go to **www.virtualshareholdermeeting.com/SBC2026** shortly before the meeting time, and follow the instructions for accessing the Webcast. If you miss the annual meeting, you can view a replay of the Webcast at **www.virtualshareholdermeeting.com/SBC2026** for approximately one year after the annual meeting. You need not attend the annual meeting in order to vote.

Householding

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding common stock but sharing the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a stockholder of record and would like to have separate copies of the Notice of Internet Availability or proxy materials mailed to you in the future, you must submit a request to opt out of householding in writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or call Broadridge at 1-866-540-7095, and we will cease householding all such documents within 30 days. Stockholders of record may also contact us at this address or telephone number if you are receiving multiple copies of proxy materials or Notices of Internet Availability and would like to request delivery of a single copy of such materials. Additionally, for registered holders, if, at any time, you no longer wish to participate in householding, upon written or oral request, we will promptly deliver separate copies of the proxy materials to any stockholder at a shared address to which a single copy of the proxy materials was delivered and who wishes to receive separate copies of the proxy materials. Stockholders receiving multiple copies of the proxy materials may likewise request that we deliver single copies of such documents in the future. Stockholders may notify us of their requests by calling or writing us at: Corporate Secretary at: SBC Medical Group Holdings Incorporated, 200 Spectrum Center Drive, Suite 300, Irvine, CA 92618 or Shinjuku Island Tower 3F 6-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan 163-1303.

Electronic Delivery of Company Stockholder Communications

Most stockholders can elect to view or receive copies of future proxy materials over the Internet instead of receiving paper copies in the mail.

You can choose this option and save us the cost of producing and mailing these documents by:

- following the instructions provided on your notice of internet availability; or

- going to **www.proxyvote.com** and following the instructions provided.

MANAGEMENT

Our Current Charter provides that the business and affairs of the Company shall be managed by and under the direction of the Board.

Following the approval of the declassification of our board of directors at the 2025 annual meeting, all of our directors, serve one-year terms. Each of our directors is elected at each annual meeting of stockholders to serve for a one-year term and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, removal. Our board of directors currently consists of five (5) individuals. The directors serve until their respective successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal. The Company's board of directors currently consists of Yoshiyuki Aikawa, Yuya Yoshida, Ken Edahiro, Mike Sayama and Fumitoshi Fujiwara. With the exception of Mike Sayama, who notified the Company that he would not seek re-election, the Board of Directors has nominated all of our current directors for re-election at the annual meeting. Our board has reduced the size of the board of directors to four members, effective as of immediately prior to the opening of the polls at the annual meeting. The board of directors is engaged in a search for a fifth independent director. Once the board of directors has identified a suitable candidate to serve as an independent director, it intends to increase the size of board to five members and appoint the new independent director to the board and each of the nominating and corporate governance committee, compensation committee and audit committee.

Set forth below are the names of our directors, their ages, their offices in the Company, if any, their principal occupations or employment for at least the past five years, the length of their tenure as directors and the names of other public companies in which such persons hold or have held directorships during the past five years as of April 30, 2026. Additionally, information about the specific experience, qualifications, attributes or skills that led to our board of directors' conclusion that each person listed below should serve as a director is set forth below.

Name	Age	Position(s) with the Company
Yoshiyuki Aikawa	55	Director, Chairman and Chief Executive Officer
Yuya Yoshida	47	Director, Chief Financial Officer and Chief Operating Officer
Ken Edahiro	44	Independent Director
Mike Sayama	72	Independent Director
Fumitoshi Fujiwara	60	Independent Director

Our board of directors has reviewed the materiality of any relationship that each of our directors has with the Company, either directly or indirectly. Based upon this review, our Board has determined that the following members of our board of directors are "independent directors" as defined by The Nasdaq Stock Market: Ken Edahiro, Mike Sayama, and Fumitoshi Fujiwara; therefore, currently, the majority of our Board consists of independent directors.

Yoshiyuki Aikawa. Dr. Aikawa has served as our Chief Executive Officer and Chairman of our Board of Directors since September 17, 2024, and in the same positions with SBC Medical Group, Inc. since January 20, 2023. Additionally, since September 2017, Dr. Aikawa has been the Chief Executive Officer of SBC Medical Group Co., Ltd. (formerly known as Aikawa Medical Group Co., Ltd.), a Japanese company that provides management services to clinics. Dr. Aikawa, stepped down from his position as Chief Executive Officer and Representative of SBC Medical Group Co., Ltd. on September 1, 2024, and remains as a director of SBC Medical Group Co., Ltd. In March 2000, Dr. Aikawa opened Shonan Beauty Clinic in Fujisawa, Japan, as a private clinic. Subsequently, he expanded his operations to include multiple cosmetic surgery clinics, transforming the clinic into a corporation. From January 2016 to December 2019, Dr. Aikawa served as the chairman of the MC. From 2014 to 2015, Dr. Aikawa was the president and a director of the Japanese Society of Aesthetic Plastic Surgery. Additionally, from 2008, he was associated with Harvard Medical School, PGA. Dr. Aikawa is also a member of the Japanese Society of Aesthetic Plastic Surgery, Japan Laser Therapy Association, Japan Liposuction Society, Chemical Peeling Society, Japanese Society of Anesthesiologists, and PostGraduate Assembly of Anesthesiology at Harvard Medical School. Dr. Aikawa holds a medical license from Nihon University Medical School, where he graduated in 1997. Dr. Aikawa does not hold, and has not previously held, any directorships in any reporting companies. We believe that Dr. Aikawa's extensive professional experience with MCs, including as a founder and a chairman, as well as his experience as the chief executive officer of a company providing management services to clinics, and his experience as a doctor and in the aesthetic plastic surgery field qualifies him to serve as a director on the Company's board of directors.

Yuya Yoshida. Mr. Yoshida has served as our Chief Operating Officer and member of our Board of Directors since September 17, 2024, and in the same positions with SBC Medical Group, Inc. since September 29, 2023, and was appointed as our Chief Financial Officer effective April 1, 2025. Mr. Yoshida has also served as the Executive Vice President and the Chief Financial Officer of SBC Medical Group Co., Ltd. (Japan) since July 1, 2023. From January 2016 to June 2023, Mr. Yoshida worked in Corporate Development (Global Head and Director of Corporate Development in 2018) at Rakuten Group Co., Ltd. From 2003 to 2016, Mr. Yoshida worked in securities, principal M&A, and investment banking at Mitsubishi UFJ Financial Group. Mr. Yoshida has extensive knowledge in E-Commerce, logistics, settlement, finance, mergers and acquisitions and divestiture transactions. Mr. Yoshida graduated with a Master of Law degree from Keio University in 2003. Mr. Yoshida also graduated with a Master of Business Administration degree from UCLA Anderson Business School in 2014. Mr. Yoshida does not hold, and has not previously held, any directorships in any reporting companies. We believe that Mr. Yoshida's professional experience working in corporate development as well as his extensive knowledge of E-Commerce, logistics, settlement, finance, mergers and acquisitions and divestiture transactions qualifies him to serve as a director on the Company's board of directors.

Ken Edahiro. Mr. Edahiro has served as a director of the Company since September 17, 2024. Mr. Edahiro has served as the Chief Strategy and Marketing Officer of BizReach, a Cloud service provider since November 2023, and has, additionally, served as General Manager of BizReach Business Division since February 2025. From January 2014 through May 2019, he served as the General Manager of King, a leading interactive entertainment company. From August 2012 through December 2013, Mr. Edahiro served as the head of global strategy and marketing of gloops, a provider of computer games. From April 2004 through July 2012, he served as a Chief Account Executive at Dentsu, a provider of advertising services. In 2004, Mr. Edahiro received a degree from Hitotsubashi University. We believe that Mr. Edahiro's experience as a chief strategy officer and extensive knowledge of marketing qualifies him to serve as a director on the Company's board of directors.

Mike Sayama, Ph.D. Dr. Mike Sayama serves as an independent director of the Company since March 11, 2022 (including for time prior to the Business Combination). Dr. Sayama was formerly the Executive Director of Community First since it was established in July 2016 until January 2021. As the founding executive director, he was responsible for operations, developing a strategic plan for an accountable health community in East Hawaii, community relations, and fund raising. From January 2021 to June 2021 he served as the Director of Strategy to facilitate the transition to a new management team. From October 2013 to December 2018, Dr. Sayama served as a Vice President at Pono Health and was Director of Learning Health Homes, a project where he was responsible for managing the East Hawaii Independent Physicians Association and implementing a data platform integrating health plan, hospital, and physician data. Dr. Sayama also facilitated the reorganization of EHI and development of its strategic direction. Community First, a 501(c)(3) non-profit, which serves as a neutral forum for healthcare stakeholders in East Hawaii, grew out of the Learning Health Homes Initiative. From August 1997 to October 2013, Dr. Sayama served as a Vice President of the Hawaii Medical Service Association, first in Health Benefits Management and then in Customer Relations. In the first position, he streamlined preauthorization and appeal processes, including the elimination of preauthorization for inpatient admissions without increase in inpatient utilization. In his second position he established call centers in Hilo which stabilized the call center work force and improved the timeliness and accuracy of customer service. From April 2001 to April 2005, Dr. Sayama was a director on the board of City Bank, and from April 2005 to April 2009, was a director on the boards of Central Pacific Bank and Central Pacific Financial Corporation. Regarding education: In May 1975, he received his Bachelor of Arts degree in Psychology from Yale University, and in August 1979, his Master of Arts degree in Clinical Psychology from University of Michigan. In August 1982, Dr. Sayama received his Ph.D. degree in Clinical Psychology from University of Michigan. He is the author of several books on psychotherapy and Zen Buddhism. His community service includes having been a Director on the Bay Clinic Board (the Federally Qualified Health Center in East Hawaii) and currently serving as the Abbot of Chozen-ji, International Zen Dojo. Mr. Sayama brings broad knowledge of the healthcare technology industry, as well as prior experience serving as a founding executive director, which makes him a valuable member of our board of directors.

Fumitoshi Fujiwara. Mr. Fujiwara has served as a director of the Company since September 17, 2024. Mr. Fujiwara has served as an executive officer to Medirom Healthcare Technologies Inc. (NASDAQ: MRM) since March 2017. In addition, since 2023, he has served as managing partner and chief executive officer of Linden Capital Partners LLC. Furthermore, since November 2009, Mr. Fujiwara has served as a director, managing partner and chief executive officer to Eaglestone Capital Management Inc. From 2001 to 2009, he served as a director, managing partner and chief executive officer of AC Capital Inc. From 2000 to 2001, Mr. Fujiwara served as a director, managing partner and chief investment officer to Spiral & Star Co., Ltd. From 1993 to 2000, he served as the chief executive officer and chief financial officer to KOEI Tecmo Holdings Co., Ltd. From 1989 to 1993, Mr. Fujiwara served as a manager to Shuwa Corporation. He graduated from Meiji Gakuin University, Faculty of Law in 1989. Mr. Fujiwara does not hold, and has not held, any directorships in any reporting companies. We believe that Mr. Fujiwara's experience as a chief financial officer of a Nasdaq listed company and extensive knowledge of financial and accounting issues qualifies him to serve as a director on the Company's board of directors.

Executive Officers

In addition to Dr. Aikawa and Mr. Yoshida, whose biographical information is set forth above, Ms. Miki (Shimizu) Yamazaki serves as an executive officer of the Company.

Miki (Shimizu) Yamazaki, age 40, has served as our Chief Strategy Officer since April 10, 2025. Previously, she spent 16 years at Goldman Sachs Japan (2008-2024) within their Investment Banking Division. From 2016 onward, she served as Vice President of the Advisory Group, specializing in M&A and capital transactions, including cross-border acquisitions, IPOs, and anti-activist advisory services. Additionally, she serves as President and Representative Director of Ai-Med Inc. since February 2026. She graduated from Keio University with a Bachelor's degree in 2008.

Board Leadership Structure and Role in Risk Oversight

The Board believes that its leadership structure currently serves the best interests of our shareholders, partners, customers, and other stakeholders because of Dr. Aikawa's deep expertise in the Company's business.

One of the Board's key functions is informed oversight of our risk management process. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company. The Board does not have a standing risk management committee but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. Our Board and its committees consider specific risk topics, including risks associated with our strategic plan, business operations, capital structure, information technology, data privacy and cyber security. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Our Audit Committee has the responsibility to consider and discuss with management and the auditors, as appropriate, our guidelines and policies with respect to financial risk management and financial risk assessment, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures. In addition, the Audit Committee reviews and discusses with management and the auditors, as appropriate, the Company's guidelines and policies with respect to financial risk management and financial risk assessment, including the Company's major litigation and risk exposures and the steps taken by management to monitor and control these exposures. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, including risks related to our practices and policies of employee compensation as they relate to risk management and risk-taking incentives, to determine whether such compensation policies and practices are reasonably likely to have a material adverse effect on us, including whether our incentive compensation plans encourage excessive or inappropriate risk taking. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines, including proxy advisory firm policies and recommendations. The Nominating and Corporate Governance Committee also oversees and reviews with management our major legal compliance risk exposures and the steps management has taken to monitor or mitigate such exposures, including our procedures and any related policies with respect to risk assessment and risk management.

In connection with our reviews of the operations and corporate functions of our company, our Board addresses the primary risks associated with those operations and corporate functions. In addition, our Board reviews the risks associated with our company's business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies. While the Board and its committees oversee risk management strategy, management is responsible for implementing and supervising day-to-day risk management processes and reporting to the Board and its committees on such matters.

Director Independence

Our Board of Directors has reviewed the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has determined that each of our directors, with the exception of Dr. Aikawa and Mr. Yoshida, is an "independent director" as defined under Rule 5606(a)(2) of the Nasdaq Listing Rules. Our Board of Directors determined that each of Ken Edahiro, Mike Sayama, and Fumitoshi Fujiwara satisfy the applicable independence standards established by the SEC and the Nasdaq Listing Rules. In making such determinations, our Board of Directors considered the relationships that each non-employee director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining independence.

Stockholder Communications to our Board of Directors

Stockholders who have questions or concerns regarding our business should contact our Investor Relations team at ir@ir.sbc-holdings.com. Communications will be distributed to our board of directors, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications. Items that are unrelated to the duties and responsibilities of our board of directors may be excluded, such as:

- junk mail and mass mailings;
- resumes and other forms of job inquiries;
- surveys; and
- solicitations or advertisements.

In addition, any material that is unduly hostile, threatening, or illegal in nature may be excluded, in which case it will be made available to any outside director upon request.

Meeting Attendance

During the fiscal year ended December 31, 2025, there were five (5) meetings of our board of directors. No director attended fewer than 75% of the total number of meetings of our board of directors and of committees of our board of directors on which he served during fiscal 2025. Members of our board of directors are encouraged to attend the annual meetings of our stockholders. All of our directors attended our last annual stockholders meeting, which was held on June 13, 2025.

Committees of the Board of Directors

The Company's board of directors has the authority to appoint committees to perform certain management and administration functions. The Company's board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors. The charters for each of these committees are available on the Company's website at *https://ir.sbc-holdings.com/* under "Corporate Governance—Board Committees."

Audit Committee

The audit committee of the board of directors of the Company consists of Messrs. Ken Edahiro, Mike Sayama, and Fumitoshi Fujiwara. The Company's board of directors has determined each member of this committee is independent under the Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. Our audit committee met five (5) times during fiscal 2025. The chairperson of the audit committee is Mr. Fujiwara. Mr. Fujiwara also qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.

The primary purpose of the audit committee is to discharge the responsibilities of the board of directors with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit the Company's financial statements;
- helping to ensure the independence and performance of the independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
- developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
- reviewing policies on risk assessment and risk management;
- reviewing related party transactions;
- obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes the Company's internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and
- approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee consists of Messrs. Ken Edahiro, Mike Sayama, and Fumitoshi Fujiwara. The Company's board of directors has determined each member of this committee is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act. The chairperson of the compensation committee is Fumitoshi Fujiwara. The primary purpose of the compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate. Our compensation committee met five (5) times during fiscal 2025.

Specific responsibilities of the compensation committee include:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to the Company's Chief Executive Officer's compensation, evaluating the Company's Chief Executive Officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Company's Chief Executive Officer based on such evaluation. These decisions will be made without the Chief Executive Officer present;
- reviewing and approving the compensation of the Company's other executive officers;
- reviewing and recommending to the Company's board of directors the compensation of the Company's directors;
- reviewing the Company's executive compensation policies and plans;
- reviewing and approving, or recommending that the Company's board of directors approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for the Company's executive officers and other senior management, as appropriate;
- administering the Company's incentive compensation equity-based incentive plans;
- selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee's compensation advisors;
- assisting management in complying with the Company's proxy statement and annual report disclosure requirements;
- if required, producing a report on executive compensation to be included in the Company's annual proxy statement;
- reviewing and establishing general policies relating to compensation and benefits of the Company's employees; and
- reviewing the Company's overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the Company's board of directors consists of Messrs. Ken Edahiro, Mike Sayama, and Fumitoshi Fujiwara. The Company's board of directors has determined that each member of this committee is independent under Nasdaq listing standards. The chairperson of the nominating and corporate governance committee is Mr. Fumitoshi Fujiwara.

Specific responsibilities of the nominating and corporate governance committee include:

- identifying, evaluating and selecting, or recommending that the Company's board of directors approve, nominees for election to the Company's board of directors;
- evaluating the performance of the Company's board of directors and of individual directors;
- reviewing developments in corporate governance practices;
- evaluating the adequacy of the Company's corporate governance practices and reporting;
- reviewing management succession plans; and
- developing and making recommendations to the Company's board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will consider candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. Once identified, the nominating and corporate governance committee will evaluate a candidate's qualifications. Threshold criteria include: personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of our industry, possible conflicts of interest, the extent to which the candidate would fill a present need on our board of directors, and concern for the long-term interests of our stockholders. Our nominating and corporate governance committee has not adopted a formal diversity policy in connection with the consideration of director nominations or the selection of nominees. However, the nominating and corporate governance committee will consider issues of diversity among its members in identifying and considering nominees for director, and strive where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, gender, ethnicity and country of citizenship on our board of directors and its committees.

If a stockholder wishes to propose a candidate for consideration as a nominee for election to our board of directors, it must follow the procedures described in our bylaws. See also "Stockholder Proposals and Nominations for Directors" in this proxy statement. Any such recommendations should be made in writing to the nominating and corporate governance committee, care of our Corporate Secretary at our principal office and should be accompanied by the following information concerning each recommending stockholder and the beneficial owner, if any, on whose behalf the nomination is made:

- all information relating to such person that would be required to be disclosed in a proxy statement;
- certain biographical and share ownership information about the stockholder and any other proponent, including a description of any derivative transactions in the Company's securities;
- a description of certain arrangements and understandings between the proposing stockholder and any beneficial owner and any other person in connection with such stockholder nomination; and
- a statement whether or not either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of voting shares sufficient to carry the proposal.

The recommendation must also be accompanied by the following information concerning the proposed nominee:

- certain biographical information concerning the proposed nominee;
- all information concerning the proposed nominee required to be disclosed in solicitations of proxies for election of directors;
- certain information about any other security holder of the Company who supports the proposed nominee;
- a description of all relationships between the proposed nominee and the recommending stockholder or any beneficial owner, including any agreements or understandings regarding the nomination; and
- additional disclosures relating to stockholder nominees for directors, including completed questionnaires and disclosures required by our bylaws.

Code of Ethics and Business Conduct

The Company's Code of Ethics and Business Conduct applies to all of its employees, officers and directors, including those officers responsible for financial reporting. The Code of Ethics and Business Conduct is available on the Company's website at *https://ir.sbc-holdings.com/* under "Corporate Governance—Board Committees." The Company intends to disclose any amendments to the Code of Ethics and Business Conduct, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Policy on Insider Trading

We have adopted a Policy on Insider Trading that governs the purchase, sale, and/or other dispositions (including hedging) of our securities by our directors, officers, and employees, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable Nasdaq listing standards. A copy of our Policy on Insider Trading is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025. Furthermore, it is also the policy of the Company that it will not engage in transactions in securities of the Company while aware of material non-public information relating to the Company or its securities.

Implications of Being a Controlled Company

The Company is a "controlled company" within the meaning of the applicable rules of Nasdaq and, as a result, we qualify for exemptions from certain corporate governance requirements. If the Company relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements. Dr. Yoshiyuki Aikawa controls approximately 81.7% of the voting power of our outstanding common stock, and therefore, controls a majority of the voting power of the Company's outstanding common stock, and the Company is a "controlled company" within the meaning of applicable rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements:

- that a majority of the board consists of independent directors;

- that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibility.

While the Company does not intend to rely on these exemptions, the Company may use these exemptions now or in the future. As a result, the Company's stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information regarding the compensation paid by to Yoshiyuki Aikawa, our Chief Executive Officer, Yuya Yoshida, our Chief Financial Officer and Chief Operating Officer, and Miki (Shimizu) Yamazaki, our Chief Strategy Officer, for services rendered to the Company and its subsidiaries during the fiscal years ended December 31, 2025 and 2024, as applicable. We refer to these individuals as our "named executive officers." We do not have any other executive officers. Payment was made by the Company or its subsidiaries, as applicable.

Name and Position	Year	Salary ($) [1]	Bonus ($) [4]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified referred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yoshiyuki Aikawa	2025	12,000,000	—	—	—	—	—	—	12,000,000
Chief Executive Officer (principal executive officer)	2024	14,506,032	—	—	—	—	—	—	14,506,032
Yuya Yoshida[2]	2025	316,734	99,338	—	—	—	—	—	416,072
Chief Financial Officer and Chief Operating Officer	2024	304,404	—	—	—	—	—	—	304,404
Miki (Shimizu) Yamazaki[3]	2025	275,783	83,391						359,174
Chief Strategy Officer									

(1) Amounts reported in this column reflect the base salary earned by our named executive officers during 2025 and 2024. Compensation paid to our named executive officers may be denominated in either U.S. dollars or Japanese Yen depending on the applicable Employment Agreement and period; amounts originally denominated in Japanese Yen have been translated into U.S. dollars at the exchange rate in effect on the applicable payment date.

(2) Mr. Yoshida has served as our Chief Operating Officer and member of the Board of Directors since September 29, 2023, and as our Chief Financial Officer since April 1, 2025.

(3) Ms. Yamazaki assumed the role of Chief Strategy Officer, effective as of April 10, 2025. Accordingly, we do not show any compensation for her for 2024.

(4) The amounts reported in this column represent discretionary annual incentive bonus amounts paid to Mr. Yoshida and Ms. Yamazaki in respect of 2025. Such bonus amounts were denominated in Japanese Yen and translated into U.S. dollars on the same basis as described in footnote (1).

Executive Compensation Philosophy and Objectives

Our executive compensation program is designed to:

- attract, motivate, incentivize, and retain employees at the executive level who contribute to our long-term success; and

- provide compensation packages to our executives that are fair, easy to understand, and competitive; provide high retention value; and reward high performance and the achievement of our business objectives.

The design of our executive compensation program is influenced by a variety of factors, with the primary goals being to align the interests of our named executive officers and stockholders and to link pay to performance. Although compensation of named executive officers currently consists of only cash compensation, in the future, we expect to utilize long-term incentive compensation opportunities in the form of equity awards.

Compensation-Setting Process

Role of Compensation Committee and Board of Directors

The compensation committee discharges the responsibilities of our board of directors relating to the compensation of our named executive officers as set forth in its charter and reports to our board of directors on its discussions, decisions, recommendations, and other actions. Generally, the compensation committee makes all final decisions regarding the compensation of the CEO and other named executive officers.

The compensation committee has overall responsibility for overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies, and practices applicable to the CEO and other named executive officers. In carrying out its responsibilities, the compensation committee evaluates our compensation policies and practices with a focus on the degree to which these policies and practices reflect our executive compensation philosophy, develops strategies and makes decisions that it believes further our philosophy or align with developments in best compensation practices, and considers the performance of our named executive officers, including through formal performance reviews of each of the CEO and other named executive officers, when formulating recommendations or making decisions with respect to their compensation.

Role of Management

In discharging its responsibilities, the compensation committee works with members of our management. Our management assists the compensation committee by providing information on corporate and individual performance, market compensation data, and management's perspective on compensation matters. The compensation committee solicits and reviews proposals from the CEO with respect to program structures, as well as his recommendations for adjustments to annual base salaries, long-term incentive compensation opportunities, and other compensation-related matters for our named executive officers (except with respect to his own compensation) based on our management's and the CEO's evaluation of our other named executive officers' performance for the prior year.

Our management make their recommendations regarding annual base salaries and long-term incentive compensation opportunities for our other named executive officers based on such factors as the CEO deems relevant, such as the company's overall performance and expected trajectory, the contributions toward these results, and anticipated future contributions, the named executive officer's role and performance of his or her duties, and his or her achievement of individual goals, retention considerations, and internal equity considerations.

The compensation committee reviews and discusses management proposals and recommendations with them when appropriate and considers their proposals and recommendations as one factor in formulating its recommendations for the compensation of our named executive officers, including the CEO. The CEO attends meetings of our board of directors and the compensation committee at which executive compensation matters are addressed, except with respect to discussions involving his own compensation.

Setting Target Total Direct Compensation

The compensation committee reviews the annual base salary levels and considers long-term incentive compensation opportunities of our named executive officers.

The compensation committee does not establish a specific target for formulating its recommendations about the target total direct compensation opportunities of our named executive officers. Instead, the members of the compensation committee rely primarily on their general experience, business judgment and subjective considerations of various factors, our executive compensation program objectives, past and expected future company and individual performance, the executive officer's role and responsibilities within the organization and expected contributions to the company, internal equity among the members of the executive team, compensation practices of our compensation peer group and/or selected broad-based compensation surveys, and the recommendations of the CEO (other than with respect to his own compensation).

These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each named executive officer. No single factor is determinative in setting compensation levels, nor is the impact of any individual factor on the determination of pay levels quantifiable.

The compensation committee does not weight these factors in any predetermined manner, nor does it apply any formulas in developing its compensation recommendations or decisions.

The compensation committee does not engage in formal benchmarking against other companies' compensation programs or practices to establish our compensation levels or make specific compensation decisions with respect to our named executive officers. Instead, in making its determinations, the compensation committee reviews information summarizing the compensation paid at a representative group of peer companies and more broad-based compensation surveys to gain a general understanding of market compensation levels.

Executive Employment Agreements

The Company has entered into employment agreements (the "Employment Agreements") with Dr. Yoshiyuki Aikawa (Chief Executive Officer) Yuya Yoshida (Chief Financial Officer and Chief Operating Officer) and Ms. Miki (Shimizu) Yamazaki (Chief Strategy Officer).

The Employment Agreements all provide for at-will employment that may be terminated by the Company due to the executive's death, due to total disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the "Code")), and with or without Cause (as defined below), by the executive with or without Good Reason (as defined below), or by either party by providing notice of their desire to not renew. The Employment Agreements provide for annual base salaries for the 2025 fiscal year of $12,000,000 for Dr. Aikawa, JPY 44,000,000 (increased to JPY 47,000,000 effective July 1, 2025) for Mr. Yoshida and JPY 38,000,000 (increased to JPY 43,700,000 effective June 1, 2025) for Ms. Yamazaki. Each of the Employment Agreements also provides for possible annual performance bonuses and equity grants under the equity incentive plan if so determined by the Company's Compensation Committee. Mr. Yoshida, and Ms. Yamazaki each received a discretionary bonus in respect of 2025, as disclosed in the Summary Compensation Table. No equity grants were made to any of the named executive officers with respect to 2025.

Provisions Applicable to All Employment Agreements

Each of the Employment Agreements has an initial term of one year, and provides that the term will automatically be extended for additional terms of one year each unless either the Company or the applicable executive provides notice to the other party of their desire to not so renew the initial term or renewal term (as applicable) at least 30 days prior to the expiration of then-current term. Each of the Employment Agreements provide that the applicable executive's employment with the Company is "at will," meaning that either the applicable executive or the Company may terminate the applicable executive's employment at any time and for any reason, subject to the other provisions of the Employment Agreement.

Each of the Employment Agreements may be terminated by the Company, either with or without "Cause", or by the applicable executive, either with or without "Good Reason".

For purposes of each agreement, "Cause" means:

- a violation of any material written rule or policy of the Company for which violation any employee may be terminated pursuant to the written policies of the Company reasonably applicable to an executive employee;

- misconduct by the applicable executive to the material detriment of the Company;

- the applicable executive's conviction (by a court of competent jurisdiction, not subject to further appeal) of, or pleading guilty to, a felony;

- the applicable executive's gross negligence in the performance of the applicable executive's duties and responsibilities to the Company as described in the Employment Agreement; or

- the applicable executive's material failure to perform the applicable executive's duties and responsibilities to the Company as described in the Employment Agreement (other than any such failure resulting from the applicable executive's incapacity due to physical or mental illness or any such failure subsequent to the applicable executive being delivered a notice of termination without Cause by the Company or delivering a notice of termination for Good Reason to the Company), in either case after written notice from the Board to the applicable executive of the specific nature of such material failure and the applicable executive's failure to cure such material failure within 10 days following receipt of such notice.

For purposes of each Employment Agreement, "Good Reason" means:

- at any time following a Change of Control (as defined below), a material diminution by the Company of compensation and benefits (taken as a whole) provided to the applicable executive immediately prior to a Change of Control;

- a reduction in the applicable executive's base salary or target or maximum bonus, other than as part of an across-the-board reduction in salaries of management personnel;

- the relocation of the applicable executive's principal executive office to a location more than 50 miles further from the applicable executive's principal executive office immediately prior to such relocation; or

- a material breach by the Company of any of the terms and conditions of the Employment Agreement which the Company fails to correct within 10 days after the Company receives written notice from the applicable executive of such violation.

For purposes of each Employment Agreement a "Change of Control" of the Company will be deemed to have occurred if, after the effective date of the Employment Agreement, (i) the beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of securities representing more than 50% of the combined voting power of the Company is acquired by any "person" as defined in sections 13(d) and 14(d) of the Exchange Act (other than the Company, any subsidiary of the Company, or any trustee or other fiduciary holding securities under an employee benefit plan of the Company), (ii) the Company is merged or consolidated with or into another corporation where the shareholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any) in substantially the same proportion as their ownership of the Company immediately prior to such merger or consolidation, or (iii) there is a sale or other disposition of all or substantially all of the Company's assets to an entity, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of the Company, immediately prior to the sale or disposition, in substantially the same proportion as their ownership of the Company immediately prior to such sale or disposition.

If the Company terminates the applicable executive's employment without Cause, or if the applicable executive terminates employment for Good Reason, then, subject to any other agreements between the company with respect to equity grants made to such executive:

- the Company will pay to the applicable executive any base salary, bonus, and benefits then owed or accrued, and any unreimbursed expenses incurred by the applicable executive in each case through the termination date;

- the Company will pay to the applicable executive, in one lump sum, an amount equal to the base salary that would have been paid to the applicable executive for the remainder of the term of the Employment Agreement;

- any equity granted to the applicable executive under the Employment Agreement, any award agreement or any other agreements with the Company will, to the extent not already vested, be deemed automatically vested; and

- all of the parties' rights and obligations under the agreement will cease, other than those rights or obligations which arose prior to the termination date or in connection with such termination, and subject to the survival provisions of the agreements.

In the event of the applicable executive's death or termination by the Company due to total disability (as defined in Section 22(e)(3) of the Code), the applicable executive is entitled to any unpaid base salary, any accrued but unpaid bonus and benefits (then owed or accrued and owed in the future), a pro-rata bonus for the year of termination based on the applicable executive's target bonus for such year and the portion of such year in which the applicable executive was employed, and reimbursement of expenses pursuant to the terms of the Employment Agreement through the effective date of termination. Any equity granted to the applicable executive will, to the extent not already vested, be immediately and automatically forfeited as of the termination date.

If it is determined that any payment or benefit provided to the applicable executive under the Employment Agreement or otherwise, whether or not in connection with a Change of Control (a "Payment"), would constitute an "excess parachute payment" within the meaning of Section 280G of the Code, such that the Payment would be subject to an excise tax under Section 4999 of the Code (the "Excise Tax"), the Company will pay to the applicable executive an additional amount (the "Gross-Up Payment") such that the net amount of the Gross-Up Payment retained by the applicable executive after the payment of any Excise Tax and any federal, state and local income and employment tax on the Gross-Up Payment, shall be equal to the Excise Tax due on the Payment and any interest and penalties in respect of such Excise Tax.

Each Employment Agreement contains customary confidentiality provisions, and customary provisions related to Company ownership of intellectual property conceived or made by the applicable executive in connection with the performance of their duties to the Company.

Incentive Compensation Clawback Policy

We have adopted a clawback policy for incentive compensation in accordance with the requirements of Nasdaq, which is filed as Exhibit 97.1 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Compensation Committee Interlocks and Insider Participation

No member of the Company's compensation committee has ever been an officer or employee of the Company. None of Company's executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of our directors or on the Company's compensation committee.

Risks Related To Compensation Practices and Policies

We believe that, through a combination of risk-mitigating features and incentives guided by relevant market practices and company-wide goals, our compensation policies, programs and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Policies and Practices Related to the Grants of Certain Equity Awards

It is the Company's practice not to time the disclosure of material non-public information for the purpose of affecting the value of executive compensation and to avoid timing such grants around the filing of periodic reports or current reports that may contain material non-public information.

During the year ended December 31, 2025, we did not grant any equity awards to our named executive officers.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2025 to each of our non-employee directors. Directors who are employed by us are not compensated for their service on our board of directors. Compensation paid to Dr. Aikawa and Mr. Yoshida, our directors who are also executive officers, is reported in the Summary Compensation Table above.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Fumitoshi Fujiwara	80,128	—	80,128
Ken Edahiro	40,064	—	40,064
Mike Sayama	40,064	—	40,064

Each non-employee director is paid an annual cash retainer of JPY 6,000,000. Our non-employee director who serves as the chair of three committees (Mr. Fujiwara) receives an additional JPY 6,000,000 in cash. Cash payments to non-employee directors are paid monthly on a prorated basis. Cash compensation to our non-employee directors is denominated in Japanese Yen under the Company's director compensation program; the U.S. dollar amounts reported in the table above represent the sum of each monthly payment translated into U.S. dollars at the exchange rate in effect on the applicable payment date.

Equity Compensation Plans

The following table sets forth securities authorized for issuance under the SBC Medical Group Holdings Incorporated 2024 Equity Incentive Plan as of December 31, 2025, which is our only equity incentive plan with shares available for issuance as of such date.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (Column A)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)
Equity compensation plans approved by stockholders	-	-	15,000,000
Equity compensation plans not approved by stockholders	-	-	-

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, known to us, as of May 20, 2026 for (a) our named executive officers, (b) each of our directors, (c) all of our current directors and executive officers as a group and (d) each stockholder that beneficially owns more than 5% of our common stock. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if they possess sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based on 102,576,943 shares of common stock outstanding on May 20, 2026 (after deducting 270,000 shares held by a wholly-owned subsidiary).

Unless otherwise noted, the business address of each of the beneficial owners listed below is c/o the Company at 200 Spectrum Center Dr., Suite 300, Irvine, CA 92618.

Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	% of Class
Directors and Executive Officers		
Yoshiyuki Aikawa[1]	83,839,460	81.7%
Yuya Yoshida	-	-
Ken Edahiro	-	-
Mike Sayama	15,000	*%
Fumitoshi Fujiwara	-	-
Miki (Shimizu) Yamazaki	-	-
All executive officers and directors as a group (6 persons)	83,854,460	81.7%
Beneficial Owner of More than 5%		
Aikawa Equity Management Co., Ltd.[2]	5,284,500	5.2%

*   Less than 1.0%

(1)   Based on the Schedule 13D/A filed by Dr. Aikawa on April 21, 2026 and further updated by a Form 4, filed on April 29, 2026. Dr. Aikawa may be deemed to be the beneficial owner of 83,839,460 shares of common stock, consisting of 78,839,460 shares of common stock held directly by Dr. Aikawa and 5,000,000 shares of common stock held by Aikawa Investment Co., Ltd., a company wholly owned by Dr. Aikawa.

(2)   Based on a Schedule 13G filed by Aikawa Equity Management Co., Ltd. on March 13, 2026. The business address of Aikawa Equity Management Co., Ltd. is 908 Kamikurata-Cho, Totsuka-ku, Yokohama, Kanagawa, 244-0816.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Person Transactions

Under Item 404 of SEC Regulation S-K, a related person transaction is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiary were or are a party, or in which we or our subsidiary were or are a participant, in which the amount involved exceeded or exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which any of our directors, nominees for director, executive officers, beneficial owners of more than 5% of any class of our voting securities (a "significant shareholder"), or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

We recognize that transactions between us and any of our directors or executives or with a third party in which one of our officers, directors or significant shareholders has an interest can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our Company and stockholders.

The Audit Committee of the Board of Directors is charged with responsibility for reviewing, approving and overseeing any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K), including the propriety and ethical implications of any such transactions, as reported or disclosed to the Audit Committee, and to determine whether the terms of the transaction are not less favorable to us than could be obtained from an unaffiliated party.

The agreements described in this section, or forms of such agreements are filed as exhibits to the 2025 Annual Report, and the following descriptions are qualified by reference thereto.

Related Party Transactions Prior to the Business Combination

Convertible Promissory Note

On May 18, 2023, Pono entered into a Convertible Promissory Note with the Company, pursuant to which the Company agreed to loan Pono an aggregate principal of $1,000,000 (the "Convertible Promissory Note"). The Convertible Promissory Note was non-interest bearing and was due and payable upon the earlier to occur of (i) the first business day following the consummation of the Company's initial Business Combination and (ii) May 17, 2024, unless accelerated upon the occurrence of an event of default.

On February 27, 2024, Pono and the Company entered into an Amendment to the Note (the "Amended Note Purchase Agreement"), which increased the purchase price of the note from $1,000,000 to $2,700,000 and amended the maturity date to the earlier to occur of (i) the first business day following the consummation of the Company's initial Business Combination and (ii) August 29, 2024, unless accelerated upon the occurrence of an event of default. In consideration for entering into the Amended Note, each of the parties to the Merger Agreement agreed to release each other party from any claims arising out of any termination of the Merger Agreement or failure to consummate the transactions contemplated thereby. The Convertible Promissory Note automatically converted into Class A Common Stock at one share for each $10 in outstanding principal amount at the Closing.

Non-redemption Agreement

On May 5, 2023, the Company held a special meeting of stockholders (the "Special Meeting"), and the chairman adjourned the Special Meeting to May 8, 2023. On May 8, 2023, the Company held the Special Meeting. During the Special Meeting, stockholders approved an amendment to the Company's amended and restated certificate of incorporation (i) to extend the date by which the Company has to consummate a business combination from May 9, 2023 to February 9, 2024 for no additional amount to be paid by the Sponsor into the Trust Account, and (ii) to provide for the right of a holder of Class B common stock to convert such shares into shares of Class A common stock on a one -for-one basis prior to the closing of a business combination at the election of the holder. As approved by the stockholders of the Company, the Company filed an amendment to its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on May 8, 2023. The Company's stockholders elected to redeem an aggregate of 9,577,250 shares of Class A common stock of the Company in connection with the Special Meeting. Following such redemptions, the amount of funds remaining in the trust account was approximately $20 million.

In connection with the Special Meeting, the Company and the Sponsor entered into non-redemption agreements with certain unaffiliated stockholders owning, in the aggregate, 998,682 shares of the Company's Class A common stock, pursuant to which such stockholders agreed, among other things, not to redeem or exercise any right to redeem such public shares in connection with the Extension Amendment. On February 5, 2024, the Company's stockholders approved a proposal to extend the date by which the Company had to consummate a business combination from February 9, 2024 to November 9, 2024.

The Company estimated the aggregate fair value of the 339,565 Sponsor Shares attributable to the Non-Redeeming Stockholders to be $709,691 or $ 2.09 per share. Each Non-Redeeming Stockholder acquired from the Sponsor an indirect economic interest in the Sponsor Shares. The excess of the fair value of the Sponsor Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, in substance, it was recognized by the Company as a capital contribution by the Sponsor to induce these holders of the Class A shares not to redeem, with a corresponding charge to additional paid -in capital to recognize the fair value of the shares transferred as an offering cost.

In February 2025, the Company issued 860,435 shares of common stock, with no proceeds, to Mehana Capital LLC as incentive shares pursuant to the Non-Redemption Agreements.

Related Party Transactions of Legacy SBC and After the Business Combination

Material Contracts between SBC Medical Sub and MCs

Our wholly owned subsidiary, SBC Medical Group Co., Ltd., a Japanese corporation ("SBC Medical Sub", or "SBC Japan"), is designated as a "medical service corporation" in Japan. In Japan, a medical service corporation is a legal entity that provides management services to "medical corporations". The management services are conducted through franchisor-franchisee contracts and/or service contracts with the medical corporations and/or general incorporated associations that own and operate domestic franchisee treatment centers in Japan. Separately, we also enter into franchise arrangements with certain independently operated clinics in Japan, which differ in certain respects from our arrangements with the medical corporations. In addition, following the July 2025 acquisition of MB career lounge, Co., Ltd. ("MB career lounge"), a company providing comprehensive management supporting services for medical institutions in Japan, including medical professional recruiting and operational consulting, the Company, through MB career lounge, provides management and operational support services to Medical Corporation Misakikai and General Incorporated Association Miotokai, and the related revenues are included in the Company's consolidated revenues.

The Company's subsidiaries have entered into franchisor-franchisee contracts and service contracts (including business consignment agreements of the same nature) with seven medical corporations, consisting of Medical Corporation Shobikai, Medical Corporation Kowakai, Medical Corporation Nasukai, Medical Corporation Aikeikai, Medical Corporation Jukeikai, and Medical Corporation Ritz Cosmetic Surgery, as amended and restated effective as of April 2025, and Medical Corporation Association Furinkai, effective as of June 2025.

In addition, the Company has entered into service contracts since September 2023 with Medical Corporation Association Furinkai and Medical Corporation Association Junikai; and in July 2025 with Medical Corporation Misakikai and General Incorporated Association Miotokai, following the acquisition of MB career lounge Co., Ltd. (collectively with the seven franchisee medical corporations, the "Medical Corporations and/or General Incorporated Associations" or "MCs").

All of the MCs are deemed to be related parties of the Company since relatives of the CEO of the Company are the members (or *shain*) of general meetings of members of the MCs. The CEO of the Company was previously a member of the six franchisee MCs until he ceased being a member in July 2023. The Company, through SBC Medical Sub, owns equity interests (or *mochibun*) of the six franchisee MCs. Although the Company, through SBC Medical Sub, has an equity interest to the rights to receive a distribution of residual assets in proportion to the amount of contribution in certain circumstances as provided in the Japanese Medical Care Act and the articles of incorporation of each of the six MCs, the Company or SBC Medical Sub does not have voting control over the corporate actions at general meetings of members (or *shain*) of the MCs per the requirements of the Japanese Medical Care Act and the MCs' articles of incorporation. The Company does not hold equity interests (*mochibun*) in Medical Corporation Misakikai or General Incorporated Association Miotokai; the Company's arrangements with these entities are based on service contracts. "Members (or *shain*) of a general meeting of members (or *shain*)" means constituent members of the general meeting of members (or *shain*) of a Japanese Medical Corporation. Each member (or *shain*) has one voting right. "General meeting of members (or *shain*)" means one of the organs of a Japanese Medical Corporation and the highest decision-making body of the Medical Corporation, the main duties of which include the election and dismissal of directors (or *riji*) and auditors (or *kanji*) of the Medical Corporation, and the approval of financial statements and statutory business reports of the Medical Corporation.

"Equity interest (or *mochibun*)" means the right to receive distribution of the residual assets of a Japanese Medical Corporation in proportion to the amount of contribution (Article 10.3.3.2 brackets of the Supplementary Provision of the Japanese Medical Care Act.). However, the procedures for an equity interest (or *mochibun*) holder to exercise and realize the right to receive distribution of the residual assets of the Medical Corporation is more complicated than that of a stock corporation due to the restrictions under the Medical Care Act.

Our primary mission is to provide quality comprehensive management services to the MCs and expand our "Shonan Beauty Clinic" brand. We plan to achieve the mission by maintaining and strengthening our market position and brand in the cosmetic medical treatment management market in Japan, Vietnam, Singapore, while pursuing growth opportunities in the United States through strategic investments and alliances, and by continuing to grow our presence globally. Accordingly, we have entered into franchise agreements and service contracts (including consulting and management service agreements) (collectively, the "Support Agreements") with the MCs to define the scope of the management services that we provide to the MCs as well as the franchise operational provisions that the MCs must comply with. Separately, we have entered into partner doctor independence support program agreements with certain independent practitioners. The Support Agreements generally have one-year terms and are subject to renewal unless either party provides notice of non-renewal in accordance with the applicable agreement. We receive a portion of our overall compensation for providing management services with the following MCs:

- Medical Corporation Shobikai: from September 29, 2017
- Medical Corporation Kowakai: from September 29, 2017
- Medical Corporation Nasukai: from September 29, 2017
- Medical Corporation Aikeikai: from September 29, 2017
- Medical Corporation Jukeikai: from February 21, 2020
- Medical Corporation Ritz Cosmetic Surgery: from May 31, 2021

Effective as of April 1, 2025, the Company revised the fee structure to pursue a long-term growth strategy aimed at expanding and stabilizing the business foundation by creating an environment that can better facilitate the establishment of new clinics by MCs. This updated fee structure introduces a more tailored, performance-based approach to determining service fees for each clinic, based on several key criteria:

1. Medical service category (facility type): The type of medical services provided by the clinic (for example, cosmetic medicine, dermatology, hair restoration (AGA) treatment, fertility treatment, insured medical care, or other specialized fields).

2. Operational tenure: The length of time since the clinic's opening (with newly established clinics in their first year of operation recognized in a dedicated category).

3. Monthly revenue: The clinic's revenue for the given month.

4. Patient volume: The number of patients the clinic has served over the past year.

These factors collectively determine each clinic's tier classification (e.g., as a small, medium, or large clinic), as defined in the updated service agreement's appendix. Under this system, each clinic is assigned to an appropriate tier based on its profile, and a corresponding fixed monthly fee is applied according to the schedule set forth in the contract. Notably, clinics offering cosmetic medical services are categorized using a more granular tier system reflecting their scale, with tiers ranging from newly opened clinics in their first year up to "super-large" clinics. In contrast, clinics focusing on other types of medical services (such as dermatology, AGA hair restoration, fertility treatments, or dental and orthopedic care) are classified into the standard small, medium, or large clinic tiers. This tiered approach ensures that service fees are aligned with each clinic's size and performance, supporting newer and smaller clinics as they grow while accommodating the higher capacities of larger established clinics. Following the acquisition of MB career lounge in July 2025, we entered into new service contracts for the first time with Medical Corporation Misakikai and General Incorporated Association Miotokai.

Material Contracts between the Company and MCs

The Company has entered into Support Agreements (franchise agreements and service contracts) and an SBC Operating Agreement with each of the MCs. Separately, the Company has entered into Partner Doctor Independence Support Program Agreements ("PDISPA") with certain independent practitioners.

The term of the PDISPA is for a period of 5 years from September 1, 2021, to August 31, 2026. The PDISPA will be renewed under the same terms for successive one-year periods upon conclusion of the initial term unless either party requests in writing to terminate the PDISPA 6 months prior to the expiration date of the PDISPA. Pursuant to the PDISPA, the Company permits such independently operated clinics to use (i) the "Shonan Beauty Clinic" name and (ii) certain trade names associated with our clinic network, including those of Medical Corporation Shobikai, Medical Corporation Kowakai, Medical Corporation Nasukai, Medical Corporation Aikeikai, L'Ange Cosmetique Co., Ltd. and Shobikai Co., Ltd. (collectively, "SBC Medical"). The Company also grants such independently operated clinics the right to use the "SBC Medical Group" name, our know-how of clinic operation, trademarks, trade names, and to provide the treatments designated by the Company and conduct business activities as a partner of the SBC Medical Group under a unified brand image.

PDISPA does not charge a franchise fee or a deposit fee, instead the independently operated clinics are to pay fees to the Company, which are to be calculated as follows: total amount of sales at the clinic multiplied by 12% excluding consumption tax. If the total sales amount exceeds 100,000,000 yen per clinic, the maximum fee amount will be 10,000,000 yen. For the purposes of the PDISPA the total amount of sales means the amount of sales after discounting preferential tickets, and other campaigns and discounts.

SBC's Operating Agreement

The Company previously entered into an SBC Operating Agreement (the "SBCOA") with each of the MCs. The original term of the SBCOA was from April 1, 2023, to March 31, 2025, and the term was extended until March 31, 2026 (and thereafter, automatically extended for a year term pursuant to the revised fee structure). Pursuant to the SBCOA the Company agreed to provide the MCs with the following consulting services related to: (i) marketing related services for developing new clients, (ii) aiming to ensure stable performance and increase customer satisfaction through the creation of repeat customers, (iii) the establishment and operation of a system seeking to ensure medical safety, (iv) securing attorneys and medical institutions to transport in the event of claims or medical accidents, (v) measures to improve employee satisfaction, and design of organizational chart and personnel evaluation system (vi) the selection of medical equipment and materials, (vii) the acquisition of properties for new medical facilities (trade area survey, area selection, lease agreement signing, etc.), (viii) various types of general skills training for healthcare facility employees, (ix) specialized and advanced skills training in leadership, motivation, communication, etc., for chiefs, leaders, and other employees with subordinates, (x) development of new type of medical facilities, (xi) development of new treatment methods, (xii) hiring employees with national certifications, professional skills, and interpersonal skills, such as doctors, nurses, and reception counselors, (xiii) performance management, business analysis, and management decision making utilizing financial statements such as income statements, cash flow statements, and balance sheets, (xiv) use of the likeness of the Company's officers or employees on websites, commercials, and other advertising media and (xv) efficient operation methods that allow for more customer service during the same clinic hours.

Under the SBCOA in effect prior to April 2025, in exchange for the foregoing services, each MC is required to pay the Company 3,000,000 yen per month (excluding consumption tax) for each medical facility at which such MC provides medical services to its clients.

In light of the current challenging competitive environment, we are pursuing a long-term growth strategy aimed at expanding and stabilizing our business foundation by creating an environment that can better facilitate the establishment of new clinics by MCs. In line with this objective, effective April 1, 2025, we amended and renewed the SBCOA with each MC. Under the revised SBCOA, if neither party expresses an intention not to renew the agreement before the expiration of the effective period, the agreement will be renewed for successive one-year periods under the same terms and conditions.
The main revisions include:

1. Revised Fee Structure

- First-Year Fee Reduction for Newly Opened Clinics: Fees will be reduced during the first year of operation for newly established clinics, significantly reducing initial cost burdens at a stage when clinics have yet to fully establish their customer base.

- Fees Based on Service Utilization from the Second Year Onward: Starting from the second year of operation, fees will be calculated based on the scale of services utilized and the operational size of each clinic.

2. Changes to Provided Consulting Services Following the revision, consulting services provided by the Company to MCs will include:

- Management consulting for medical corporations and facilities

- Human resources and labor management services
- Recruitment-related services
- General administrative services
- Information system management services
- Customer relations services
- Accounting, finance, and taxation services
- Legal services
- Clinic establishment and facilities management services
- Infrastructure introduction, improvement, and operational support services related to insurance-covered medical treatments

Service Contracts

We entered into service contracts with Medical Corporation Association Furinkai (the service contract regarding operation on November 22, 2023 and the service contract regarding management consulting on November 25, 2023 respectively) and Medical Corporation Association Junikai (the service contract regarding operation and the service contract regarding management consulting both on November 16, 2023). On June 30, 2025, we entered into renewed business consignment agreements with Medical Corporation Association Furinkai and Medical Corporation Association Junikai, each effective as of June 1, 2025, which superseded the prior service contracts.

The scope of work ("SOW") under the renewed agreements includes management consulting and operational support services (including, among others, marketing support, procurement support for medical equipment and materials, operational process support, human resources and recruitment-related support (for Junikai), and information system management services).

Business Consignment Agreement for Management Consulting and Operational Support Services to Medical Corporation Association Furinkai

The material terms of our renewed business consignment agreement with Medical Corporation Association Furinkai are as follows:

- Signing Date:

  ○ June 30, 2025

- management consulting and operational support services relating to the operation of medical facilities of Medical Corporation Association Furinkai, including:

  ○ marketing support for developing new clients;
  ○ selection and procurement support for medical equipment and medical materials;
  ○ measures to ensure stable performance and increase customer satisfaction through the creation of repeat customers;
  ○ planning and consulting for management and operational strategies;
  ○ renewal of existing treatment methods and development of new treatment methods and manuals, and support for implementation;
  ○ establishment and operation support for systems intended to help ensure medical safety;
  ○ support for the integration and improvement of accounting and management processes through the introduction of new accounting systems and related tools; and
  ○ information system management services, including advisory services relating to information security, IT networks, data centers and communication tools, account management, and business process automation support.

- Effective Period

  ○ June 1, 2025 until May 31, 2026
  ○ If neither party expresses an intention not to renew the agreement before the expiration of the effective period, the agreement will be renewed for successive one (1) year periods under the same terms and conditions.

- Fees Payable Under the Agreement

  ○ On June 30, 2025, we entered into two separate business consignment agreements with Medical Corporation Association Furinkai, both effective as of June 1, 2025. Under both agreements, the monthly service fee for the applicable month is payable for each medical facility and is determined based on the facility's tier classification set forth in the applicable appendix, considering the length of time since the facility's opening, the facility's monthly revenue, and patient volume over the past year. The specific fee ranges are as follows:

    - For medical facilities that use the terms "Shonan Beauty" or "SBC" as part of their facility name (such as SBC Beauty Dermatology Clinics): The monthly service fee ranges from JPY 300,000 to JPY 6,230,000 per facility (excluding consumption tax).
    - For other medical facilities (excluding any medical facility that uses the terms "Shonan Beauty" or "SBC" as part of its facility name): The monthly service fee ranges from JPY 1,700,000 to JPY 5,800,000 per facility (excluding consumption tax).

Business Consignment Agreement for Management Consulting Services to Medical Corporation Association Junikai

The material terms of our renewed business consignment agreement for management consulting services to Medical Corporation Association Junikai are as follows:

- Signing Date

  ○ June 30, 2025

- management consulting and operational support services relating to the operation of medical facilities of Medical Corporation Association Junikai, including:

  ○ advisory services to strengthen branding and develop new clients;

  ○ selection and procurement support for medical equipment and medical materials;

  ○ renewal of existing treatment methods and development of new treatment methods and manuals, and support for implementation;

  ○ establishment and operation support for systems intended to help ensure medical safety;

  ○ planning and consulting for management and operational strategies;

  ○ support for the integration and improvement of accounting and management processes through the introduction of new accounting systems and related tools;

  ○ human resources and labor management support (including consultations on employment rules and internal policies and initiatives to improve employee engagement);

  ○ recruitment-related advisory and support (including strategic recruiting and support for retention and onboarding); and

  ○ information system management services, including advisory services relating to information security, IT networks, data centers and communication tools, account management, and business process automation support.

- Effective Period

  ○ June 1, 2025 until May 31, 2026

  ○ if neither party expresses an intention not to renew the agreement before the expiration of the effective period, the agreement shall be renewed for another one (1) year under the same terms and conditions.

- Fees Payable Under the Agreement

  ○ The monthly service fee for the applicable month is payable for each medical facility where Medical Corporation Association Junikai provides medical services, and is determined based on the facility's tier classification set forth in the appendix, considering the length of time since the facility's opening, the facility's monthly revenue, and patient volume over the past year.

  ○ The monthly service fee ranges from JPY 450,000 to JPY 1,440,000 per facility (excluding consumption tax). Consumption tax is charged separately.

Summary of Related Parties and Transactions

The related parties that had material transactions for the years ended December 31, 2025 and 2024 consist of the following:

Name of Related Parties	Nature of Relationship as of December 31, 2025
Yoshiyuki Aikawa	Controlling shareholder, director and CEO of the Company
Medical Corporation Shobikai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Kowakai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Nasukai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Aikeikai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Jukeikai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Ritz Cosmetic Surgery	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Association Furinkai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Association Junikai	The relatives of CEO of the Company being the Members of the MC
Medical Corporation Misakikai	The relatives of CEO of the Company being the Members of the MC
General Incorporated Association Miotokai	The relatives of CEO of the Company being the Members of the MC
Hariver Inc.	Controlled by the CEO of the Company
Skynet Academy Co., Ltd. *	Subsidiary of Hariver, Inc., a company controlled by the CEO of the Company
Japan Medical & Beauty Inc.	Controlled by the CEO of the Company
AI Med Inc.	The CEO of the Company is a principal shareholder of AI Med Inc.
Co-medical Co., Ltd.	The CEO of the Company is a principal shareholder of Co-medical Co., Ltd.
SBC Inc.	Controlled by the CEO of the Company
SBC Shonan Osteopathic Clinic Inc.	The CEO of the Company is a principal shareholder of SBC Shonan Osteopathic Clinic Inc.
General Incorporated Association SBC	The CEO of the Company being the Member of General Incorporated Association SBC
Public Interest Foundation SBC Medical Promotion Foundation	The relative of CEO of the Company being a Member of Public Interest Foundation SBC Medical Promotion Foundation
SBC Tokyo Medical University	The CEO of the Company is the chairman of SBC Tokyo Medical University
SBC Irvine MC	Significantly influenced by the Company
MEDIROM Healthcare Technologies Inc. ("MEDIROM")	Fumitoshi Fujiwara, an independent director and Chairman of the Audit Committee of the Company, serves as a Director and Chief Financial Officer of MEDIROM, a company listed on Nasdaq.
SBC Kijimadaira Resort Inc. *	Previously a subsidiary of SBC Inc., a company controlled by the CEO of the Company; Merged with and into SBC Inc. on July 1, 2025, and corporate existence ceased.
General Incorporated Association Taiseikai	The relatives of CEO of the Company being the Members of General Incorporated Association Taiseikai
Waqoo, Inc.	Prior to December 19, 2025, the CEO of the Company was a principal shareholder of Waqoo, Inc. Since then, it has been a majority-owned subsidiary.

* Former subsidiaries of the Company that were disposed of to entities controlled by the CEO of the Company on December 23, 2024.

During the years ended December 31, 2025 and 2024, the transactions with related parties are as follows:

Revenues, net	For the Years Ended December 31,	
	2025	2024
Medical Corporation Shobikai	$ 40,953,913	$ 53,862,520
Medical Corporation Kowakai	37,101,866	46,756,189
Medical Corporation Nasukai	39,559,694	46,355,437
Medical Corporation Aikeikai	13,519,257	17,997,072
Medical Corporation Jukeikai	4,140,162	5,666,907
Medical Corporation Ritz Cosmetic Surgery	4,353,503	7,435,446
Japan Medical & Beauty Inc.	40,514	39,620
Hariver Inc.	20,050	19,810
SBC Inc.	760	2,512
Public Interest Foundation SBC Medical Promotion Foundation	67	107
General Incorporated Association SBC	—	801
SBC Tokyo Medical University	93,068	45,286
SBC Shonan Osteopathic Clinic Inc.	3,884	56,740
Yoshiyuki Aikawa	39,781	98,445
AI Med Inc.	377	787
SBC Irvine MC	239,538	1,204,107
Medical Corporation Association Furinkai	11,092,065	11,708,183
Medical Corporation Association Junikai	7,272,431	3,923,228
General Incorporated Association Taiseikai	—	692
Skynet Academy Co., Ltd.	26,734	—
SBC Kijimadaira Resort Inc.	78	—
Medical Corporation Misakikai	373,152	—
General Incorporated Association Miotokai	30,076	—
Total	**$ 158,860,970**	**$ 195,173,889**

Cost of revenues	For the Years Ended December 31,	
	2025	2024
Medical Corporation Nasukai	$ 79,424	$ —
Medical Corporation Aikeikai	4,797	—
Japan Medical & Beauty Inc.	12,095,280	8,472,202
SBC Tokyo Medical University	364,552	—
SBC Kijimadaira Resort Inc.	78,285	—
SBC Inc.	734,398	—
Waqoo, Inc.	300,479	—
Co-medical Co., Ltd.	350	—
Total	**$ 13,657,565**	**$ 8,472,202**

Selling, general and administrative expenses	For the Years Ended December 31,	
	2025	2024
Medical Corporation Shobikai	$ 598,483	$ —
Medical Corporation Kowakai	8,244	—
Medical Corporation Nasukai	21,601	—
Medical Corporation Aikeikai	77,544	—
Medical Corporation Jukeikai	791	—
Medical Corporation Association Junikai	337	—
Medical Corporation Association Furinkai	429	—
SBC Inc.	7	—
General Incorporated Association SBC	19,859	—
Co-medical Co., Ltd.	1,166	—
Medical Corporation Association Misakikai	22,635	—
Total	**$ 751,096**	**$ —**

Other income	For the Years Ended December 31,			
	2025		2024	
Medical Corporation Shobikai	$	—	$	999,350
Medical Corporation Kowakai		—		568,092
Medical Corporation Nasukai		—		764,809
Medical Corporation Aikeikai		—		316,352
Medical Corporation Jukeikai		—		24,474
Skynet Academy Co., Ltd.		3,069		—
Total	**$**	**3,069**	**$**	**2,673,077**

As of December 31, 2025 and 2024, the balances with related parties are as follows:

Accounts receivable	December 31, 2025		December 31, 2024	
Medical Corporation Shobikai	$	6,618,853	$	5,091,430
Medical Corporation Nasukai		7,268,301		8,552,722
Medical Corporation Kowakai		6,930,382		7,742,251
Medical Corporation Aikeikai		2,938,667		3,071,378
Medical Corporation Jukeikai		920,649		993,944
Medical Corporation Association Furinkai		1,065,239		1,263,602
Medical Corporation Ritz Cosmetic Surgery		978,614		817,283
Medical Corporation Association Junikai		700,794		283,298
SBC Tokyo Medical University		5,614		536
AI Med Inc.		33		33
SBC Inc.		382		137
Public Interest Foundation SBC Medical Promotion Foundation		30		36
SBC Shonan Osteopathic Clinic Inc.		—		4
SBC Irvine MC		—		693,850
General Incorporated Association SBC		5,171		—
SBC Kijimadaira Resort Inc.		—		336,176
Medical Corporation Misakikai		73,734		—
General Incorporated Association Miotokai		5,267		—
Total	**$**	**27,511,730**	**$**	**28,846,680**

Short-term investments	December 31, 2025		December 31, 2024	
MEDIROM Healthcare Technologies Inc.	$	319,193	$	—
Total	**$**	**319,193**	**$**	**—**

Finance lease receivables	December 31, 2025		December 31, 2024	
Medical Corporation Shobikai	$	4,830,319	$	1,877,291
Medical Corporation Kowakai		5,586,393		2,490,705
Medical Corporation Nasukai		6,633,510		3,872,683
Medical Corporation Aikeikai		2,206,227		1,047,821
Medical Corporation Ritz Cosmetic Surgery		1,885,804		2,479,771
Medical Corporation Jukeikai		953,857		500,244
Medical Corporation Association Furinkai		1,432,106		1,891,412
Medical Corporation Association Junikai		3,033,529		197,452
SBC Shonan Osteopathic Clinic Inc.		17,123		32,788
Total		**26,578,868**		**14,390,167**
Less: current portion		(12,832,355)		(5,992,585)
Non-current portion	**$**	**13,746,513**	**$**	**8,397,582**

Due from related party, net	December 31, 2025		December 31, 2024	
SBC Irvine MC	$	2,762,999	$	2,836,013
Less: allowance for credit loss		(2,762,999)		(2,836,013)
Total	**$**	**—**	**$**	**—**

Long-term investments in MCs	December 31, 2025	December 31, 2024
Medical Corporation Shobikai	$ 6,384	$ 6,378
Medical Corporation Kowakai	6,384	6,378
Medical Corporation Nasukai	6,384	6,378
Medical Corporation Aikeikai	6,384	6,378
Medical Corporation Jukeikai	6,866,219	6,859,913
Medical Corporation Ritz Cosmetic Surgery	10,945,538	10,935,485
Total	$ 17,837,293	$ 17,820,910

Accounts payable	December 31, 2025	December 31, 2024
Japan Medical & Beauty Inc.	$ 48,839	$ 659,044
Medical Corporation Shobikai	230,354	—
Medical Corporation Kowakai	101,565	—
Medical Corporation Nasukai	127,750	—
Medical Corporation Aikeikai	57,068	—
Medical Corporation Jukeikai	8,718	—
Medical Corporation Association Furinkai	11,674	—
Medical Corporation Ritz Cosmetic Surgery	10,462	—
General Incorporated Association SBC	536	—
SBC Tokyo Medical University	31,919	—
SBC Shonan Osteopathic Clinic Inc.	958	—
Medical Corporation Association Misakikai	21,620	—
Total	$ 651,463	$ 659,044

Advances from customers	December 31, 2025	December 31, 2024
Medical Corporation Shobikai	$ 1,712,820	$ 5,076,300
Medical Corporation Kowakai	1,145,776	1,801,034
Medical Corporation Nasukai	1,098,435	1,745,069
Medical Corporation Aikeikai	430,305	379,931
Medical Corporation Jukeikai	100,808	140,170
Medical Corporation Ritz Cosmetic Surgery	64,569	45,701
SBC Shonan Osteopathic Clinic Inc.	—	16,395
Medical Corporation Association Furinkai	370,797	940,007
Medical Corporation Association Junikai	433,711	1,594,926
Total	$ 5,357,221	$ 11,739,533

Notes payables	December 31, 2025	December 31, 2024
Medical Corporation Shobikai	$ —	$ 4,653
Medical Corporation Kowakai	—	14,672
Medical Corporation Nasukai	—	8,827
Medical Corporation Aikeikai	—	2,236
Medical Corporation Ritz Cosmetic Surgery	—	1,201
Total	—	31,589
Less: current portion	—	(26,255)
Non-current portion	$ —	$ 5,334

Due to related party	December 31, 2025	December 31, 2024
Yoshiyuki Aikawa	$ 2,692,673	$ 2,823,590
Total	$ 2,692,673	$ 2,823,590

Allowance for credit loss movement	For the Years Ended December 31,	
	2025	2024
Beginning balance	$ 2,836,013	$ 3,238,209
Provision for credit loss	—	622,804
Reversal of credit loss	(73,014)	(1,025,000)
Ending balance	$ 2,762,999	$ 2,836,013

The balances of due to and due from related parties represent outstanding loans from and to related parties, respectively, as of December 31, 2025 and 2024. These loans are non-secured, interest-free and due on demand.

For the year ended December 31, 2025, the Company paid officer compensation of approximately JPY240 million ($1,604,028) to Yoshiko Aikawa, the CEO of the Company's subsidiaries and mother of the Company's CEO, and recorded it in selling, general and administrative expenses.

Waqoo

On January 1, 2024, the Company obtained 353,600 shares of common stock of Waqoo, Inc. ("Waqoo"), representing approximately 9.49% of Waqoo's equity interest, through a share exchange agreement in connection with the disposal of a subsidiary, Cell Pro Japan Co., Ltd. ("Cell Pro Japan"). Waqoo is listed on the Tokyo Stock Exchange (Stock Code: 4937), and the CEO of the Company is a non-controlling shareholder with more than 10% of Waqoo's equity interest.

On December 19, 2025, the Company acquired an additional 575,052 shares through a tender offer, at a price of JPY1,900 per share for a total consideration of JPY1.09 billion ($6.98 million), and 989,802 shares pursuant to a share transfer agreement with the Company's CEO (an off-market transaction outside of the tender offer), at a price of JPY1,445 per share for a total consideration of JPY1.43 billion ($9.13 million). The Company's ownership of Waqoo thereby increased to approximately 54.3%, and Waqoo and its subsidiary, Cell Pro Japan, became subsidiaries of the Company. The Company recorded a remeasurement gain of $815,328 on its previously held equity interest in Waqoo at the acquisition date fair value.

Disposal of SBC Kijimadaira Resort Inc. and Skynet Academy Co., Ltd.

On December 23, 2024, the Company disposed of its subsidiary, SBC Kijimadaira Resort Inc. ("Kijima") to SBC Inc., a company controlled by the CEO of the Company, who is also the controlling shareholder of the Company, for a cash consideration of JPY 1. In connection with this transaction, Kijima's existing loans of JPY826,000,000 ($5,268,227) from SBC Inc. were deemed effectively settled as a result of the disposal.

On December 23, 2024, the Company disposed of its subsidiary, Skynet Academy Co., Ltd. ("Skynet"), to Hariver Inc., a company controlled by the CEO of the Company, who is also the controlling shareholder of the Company, for a cash consideration of JPY70,000,000 ($446,460).

The consideration received in excess of the net book value of net assets disposed, totaling $1,473,571 for Kijima and Skynet, was included as a deemed contribution in connection with disposal of subsidiaries in the Company's consolidated statements of changes in stockholders' equity, including the derecognition of goodwill of $1,724,040. The disposal of Kijima and Skynet did not constitute a strategic shift that would have a major effect on the Company's operations and financial results. As a result, the results of operations for Kijima and Skynet were not reported as discontinued operations.

Aircraft Sales

In June 2025, the Company entered into a memorandum of sale for an aircraft pursuant to the property sales agreement dated August 18, 2023 with General Incorporated Association SBC, an entity controlled by the CEO of the Company, who is also the controlling shareholder of the Company. The original sale price was increased by approximately $10.35 million, which was recorded as a deemed contribution in connection with price modification on disposal of property and equipment in the Company's consolidated statements of changes in stockholders' equity.

MEDIROM Notes

In December 2025, the Company purchased unsecured convertible bonds issued by MEDIROM of with a principal amount of JPY50,000,000 ($334,173 when purchased). The bonds bear interest at 2% per annum, mature on June 30, 2026 with an option for extension to December 25, 2026, at the issuer's discretion, and are convertible into common shares of MEDIROM at a conversion price of JPY343 per common share, subject to customary adjustments upon the occurrence of certain events. The bonds were classified as available-for-sale debt securities and recorded as short-term investments - related parties.

Employment Agreements

Please see the description of the employment agreements between the Company and its executive officers under "Executive Compensation—Executive Employment Agreements."

Indemnification Agreements

On September 17, 2024, the Company entered into indemnification agreements with each of its directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law ("DGCL"). The indemnification agreements will require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Registration Rights

In connection with the closing of the Business Combination, the Company entered into registration rights agreements, with certain investors, including with Dr. Aikawa, providing for the right to demand registrations, piggy-back registrations and shelf registrations. The registration rights agreements contain reciprocal provisions on indemnification and contribution as between the Company and each applicable investor party. Additionally, the Company will bear the expenses incurred in connection with the filing of any such registration statements. On April 19, 2026, the Company entered into an underwriting agreement (the "Underwriting Agreement") by and among the Company, Dr. Yoshiyuki Aikawa, the Company's CEO and Chairman of the board of directors, as selling stockholder and Maxim Group LLC, as representative of the several underwriters named in Schedule 1 thereto (the "Underwriters"), relating to an underwritten offering of 3,100,000 shares of the Company's common stock pursuant to the Company's Registration Statement on Form S-3 (File No. 333-292451). The offering closed on April 21, 2026, and the closing in respect of the Underwriters' 45-day option to purchase up to an additional 465,000 shares closed on April 28, 2026. The Company did not sell any shares in the offering and did not receive any proceeds from the offering.

REPORT OF AUDIT COMMITTEE

The audit committee of the board of directors, which consists entirely of directors who meet the independence and experience requirements of Nasdaq, has furnished the following report:

The audit committee assists the board of directors in overseeing and monitoring the integrity of our financial reporting process, compliance with legal and regulatory requirements and the quality of internal and external audit processes. This committee's role and responsibilities are set forth in our charter adopted by the board of directors, which is available on our website at https://ir.sbc-holdings.com/board-committees/. This committee reviews and reassesses its charter annually and recommends any changes to the board of directors for approval. The audit committee is responsible for overseeing our overall financial reporting process, and for the appointment, compensation, retention, and oversight of the work of MaloneBailey, LLP, our independent registered public accounting firm. In fulfilling its responsibilities for the financial statements for fiscal year 2025, the audit committee took the following actions:

- Reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2025 with management and MaloneBailey, LLP;
- Discussed with MaloneBailey, LLP the matters required to be discussed in accordance with applicable standards adopted by the Public Company Accounting Oversight Board ("PCAOB") and the SEC*;* and
- Received written disclosures and the letter from MaloneBailey, LLP regarding its independence as required by applicable requirements of the PCAOB regarding MaloneBailey, LLP's communications with the audit committee and the audit committee further discussed with MaloneBailey, LLP their independence. The audit committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.

Based on the audit committee's review of the audited financial statements and discussions with management and MaloneBailey, LLP, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.


Members of the Audit Committee

Fumitoshi Fujiwara

Ken Edahiro

Mike Sayama, Ph.D.


PROPOSAL NO. 1

ELECTION OF DIRECTORS

Upon the recommendation of our nominating and corporate governance committee, our board of directors nominated four of our incumbent directors, Yoshiyuki Aikawa, Ken Edahiro, Fumitoshi Fujiwara and Yuya Yoshida for election at the 2026 annual meeting to serve until the 2027 annual meeting. Biographical information of each of the nominees is provided under "Management" elsewhere in this proxy statement.

Unless authority to vote for any of these nominees is withheld, the shares represented by a validly submitted proxy will be voted **FOR** the election of each director. In the event that any nominee becomes unable or unwilling to serve, the shares represented by a validly submitted proxy will be voted for the election of such other person as the board of directors may recommend in such nominee's place unless withheld for any such departing nominee. We have no reason to believe that any nominee will be unable or unwilling to serve as a director.

A plurality of votes cast is required to elect each nominee as a director.

There are no family relationships among the directors, director nominees and any executive officer.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF EACH DIRECTOR NAMED ABOVE, AND VALIDLY SUBMITTED PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

Proposal No. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed MaloneBailey, LLP, as our independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2026 and the board of directors proposes that the stockholders ratify this appointment.

We expect that representatives of MaloneBailey, LLP will be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

MaloneBailey, LLP served as the independent registered public accounting firm of Legacy SBC prior to the Business Combination for the fiscal years ending 2021, 2022 and 2023. In connection with the Business Combination, Marcum LLP ("Marcum"), Pono's independent registered public accounting firm prior to the Business Combination, was informed that it would be dismissed on September 19, 2024 and replaced by MaloneBailey, LLP as the Company's independent registered public accounting firm.

The audit report of Marcum on the financial statements of Pono, the Company's legal predecessor, as of December 31, 2023 and 2022, and for the year ended December 31, 2023 and for the period from March 11, 2022 (inception) to December 31, 2022, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope, or accounting principles except for an explanatory paragraph in such report regarding substantial doubt about Pono's ability to continue as a going concern.

During the period from March 11, 2022 (date of inception) through December 31, 2023, and the subsequent interim periods through June 30, 2024, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make a reference in connection with their opinion to the subject matter of the disagreement or reportable events as defined in Item 304(a)(1)(v) of Regulation S-K ("Regulation S-K") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than a previously disclosed material weakness in Pono's internal control over financial reporting identified by Pono, which resulted in the restatement of Pono's financial statements for certain interim periods.

Most recently, in deciding to appoint MaloneBailey, LLP, the audit committee reviewed auditor independence issues and existing commercial relationships with MaloneBailey, LLP and concluded that MaloneBailey, LLP has no commercial relationship with the Company that would impair its independence for the fiscal year ending December 31, 2026.

The following table presents fees for professional audit services rendered by MaloneBailey, LLP for the audit of the Company's financial statements for the fiscal years ended December 31, 2025 and December 31, 2024.

	2025	2024
Audit Fees[1]	$ 1,405,797	$ 1,531,727
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$ 1,405,797	$ 1,531,727

(1) Audit fees consisted of fees billed for professional services rendered for the audit of our year-end financial statements and reviews of our quarterly interim financial statements filed with the SEC, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as consents and review of documents filed with the SEC, including certain 8-K filings.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Public Accountant

Consistent with SEC policies regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the audit committee has established a policy to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm.

Prior to engagement of an independent registered public accounting firm for the next year's audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the audit committee for approval.

1. *Audit* services include audit work with respect to the financial statements, as well as work that generally only an independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards.

2. *Audit-Related* services are for assurance and related services that are traditionally performed by an independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. *Tax* services include all services performed by an independent registered public accounting firm's tax personnel except those services specifically related to the audit of the financial statements, and include fees in the areas of tax compliance, tax planning, and tax advice.

4. *Other Fees* are those associated with services not captured in the other categories. We generally do not request such services from our independent registered public accounting firm.

Prior to engagement, the audit committee pre-approves these services by category of service. The fees are budgeted and the audit committee requires our independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage our independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the audit committee requires specific pre-approval before engaging our independent registered public accounting firm.

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee at its next scheduled meeting. Our audit committee pre-approved all of the services provided by our independent registered public accounting firms for the years ended December 31, 2025 and 2024.

In the event the stockholders do not ratify the appointment of MaloneBailey, LLP as our independent registered public accounting firm, the audit committee will reconsider its appointment.

The affirmative vote of a majority of the outstanding shares of common stock entitled to vote on this proposal is required to ratify the appointment of the independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF MALONEBAILEY, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND VALIDLY SUBMITTED PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

Proposal No. 3

AMENDMENT TO OUR CURRENT CHARTER TO ELIMINATE THE PROVISION SPECIFYING THAT DIRECTORS ARE ELECTED BY A PLURALITY OF THE VOTES CAST BY STOCKHOLDERS

The Company's stockholders are being asked to consider and vote on a proposal to adopt an amendment to our Current Charter to eliminate the provision specifying that directors are elected by a plurality of the votes cast by stockholders. The provision specifying the plurality vote for the election of directors appears in Section 7(c) of our Current Charter.

As part of the board of director's ongoing review of the Company's corporate governance practices, the board of directors has determined that it is in the best interests of the Company and its stockholders that a majority vote standard apply for director elections. Although the plurality voting standard is the default under the DGCL, many public companies have adopted so-called "majority voting" bylaws, which provide that, in any uncontested election, directors will be elected by a majority of the votes cast for or against their election. As a result of this amendment, directors will be elected in accordance with the provisions set forth in our bylaws. Our bylaws currently provide that directors will be elected by a majority of the votes cast except, in the case of a contested election, where directors are elected by a plurality of the votes cast. a "contested election" is generally defined as one in which we have received notice that a stockholder has nominated a person for election to our board of directors and the nomination has not been withdrawn ten days before we first mail notice of the meeting of stockholders at which directors are to be elected.

Accordingly, the Board has adopted and declared this proposal advisable.

The foregoing description of this Proposal 3 should be read in connection with the applicable provisions found in the proposed amendment and restatement of our Current Charter, which is attached as Appendix B to this proxy statement and is marked to show such proposed modifications, as well as additional proposed modifications to be voted on in Proposals Nos. 4 - 7.

The affirmative vote of a majority of our outstanding shares of common stock entitled to vote on this proposal is required to approve Proposal No. 3.

If Proposal 3 is approved, commencing with the election of directors occurring at our 2027 annual meeting of stockholders, the voting standard for the election set forth in our bylaws, which is currently the majority voting standard described above, will apply to elections of directions.

If adopted and implemented, the amendment in Proposal No. 3 would become effective upon the filing of an Amended and Restated Certificate of Incorporation (the "Restated Charter") with the Secretary of State of the State of Delaware reflecting the changes adopted in this Proposal No. 3, along with all changes adopted by the Company's stockholders in Proposals Nos. 4, 5, 6, and 7, which changes are also reflected in Annex B to this Proxy Statement. We expect to file the Restated Charter with the Delaware Secretary of State promptly following the annual meeting if one or more of Proposal Nos. 3 – 7 are approved by our stockholders. The approval by stockholders of any of Proposal Nos. 3 – 7 will constitute the approval of the filing of the Restated Charter containing the amendments corresponding to the Proposals so approved. If this Proposal No. 3 is not approved, the corresponding amendments reflected in Annex B will not be included in the Restated Charter. The description of the amendments in Proposal No. 3 is qualified in its entirety by reference to the text of the proposed revisions, which are set forth in Annex B to this Proxy Statement. Additions are indicated by underlining, and deletions are indicated by strikeouts. The adoption of the amendment in this Proposal No. 3 is not contingent on the approval of any other proposal described in this Proxy Statement. For the avoidance of doubt, notwithstanding stockholder approval of this Proposal No. 3, our Board will have discretion (i) as to whether to file one form of the Restated Charter containing all such changes to our Current Charter that are adopted by the stockholders at the annual meeting and (ii) to elect to abandon the amendments in this Proposal No. 3 prior to implementation, if it determines, in its sole discretion, that such amendments are no longer in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE AMENDMENT TO THE COMPANY'S CURRENT CHARTER TO ELIMINATE THE PROVISION SPECIFYING THAT DIRECTORS ARE ELECTED BY A PLURALITY OF THE VOTES CAST (ALONG WITH THE AMENDMENTS APPROVED PURSUANT TO PROPOSAL NOS. 4 – 7), AND VALIDLY SUBMITTED PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

Proposal No. 4

AMENDMENT TO OUR CURRENT CHARTER TO REMOVE THE PROVISION STATING THAT DIRECTORS MAY BE REMOVED ONLY FOR CAUSE

The Company's stockholders are being asked to consider and vote on a proposal to adopt an amendment to our Current Charter to eliminate the provision stating that directors may be removed only for cause. The provision stating that directors may be removed only for cause appears in Section 7(f) of our Current Charter. In general, under the DGCL, a director may be removed with or without cause unless the corporation's board is divided into two or three classes of directors with staggered terms. In 2025, our board ceased to be classified; however, our Current Charter continues to state that directors may be removed only for cause. On February 11, 2026, a purported stockholder of the Company filed a class action complaint against the Company and members of its board of directors in the Court of Chancery of the State of Delaware, captioned Keith Jones v. SBC Medical Group Holdings Incorporated, et al, C.A. No. 2026-0193-PAF (Del. Ch.), seeking a declaratory judgment that the provision of the Current Charter stating that any director or the entire board of directors of the Company may be removed from office only for cause violates Section 141(k) of the DGCL and Delaware common law. The complaint seeks class certification, a declaration that the removal provision is voidable and invalid, an injunction preventing the Company and the director defendants from attempting to enforce the removal provision, an award of attorneys' fees and costs, and other relief as the court may deem just and proper. The Company could not reasonably estimate a range of loss for this action as of the date the most recent unaudited consolidated financial statements were issued.

Accordingly, the Board has adopted and declared this proposal advisable.

The foregoing description of this Proposal 4 should be read in connection with the applicable provisions found in the proposed amendment and restatement of our Current Charter, which is attached as Appendix B and is marked to show such proposed modifications, as well as additional proposed modifications to be voted on in Proposal Nos. 3, 5, 6 and 7.

The affirmative vote of a majority of our outstanding shares of common stock entitled to vote on this proposal is required to approve Proposal No. 4.

If adopted and implemented, the amendment in Proposal No. 4 would become effective upon the filing of the Restated Charter with the Secretary of State of the State of Delaware reflecting the changes adopted in this Proposal No. 4, along with all changes adopted by the Company's stockholders in Proposal Nos. 3, 5, 6 and 7. We expect to file the Restated Charter promptly following the annual meeting if one or more of Proposals Nos. 3 – 7 is approved by our stockholders. If this Proposal No. 4 is not approved, the corresponding amendments reflected in Annex B will not be implemented. The description of the amendments in Proposal No. 4 is qualified in its entirety by reference to the text of the proposed revisions, which are set forth in Annex B to this Proxy Statement. Additions are indicated by underlining, and deletions are indicated by strikeouts. The adoption of the amendment in this Proposal No. 4 is not contingent on the approval of any other proposal described in this Proxy Statement. For the avoidance of doubt, notwithstanding stockholder approval of this Proposal No. 4, our Board will have discretion (i) as to whether to file one form of Restated Charter containing all such changes to our Current Charter that are adopted by the stockholders at the annual meeting and (ii) to elect to abandon the amendments in this Proposal No. 4 prior to implementation, if it determines, in its sole discretion, that such amendments are no longer in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE AMENDMENT TO THE COMPANY'S CURRENT CHARTER TO ELIMINATE THE PROVISION STATING THAT DIRECTORS MAY BE REMOVED ONLY FOR CAUSE (ALONG WITH THE AMENDMENTS APPROVED PURSUANT TO PROPOSAL NOS. 3, 5, 6 AND 7), AND VALIDLY SUBMITTED PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

Proposal No. 5

AMENDMENT TO OUR CURRENT CHARTER TO OPT OUT OF SECTION 203 OF THE DGCL

The Company's stockholders are being asked to consider and vote on a proposal to adopt an amendment to our Current Charter pursuant to which we will elect not to be governed by Section 203 of the DGCL, which is Delaware's anti-takeover statute. The Company's election not to be governed by the provisions of Section 203 appears in Section 15 of the Restated Charter.

In general, Section 203 of the DGCL restricts certain "business combinations" (which generally includes mergers, asset sales and other transactions) between the corporation and its subsidiaries, on the one hand, and an "interested stockholder" (which is defined generally as a person that, together with the person's affiliates and associates, owns 15% or more of the Company's outstanding voting stock), on the other hand, for a period of three years following the date such person became an interested stockholder, unless (i) prior to the time such person became an interested stockholder, the board of directors either approved the business combination or the transaction by which the person became an interested stockholder, (ii) upon the consummation of a transaction that resulted in such person becoming an interested stockholder, such person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) at or after the time the business combination with such interested person is approved by the board, it is approved by the vote of the holders of 66 2/3% of the outstanding voting stock not owned by such interested stockholder.

Section 203 applies by default to corporations with a class of stock listed on a national securities exchange and that have not validly adopted a provision in their certificate of incorporation electing not to be governed by Section 203. Because SBC has a class of stock listed on a national securities exchange and has not opted out of the statute, it is currently governed by Section 203.

An amendment to our Current Charter containing a provision to "opt-out" of Section 203 will not become effective until 12 months after the amendment is filed with the Secretary of State of the State of Delaware. By virtue of the effectiveness of such an "opt-out," a person who is or becomes the owner of 15% or more of SBC's voting stock could effect a business combination without waiting the three-year period to effect the transaction and without obtaining the increased stockholder vote otherwise required by Section 203 of the DGCL to effect the business combination.

Accordingly, the Board has adopted and declared this proposal advisable.

The foregoing description of this Proposal 5 should be read in connection with the applicable provisions found in the proposed amendment and restatement of our Current Charter, which is attached as Appendix B to this proxy statement and which is marked to show the addition of a "Section 203 opt-out" provision, as well as additional proposed modifications to be voted on in Proposals Nos. 3, 4, 6 and 7.

The affirmative vote of a majority of our outstanding shares of common stock entitled to vote on this proposal is required to approve Proposal No. 5.

If adopted and implemented, the amendment in Proposal No. 5 would become effective 12 months after the date and time at which the Restated Charter containing the amendment approved by this Proposal No. 5, along with all changes adopted by the Company's stockholders in Proposals Nos. 3, 4, 6 and 7, is filed with the Secretary of State of the State of Delaware. We expect to file the Restated Charter with the Delaware Secretary of State promptly following the annual meeting if one or more of Proposal Nos. 3 – 7 is approved by our stockholders. If this Proposal 5 is not approved, the corresponding amendments reflected in Annex B will not be implemented. The description of the amendments in Proposal No. 5 is qualified in its entirety by reference to the text of the proposed revisions, which are set forth in Annex B to this Proxy Statement. Additions are indicated by underlining, and deletions are indicated by strikeouts. The adoption of the amendment in this Proposal No. 5 is not contingent on the approval of any other proposal described in this Proxy Statement. For the avoidance of doubt, notwithstanding stockholder approval of this Proposal No. 5, our Board will have discretion (i) as to whether to file one form of Restated Charter containing all such changes to our Current Charter that are adopted by the stockholders at the annual meeting and (ii) to elect to abandon the amendments in this Proposal No. 5 prior to implementation, if it determines, in its sole discretion, that such amendments are no longer in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE AMENDMENT TO THE COMPANY'S CURRENT CHARTER TO OPT OUT OF SECTION 203 OF THE DGCL (ALONG WITH THE AMENDMENTS APPROVED PURSUANT TO PROPOSAL NOS. 3, 4, 6 AND 7), AND VALIDLY SUBMITTED PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

Proposal No. 6

AMENDMENT TO OUR CURRENT CHARTER TO PROVIDE FOR EXCULPATION OF OFFICERS

The Company's stockholders are being asked to consider and vote on a proposal to adopt an amendment to our Current Charter to provide for exculpation of our officers from personal liability for monetary damages for breach of fiduciary duty to the fullest extent permitted by law. The amendment would alter the exculpation provision in our Current Charter that governs exculpation to clarify that such exculpation applies to our officers in addition to our directors and by providing that the exculpatory clause protection applies to the fullest extent permitted by law. The revised exculpation provision appears in Section 11 of the Restated Charter.

Section 102(b)(7) of the DGCL has long permitted a Delaware corporation to include a provision in its certificate of incorporation eliminating the personal liability of directors for breaches of fiduciary duties, subject to various exceptions. Because Section 102(b)(7) did not historically extend to officers, stockholder plaintiffs, to avoid dismissal of certain claims, have employed a tactic of bringing claims against officers that, if brought against directors, would have been dismissed due to the exculpatory provision.

To address inconsistent treatment between officers and directors and address rising litigation and insurance costs for shareholders, an amendment to Section 102(b)(7) was adopted, effective August 1, 2022, to permit a corporation's certificate of incorporation to include a provision eliminating or limiting monetary liability for breach of fiduciary duty of the following officers in certain circumstances: (i) a company's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (ii) an individual identified in public filings as one of the most highly compensated officers of the company; and (iii) an individual who, by written agreement with the company, has consented to be identified as an officer for purposes of Delaware's long-arm jurisdiction statute. Consistent with Section 102(b)(7) of the DGCL, the amendment contemplated by this Proposal No. 6 would permit exculpation of such officers only for monetary damages of breaches of the fiduciary duty of care in any direct claim. The DGCL does not permit exculpation of officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. The DGCL also does not permit exculpation of such officers from liability for claims brought by or in the right of the corporation, such as derivative claims, which preserves the Board's right to pursue derivative claims against the officers of the Company as the Board deems proper and advisable.

The Board further believes that, beyond the legal merits of pursuing this amendment, aligning the protections available to the company's officers with those currently available to its directors is necessary in order to attract and retain top talent and empower our officers to exercise their business judgment in furtherance of shareholder interests without the potential for distraction posed by the risk of personal liability. The nature of the role of the company's officers often requires them to make decisions on crucial matters, frequently in response to time-sensitive opportunities and challenges, which can create substantial risk of lawsuits seeking to impose personal liability with the benefit of hindsight and regardless of merit. The amendment contemplated by this Proposal No. 6 could also reduce future litigation costs and indemnification expenses for the company associated with frivolous lawsuits, the costs of which are often borne by the company either directly through indemnification or indirectly through increased directors' and officers' insurance premiums.

Accordingly, the Board has adopted and declared this proposal advisable.

The foregoing description of this Proposal 6 should be read in connection with the applicable provisions found in the proposed amendment and restatement of our Current Charter, which is attached as Appendix B and is marked to show such proposed modifications, as well as additional proposed modifications to be voted on in Proposal Nos. 3, 4, 5 and 7.

The affirmative vote of a majority of our outstanding shares of common stock entitled to vote on this proposal is required to approve Proposal No. 6.

If adopted and implemented, the amendment in Proposal No. 6 would become effective upon the filing of the Restated Charter with the Secretary of State of the State of Delaware reflecting the changes adopted in this Proposal No. 6, along with all changes adopted by the Company's stockholders in Proposal Nos. 3, 4, 5, and 7. We expect to file the Restated Charter promptly following the annual meeting if one or more of Proposals Nos. 3 – 7 is approved by our stockholders. If this Proposal No. 6 is not approved, the corresponding amendments reflected in Annex B will not be implemented. The description of the amendments in Proposal No. 6 is qualified in its entirety by reference to the text of the proposed revisions, which are set forth in Annex B to this Proxy Statement. Additions are indicated by underlining, and deletions are indicated by strikeouts. The adoption of the amendment in this Proposal No. 6 is not contingent on the approval of any other proposal described in this Proxy Statement. For the avoidance of doubt, notwithstanding stockholder approval of this Proposal No. 6, our Board will have discretion (i) as to whether to file one form of Restated Charter containing all such changes to our Current Charter that are adopted by the stockholders at the annual meeting and (ii) to elect to abandon the amendments in this Proposal No. 6 prior to implementation, if it determines, in its sole discretion, that such amendments are no longer in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE AMENDMENT TO THE COMPANY'S CURRENT CHARTER TO EXCULPATE OUR OFFICERS FROM PERSONAL LIABILITY FOR BREACH OF FIDUCIARY DUTY TO THE FULLEST EXTENT PERMITTED BY LAW, (ALONG WITH THE AMENDMENTS APPROVED PURSUANT TO PROPOSAL NOS. 3 – 5 AND 7) AND VALIDLY SUBMITTED PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

Proposal No. 7

AMENDMENT OUR CURRENT CHARTER TO MAKE OTHER TECHNICAL CHANGES TO OUR CURRENT CHARTER

The Company's stockholders are being asked to consider and vote on a proposal to adopt amendments to our Current Charter to make other technical changes that are intended to modernize and streamline our Current Charter.

The additional proposed amendments to the Current Charter are designed to clarify and confirm the operation of certain provisions, consistent with the DGCL and best practices, including by eliminating superfluous provisions that are adequately addressed by Delaware law and are customarily excluded from public company certificates of incorporation. Among other things, the proposed amendments:

- Eliminate the enumeration in our Current Charter of the specific powers and purposes of the Company in favor of a general statement that the Company is authorized to engage in any lawful act or activity for which corporations may be organized under the DGCL;

- Eliminate the provision in the Current Charter stating that stockholders do not have preemptive rights, which is merely declarative of the default provisions of the DGCL applicable to the Company in the absence of a provision granting preemptive rights;

- Revise the Current Charter to state expressly the total number of shares of all classes of capital stock that the Company has authority to issue;

- Eliminate provisions stating the Board's power to issue stock and options and rights to purchase stock, which powers are addressed in the DGCL;

- Provide a broad and general statement of the board of directors' power to create and issue one or more series of our preferred stock and to establish the rights, powers and preferences of any series of our preferred stock (and eliminate the provisions in our Current Charter illustrating the specific types of rights, powers and preferences that may be given to any series of our preferred stock);

- Include a provision stating that, in the event of a liquidation, dissolution or winding up of the Company, after payment or provision for the debts and liabilities of the Company and subject to the rights, if any, of the holders of any outstanding shares of our preferred stock, the holders of our common stock will be entitled to receive the remaining assets of the Company available for distribution to stockholders ratably in proportion to the number of shares held by each holder of common stock;

- Provide that holders of any series of our preferred stock will have only those voting rights expressly granted to them by our certificate of incorporation, subject to the requirements of applicable law;

- Eliminate provisions stating that there shall be no cumulative voting, which is merely declarative of the provisions of the DGCL applicable to the Company in the absence of any provision granting cumulative voting rights;

- Eliminate the provision specifying that, except as required by the DGCL or our certificate of incorporation (including any certificate of designation for any series of our preferred stock), (i) all shares of capital stock will vote together as a single class on all matters submitted to a vote of stockholders and (ii) the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the matter is required for the approval of the matter (as a result of this amendment, in accordance with the DGCL, except as provided in our certificate of incorporation or required by the DGCL, elections and matters submitted to a vote of stockholders will be determined in accordance with the voting standard set forth in our bylaws (or, if no voting standard is specified in our bylaws, in accordance with the DGCL));

- Revise the provision opting out of the separate vote of the holders of a class of stock that the DGCL requires for any increase or decrease of the authorized shares of the class to make clear that any amendment increasing or decreasing the authorized number of shares of our common stock or preferred may be approved by the "requisite vote" of the holders of outstanding stock entitled to vote on the amendment rather than a "majority of the stock of the Company entitled to vote," thereby making clear that the "majority of the votes cast" standard under the DGCL remains available for authorization of any amendment to increase or decrease the authorized shares of common stock or preferred stock;

- Make clear that the number of directors elected by the separate vote of the holders of any series of our preferred stock is in addition to the total number of directors fixed by our board of directors and provide that, unless the certificate of incorporation otherwise provides, any director elected by the separate vote of the holders of one or more series of our preferred stock will cease to be qualified as a director (and will cease to be a director) once the holders of such series of our preferred stock are no longer entitled to elect the director;

- Make clear that holders of any series of our preferred stock, when voting as a separate class, may act by consent in lieu of a meeting of stockholders unless our certificate of incorporation otherwise provides;

- Eliminate provisions relating to the exercise of specific powers of our board of directors, including the provision specifying that the board of directors, by a resolution passed by a majority of the whole board, may designate one or more committees of the board consisting of two or more directors, relying instead on the general statement that, except as provided by our certificate of incorporation or applicable law, our business and affairs will be managed by or under the direction of our board of directors;
- In light of recent amendments to Section 144 of the DGCL, eliminate the provision relating to contracts or transactions between the Company and one or more of its directors (or the Company and any entity in which one or more of its directors has an interest) that tracked the language of Section 144 as in effect before its amendment;
- Eliminate superfluous provisions relating to the location of stockholders' meetings and the limitation of liability of stockholders for corporate debts;
- Eliminate provision stating that the Company's existence will be perpetual, which is the case in the absence of any express provision;
- Provide that the mandatory rights to indemnification and advancement of expenses apply to any person who is or was a director or officer of the Company and any person who, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise;
- Make clear that the rights to indemnification and advancement of expenses given to "officers" apply only to the persons expressly designated as officers, and not to any non-officer employee who has a title that could be alleged to confer officer status;
- Revise the provision by which we renounce certain corporate opportunities to make clear that the provisions renouncing corporate opportunities do not eliminate any fiduciary duties that a person otherwise owes; and
- Make other technical conforming and clarifying changes.

Accordingly, the Board has adopted and declared this proposal advisable.

The foregoing description of this Proposal 7 should be read in connection with the applicable provisions found in the proposed amendment and restatement of our Current Charter, which is attached as Appendix B to this proxy statement (which applicable provisions include, for the avoidance of doubt, all such provisions provided in Appendix B which do not correspond or relate to the proposed amendments described by any other proposal in this Proxy Statement), which is marked to show the proposed modifications to modernize the Current Charter, along with additional proposed modifications to the Current Charter to be voted on in Proposals Nos. 3, 4, 5 and 6.

The affirmative vote of a majority of voting power of our outstanding shares of common stock entitled to vote on this proposal is required to approve Proposal No. 7.

If adopted and implemented, the amendments adopted in this Proposal No. 7 would become effective upon the filing of the Restated Charter with the Secretary of State of the State of Delaware reflecting the changes adopted in this Proposal No. 7, along with all changes adopted by the Company's stockholders in Proposals Nos. 3, 4, 5 and 6. We expect to file the Restated Charter with the Delaware Secretary of State promptly following the annual meeting if one or more of Proposal Nos. 3 – 7 is approved by our stockholders. If this Proposal No. 7 is not approved, the corresponding amendments in Annex B will not be implemented. The description of the amendments in Proposal No. 7 is qualified in its entirety by reference to the text of the proposed revisions, which are set forth in Annex B to this Proxy Statement. Additions are indicated by underlining, and deletions are indicated by strikeouts. The adoption of the amendments in this Proposal No. 7 are not contingent on the approval of any other proposal described in this Proxy Statement. For the avoidance of doubt, notwithstanding stockholder adoption of this Proposal No. 7, our Board will have discretion (i) as to whether to file one form of Restated Charter containing all such changes to our Current Charter that are adopted by the stockholders at the annual meeting and (ii) to elect to abandon the amendments in this Proposal No. 7 prior to implementation, if it determines, in its sole discretion, that such amendments are no longer in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF OTHER TECHNICAL AMENDMENTS TO OUR CURRENT CHARTER (ALONG WITH THE AMENDMENTS ADOPTED PURSUANT TO PROPOSAL NOS. 3 – 6), AND VALIDLY SUBMITTED PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTOR

To be considered for inclusion in the proxy statement relating to our 2027 annual meeting of stockholders, we must receive stockholder proposals (other than for director nominations) no later than January 28, 2027 (120 days prior to the date that is one year from this year's mailing date). Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

Additionally, to be considered for presentation at the 2027 annual meeting, although not included in the proxy statement, proposals (including director nominations that are not requested to be included in our proxy statement) must be received no earlier than March 10, 2027 (Pacific Time) (120 days prior to the date that is one year from this year's meeting date) and no later than April 9, 2027 (Pacific Time) (90 days prior to the date that is one year from this year's meeting date). In addition to satisfying the foregoing advance notice requirements, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must follow the requirements set forth in Rule 14a-19 as promulgated under the Exchange Act. Rule 14a-19 shall not extend any deadline set forth under the bylaws.

Proposals that are not received in a timely manner or in accordance with applicable law will not be voted on at the 2027 annual meeting. If a proposal is received on time, the proxies that management solicits for the meeting may still exercise discretionary voting authority on the proposal under circumstances consistent with the proxy rules of the SEC.

All stockholder proposals should be marked for the attention of Corporate Secretary, SBC Medical Group, SBC Medical Group Holdings Incorporated, 200 Spectrum Center Drive, Suite 300, Irvine, CA 92618.

A nomination or notice of a proposal must include all of the information specified in, and otherwise comply with, our bylaws.

OTHER MATTERS

Our board of directors knows of no other business which will be presented to the annual meeting. If any other business is properly brought before the annual meeting, proxies will be voted in accordance with the judgment of the persons named therein.

By Order of the Board of Directors,
/s/ Taiki Sakaguchi
Taiki Sakaguchi
Corporate Secretary

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website (https://ir.sbc-holdings.com/). Copies of our Annual Report on Form 10-K for the year ended December 31, 2025, including financial statements for the year ended December 31, 2025, filed with the SEC, are also available without charge to stockholders upon written request addressed to:

Corporate Secretary, SBC Medical Group Holdings Incorporated
200 Spectrum Center Drive, Suite 300
Irvine, CA 92618

Appendix A - Form of Proxy Card



SBC MEDICAL GROUP HOLDINGS INCORPORATED
200 SPECTRUM CENTER DR.
SUITE 300
IRVINE, CA 92618



VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 7, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/SBC2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow on this proxy card available and follow the instructions. There will be no physical location at which stockholders may attend the meeting.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 7, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T00655-P54236   KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

SBC MEDICAL GROUP HOLDINGS INCORPORATED

The Board of Directors recommends that you vote FOR the election of all nominees listed:

	For All	Withhold All	For All Except	
1. Election of Directors	☐	☐	☐	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees:

01) Yoshiyuki Aikawa
02) Yuya Yoshida
03) Ken Edahiro
04) Fumitoshi Fujiwara

The Board of Directors recommends that you vote FOR proposals 2, 3, 4, 5, 6 and 7:

	For	Against	Abstain
2. The ratification of the appointment of MaloneBailey, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.	☐	☐	☐
3. The approval of a proposal to adopt an amendment to our current certificate of incorporation to eliminate the provision specifying that directors are elected by a plurality of the votes cast by stockholders.	☐	☐	☐
4. The approval of a proposal to adopt an amendment to our current certificate of incorporation to eliminate the provision stating that directors may be removed only for cause.	☐	☐	☐
5. The approval of a proposal to adopt an amendment to our current certificate of incorporation to opt out of Section 203 of the Delaware General Corporation Law.	☐	☐	☐
6. The approval of a proposal to adopt an amendment to our current certificate of incorporation to provide for the exculpation of officers.	☐	☐	☐
7. The approval of a proposal to adopt other technical amendments to our current certificate of incorporation.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

A-1

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement and Form 10-K are available at www.proxyvote.com.

T00656-P54236

SBC MEDICAL GROUP HOLDINGS INCORPORATED
Annual Meeting of Stockholders
July 9, 2026 9:00 a.m. (JST)/July 8, 2026 8:00 p.m. (ET)
This proxy is solicited on behalf of the Board of Directors

The stockholder(s) hereby appoint(s) Dr. Yoshiyuki Aikawa, Yuya Yoshida and Kotaro Okamoto, or each of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of SBC MEDICAL GROUP HOLDINGS INCORPORATED that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held on July 9, 2026 9:00 a.m. (JST)/July 8, 2026 8:00 p.m. (ET), virtually at www.virtualshareholdermeeting.com/SBC2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations and in the discretion of the proxies with respect to such other matters as may properly come before the Annual Meeting.

Continued and to be signed on reverse side

Appendix B – Amended and Restated Charter

AMENDED AND RESTATED

~~FIFTH AMENDED AND RESTATED~~
CERTIFICATE OF INCORPORATION

OF

SBC MEDICAL GROUP HOLDINGS INCORPORATED

SBC Medical Group Holdings Incorporated (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law, hereby certifies as follows:

FIRST: The name of the corporation is SBC Medical Group Holdings Incorporated.

SECOND: The date of filing of the original Certificate of Incorporation of the Corporation, under the original entity name PONO CAPITAL TWO, INC., with the Secretary of State of the State of Delaware is March 11, 2022 ~~(the “Original Certificate”)~~.

~~THIRD: The Original Certificate was amended and restated in its entirety by the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 17, 2022 (the “Amended and Restated Certificate”).~~
~~FOURTH: The Amended and Restated Certificate was amended and restated in its entirety by the Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on August 2, 2022 (the “Second Amended and Restated Certificate”).~~
~~FIFTH: The Second Amended and Restated Certificate was amended and restated in its entirety by the Third Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on August 5, 2022 (the “Third Amended and Restated Certificate”).~~
~~SIXTH: The Third Amended and Restated Certificate was amended by the Amendment to the Third Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 8, 2023.~~
~~SEVENTH: The Third Amended and Restated Certificate was amended and restated by the Fourth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 17, 2024 (the “Current Certificate”).~~
~~This Fifth Amended and Restated Certificate of Incorporation amends and restates the Current Certificate in its entirety.~~
~~EIGHTH~~THIRD: This ~~Fifth~~ Amended and Restated Certificate of Incorporation has been duly approved and adopted by the ~~B~~board of ~~D~~directors of the Corporation ~~on May 12, 2025~~ and adopted by the stockholders of the Corporation ~~on June 13, 2025,~~ in accordance with the provisions of Sections ~~141, 222,~~ 242 and 245 of the General Corporation Law of the State of Delaware.

~~NINTH: the Current Certificate~~FOURTH: The certificate of incorporation of the Corporation as heretofore in effect is hereby amended and restated to read in its entirety ~~to provide~~ as follows:

Section 1. Name. The name of the corporation is SBC Medical Group Holdings Incorporated (the “Corporation”).

Section 2. Registered Office and Agent. The name and address of the registered agent of the Corporation in the State of Delaware is Corporate Creations Network Inc., 1521 Concord Pike, Suite 201, Wilmington, DE 19803, New Castle County~~, or such other agent and address as the Board of Directors of the Corporation (the “Board”) shall from time to time select~~.

Section 3. Purpose and Business. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (the “DGCL”)~~, including, but not limited to the following:~~.

~~(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this Corporation is organized.~~
~~(b) The Corporation shall have the power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law.~~

(c) The Corporation shall have the power to sue and be sued in any court of law or equity.

(d) The Corporation shall have the power to make contracts.

(e) The Corporation shall have the power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Delaware, or in any other state, territory or country.

(f) The Corporation shall have the power to appoint such officers and agents as the affairs of the Corporation shall require and allow them suitable compensation.

(g) The Corporation shall have the power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Delaware, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders.

(h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved.

(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the Corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document.

(j) The Corporation shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object.

(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Delaware, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

(l) The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefore its capital, capital surplus, surplus or other property or fund.

(m) The Corporation shall have the power to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Delaware and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country.

(n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in this Fifth Amended and Restated Certificate of Incorporation (this "Fifth Amended Certificate"), or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in this Fifth Amended Certificate, or any amendment thereof.

(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes.

(p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

Section 4. Capital Stock.

(a) *Classes and Number of Shares*. The total number of shares of all classes of stock, which that the Corporation shall have authority to issue shall be Four Hundred Twenty Million (420,000,000), which shall be divided into two classes, consisting of (i) Four Hundred Million (400,000,000) shares of common stock, par value of $0.0001 per share (the "Common Stock") and (ii) Twenty Million (20,000,000) shares of preferred stock, par value of $0.0001 per share (the "Preferred Stock").

(b) Powers and Rights of Common Stock.

(i) Preemptive Right. No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation.

(iii) *Voting Rights and Powers*. With respect to all Except as otherwise expressly provided by this Amended and Restated Certificate of Incorporation (as the same may be amended and/or restated from time to time, the "Restated Certificate") or by applicable law, each holder of Common Stock, as such, shall be entitled to one vote on each matters upon on which stockholders are entitled to vote (or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy express consent in lieu of a meeting) for each share of the Common Stock standing in his/her such stockholder's name.

(iii) Dividends and Distributions.

(A) Cash ii) *Dividends*. Subject to the rights of holders of any outstanding series of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board (as defined below) from time to time out of assets or funds of the Corporation legally available therefore; and.

(iii) *Liquidation, Dissolution or Winding Up.* In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the right, if any, of the holders of any outstanding series of Preferred Stock, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by each such stockholder.

(B) Other Dividends and Distributions. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split up of the shares of the Common Stock.

(iv) Other Rights. Except as otherwise required by the DGCL and as may otherwise be provided in this Fifth Amended Certificate, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

(c) Classes of *Preferred Stock*. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion, authority to do so being hereby expressly vested in the Board. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(i) The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(ii) the voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

(iii) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(iv) whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(v) the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(vi) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(vii) the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(viii) the provisions, if any, of a sinking fund applicable to such series; and

(ix i) any other The Board is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the authorized but unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other powers, preferences or special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. (d) Issuance of the Common Stock and the Preferred Stock. The Board may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in this Fifth Amended Certificate for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively "securities"). The securities must be issued for such consideration, including cash, property, or services, as the Board may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value of the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split up of the shares of the Common Stock only to

~~the then holders of the~~ and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding ~~shares of the Common Stock~~.

(ii) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Restated Certificate.

~~(e) Cumulative Voting. Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.~~

~~(f) One Class. Except as otherwise required by the DGCL, this Fifth Amended Certificate, or any designation for a class of Preferred Stock (which may provide that an alternate vote is required), (i) all shares of capital stock of the Corporation shall vote together as one class on all matters submitted to a vote of the shareholders of the Corporation; and (ii) the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter.~~

(~~g~~d) *Section 242(b)(2) Election*. ~~For the avoidance of doubt, the intent of Section 4(f) is, and the operation of Section 4(f) shall be, that, without limitation, (i) the~~ Except as otherwise provided in this Certificate of Incorporation, the number of authorized shares of Common Stock~~, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class of stock, voting as a separate class, being required; and (ii) unless otherwise set forth in a certificate of designations for the applicable class of Preferred Stock, the number of authorized shares of any class of~~ or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the ~~affirmative~~requisite vote of the stockholders entitled to vote thereon, without a separate class vote of the holders of ~~a majority of the stock of the Corporation entitled to vote irrespective~~the Common Stock or the Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL~~, with no vote of any holders of a particular class of stock, voting as a separate class, being required~~.

Section 5. Adoption, Amendment and Repeal of Bylaws. In the furtherance and not in limitation of the powers conferred by statute ~~and subject to Section 6~~, the Board is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (as the same may be amended and/or restated from time to time, the "Bylaws").

Section 6. Shareholder Amendment of Bylaws. ~~Notwithstanding Section 5, the~~The Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, ~~but only~~provided that the adoption, repeal, rescission, alteration or amendment of the Bylaws by the stockholders must be approved by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, ~~regardless of class and~~ voting together as a single voting class.

Section 7. Board of Directors.

(a) ~~The~~ Except as otherwise provided by this Restated Certificate or applicable law, the business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors of the Corporation (the "Board").

(b) The total number of directors ~~of~~constituting the ~~Corporation~~Board, other than those who may be elected by the holders of one or more series of the Preferred Stock voting as a separate~~ly by~~series or together as a class ~~or~~with one or more other series, shall be fixed from time to time exclusively by the Board ~~pursuant to a resolution adopted by a majority of the Board~~.

(c) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, directors shall be elected at each annual meeting of stockholders. Each director shall serve from the date of his or her election or appointment and until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, subject to his or her earlier death, resignation or removal.

~~(c) The term of office of all directors serving as of the effective date of this Certificate of Incorporation shall expire at the 2026 annual meeting of stockholders of the Corporation. At each succeeding annual meeting of the stockholders of the Corporation, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a one-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Subject to Section 7(g), a director~~

~~shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director's earlier death, resignation, retirement, disqualification or removal.~~

(d) Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. ~~The holders of shares of Common Stock shall not have cumulative voting rights with regard to election of directors.~~

(e) Subject to ~~Section 7(g)~~ the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, newly created directorships resulting from an increase in the total number of directors constituting the Board, and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause, may be filled solely and exclusively by a majority ~~vote~~ of the ~~remaining~~ directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office until the annual meeting for the year in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director's earlier death, resignation, retirement, disqualification or removal.

~~(f) Subject to Section 7(g) and except as otherwise provided for by this Fifth Amended Certificate, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then issued and outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.~~

(~~g~~f) Notwithstanding any other provision of this Section 7, and except as otherwise required by law, whenever the holders of one or more outstanding series of the Preferred Stock shall have the right, voting as a separate series or separately ~~by~~ as a class ~~or~~ with one or more other such series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock ~~as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation).~~. Notwithstanding Section 7(b), the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 7.1(b) hereof, and the total number of directors constituting the Board shall be automatically adjusted accordingly. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the terms of such series, the terms of office of all such additional directors elected by the holders of such series, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case, each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total number of directors constituting the Board shall automatically be reduced accordingly.

~~(h) A quorum for the transaction of business by the directors shall be set forth in the Bylaws.~~

Section 8. Powers of Board.

(a) In furtherance and not in limitation of the powers conferred by the laws of the DGCL, the Board is expressly authorized and empowered:

(i) To make, alter, amend, and repeal the Bylaws;

(ii) Subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to stockholder inspection, provided that no stockholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board or of the stockholders of the Corporation;

(iii) To authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

(iv) To determine whether any and, if so, what part of the earned surplus of the Corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(v) To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(vi) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations;

(vii) to designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board; and

(viii) To provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid.

(b) In addition to the powers and authority hereinbefore, or by statute, expressly conferred upon it, the Board may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of this Fifth Amended Certificate, and of the Bylaws of the Corporation.

Section 9. Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of DGCL Title 8, Section 144 are met.

Section 108. Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effectived at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permittingthe Board determines to direct that any action be submitted to stockholders approval is approved by a majority of the directorsfor their consent in lieu of a meeting, in which case, such action may be authorized or taken by the written consent oftaken by consent in lieu of a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding shares of votingthe relevant class or classes or series of stock having not less than the minimum voting powernumber of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Fifth Amended Certificate have been satisfied. and shall be delivered to the Corporation in accordance with applicable law. Notwithstanding the foregoing, unless otherwise provided by the terms of any certificate of designation relating to one or more series of Preferred Stock, any action required or permitted to be taken by the holders of such series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken by consent in lieu of a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding shares of such series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with applicable law.

Section 119. Special Stockholder Meetings. Subject to the rights of the holders of one or more outstanding series of Preferred Stock, Sspecial meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a

~~majority of~~ the Board~~. Special meetings~~ and may not be called by any other person or persons. ~~Each special meeting shall be held at such date and time as is requested by Board, within the limits fixed by law.~~

~~Section 12. Location of Stockholder Meetings. Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.~~
~~Section 13. Private Property of Stockholders. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the Corporation's debts.~~

Section ~~14~~10. Amendments. The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this ~~Fifth Amended~~Restated Certificate in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

~~Section 15. Term of Existence. The Corporation is to have perpetual existence.~~
Section ~~16~~11. Liability of Directors~~. No~~ and Officers. To the fullest extent permitted by law, no director or officer of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or ~~officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable sections of the DGCL, (iv) the payment of dividends in violation of the DGCL or, (v) for any transaction from which the director derived an improper personal benefit.~~officer. Any repeal or modification of this Section ~~16~~11 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Section ~~17~~12. Indemnification and Advancement of Expenses.

(a) *Indemnification in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation*. Subject to Section ~~17~~12(c) and Section ~~17~~12(j), the Corporation shall, to the fullest extent permitted by the DGCL ~~and applicable Delaware law as in effect at any time~~, indemnify~~, hold harmless and defend~~ any person who~~: (i) is or~~ was ~~or is~~ a director or officer of the Corporation or ~~was or is,~~ while serving as a director or officer of ~~a direct or indirect wholly owned subsidiary of~~ the Corporation, ~~and (ii) was or is a party or is~~ is or was serving at the request of the Corporation as a director, officer, employee, partner, manager or other fiduciary of another enterprise (each, a "covered person") who is or was, or is threatened to be made, a party to~~, or was or is otherwise directly involved~~participant in (including as a witness)~~,~~ any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (~~,~~ other than ~~an~~any action by or in the right of the Corporation)~~,~~ by reason of the fact that such person ~~was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity,~~is or was a covered person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

(b) *Indemnification in Actions, Suits or Proceedings by or in the Right of the Corporation*. Subject to Section ~~17~~12(c) and Section ~~17~~12(j), the Corporation shall indemnify~~, hold harmless and defend~~ any covered person who~~: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party~~ is or was, or is threatened to be made, a party to~~, or was or is otherwise directly involved~~participant in (including as a witness)~~,~~ any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person ~~was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and whether the basis of such action, suit or proceeding is alleged action in an official capacity or in any other capacity~~is or was a covered person, against expenses (including attorneys' fees) actually and reasonably incurred by such covered person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Courts in the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court in the State of Delaware or such other court shall deem proper.

(c) *Authorization of Indemnification*. Any indemnification or defense under this Section ~~17~~12 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the ~~director or officer~~covered person is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section ~~17~~12(a) or Section ~~17~~12(b), as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination: (i) by ~~directors constituting ~~a majority vote of the ~~Board and~~directors who are not parties to such action, suit or proceeding, even though less than a quorum (the "Board Voting Majority"), or (ii) by a committee of such directors designated by the Board Voting Majority, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section ~~17~~12(a) or Section ~~17~~12(b) or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(d) *Good Faith Defined*. For purposes of any determination under Section ~~17~~12(c), a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section ~~17~~12(d) shall mean any other corporation or any partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise of which such person was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent. The provisions of this Section ~~17~~12(d) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section ~~17~~12(a) or Section ~~17~~12(b), as the case may be.

(e) *Expenses Payable in Advance*. Expenses, including attorneys' fees, incurred by a ~~current or former director or officer~~covered person in defending any action, suit or proceeding described in Section ~~17~~12(a) or Section ~~17~~12(b) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such ~~director or officer~~covered person to repay such amount if it shall ultimately be determined that such covered person is not entitled to be indemnified by the Corporation as authorized in this Section ~~17~~12.

(f) *Non-exclusivity of Indemnification and Advancement of Expenses*. The indemnification, defense and advancement of expenses provided by or granted pursuant to this Section ~~17~~12 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under ~~the~~this Restated Certificate, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified

in Section ~~17~~12(a) or Section ~~17~~12(b) shall be made to the fullest extent permitted by applicable law. The provisions of this Section ~~17~~12 shall not be deemed to preclude the indemnification of, or advancement of expenses to, any person who is not specified in Section ~~17~~12(a) or Section ~~17~~12(b) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL or otherwise.

(g) *Insurance*. The Corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the Corporation, or a direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation, as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify, hold harmless or defend such person against such liability under the provisions of this Section ~~17~~12.

(h) *Certain Definitions*. For purposes of this Section ~~17~~12 references to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who was or is a director, officer, employee or agent of such constituent corporation, or was or is serving at the request of such constituent corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Section ~~17~~12 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Section ~~17~~12, references to "fines" shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section ~~17.~~12. For the avoidance of doubt, any reference to an officer of the Corporation in this Section 12 shall be deemed to refer exclusively to the officers duly appointed as such pursuant to the Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, but not an officer thereof as described in the preceding sentence, has been given or has used the title of "Vice President" or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Section 12.

(i) *Survival of Indemnification and Advancement of Expenses*. The indemnification, defense and advancement of expenses provided by, or granted pursuant to, this Section ~~17~~12 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(j) *Limitation on Indemnification*. Notwithstanding anything contained in this Section ~~17~~12 to the contrary, except for proceedings to enforce rights to indemnification and defense under this Section ~~17~~12 (which shall be governed by Section ~~17~~12(k)(ii)), the Corporation shall not be obligated under this Section ~~17~~12 to indemnify~~, hold harmless or defend any director, officer, employee or agent~~ or advance expenses to any covered person in connection with ~~a~~any action, suit or proceeding (or part thereof) initiated by such covered person unless such action, suit or proceeding (or part thereof) was authorized in advance by the Board. ~~Notwithstanding anything contained in this Section 17 to the contrary, the prevailing party shall not be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action to the extent that such fees, costs and expenses relate to "internal corporate claims" as defined in Section 109(b) of the DGCL~~

B-9

(k) *Contract Rights*.

(i) The obligations of the Corporation under this Section ~~17~~12 to indemnify~~, hold harmless and defend a person who was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly-owned subsidiary of the Corporation, including the duty to~~ and advance expenses~~,~~ to any covered person shall be considered a contract between the Corporation and such covered person, and no modification or repeal of any provision of this Section ~~17~~12 shall affect, to the detriment of such covered person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

(ii) If a claim under Section ~~17~~12(a), Section ~~17~~12(b) or Section ~~17~~12(e) is not paid in full by the Corporation within 90 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 45 days, the person making such claim may at any time thereafter (but not before) bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by applicable law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, such person shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by such person to enforce a right to indemnification hereunder (but not in a suit brought by such person to enforce a right to an advancement of expenses) it shall be a defense, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication, that such person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its ~~S~~stockholders) to have made a determination prior to the commencement of such suit that indemnification of such person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its ~~S~~stockholders) that such person has not met such applicable standard of conduct, shall create a presumption that such person has not met the applicable standard of conduct ~~or, in the case of such a suit brought by such person, be a defense to such suit~~.

(l) *Indemnification Agreements*. Without limiting the generality of the foregoing, the Corporation shall have the express authority to enter into such agreements as the Board deems appropriate for the indemnification of present or future directors and officers of the Corporation in connection with their service to, or status with, the Corporation or any other corporation, entity or enterprise with whom such person is serving at the express written request of the Corporation.

Section ~~18~~13. Forum; Consent to Jurisdiction; Severability.

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the "Court of Chancery") shall, to the fullest extent provided by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or ~~other employee~~stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or ~~employees~~stockholders arising pursuant to any provision of the DGCL or this ~~Amended and~~ Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or ~~employees~~stockholders governed by the internal affairs doctrine ~~and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction, as to which the Court of Chancery and~~ the U.S. federal district court ~~for the District of Delaware shall have concurrent jurisdiction~~. Notwithstanding the foregoing, the provisions of this Section ~~18~~13(a) will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder or any other claim for which the U.S. federal district courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the U.S. federal district courts ~~shall~~ (including the U.S. federal district court in the State of Delaware) shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Corporation or any director, officer, other employee or agent of the Corporation. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section ~~18~~13(a).

(b) ~~Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 18(a) immediately above is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and U.S. federal district courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 18(a) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.~~

(~~e~~b) ~~Severability.~~ If any provision or provisions of this Section ~~18~~13 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section ~~18~~13 (including, without limitation, each portion of any sentence of this Section ~~18~~13 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section ~~18~~13.

Section ~~19~~14. Corporate Opportunity. To the ~~extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Fifth Amended Certificate or in the future, and~~ fullest extent permitted by law, the Corporation renounces any interest or expectancy ~~that~~ in any business opportunity of which any of the directors ~~or~~, officers or stockholders of the Corporation ~~will offer any such corporate opportunity of which he or she~~ may become aware ~~to~~; provided that the Corporation~~, except, the doctrine of corporate~~ does not renounce any interest or expectancy in any business opportunity ~~shall apply with respect~~offered to any of the directors or officers of the Corporation ~~with respect to a corporate opportunity that was offered to such person~~ solely in his or her capacity as a director or officer of the Corporation ~~and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.~~.

Section 15. Section 203. The Corporation hereby elects not to be governed by the provisions of Section 203 of the DGCL.

Section ~~20~~16. Headings. The headings contained herein are for convenience only, do not constitute a part of this ~~Fifth Amended~~Restated Certificate and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned has executed this ~~Fifth~~ Amended and Restated Certificate of Incorporation as of ~~July 2, 2025~~[_____], 2026.

SBC Medical Group Holdings Incorporated

By: ~~Yoshiyuki Aikawa~~
Name: ~~Yoshiyuki Aikawa~~
Title: ~~Chief Executive Officer~~

SBC Medical Group Holdings Incorporated

200 Spectrum Center Drive, Suite 300, Irvine, CA 92618

NASDAQ: "SBC" (common stock trading symbol)

Board of Directors

Yoshiyuki Aikawa
CEO and Chairman of the Board

Fumitoshi Fujiwara
Executive Officer of Medirom Healthcare Technologies Inc.

- Audit Committee
- Compensation Committee
- Nominating and Corporate Governance Committee

Mike Sayama
Ex-Executive Director of Community First
- Audit Committee
- Compensation Committee
- Nominating and Corporate Governance Committee

Yuya Yoshida
Chief Financial Officer and Chief Operating Officer

Ken Edahiro
Chief Strategy and Marketing Officer and General Manager of BizReach

- Audit Committee
- Compensation Committee
- Nominating and Corporate Governance Committee

Executive Management

Yoshiyuki Aikawa
CEO and Chairman of the Board

Miki Shimiizu
Chief Strategy Officer

Yuya Yoshida
Chief Financial Officer and Chief Operating Officer

Taiki Sakaguchi
Corporate Secretary

Stockholder Information

Annual Meeting
The 2026 Annual Meeting will be held as a virtual only meeting:
Date/Time: July 9, 2026, 9:00 am (JST)/ July 8, 2026, 8:00 pm (ET)

Virtual Shareholder Meeting:
www.virtualshareholdermeeting.com/SBC2026

Investor Relations
ir@sbc-holdings.com

Independent Registered Public Accounting Firm
MaloneBailey, LLP

Transfer Agent and Registrar
Registered shareholder inquiries should be directed to
Continental Stock Transfer & Trust Company

By Regular Mail:
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004-1561
Phone: 800.509.5586; 212.509.5586 (international)
https://continentalstock.com/contact-us/

Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission, is included herein. A copy of the Form 10-K may also be obtained without charge by writing:

Corporate Secretary
SBC Medical Group Holdings Incorporated
200 Spectrum Center Drive, Suite 300
Irvine, CA 92618
or
Shinjuku Island Tower 3F 6-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan 163-1303

The Form 10-K is also available at:
https://ir.sbc-holdings.com/

Forward-Looking Statements
The Annual Report and Proxy Statement contain forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. These forward-looking statements are based on information available as of the date of the Annual Report and Proxy Statement, as applicable, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.